
14006052

Reed Elsevier

ScienceDirect
ACCUITY
Lexis Advance™
C.L.U.B
INTERNATIONAL LUXURY TRAVEL MARKET

Annual Reports and
Financial Statements
2013

Reed Elsevier is a world leading provider of information solutions for professional customers across industries. We help scientists make new discoveries, lawyers win cases, doctors save lives, corporations build commercial relationships, insurance companies assess risk, and government and financial institutions detect fraud.

Get more information online

A full pdf of the Annual Report and further information about Reed Elsevier and our businesses can be found online at our corporate website: www.reedelsevier.com



Forward-looking statements

The Reed Elsevier Annual Reports and Financial Statements 2013 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms "estimate", "project", "plan", "intend", "expect", "should be", "will be", "believe" and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier's products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third-party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier's intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

2013 Financial highlights

- Underlying revenue up 2% (3% excluding biennial exhibition cycling)
- Underlying adjusted operating profit up 5%
- Adjusted EPS up 9% to 54.0p for Reed Elsevier PLC; up 5% to €0.99 for Reed Elsevier NV
- Reported EPS up 9% to 48.8p for Reed Elsevier PLC; up 5% to €0.91 for Reed Elsevier NV
- Full year dividend up 7% to 24.60p for Reed Elsevier PLC and up 8% to €0.506 for Reed Elsevier NV
- Return on invested capital up 0.4pts to 12.1%
- Net debt stable at £3.1bn; 2.1x EBITDA pensions and lease adjusted (1.6x unadjusted)

Reed Elsevier combined businesses

REVENUE


£m
€m
Underlying Growth +2%/+3%*
6,116
6,035
7,523
7,121
2012
2013
2012
2013

ADJUSTED OPERATING PROFIT


£m
€m
Underlying Growth +5%
1,688
1,749
2,076
2,064
2012
2013
2012
2013

* Excluding biennial exhibition cycling.

Parent companies

REED ELSEVIER PLC


Adjusted EPS
pence
Growth +9%
49.4
54.0
Dividend
pence
Growth +7%
23.0
24.6
2012
2013
2012
2013

REED ELSEVIER NV


Adjusted EPS
€
Growth +5%
0.94
0.99
Dividend
€
Growth +8%
0.467
0.506
2012
2013
2012
2013

Adjusted and underlying figures are additional performance measures used by management. Adjusted figures are reconciled to the reported figures in note 10 to the combined financial statements and note 9 to the respective parent company financial statements. 2012 comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see the accounting policies section in the combined financial statements on page 106. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2012 full year average and hedge exchange rates. The underlying growth in revenue and in adjusted operating profit are the key performance indicators used by Reed Elsevier in assessing performance.

Contents


RECEIVED
MAR 28 2014

Overview*

Business review*

Financial review*

Governance



Financial statements and other information

* Comprises the Strategic Report in accordance with The (UK) Companies Act 2006 (Strategic Report and Directors Report) Regulations 2013.

Chairman's statement



Anthony Habgood
Chairman

Reed Elsevier continued to deliver on its long-term strategic and financial priorities in 2013. Continued underlying revenue and profit growth was achieved across all five major business units, with improved profitability driven by process innovation and portfolio development. Our strong cash flow enabled us to step up our share buyback programme while maintaining balance sheet strength.

Growth of underlying revenues, which exclude the effects of currency translation, acquisitions and disposals, was 2%, or 3% excluding the cycling effect of biennial exhibitions, with all five business areas contributing to underlying growth. Our reported revenues declined by 1% to £6,035m expressed in sterling and 5% to €7,121m expressed in euros, or down 3% at constant exchange rates, reflecting disposals made across the businesses.

Underlying adjusted operating profits grew 5%, with the improvement in profitability reflecting a combination of process innovation and portfolio development across all business areas. Adjusted operating profits grew 4% to £1,749m expressed in sterling, down 1% to €2,064m expressed in euros.

Adjusted earnings per share grew 9% to 54.0p for Reed Elsevier PLC, and 5% to €0.99 for Reed Elsevier NV. Reported earnings per share grew 9% to 48.8p for Reed Elsevier PLC, and 5% to €0.91 for Reed Elsevier NV.

Dividends

The Boards are recommending equalised final dividends of 17.95p for Reed Elsevier PLC and €0.374 for Reed Elsevier NV, up respectively 6% and 11% against the prior year. This brings the total dividends for the year to 24.60p for Reed Elsevier PLC, up 7% and €0.506 for Reed Elsevier NV, up 8%. The differing growth rates of the interim and final dividends for the two parent companies reflect movements in the sterling-euro exchange rate between dividend announcement dates.

Balance sheet

Net debt was £3.1bn/€3.7bn on 31 December 2013, compared with £3.1bn/€3.8bn last year. Net debt/EBITDA on a pensions and lease adjusted basis for 2013 was 2.1x, down from 2.2x last year, and on an unadjusted basis, it was 1.6x, down from 1.7x last year. Adjusted operating cash flow conversion was 97%, up from 95% in 2012, with capital expenditure at 5% of revenues.

Share buybacks

Strong cash flow, together with proceeds from the disposal of businesses, enabled us to step up our share buyback programme while maintaining a strong balance sheet. In 2013 we deployed a total of £600m on share buybacks, and by the end of February 2014 we had deployed an additional £100m. In 2014, although we expect disposal proceeds to be lower, we intend to deploy a total of £600m on share buybacks, based on our strong balance sheet and cash flow.

The Boards

In September, Duncan Palmer, Chief Financial Officer, offered his resignation from the Boards of Reed Elsevier. This was a result of family circumstances which unexpectedly required him to return to the US. Duncan has made an important contribution to the business and we wish him the best for the future. In January 2014, we announced Nick Luff would take over from Duncan. Nick has been Chief Financial Officer at Centrica plc, the UK energy group, since 2007, and prior to that was at P&O, the FTSE 100 logistics and shipping group. Nick's many years of experience as Chief Financial Officer at a FTSE 30 company and involvement in dual UK/US and Netherlands-based listings, make him an excellent fit for Reed Elsevier. He will join the company in 2014.

Following the introduction of new legislation in the Netherlands and the approval of changes to the articles of association of Reed Elsevier NV by its shareholders, the Directors adopted a unitary board structure in May 2013. This further aligns the structure of the two parent companies.

During the year, we also continued the process of progressively refreshing the non-executive element of the Boards. At the Annual General Meetings in April, a number of changes were made. Sir David Reid and Mark Elliott retired as Non-Executive Directors after 10 years' service. Lisa Hook, who joined the Boards in April 2006, became the Senior Independent Director. As previously announced, Wolfhart Hauser joined the Boards in April. I would like to thank David and Mark for their many years of advice and wisdom, and welcome Wolfhart to Reed Elsevier.

Corporate responsibility

Our focus on corporate responsibility remains a source of strength for Reed Elsevier. I fully support all our efforts to ensure the highest levels of ethical management. We are making consistent progress against our corporate responsibility objectives, and with our commitment to increase the diversity of our Boards.

Anthony Habgood
Chairman

Chief Executive Officer's report



Erik Engstrom
Chief Executive Officer

In 2013 we continued to make good progress on our strategy to systematically transform our business into a professional information solutions provider that combines content and data with analytics and technology to deliver improved outcomes for customers. We are enhancing the quality of our earnings to deliver more predictable revenues, a higher growth profile and improving returns.

Strategic direction
Our strategy remains consistent: to become a global professional information solutions provider, a company that delivers improved outcomes for professional customers across industries. Our goal is to help our customers make better decisions, get better results and be more productive. We do this by leveraging a deep understanding of our customers to create innovative solutions which combine content and data with analytics and technology in global platforms. These solutions often account for about 1% of our customers' total cost base but can have a significant and positive impact on the economics of the remaining 99%.

We continue to build leading positions in long-term global growth markets by leveraging our skills, assets and resources across Reed Elsevier, both to build solutions for our customers and to pursue cost efficiencies.

During the year we continued to make progress in this strategic direction. We are systematically migrating all of our businesses across Reed Elsevier, primarily through organic investment.

We are supplementing this organic transformation with selective acquisitions of targeted data and content sets, and assets in high-growth markets and geographies, where we are the natural owner and can accelerate our strategy with good returns. We continue to divest assets that we are unable to migrate or where we do not see significant future value creation for Reed Elsevier.

By focusing on evolving the fundamentals of our business we believe that, over time, we are improving the business profile of Reed Elsevier and the quality of our earnings. This is leading to more predictable revenues through a better asset mix and geographic balance; a higher growth profile by expanding in higher growth segments, exiting from structurally challenged businesses and gradually reducing the drag from print format declines; and improved returns by focusing on organic development with strong cash generation.


UNDERLYING REVENUE GROWTH
Excluding biennial exhibition cycling
+1%
+3%
+3%
+3%
2010
2011
2012
2013


UNDERLYING ADJUSTED OPERATING PROFIT GROWTH
-1%
+5%
+6%
+5%
2010
2011
2012
2013

2013 progress

In 2013 we remained focused on improving the business profile of our assets and the quality of our earnings. We did this primarily through organic investment.

We maintained our positive operating and financial momentum throughout the year. All five major business areas again delivered underlying revenue and profit growth. We improved profitability through process innovation and portfolio development.

By the end of 2013, 81% of our revenues were in our targeted formats of electronic and face-to-face, generating average underlying revenue growth rates of 5% to 7%.

During the year, we continued the reshaping of our portfolio, making a small number of data, content and exhibition acquisitions in high-growth markets and geographies. We also continued our disposal activity, exiting businesses that are not likely to transform into the type of business that we want to be in, or where we do not see significant future value creation for Reed Elsevier. We also exited businesses where we have made a decision not to invest further to pursue a global leadership position. For example, we completed the disposal of our employment screening business from within Risk Solutions and exited additional print magazines within Business Information.

With a strong balance sheet, strong cash flow characteristics and with average acquisition spend comfortably covered by free cash flow after dividends we continued to take a pragmatic approach to ensuring that the value compounding within the business translates into shareholder value. As part of this we increased our share buyback programme to £600m in 2013.

Financial performance

Underlying revenue growth was 2%, or 3% excluding the effects of biennial exhibition cycling. Underlying operating profit grew 5%, and adjusted earnings per share grew 7% at constant exchange rates. Despite continued organic investment in our business and the completion of a number of small acquisitions, our return on invested capital increased to 12.1%. At the end of 2013 our net debt/EBITDA ratio was 2.1 times on a pensions and lease adjusted basis, or 1.6 times on an unadjusted basis, both slightly lower than the prior year, and we remain in a leverage range with which we are very comfortable.

Scientific, Technical & Medical achieved good volume growth in primary research submissions and usage, and in databases & tools, across scientific, technical & medical markets. Journal quality, as measured by Impact Factor, continued to improve. Electronic revenues, which now account for 72% of total revenues, grew strongly across all segments.

All business segments in **Risk Solutions** achieved strong growth in 2013. Growth in the insurance segment was driven by good take up of new products and services, expansion into adjacent market verticals, and volume growth in the core underwriting business. Business Services growth reflected strong demand for identity verification and fraud detection solutions. Growth in government revenues reflected new product sales.

In **Business Information** underlying revenue growth accelerated in 2013 reflecting continued good growth in data services and modest growth elsewhere.

In **Legal** underlying revenue growth was maintained in 2013 despite subdued market conditions in the US and Europe. Electronic revenues continued to show good growth, largely offset by print declines. The roll out of new product releases continued, with over 70% of US legal customers activated on the New Lexis platform at period end, and new product usage progressing well.

Exhibitions maintained strong underlying revenue growth of 7% excluding the effect of biennial show cycling. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew strongly.


EARNINGS PER SHARE GROWTH
Constant currency


-6%
+6%
+8%
+7%
2010
2011
2012
2013


RETURN ON INVESTED CAPITAL
10.6%
11.2%
11.7%*
12.1%
2010
2011
2012
2013

* 2012 ROIC restated for IAS19.

Corporate responsibility

We prioritise corporate responsibility in order to maximise the beneficial impact we have on society. In 2013, for example, LexisNexis Legal & Professional drafted Global Rule of Law Business Principles, outlining the responsibilities companies have to promote justice. These were launched at an event with UN Secretary-General Ban Ki-moon. We also made progress in the year on our corporate responsibility objectives, including responding to global Employee Opinion Survey results across our business segments and launching a new product accessibility policy.

Outlook

Early trends across our business in 2014 remain broadly consistent with full year 2013, with some small variations by market and by geography. We are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit and earnings growth in 2014.

In 2014 we again intend to deploy a total of £600m on share buybacks, reflecting our strong balance sheet and cash flow.

Erik Engstrom
Chief Executive Officer


REVENUE BY FORMAT


£6,035m
19%
15%
66%
Electronic
Face to face
Print/Other


REVENUE BY GEOGRAPHICAL MARKET
£6,035m
21%
51%
28%
North America
Europe
Rest of World


REVENUE BY TYPE
£6,035m
4%
44%
52%
Subscriptions
Transactional
Advertising

Business review

In this section

Reed Elsevier

Reed Elsevier is a world leading provider of information solutions for professional customers across industries. We help scientists make new discoveries, lawyers win cases, doctors save lives, corporations build commercial relationships, insurance companies assess risk, and government and financial institutions detect fraud.

We achieve this by using our deep customer understanding to combine high-quality content & data with analytics & technology in global platforms. These solutions often account for about 1% of our customers' total cost base but can have a significant, positive impact on the economics of the remaining 99%. We seek to build leading positions in long-term growth markets by leveraging our institutional skills, assets and resources across Reed Elsevier, both to build solutions for our customers and to pursue cost efficiencies.

Across Reed Elsevier, we are systematically migrating in this direction, primarily through organic development, by investing in the transformation of our assets and building out new products and solutions in adjacent markets and geographies. We are supplementing organic growth with selective acquisitions that can accelerate our strategy with good returns. We continue to divest assets that we are unable to align in this direction, or where we do not see significant future value creation.

Reed Elsevier combined businesses

REPORTED FIGURES

For the year ended 31 December	£ 2013 £m	£ 2012** £m	Change	€ 2013 €m	€ 2012** €m	Change	Change at constant currencies	Change underlying
Revenue	**6,035**	6,116	-1%	**7,121**	7,523	-5%	-3%	+2%/**+3%***
Operating profit	**1,376**	1,333	+3%	**1,624**	1,639	-1%	+1%	
Profit before tax	**1,196**	1,151	+4%	**1,412**	1,416	0%	+2%	
Net profit	**1,110**	1,044	+6%	**1,310**	1,284	+2%	+3%	
Net margin	**18.4%**	17.1%		**18.4%**	17.1%			
Net borrowings	**3,072**	3,127		**3,686**	3,846			

ADJUSTED FIGURES

For the year ended 31 December	£ 2013 £m	£ 2012** £m	Change	€ 2013 €m	€ 2012** €m	Change	Change at constant currencies	Change underlying
Operating profit	**1,749**	1,688	+4%	**2,064**	2,076	-1%	+1%	**+5%**
Operating margin	**29.0%**	27.6%		**29.0%**	27.6%			
Profit before tax	**1,572**	1,472	+7%	**1,855**	1,811	+2%	+4%	
Net profit	**1,197**	1,121	+7%	**1,413**	1,379	+2%	+4%	
Net margin	**19.8%**	18.3%		**19.8%**	18.3%			
Operating cash flow	**1,703**	1,603	+6%	**2,010**	1,972	+2%	+4%	
Operating cash flow conversion	**97%**	95%		**97%**	95%			
Return on invested capital	**12.1%**	11.7%		**12.1%**	11.7%			

Parent companies

	Reed Elsevier PLC 2013	Reed Elsevier PLC 2012	Change	Reed Elsevier NV 2013	Reed Elsevier NV 2012	Change	Change at constant currencies
Adjusted earnings per share	**54.0p**	49.4p	+9%	**€0.99**	€0.94	+5%	**+7%**
Reported earnings per share	**48.8p**	44.8p	+9%	**€0.91**	€0.87	+5%	
Ordinary dividend per share	**24.6p**	23.0p	+7%	**€0.506**	€0.467	+8%	

* Excluding biennial exhibition cycling.
** 2012 comparative financial information has been restated following the introduction of IAS19 Employee Benefits (revised).
The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% indirect interest in Reed Elsevier NV.

Reed Elsevier serves customers in more than 180 countries and has 28,200 full-time employees worldwide.

51%
of revenues
GENERATED IN NORTH AMERICA

90%
of revenues
GENERATED OUTSIDE UK & NETHERLANDS

$500m
investment
ON TECHNOLOGY EVERY YEAR

81%
of revenues
GENERATED FROM ELECTRONIC OR FACE TO FACE FORMATS

4th
largest provider
IN THE WORLD FOR DIGITAL PAID CONTENT

LEVERAGING INNOVATION ACROSS REED ELSEVIER: HPCC SYSTEMS

High Performance Computing Cluster Systems (HPCC), is one of the most advanced, fast-performing Big Data processing technologies available today. It is open source and used to solve large-scale, complex data and analytics challenges. Within Reed Elsevier, HPCC Systems is being leveraged across our largest market segments. HPCC Systems combines proven data processing methodologies with Reed Elsevier's proprietary linking algorithms, to enable our customers to turn data into intelligence – better, faster and cheaper.

HPCC Systems was developed by LexisNexis Risk Solutions and currently powers core products from this division, which had 2013 revenues of £933m. Similarly Lexis Advance, our legal segment's new flagship product, is also enriched and managed by HPCC Systems, providing unrivalled capabilities and solutions for our customers. The latest version of SciVal, our scientific, technical & medical segment's tool for universities and other institutions to assess their relative performance, runs on HPCC Systems technology. SciVal provides analysis of over 30m pieces of content and 350m citations from 4,600 institutions in 220 countries. The business is deploying HPCC Systems on *ScienceDirect*, its primary research database, aimed at recommending related articles. The scheme increased click-throughs by 65%.





WITH HPCC SYSTEMS, WE ARE UNLOCKING THE INTELLIGENCE IN OUR CONTENT AND LINKING NEW SOURCES OF DATA TO CREATE THE NEXT LEVEL OF ANALYTICS AND SOLUTIONS THAT WILL IMPROVE OUTCOMES FOR OUR CUSTOMERS.



Jeffrey Honious

Vice President Innovation, Reed Elsevier



37bn
records

LEXISNEXIS RISK SOLUTIONS' PUBLIC RECORDS DATABASE CONTAINS 37BN RECORDS

30m
transactions per hour

HPCC SYSTEMS IS AN OPEN-SOURCE, BIG DATA PROCESSING PLATFORM THAT CAN HANDLE 30M TRANSACTIONS PER HOUR

2
petabytes of unique data

RISK SOLUTIONS' PUBLIC RECORDS DATABASE HOLDS 2 PETABYTES OF UNIQUE DATA WITH A CAPACITY TO HOLD 4 PETABYTES

Reed Elsevier operates across a number of market segments

MARKET SEGMENTS	SEGMENT POSITION	KEY BRANDS
In **Scientific, Technical & Medical** markets, we provide information and tools to help customers improve scientific and healthcare outcomes.	Global #1	ELSEVIER
In **Risk Solutions & Business Information**, we provide data, analytics and insight that enable customers to evaluate and manage risks, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.	Key verticals #1	LexisNexis Risk Solutions Reed Business Information
In **Legal** markets, we are a world leading provider of legal, regulatory and news & business information and analysis to legal, corporate, government and academic customers.	US #2 Outside US #1 or 2	LexisNexis Legal & Professional
In **Exhibitions**, we are the world's leading events business, with almost 500 events in over 30 countries.	Global #1	Reed Exhibitions

Financial summary by market segment

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue					
Scientific, Technical & Medical	**2,126**	2,063	+3%	+1%	+2%
Risk Solutions	**933**	926	+1%	–1%	+8%
Business Information	**547**	663	–17%	–19%	+4%
Legal	**1,567**	1,610	–3%	–4%	+1%
Exhibitions	**862**	854	+1%	+2%	+2%/+7%*
	6,035	6,116	–1%	–3%	+2%/+3%*
Adjusted operating profit					
Scientific, Technical & Medical	**826**	780	+6%	+2%	+3%
Risk Solutions	**414**	392	+6%	+4%	+8%
Business Information	**107**	119	–10%	–11%	+14%
Legal	**238**	234	+2%	+1%	+5%
Exhibitions	**213**	210	+1%	+4%	+4%
Unallocated items	**(49)**	(47)			
	1,749	1,688	+4%	+1%	+5%

* Excluding biennial exhibition cycling.

Adjusted and underlying figures are additional performance measures used by management. Adjusted figures are reconciled to the reported figures in note 10 to the combined financial statements and note 9 to the respective parent company financial statements. 2012 comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see the accounting policies section in the combined financial statements on page 106. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2012 full year average and hedge exchange rates. The underlying growth in revenue and in adjusted operating profit are the key performance indicators used by Reed Elsevier in assessing performance.


REVENUE
£6,035m
35%
16%
9%
26%
14%
Scientific, Technical & Medical
Risk Solutions
Business Information
Legal
Exhibitions


ADJUSTED OPERATING PROFIT
£1,749m
46%
23%
6%
13%
12%
Scientific, Technical & Medical
Risk Solutions
Business Information
Legal
Exhibitions

Market segments

Scientific, Technical & Medical

In Scientific, Technical & Medical markets, we provide information and tools to help customers improve scientific and healthcare outcomes.

Elsevier is the world's leading provider of scientific, technical & medical information serving scientists, health professionals, and students worldwide. Its objective is to help its customers advance science and improve healthcare by providing world-class content and innovative information solutions that enable them to make critical decisions, enhance productivity, and improve outcomes.

Revenues for the year ended 31 December 2013 were £2,126m. Elsevier is a global business with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, New York, Oxford, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. It has 6,700 employees.

Approximately 38% of revenue by destination in 2013 was derived from North America, 30% from Europe and the remaining 32% from the rest of the world.

Elsevier serves the needs of the science, technology & medical markets by publishing primary research, reference, and education content, as well as by providing a range of database and workflow solutions. Elsevier's customers are scientists, academic institutions "educators", research leaders and administrators, medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, health insurers, managed healthcare organisations, research-intensive corporations, and governments. All of these customers rely on Elsevier to provide high-quality content and critical information for making scientific and medical decisions; to review, publish, disseminate and preserve research findings; to create innovative tools to help focus research strategies, increase research effectiveness, improve medical outcomes, and enhance the efficiency of healthcare and healthcare education.

In the primary research market during 2013, over 1m research papers were submitted to Elsevier. Over 10,000 editors managed the peer review and selection of these papers, resulting in the publication of more than 350,000 articles in over 2,000 journals, many of which are the foremost publications in their field and a primary point of reference for new research. This content was accessed by around 11m people, with more than 700m full text article downloads last year. Content is provided free or at very low cost in most of the world's poorest countries. Elsevier's journals are primarily published and delivered through the *ScienceDirect* platform, the world's largest database of scientific and medical research, hosting over 12m pieces of content, and 26,000 full text e-books. Flagship journals include *Cell* and *The Lancet* families of titles.

In 2013 Elsevier acquired Mendeley, an innovative research management and social collaboration platform. Researchers use Mendeley's desktop and cloud-based tools to manage and annotate documents, create citations and bibliographies, collaborate on research projects and network with fellow academics.

Elsevier is also a global leader in the scientific, technical & medical reference market, providing authoritative and current professional reference content. While reference has traditionally been a print industry, Elsevier has been a leader in driving the shift from print to electronic. Flagship titles include works such as *Gray's Anatomy*, *Nelson's Pediatrics* and *Netter's Atlas of Human Anatomy*.


ELSEVIER

SciVal

Provides research performance tools for academic institutions and funding intelligence


Cell

Premier life sciences journal with the highest impact factor in biochemistry and molecular biology


CLINICAL KEY

Combines leading reference and evidence-based medical content into its fully integrated clinical insight engine


MENDELEY

An innovative research management and social collaboration platform


REAXYS

Leading web-based chemical reaction workflow solution for industrial chemists

THE LANCET

One of the world's leading medical journals since 1823

ScienceDirect

The world's largest database of scientific and medical research articles

CPM CarePoints

EHR-Based Integrated Solution

A leading comprehensive care planning and clinical documentation system

Elsevier launched *ClinicalKey* in 2012, providing physicians with access to leading Elsevier and third-party reference and evidence-based medical content in a single, fully integrated site. Since launch *ClinicalKey* has grown rapidly, and currently serves over 1,000 institutions.

In medical education, Elsevier serves students of medicine, nursing and allied health professions through print and electronic books, as well as electronic solutions. For example, *Evolve*, an online suite of solutions designed to help students of nursing and allied health professions, had over 4m registered users in 2013.

Elsevier's database and workflow products provide a range of tools and solutions for professionals in the science, technical and medical fields. Customers include academic and corporate researchers, research administrators and healthcare professionals.

For academic and corporate researchers, significant products include *Scopus*, *Reaxys*, and *Knovel*. *Scopus* is the largest abstract and citation database of research literature in the world, with over 50m abstract and bibliographic information records from more than 20,000 peer-reviewed journals and 5,000 international publishers. *Reaxys* is a leading solution for synthetic chemists, integrating chemical reaction and compound data searching with synthesis planning.

Knovel provides a range of web-based productivity tools for the engineering community, integrating technical information with analytics and search to deliver trusted answers and drive innovation.

Elsevier serves academic and government research administrators through its *SciVal* suite of products that help them evaluate their institutions' research performance, determine research strategies and increase institutional efficiencies. Leveraging bibliometric data, such as citations from *Scopus*, *SciVal Spotlight* helps institutions and governments to identify their distinctive research strengths, evaluate performance and increase the focus of their research and development investments. *SciVal Funding* assists researchers and institutions in identifying grants that are most relevant in their research areas.

For healthcare professionals, Elsevier develops products to deliver patient-specific solutions at the point of care to improve patient outcomes. Its clinical solutions include *Gold Standard*, which provides critical information on drug interactions to assist effective treatment and *CPM Resource Center*, which provides a data-driven framework to support nurses in undertaking procedures.

Market opportunities

Scientific, technical & medical information markets have good long-term growth characteristics. The importance of research and development to economic performance and competitive positioning is well understood by governments, academic institutions and corporations. This is reflected in the long-term growth in research and development spend and in the number of researchers worldwide. Growth in health markets is driven by ageing populations in developed markets, rising prosperity in developing markets and the increasing focus on improving medical outcomes and efficiency. Given that a significant proportion of scientific research and healthcare is funded directly or indirectly by governments, spending is influenced by governmental budgetary considerations. The commitment to research and health provision does, however, remain high, even in more difficult budgetary environments.

Strategic priorities

Elsevier's strategic goal is to lead the way in providing information solutions that advance science, technology and health. To achieve this, Elsevier creates solutions that reflect deep insight into the way its users work and the outcomes they are seeking to achieve; strives for excellence in content, service and execution; constantly adapts and revitalises its products, business models and technology; and leverages its institutional skills, assets and resources to promote innovation and efficiency.

Elsevier's strategic priorities are to continue to increase content volume and quality; to expand content coverage, building out integrated solutions combining Elsevier, third-party and customer data; to increase content utility, using "Smart Content" to enable new e-solutions; to combine content with analytics and technology, focused on measurably improving productivity and outcomes for customers; and to continue to drive operational efficiency and effectiveness.

In the primary research market, Elsevier aims to grow volume through new journal launches, expansion of author-pays journals and growth from emerging markets; to enhance quality by building on our premium brands; and to add value to core platforms by implementing new capabilities such as advanced recommendations on *ScienceDirect* and social collaboration through Mendeley.

In clinical reference markets, priorities are to expand content coverage, including licensing high-quality third-party content for *ClinicalKey*, as well as ensuring consistent tagging to link content assets across products.

REVENUE BY FORMAT


£2,126m
Print 27%
Face-to-face 1%
Electronic 72%

REVENUE BY GEOGRAPHICAL MARKET


£2,126m
Rest of World 32%
North America 38%
Europe 30%

Business model, distribution channels and competition

Science and medical research is principally disseminated on a paid subscription basis to the research facilities of academic institutions, government and corporations, and, in the case of medical and healthcare journals, also to individual practitioners and medical society members. For a number of journals, advertising and promotional income represents a small proportion of revenues predominantly from pharmaceutical companies in healthcare titles.

Over the past 15 years alternative payment models for the dissemination of research such as "author-pays open access" or "author's-funder-pays" have emerged. While it is expected that paid subscription will remain the primary distribution model, Elsevier has long invested in alternate business models to address the needs of customers and researchers. Over 1,600 of Elsevier's journals now offer the option of funding research publishing and distribution via a sponsored article fee. In addition, Elsevier now publishes more than 50 open access journals.

Electronic products, such as *ScienceDirect*, *Scopus* and *ClinicalKey*, are generally sold direct to customers through a dedicated sales force that has offices around the world. Subscription agents facilitate the sales and administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users.

Competition within science and medical publishing is generally on a title-by-title and product-by-product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers. Workflow tools face similar competition as well as from software companies and internal solutions developed by customers.


RELATIVE IMPACT FACTOR
1.02
1.06
1.08
1.11
2010
2011
2012
2013
Improvement in quality of Elsevier journal content relative to other publishers. Relative impact factors based on journal-level impact factors released by Thomson Reuters in the given year. (Industry average = 1.)


GROWTH IN ARTICLE SUBMISSIONS
+9%
2012
2013
Continued increase in number of article submissions submitted to Elsevier journals.

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue	**2,126**	2,063	+3%	+1%	+2%
Adjusted operating profit	**826**	780	+6%	+2%	+3%

2013 financial performance

Strong volume growth in primary research submissions and usage, and in databases & tools, across the scientific, technical and medical segments. Electronic revenues, which now account for 72% of the total, grew strongly across all segments. Print book sales and pharma promotion continued to decline.

Underlying revenues grew 2% and underlying adjusted operating profits grew 3%.

In primary research, growth in article submissions and usage remained strong across the scientific, technical and medical segments, and journal quality, as measured by Impact Factor, continued to improve. Revenue growth was driven by solid subscription renewals and new sales. "Author-pays" or "author's-funder-pays" article volumes continued to grow strongly from a small base. Good growth in scientific databases & tools and electronic clinical solutions was also supported by strong new sales.

Print book sales and pharma promotion continued to decline reflecting a combination of format migration and structural changes in the pharmaceutical industry.

Portfolio development continued in 2013. Disposals included Elsevier Business Intelligence and a number of small print and pharma focused assets. We supported our organic growth strategy with small targeted acquisitions, including Mendeley, an online reference management and collaboration solution.

2014 Outlook

The customer environment remains broadly unchanged on last year, with variations by geography and customer segment. We expect continued volume growth and strong demand for electronic products and solutions, and continued declines in print book and pharma promotion revenues. Overall we expect another year of modest underlying revenue growth in 2014.


REVENUE
£m
2,026
2,058
2,063
2,126
2010
2011
2012
2013


ADJUSTED OPERATING PROFIT
£m
724
768
780
826
2010
2011
2012
2013



700m

each year

MORE THAN 11M SCIENTISTS DOWNLOAD MORE THAN 700M ARTICLES FROM SCIENCEDIRECT, THE WORLD'S LEADING PRIMARY SCIENTIFIC, TECHNOLOGY & MEDICAL DATABASE

SCIENCEDIRECT: PREMIER PLATFORM FOR DISCOVERING WORLD OF RESEARCH

As one of the largest research-intensive universities in the UK, the University of Leeds is home to 7,600 staff and 30,000 students from over 130 countries. The university engages in world-class research across an exceptionally diverse range of disciplines and is ranked in the UK's top 10 for research power[1]. The university has particular strengths in interdisciplinary research in areas such as energy, water and climate change, human health and wellbeing.

The University of Leeds Library includes three campus facilities, which together house around 3m volumes as well as countless individual manuscript and archival items. The Library provides access to over 35,000 electronic journal titles as well as an increasing number of electronic databases and monographs.

In August 2000, the University of Leeds first subscribed to Elsevier's ScienceDirect database. Initially the university took print copies of journals alongside the electronic information, but switched to electronic only in 2002.

[1] 2008 Research Assessment Exercise


UNIVERSITY OF LEEDS

About ScienceDirect

ScienceDirect is one of the world's largest databases of peer-reviewed full-text scientific, technical and medical content. Over 11m researchers, healthcare professionals, teachers, students and information professionals around the globe rely on ScienceDirect as a trusted source of over 2,000 journals and 26,000 book titles. ScienceDirect supports research and education with interactive elements in articles such as audio, video, graphs, tables and images, and offers tools so users can easily set alerts. With over 12m content pieces available, ScienceDirect is a premier platform for discovering the world of research.



INFORMATION IN THE FORM OF PEER-REVIEWED ARTICLES FORMS A 'HIGH-OCTANE FUEL' FOR RESEARCH. SCIENCEDIRECT'S VAST ARRAY OF QUALITY JOURNALS, MANY OF WHICH ARE CENTRAL TO THEIR DISCIPLINES, FORMS AN ESSENTIAL PART OF THE RESEARCH INFRASTRUCTURE HERE AT LEEDS. IT IS HIGHLY VALUED BY OUR ACADEMIC COMMUNITY.



Dr Stella Butler

University Librarian and Keeper of the Brotherton Collection

Risk Solutions & Business Information

In Risk Solutions & Business Information, we provide data, analytics and insight that enable customers to evaluate and manage risk, and develop market intelligence, supporting more confident decisions, improved economic outcomes, and enhanced operational efficiency.

Risk Solutions

LexisNexis Risk Solutions is a leading provider of solutions that combine proprietary, public and third-party information, with advanced technology and analytics, and are powered by High Performance Computing Cluster (HPCC) Systems. These solutions assist customers in evaluating, predicting and managing risk and improving operational effectiveness, predominantly in the US.

Revenues for the year ended 31 December 2013 were £933m. LexisNexis Risk Solutions, headquartered in Alpharetta, Georgia, has principal operations in Georgia, Florida, and Ohio, and has 3,300 employees.

LexisNexis Risk Solutions is organised around market-facing industry/sector groups: insurance, business services (including the financial services, receivables management and corporate groups), government, and healthcare. The largest of these is insurance. These groups are supported by a shared infrastructure for technology operations, data management, and other support functions including compliance and marketing. A number of transactional support activities, including some financial processes, are provided from a shared services organisation managed by the LexisNexis Legal & Professional business. The Legal & Professional business also distributes Risk Solutions products into legal markets in the US and internationally.

Insurance Solutions provides a comprehensive combination of data and analytics to property and casualty, personal and commercial lines insurance carriers and life insurance carriers in the US to improve critical aspects of their business, from customer acquisition and underwriting to claims handling. Information solutions, including the most comprehensive US personal loss history database, *C.L.U.E.*®, help insurers assess risks and provide important inputs to pricing and underwriting insurance policies. Additional key products include LexisNexis® *Data Prefill*, which provides critical information on customers, potential customers and their auto, property and life policy information directly into the insurance workflow, and LexisNexis® *Current Carrier*, which identifies current or previous insurance as well as any lapses in coverage.

Business Services provides financial institutions with risk management, identity management, fraud detection, credit risk management, and compliance solutions. These include "know your customer" and anti-money laundering (AML) products. The business also provides risk and identity management solutions for corporate customers in retail, telecommunications and utilities sectors. Receivables management solutions help debt recovery professionals in the segmentation, management and collection of consumer and business debt.

Government Solutions provides data and analytics to US federal, state and local law enforcement and government agencies to help solve criminal and intelligence cases and to identify fraud, waste and abuse in government programmes.

Health Care Solutions provides identity, fraud, and clinical analytics solutions across key stages of the healthcare workflow to enable intelligent decision making for payers and providers.

The Risk Solutions business also provides risk-related information to the legal industry through LexisNexis Legal & Professional.


LexisNexis

Risk Solutions

LexisNexis® Data Prefill

Tool to automate insurance application process providing critical information insurers need to quote and underwrite a policy

LexisNexis® Current Carrier

Database that identifies the existence of current or previous insurance, and whether or not the applicant has had a possible lapse in coverage

C.L.U.E.®

Most comprehensive US personal insurance claims database

Accurint® for Collections

The leading online US solution to help locate debtors quickly and accurately

LexisNexis® Identity Management

Range of solutions to help clients verify that an identity exists and authenticate individuals

LexisNexis® Anti-Money Laundering Solutions

Content and information for anti-money laundering compliance, risk mitigation and enhanced due diligence

LexisNexis® RiskView

Comprehensive suite of credit risk management tools to help assess consumer creditworthiness and risk potential

LexisNexis® Revenue Recovery and Discovery

Suite of tools to enable governments to leverage public records and analytics to identify instances of fraud and to more efficiently collect on outstanding debts

Risk Solutions continues to focus on developing a pipeline of new solutions to drive growth in existing business segments and selected adjacent markets and geographies. In 2013, this strategy was reinforced with a number of focused acquisitions.

In the Insurance business, Risk Solutions acquired Mapflow, an industry-leading geographic risk assessment technology company based in Dublin, Ireland. Mapflow's technology combined with Risk Solutions' comprehensive data, advanced analytics, supercomputing platform (HPCC Systems) and linking capabilities help commercial and home insurers better understand property-level geographic peril risk to make more informed underwriting decisions.

In Business Services, Risk Solutions acquired the remaining stake in WorldCompliance, a leading provider of customer and vendor screening content, to complement existing AML and compliance solutions. Risk Solutions also acquired RSA Security's consumer Knowledge Based Authentication technology to drive further innovation and strengthen its leadership position in identity management. In Health Care, the acquisition of Enclarity supplements the existing identity and fraud, waste, and abuse solutions with the most comprehensive provider information available. The transition of MEDai from Elsevier to Risk Solutions' Health Care business was announced, enabling the combination of MEDai's clinical expertise with Risk Solutions' analytics, data, and HPCC technology to create leading clinical analytics solutions.

The identity management and risk evaluation solutions provided by Risk Solutions utilise comprehensive database platforms of public records and proprietary information with more than 2 petabytes of unique data, which makes it the largest database of its kind in the US market today. *LexisNexis Accurint* is a flagship product, powered by the HPCC technology. This market-leading technology enables Risk Solutions to provide its customers with highly relevant search results swiftly and to create new, low-cost solutions quickly and efficiently. It is also increasingly used across other Reed Elsevier markets such as Legal and Scientific, Technical & Medical.

In February 2013, Risk Solutions completed the sale of its Screening business. This allows it to increase its focus on higher-growth segments leveraging its core data, technology and analytical capabilities. The Screening business presented limited opportunities to apply these capabilities to generate unique customer value, sustained growth, and superior margins.

Market opportunities

Risk Solutions operates in markets with strong long-term underlying growth drivers including: insurance underwriting transactions; insurance, healthcare, tax and entitlement fraud; credit defaults and financial fraud; regulatory compliance and due diligence requirements surrounding customer enrolment; and security and privacy considerations.

In the insurance segment, growth is supported by increasing transactional activity in the auto, property and life insurance markets and the increasing adoption by insurance carriers of more sophisticated data and analytics in the prospecting, underwriting and claims evaluation processes, to assess underwriting risk, increase competitiveness and improve operating cost efficiency. Transactional activity is driven by growth in insurance quoting and policy switching, as consumers seek better policy terms. This activity is stimulated by increasing competition between insurance companies, high levels of carrier advertising, and rising levels of internet quoting and policy binding.

A number of factors support growth for risk solutions in the financial services market, including new credit originations, continued high fraud losses, stringent regulatory compliance requirements, and increasing anti-money laundering fines. In receivables management, demand is driven mainly by levels of consumer debt and the prospect of recovering that debt, which is impacted by employment conditions in the US. In corporate markets, demand is supported by growth in online retail sales and continued high levels of credit card fraud. Growth in government markets is driven by the increasing use of data and analytics to combat criminal activity, fraud and tax evasion, and to address security issues. The level and timing of demand in this market is influenced by government funding and revenue considerations. In Health Care, there are numerous growth drivers for fraud and analytics solutions including the expansion of insurance coverage under the Affordable Care Act and the focus on cost containment and better patient outcomes.

REVENUE BY FORMAT


£933m
Print 4%
Electronic 96%

REVENUE BY SEGMENT


£933m
Government
Other
Insurance Solutions
Business Services

Strategic priorities
Risk Solutions' strategic goal is to make businesses and government more effective, through a better understanding of the risks associated with individuals, other businesses and transactions and by providing the highest quality tools to help manage those risks efficiently and cost effectively. To achieve this, Risk Solutions is focused on: delivering innovative new products across customer workflows; expanding the range of risk management solutions across adjacent markets; addressing international opportunities in selected markets to meet local risk management needs; and continuing to strengthen its content, technology, and analytical capabilities.

Business model, distribution channels and competition
Risk Solutions' products are predominantly sold directly, with pricing mostly on a transactional basis for insurance carriers and corporations, and primarily on a subscription basis for government entities.

Risk Solutions and Verisk, a competitor, each sell data and analytics solutions to insurance carriers but largely address different activities. Risk Solutions' principal competitors in commercial and government segments include Thomson Reuters and major credit bureaus, which in many cases address different activities in these segments as well.

GROWTH IN DATA PREFILL SOLUTIONS


+16%
2012
2013
Growth in automated solutions that deliver information for quoting and underwriting at the point of initial contact with the consumer.

GROWTH IN ANTI-MONEY LAUNDERING SCREENINGS


24%
2012
2013
Growth in anti-money laundering screenings driven by strong regulatory enforcement.

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue	**933**	926	+1%	-1%	+8%
Adjusted operating profit	**414**	392	+6%	+4%	+8%

2013 financial performance

All business segments achieved strong growth in 2013. The improvement in adjusted operating margin largely reflects the impact of portfolio changes, as underlying cost growth was in line with underlying revenue growth, reflecting continued new product development.

Underlying revenues grew 8% and underlying adjusted operating profits grew 8%.

Revenue growth in the insurance segment was driven by good take up of new products and services across the insurance workflow, expansion into adjacent market verticals, and volume growth in the core underwriting business. The expansion into international markets is progressing well, although the absolute revenue contribution remains small relative to Risk Solutions overall.

Business Services growth reflected strong demand for identity authentication and fraud detection solutions across markets. The US mortgage refinancing market did slow down in the second half as expected, but the impact of this was largely offset by continued good growth elsewhere.

New product sales drove strong growth in government revenues for the year, somewhat tempered by a slowdown in federal markets in the fourth quarter.

The 2013 results reflect the impact of portfolio changes, including the disposal of the pre-employment screening business in the first half, and some small acquisitions, including Mapflow and Enclarity. Taken together, portfolio changes had the effect of reducing reported revenues but increasing the adjusted operating profit margin, with underlying cost growth broadly matching revenue growth.

2014 Outlook

The outlook for the federal government segment and mortgage refinancing market is uncertain, but the fundamental growth drivers of the Risk Solutions business remain strong. We will continue to invest in new products that leverage our leading content and analytics expertise, and to extend our services in new verticals and geographies. Overall we expect good underlying revenue growth across market segments.


REVENUE
£m
927
908
926
933
2010
2011
2012
2013


ADJUSTED OPERATING PROFIT
£m
354*
362
392
414
2010
2011
2012
2013
*Comparative profit figures for 2010 are presented on a pro forma basis.

$60m

FLORIDA'S DEPARTMENT OF CHILDREN AND FAMILIES EXPECTS TO SAVE TAXPAYERS $60M A YEAR THANKS TO LEXISNEXIS RISK SOLUTIONS.



LEXISNEXIS RISK SOLUTIONS: PARTNERING TO PROTECT FLORIDA'S BENEFITS RECIPIENTS





Identify theft and fraud has grown into a real threat to governments and individuals alike. In Florida, which ranks first in the US for identity theft, LexisNexis is working alongside the Department of Children and Families (DCF) to tackle the problem.

In May 2013, the state of Florida launched the Customer Authentication Program in partnership with DCF. LexisNexis technology is integrated into Florida's ACCESS* program which helps confirm that benefit applicants are who they say they are. With about 90% of Florida's benefits recipients applying for assistance online, the program plays a critical role in detecting and investigating fraud. In its earliest stages alone, the program detected three times the levels of fraud expected.

Following the success of the pilot, the partnership between LexisNexis and DCF is being rolled out across the state and is expected to save taxpayers millions of dollars.

* Automated Community Communication Economic Self Sufficiency



BY VERIFYING THE IDENTITY OF THE CUSTOMER BEFORE PROCESSING THEIR APPLICATION, WE KNOW WHETHER THE PERSON SEEKING BENEFITS IS TRULY THE INDIVIDUAL APPLYING FOR THEM. WE EXPECT THIS NEW APPROACH TO FIGHTING FRAUD WILL SAVE TAXPAYER DOLLARS, EXPEDITE APPLICATION PROCESSING AND MAKE CERTAIN THAT ONLY THOSE WHO NEED BENEFITS RECEIVE THEM.



Suzanne Vitale

Former Deputy Secretary for the Florida DCF

Business Information

Reed Business Information (RBI) provides information and online data services to business professionals worldwide. RBI provides its customers with high-value industry critical data services, information and tools as well as producing conferences, websites and business magazines. It has many strong global brands with market-leading positions across a wide range of industry sectors.

Revenues for the year ended 31 December 2013 were £547m. RBI is a global business with principal operations in London, Amsterdam, Chicago, Atlanta and Shanghai. RBI has 3,900 employees worldwide. Approximately 28% of revenue in 2013 came from North America, 20% from the United Kingdom, 39% from Continental Europe and 13% from the rest of the world.

RBI's customers use its data and online services to help make key strategic decisions, to improve productivity and performance, to identify new business opportunities and to reduce risk. RBI's magazines and websites deliver high-value news, information and opinion to business professionals across many industry sectors while also providing an effective marketing channel for customers.

RBI's market-leading data services include: *ICIS*, an information and data service in chemicals, fertilisers and energy; *Accuity*, a provider of services and solutions to the banking and corporate sectors focused on payment efficiency, Know Your Customer (KYC), anti-money laundering (AML) and compliance. *XpertHR*, an online service providing regulatory guidance, best practices and tools for HR professionals; and *Reed Construction Data*, a provider of online construction data and information to the construction industry.

RBI's other leading brands include *Flightglobal*, *New Scientist*, *Farmers Weekly*, *Estates Gazette*, *Elsevier* and *Boerderij*.

In 2013, RBI continued to reshape its portfolio, exiting areas not core to its paid content strategy. As part of this strategy RBI has continued to exit its Marketing Solutions businesses. Approved Index was sold in 2013, *BuyerZone* has been sold since year end and the sale process of emedia is ongoing. In addition RBI completed its exit of its publishing businesses in Australia, France, Spain and Italy. *ICIS* made a small acquisition in the carbon trading information space, *Tschach Solutions*.


Reed Business Information


Flightglobal

Data, news and advisory services for professionals working in the global aviation industry


ACCUITY

Payment routing data, AML services and compliance tools for the banking and corporate sectors worldwide


ICIS

Global provider of news, price benchmarks, data, analytics and research to the energy, chemical and fertiliser industries


XpertHR
Online HR Intelligence

Online services with reference data, compliance information and good practice guides for HR professionals


EG estatesgazette
making property move

News, data and research services for the UK commercial property industry


REED

Provider of actionable insight for the construction industry through cost data, project leads, market intelligence, and marketing solutions


ELSEVIER
VERRASSEND NUCHTER

Leading news and opinion magazine in the Netherlands


FARMERS
WEEKLY

News, insight and software solutions for farmers and agricultural businesses

Market opportunities

The growing need for high-quality industry data and information and insight is driving demand for online subscription data services and providing new opportunities.

Strategic priorities

RBI's strategic goal is to help business professionals achieve better outcomes with information and decision support in its individual markets. Its areas of strategic focus are: further growing the data services businesses; restructuring the advertising-driven portfolio and focusing other products on paid content; and driving further organisational effectiveness.

Business model, distribution channels and competition

Across the RBI portfolio, user and subscription revenues now account for 78% of the total business with the remaining 22% derived from print and online advertising and lead generation. RBI electronic revenue streams now account for 60% of total revenue.

Data services are typically sold directly on a subscription or transactional basis. Business magazines are mainly distributed on a paid basis. Advertising revenues are sold directly or through agents.

RBI's products compete with a number of information providers on a service and title-by-title basis including: IHS, McGraw Hill and Wolters Kluwer as well as many niche and privately owned competitors. RBI competes for online advertising with other business-to-business websites, search engines and social media.

REVENUE BY FORMAT


Print
33%
Electronic
60%
Face-to-face
7%

USER AND SUBSCRIPTION REVENUE

59% 62% 69% **78%**
2010 2011 2012 **2013**

REVENUE BY SEGMENT


£547m
Other Business
Magazines & Services
Major Data
Services
Leading Brands
Marketing
Solutions

REVENUE BY GEOGRAPHICAL MARKET


£547m
Rest of World
13%
North America
28%
Rest of
Europe
39%
UK
20%

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue	**547**	663	–17%	–19%	+4%
Adjusted operating profit	**107**	119	–10%	–11%	+14%

2013 financial performance

Underlying revenue growth accelerated in 2013 reflecting continued good growth in data services and modest growth elsewhere. Focus on process innovation drove a further improvement in adjusted operating profit margin.

Underlying revenues grew 4%, and underlying adjusted operating profits grew 14%.

Major Data Services, which now accounts for over 50% of continuing portfolio revenue, achieved strong growth in 2013 driven by *Accuity*, *ICIS* and *XpertHR*.

Leading Brands and Other Business Magazines & Services achieved modest growth, despite weak print advertising markets, with solid results from data solutions and the agricultural segments.

The improvement in adjusted operating profit margin in the year was entirely the result of the continued organic transformation of the business.

In 2013 we continued to exit from businesses that no longer fit our strategy, with disposals during the period including RBI Australia, Italy, and France. Since the beginning of 2014 we have also divested BuyerZone in the Marketing Services segment.

Since bringing the management structure of Business Information and Risk Solutions more closely together at the end of 2012 we have made good initial progress on leveraging Risk Solutions' strength in data, analytics and technology across Business Information's broader geographic footprint.

2014 Outlook

We expect continued good underlying growth in Major Data Services and stable Leading Brands and Other Business Magazines & Services.


REVENUE
£m
718
695
663
547
2010
2011
2012
2013


ADJUSTED OPERATING PROFIT
£m
89
110
119
107
2010
2011
2012
2013

ICIS: DELIVERING TRUSTED DATA TO DECISION MAKERS

LANXESS, the leading speciality chemicals company, needs up-to-date, trusted data and high-value news and analysis on which to make critical commercial decisions.

To achieve this it relies on ICIS, the world's largest petrochemical market information provider. Over 30 years, ICIS has built an unrivalled global network, respected methodologies and a team of distinguished industry experts in petrochemicals, energy and fertilisers to give companies in global commodities markets a competitive advantage.


LANXESS



LANXESS DEALS IN OVER 1,300 CHEMICALS AND IT'S ESSENTIAL THAT WE ACCESS THE SAME TRANSPARENT, GLOBAL DATA AS OUR SUPPLIERS AND CUSTOMERS. THAT DATA COMES FROM ICIS.

AS WELL AS DATA, ICIS' DAILY NEWS SERVICE IS THE FIRST THING I LOOK AT EACH MORNING. IT COVERS NEWS ABOUT THE MARKETS, OUR SUPPLIERS AND OUR COMPETITION.

ICIS IS AS CLOSE TO A ONE-STOP-SHOP AS WE HAVE FOUND.



Holger Hüppeler

Head of Global Procurement and Logistics, LANXESS AG

Legal

In Legal markets, we are a world leading provider of legal, regulatory and news & business information and analysis to law firm, corporate, government and academic customers.

Serving customers in more than 175 countries, LexisNexis Legal & Professional provides resources and services that inform decisions, increase productivity and drive new business.

Revenues for the year ended 31 December 2013 were £1,567m. LexisNexis Legal & Professional is headquartered in New York and has principal operations in the New York area, Ohio and North Carolina in the US, Toronto in Canada, London and Paris in Europe, and cities in several other countries in Africa and Asia Pacific. It has 10,000 employees worldwide. Approximately 68% of revenue by destination in 2013 was derived from North America, 21% from Europe and the remaining 11% from the rest of the world.

LexisNexis Legal & Professional is organised in market-facing groups. These are supported by global shared services organisations providing platform and product development, operational and distribution services, and other support functions.

In the US, in Research & Litigation Solutions, electronic information solutions and innovative workflow tools, developed through close collaboration with customers, help legal and business professionals make better informed decisions in the practice of law and in managing their businesses. Flagship products for legal research are *Lexis.com* and *Lexis Advance*, which provide federal and state statutes and case law, together with analysis and expert commentaries from sources such as *Matthew Bender* and *Michie* and the leading citation service *Shepard's*, which advises on the continuing relevance of case law precedents. Research solutions also include news and business information, ranging from daily news to company filings, as well as public records information and analytics. Through its litigation solutions, LexisNexis provides lawyers with a suite of tools covering case preparation to processing and review to trial preparation. LexisNexis partners with law schools to provide services to students as part of their training.

In 2013, LexisNexis continued to release new versions of *Lexis Advance*, an innovative web application designed to transform how legal professionals conduct research. Built on an advanced technology platform, *Lexis Advance* allows primary researchers within legal and professional organisations to find highly relevant information more easily and efficiently, helping them to drive better outcomes. Future releases will continue to expand content and outreach and add new innovative tools. LexisNexis employs lawyers and trained editors with professional legal backgrounds who review, annotate and update the legal content to help ensure each document in the collection is current and comprehensive. This domain expertise combined with the application of Reed Elsevier's "big data" HPCC technology means LexisNexis is able to update its entire legal collection faster and more efficiently, while also identifying and linking content, enabling customers to uncover previously undiscovered relationships between documents.


LexisNexis

Legal & Professional

Lexis®
Unparalleled legal, news and public records content for legal professionals

Lexis® Library
LexisNexis® UK flagship legal online product

Matthew Bender®
Critical analysis, checklists, forms, and practice guides authored by industry experts covering over 50 major practice areas

Shepard's®
Premier citations service

Lexis® PSL
LexisNexis® UK legal practical guidance service

Lexis Advance™
New online legal research tool that transforms the way legal professionals conduct research

Lexis® Practice Advisor
New resource that offers guidance to help attorneys handle transactional matters more efficiently and effectively

JurisClasseur
Largest, most authoritative online legal resource in France

New workflow and analytical tools and content sets are regularly introduced on *Lexis Advance*. For example, in 2013 LexisNexis launched *MedMal Navigator*, a workflow tool that integrates medical and legal research with case facts, assisting attorneys in determining their course of action. Also, LexisNexis launched new modules for *Lexis Practice Advisor*, a web-based practical guidance product tailored for attorneys who handle transactional matters. Additionally, LexisNexis strengthened its core content offering through the acquisitions of Sheshunoff and A.S. Pratt and analytical titles from Oxford University Press – providing attorneys with enhanced information in online and ebooks formats.

In litigation solutions, LexisNexis launched its web-enabled Early Data Analyzer which enables users to determine the nature and amount of relevant data in a lawsuit at its source location. Additionally, LexisNexis released a new version of *Concordance Evolution* supporting the direct import of files from *LAW PreDiscovery* – reducing time, costs and storage needs by streamlining electronic discovery workflow.

LexisNexis Business of Law Software Solutions provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services.

In August 2013, LexisNexis Martindale-Hubbell and Internet Brands announced the set-up of a joint venture, bringing together *Martindale-Hubbell lawyer directory*, including *Lawyers.com*, with Internet Brands' online marketing services for lawyers.

In International markets outside the US, LexisNexis serves legal, corporate, government, accounting and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, regulatory and business information. The most significant businesses are in the UK, France, Australia, Canada and South Africa.

LexisNexis focuses on providing customers with leading collections of content and innovative online solutions to help legal and business professionals make better decisions more efficiently. Penetration of online information services has grown strongly and electronic solutions now account for 60% of revenue outside the US.

In the UK, LexisNexis is a leading legal information provider offering an unrivalled collection of primary and secondary legislation, case law, expert commentary, and forms and precedents. Its extensive portfolio includes a number of heritage brands: *Halsbury's*, *Tolleys* and *Butterworths*. The content is delivered through multiple formats – from print to online to mobile apps and embedded in customers' workflow.

In 2013, LexisNexis launched additional modules for the UK *LexisPSL* product suite which provides lawyers a single destination for their practical legal information needs with direct links to the relevant cases, legislation, precedents, forms, practical guidance and expert commentary. Similar practical guidance services were launched in Canada, South Africa and Australia.

In France, LexisNexis is a leading online provider of information to lawyers, notaries and courts. A heritage brand *JurisClasseur* and leading authoritative content is provided through multiple formats – lexisnexis.fr, mobile and in print. These content sources are, as in the UK, being combined with new content and innovative workflow tools to develop practical guidance and practice management solutions. In 2013, LexisNexis France continued to enhance *Lexis 360*, the first semantic search online tool combining legal information, practical content and results from the web by providing tailored solutions for the notary market.

Following the success of *Lexis for Microsoft Office* (LMO) in the US and Canadian markets, an Australian version was launched in 2013. LMO enables customers to access LexisNexis content and services via add-ins/toolbars within Microsoft Word and Outlook.

In 2013, LexisNexis Legal & Professional strengthened its positions in Asia through acquisitions and enhanced products created specifically for legal professionals and practitioners, corporate counsels, legal researchers and government institutions in markets including India, China and Japan. In China, LexisNexis acquired *LegalStudio*, a leading provider of model contracts and practical guidance, strengthening its position in high-growing Corporate and Intellectual Property practice areas.

REVENUE BY FORMAT


£1,567m
Print
23%
Face-to-face
1%
Electronic
76%

REVENUE BY GEOGRAPHICAL MARKET


£1,567m
Rest of World
11%
Europe
21%
North America
68%

Market opportunities

Longer-term growth in legal and regulatory markets worldwide is driven by increasing levels of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and practice management tools that improve the quality and productivity of research, deliver better legal outcomes, and improve business performance. Notwithstanding this, legal activity and legal information markets are also influenced by economic conditions and corporate activity, as has been seen with the dampening impact on demand of the recent global recession and the somewhat subdued environment that followed in North America and in Europe.

Strategic priorities

LexisNexis Legal & Professional's strategic goal is to enable better legal outcomes and be the leading provider of productivity-enhancing information and information-based workflow solutions in its markets. To achieve this LexisNexis is focused on introducing next generation products and solutions on the global New Lexis platform and infrastructure; leveraging New Lexis globally to continue to drive print to electronic migration and long-term international growth; and upgrading operational infrastructure, improving process efficiency and gradually improving margins.

In the US, LexisNexis' focus is on the continuing development of next generation legal research and practice solutions. It is also conducting a major upgrade in operations infrastructure and customer service and support platforms. This will provide customers with an integrated and superior experience across multiple products and solutions. Over the next few years progressive product introductions, often based on the New Lexis platform, leveraging big data HPCC technology, will combine advanced technology with enriched content, sophisticated analytics and applications to enable LexisNexis' customers to make better legal decisions and drive better outcomes for their organisations and clients.

Outside the US, LexisNexis is focused on growing online services and developing further high-quality actionable content and workflow tools, including the development of practical guidance and practice management applications. In 2014, LexisNexis will continue to introduce New Lexis globally. Additionally, LexisNexis is focusing on the expansion of its activities in emerging markets.

Business model, distribution channels and competition

LexisNexis Legal & Professional products and services are generally sold directly to law firms and to corporate, government, accounting and academic customers on a paid subscription basis, with subscriptions with law firms often under multi-year contracts.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters) and CCH (Wolters Kluwer). In news and business information they are Bloomberg and Factiva (News Corporation). Competitors in litigation solutions also include software companies. Significant international competitors include Thomson Reuters, Wolters Kluwer and Factiva.


LEXIS ADVANCE US LEGAL CUSTOMER PENETRATION
45%
73%
2012
2013
Increasing uptake of next generation legal platform.


MOBILE DOCUMENT ACCESSES
143%
2012
2013
Increasing use of Lexis Advance and lexis.com mobile content.

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue	**1,567**	1,610	-3%	-4%	+1%
Adjusted operating profit	**238**	234	+2%	+1%	+5%

2013 financial performance

Positive underlying revenue growth was maintained in 2013 despite subdued market conditions in the US and Europe. Electronic revenues continued to show good growth, largely offset by print declines.

Underlying revenues grew 1%, and underlying operating profits grew 5%.

In the US and in our major European markets, conditions remained subdued, with growth in online solutions largely offset by continued print declines. Other international markets achieved good growth.

The roll out of new product releases continued, with 73% of US legal customers activated on the New Lexis platform at period end, and new product usage progressing well.

Ongoing process innovation and some initial decommissioning of old infrastructure more than offset inflation and higher depreciation, contributing to a 0.7 percentage point margin improvement in 2013.

The 2013 results reflect the impact of portfolio reshaping over the last 18 months, including the disposal of the US document retrieval and filing business in late 2012 and other small print assets early in 2013. In the second half of 2013 LexisNexis Martindale-Hubbell, the US lawyer directory, was spun out into a joint venture with Internet Brands, a broad-based internet marketing firm.

2014 Outlook

We will continue the roll out of our new technology platforms and products in 2014, and will maintain our focus on process improvement. Our customer markets remain subdued, however, limiting the scope for underlying revenue growth.


REVENUE
£m
1,691
1,634
1,610
1,567
2010
2011
2012
2013


ADJUSTED OPERATING PROFIT
£m
238*
229
234
238
2010
2011
2012
2013

*Comparative profit figures for 2010 are presented on a pro forma basis.

LEXIS ADVANCE: FAST AND EASY EXPERT INSIGHT AND ANALYTICS

The Clore Law Group, based in the US and headquartered in Charleston, South Carolina, handles sophisticated medical malpractice lawsuits, advanced personal injury issues and wrongful death claims.

The firm is noted for applying advanced trial science to win settlements and jury trials for its clients. Recognised for its innovative use of technology to optimise case preparation and management, Clore competes successfully against much larger firms across the country.

Averaging 180 days on the road, Clore's attorneys depend on fast, reliable and comprehensive legal information systems that they can access anytime to research, assess, and present their cases. They use the Lexis Advance portfolio of content, analytical and productivity tools for trusted information and deep legal insights: LexisNexis Verdict & Settlement Analyzer enables them to compare similar verdicts and settlements, LexisNexis MedMal Navigator delivers their litigators analytics and insights into related cases and medical issues, and LexisNexis Profile Suite helps them identify and evaluate expert witnesses.





About Lexis Advance

Lexis Advance provides lawyers with essential information and analytical tools covering all aspects of their daily work. Built on the innovative New Lexis platform and powered by Reed Elsevier's HPCC big data technology, the Lexis Advance product portfolio is regularly updated and expanded. Recent additions include the expert witness resource LexisNexis Profile Suite, and the medical malpractice research and analytics solution LexisNexis MedMal Navigator, which combines LexisNexis' comprehensive legal content with Elsevier's extensive health information to help attorneys understand the underlying medical issues and related points of law.

100%
more efficient

WITH MEDMAL NAVIGATOR, THE CLORE LAW GROUP FINDS EXPERT WITNESSES IN HALF THE TIME.



TO BE A SUCCESSFUL LITIGATOR, YOU NEED TO STAY AHEAD OF THE CURVE AND GET THE INFORMATION AND ANALYSIS YOU NEED AS QUICKLY AS POSSIBLE.



Sam Allen
Litigator
Clore Law Group

THERE IS NO OTHER PRODUCT LIKE MEDMAL NAVIGATOR ON THE MARKET TODAY THAT BRINGS EVERYTHING TOGETHER FOR ATTORNEYS. IT'S COMPREHENSIVE AND COVERS EVERY ASPECT OF A MEDICAL MALPRACTICE CASE.

Sam Allen,
Litigator, Clore Law Group

Exhibitions

We operate the world's leading exhibitions business, with 500 events in over 30 countries.

Reed Exhibitions' portfolio of exhibitions and conferences serves 43 industry sectors across the globe. In 2013, Reed Exhibitions brought together over 6m event participants from around the world, generating billions of dollars of business and facilitating entry into new markets for its customers and boosting the local economies where the events are hosted.

Revenues for the year ended 31 December 2013 were £862m. Reed Exhibitions is a global business headquartered in London and has principal offices in Paris, Vienna, Norwalk (Connecticut), São Paulo, Abu Dhabi, Beijing, Moscow, Tokyo, and Sydney. Reed Exhibitions has 3,400 employees worldwide. In 2013, approximately 16% of Exhibitions' revenue came from North America, 43% from Europe and the remaining 41% from the rest of the world on an event location basis.

Reed Exhibitions organises market-leading events which are relevant to industry needs, where participants from around the world meet face-to-face to do business, to network and to learn. Its exhibitions and conferences encompass a wide range of sectors. They include construction, electronics, energy and alternative energy, engineering, entertainment, gifts and jewellery, healthcare, hospitality, interior design, logistics, manufacturing, pharmaceuticals, real estate, recreation, security and safety, transport and travel.

Market opportunities
Growth in the exhibitions market is influenced by both business-to-business marketing spend and business investment. Historically, these have been driven by levels of corporate profitability, which in its turn has followed overall growth in GDP. Emerging markets and higher growth sectors provide additional opportunities for Reed Exhibitions. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic priorities
Reed Exhibitions' strategic goal is to understand and respond to its customers' evolving needs and objectives better than its competition through deep knowledge of its customers and the markets they serve.

Reed Exhibitions delivers a platform for industry communities to conduct business, to network and to learn through a range of market-leading events in growth sectors, especially in higher growth geographies, enabling exhibitors to target and reach new customers quickly and cost effectively.

Organic growth will be achieved by continuing to generate greater customer value through the intelligent application of customer knowledge, by developing new events, and by building out technology platforms to ensure the rapid deployment of innovation and best practices across the organisation. Reed Exhibitions is also shaping its portfolio through a combination of strategic partnerships and acquisitions in high-growth sectors and geographies as well as by withdrawing from markets and industries with lower long-term growth prospects.


Reed Exhibitions


FEICON
BATIMAT

International construction trade fair


interCHARM 2013

International perfumery and cosmetics exhibition

POLLUTEC

International exhibition of environmental equipment, technologies and services


mipim
The world's property market

The world's property market


world travel market

Premier global event for the travel industry


GIFTS & HOME

One of the largest business gifts and home fairs in China


World Smart Energy Week

A world leading event for smart and renewable energy


NATIONAL HARDWARE SHOW

US home improvement and DIY trade fair

Reed Exhibitions is committed to continually improving customer solutions and experience. By providing a variety of services, including its integrated web platform, the company continues to drive customer satisfaction. Using customer insights, Reed Exhibitions has developed an innovative product offering which enhances the value proposition for exhibitors by broadening their options in terms of the type and location of stand they take and the timing of their commitment to the event.

In 2013 Reed Exhibitions launched 37 new events. These included events which extended the geographical footprint of the luxury travel brand, ILTM, to Africa and the art brand, Paris Photo, to Los Angeles. Reed Exhibitions Japan responded again to customer demand by replicating its Tokyo-based World Smart Energy Week in Osaka. The UK-based event, Oceanology International, was successfully launched in China through a collaborative effort between the Chinese and UK teams. Regional strategies remain a key element of building business in China and Brazil, taking more events to China's second tier cities and cloning events from São Paulo to Recife in Brazil's fast developing north east. Reed Exhibitions now organises nearly 200 events in emerging markets.

A number of targeted acquisitions were completed during 2013. These included the Capsule portfolio of contemporary fashion events, located mainly in North America; Travelweek São Paolo, a high-end travel event servicing premium buyers across Latin America, and Expo Ferretera, the leading hardware event in Mexico. Elsewhere, acquisitions were made to expand Reed Exhibitions' footprint in China and its global position in the advanced materials sector. Reed Exhibitions also entered into a partnership with Thebe Exhibitions, one of the leading events companies in South Africa, to form Thebe Reed Exhibitions, which will run a number of events, primarily in the travel and interior design sectors.

Business model, distribution channels and competition

The substantial majority of Reed Exhibitions' revenues are from sales of exhibition space. The balance includes conference fees, online and offline advertising, sponsorship fees and, for some shows, admission charges. Exhibition space is sold directly or through local agents where applicable. Reed Exhibitions often works in collaboration with trade associations, which use the events to promote access for members to domestic and export markets, and with governments, for whom events can provide important support to stimulate foreign investment and promote regional and national enterprise. Increasingly, Reed Exhibitions is offering visitors and exhibitors the opportunity to interact before and after the show through the use of online tools such as directories and matchmaking.

Reed Exhibitions is the global market leader in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, Informa IIR and some of the larger German Messe, including Messe Frankfurt, Messe Düsseldorf and Messe Munich. Competition also comes from industry trade associations and convention centre and exhibition hall owners.


NUMBER OF EVENT LAUNCHES
30
37
2012
2013


EVENTS IN EMERGING MARKETS
165
192
2012
2013
Increase in events taking place in high-growth geographies through launches and acquisitions.


REVENUE BY FORMAT
£862m
Print 1%
Electronic 2%
Face-to-face
97%


REVENUE BY GEOGRAPHICAL MARKET*
£862m
North America
16%
Rest of World
41%
Europe
43%
*On an event location basis.

	2013 £m	2012 £m	Change	Change at constant currencies	Change underlying
Revenue	**862**	854	+1%	+2%	+2%/+7%*
Adjusted operating profit	**213**	210	+1%	+4%	+4%

* Excluding biennial exhibition cycling.

2013 financial performance

In 2013 Exhibitions maintained strong underlying revenue growth of 7% excluding the effect of biennial show cycling. While growth in Europe was modest, the US, Japan, Brazil and other markets all grew well.

Underlying revenues grew 2% (7% excluding biennial cycling), and underlying adjusted operating profits grew +4%.

The US and Japan achieved strong revenue growth for the year. US shows reported good growth in visitor numbers, and growth in Japan was supported by leadership of the alternative energy sector and new launches. Brazil and China continued to generate strong growth.

In Europe good growth in international events more than offset softness in some domestic continental European events, resulting in modest overall growth.

In 2013 we launched 37 new events, primarily in high-growth geographies and sectors, including the highly successful launch of World Travel Market Latin America, building on a global franchise.

We undertook a number of portfolio changes during the year, with acquisitions including Expo Ferretera in Mexico, IPSA in Russia, Travelweek São Paulo in Brazil and Capsule in the US. Disposals include a number of Spanish events as well as some smaller events across geographies.

The impact of biennial exhibition cycling has steadily been reduced from 10% in 2011 through 8% in 2012, to 5% in 2013.

2014 Outlook

We expect good underlying growth in the US and Japan, and limited growth in Europe. In other markets we expect growth to remain strong, albeit at a slightly lower rate than in 2013. In 2014, which is a "cycling-in" year, we expect the impact of cycling to be further reduced to around 2 percentage points of growth.


REVENUE
£m
693
707
854
862
2010
2011
2012
2013


ADJUSTED OPERATING PROFIT
£m
158
167
210
213
2010
2011
2012
2013

INTERNATIONAL LUXURY TRAVEL MARKET: BUILDING GLOBAL BRANDS

Reed Exhibitions works collaboratively across borders to leverage the strength of the two most valuable assets in the company – its people and its brands.

In 2013, Reed Exhibitions launched over a dozen events by taking established brands into new geographies.

Reed Exhibitions has sought to tap into the changing dynamics of the luxury travel market by expanding its highly regarded International Luxury Travel Market (ILTM) brand. The flagship ILTM event is held annually at the Palais des Festivals et des Congrès in Cannes and has been launched into high-growth markets for inbound and outbound tourism including Asia Pacific, the Americas, Africa and Japan as well as the spa and wellbeing sector.



EACH YEAR ILTM CONTINUES TO FAR EXCEED OUR EXPECTATIONS. IT REALLY IS THE MOST EFFICIENT AND EFFECTIVE WAY TO PROMOTE AND GAIN BUSINESS. THE FOCUSED AND PROACTIVE APPROACH IN EACH OF THE SHOWS ENSURES HIGH-QUALITY APPOINTMENTS ARE MADE. THE PEOPLE YOU MEET ARE THE PEOPLE THAT ARE TRULY SELLING LUXURY.



Steve Odell

President
Silversea Cruises



Corporate responsibility

The Corporate Responsibility Report is an integral part of our Annual Reports and Financial Statements. This section highlights key achievements relative to our 2013 corporate responsibility objectives. You can read the full 2013 Corporate Responsibility Report at www.reedelsevier.com/go/CRReport

Corporate responsibility

Corporate responsibility ensures good management of risks and opportunities, helps us attract and retain the best people, and strengthens our corporate reputation. It means performing to the highest commercial and ethical standards and channelling our knowledge and strengths, as global leaders in our industries, to make a difference to society.

Constant engagement with stakeholders, including shareholders, employees, governments, and communities in which we operate, helps us determine material corporate responsibility issues. The Reed Elsevier Boards, senior management, and the Corporate Responsibility Forum oversee corresponding objectives and monitor performance against them.

We concentrate on the contributions we make as a business and on good management of the material areas that affect all companies, encompassing:

1. **Our unique contributions**
2. **Governance**
3. **People**
4. **Customers**
5. **Community**
6. **Supply chain**
7. **Environment**

1. Our unique contributions

We focus on areas where we can make a positive impact on society through our knowledge, resources and skills. This includes universal sustainable access to information, advance of science and health, protection of society, and promotion of the rule of law and access to justice.

Elsevier, the world's leading provider of scientific, technical, and medical information, plays an important role in advancing human welfare and economic progress through its science and health information, which spurs the diffusion of innovation and enables critical decision making. To ensure access to this information, Elsevier supports key programmes in places where resources are often scarce. Among them is Research4Life, a partnership with United Nations agencies and other publishers; we provide core and cutting-edge scientific information to researchers in more than 100 developing countries. As a founding partner, we contribute 25% of the content available in Research4Life, encompassing all *ScienceDirect* content, including approximately 3,000 Elsevier journals and 12,000 books. In the year, there were more than 3m Research4Life article downloads from *ScienceDirect*. Research undertaken by Elsevier in 2013 shows African authors have nearly doubled their output of research articles over the past decade, aided by programmes like Research4Life. In addition to support for ongoing projects, the Elsevier Foundation committed $700,000 to libraries, new scholars, and nurses, including a grant to the Mariners' Polytechnic Colleges Foundation of the Philippines.

LexisNexis Risk Solutions tools and resources help protect society. During the year, it launched *Social Media Monitor*, a new capability within its Accurint for Law Enforcement platform, to assist law enforcement officials with investigations into critical incidents such as gang violence, drug dealing, crimes against children, and human trafficking. *Social Media Monitor* allows law enforcement personnel to identify posts and tweets by keyword and geographic location as an additional resource alongside traditional public records data. The business unit's analytic technology also helps governments fight fraud. In the year, LexisNexis Risk Solutions partnered with investigators, Tax Management Associates, Inc., to help Greenville County, South Carolina recover nearly $3m in revenue by detecting fraudulent tax exemption filings, including individuals receiving exemptions under the names of deceased property owners. A study commissioned in 2013 by LexisNexis Risk Solutions using its Fraud Multiplier tool, calculated the actual cost of US fraud – retailers lost $279 for every $100 of fraud, attributable to fees and interest owed to financial institutions, charge-backs, and other replacement costs. The study advocated greater awareness of the wide range of fraud schemes, particularly those associated with online purchases.

Reed Business Information (RBI) uses the power of its brands to aid communities. In 2013, RBI's *Community Care* drew attention to shortcomings in England's mental health provision in a joint investigation with the BBC. This led the UK government's Care Services Minister to pledge an end to "institutional bias against mental health" in the National Health Service. ICIS, an RBI service providing news and market intelligence to the chemicals, energy, and fertiliser sectors, held its 10th Innovation Awards in 2013 to reward industry innovation.

ADAM PROGRAM: BRINGING HOME MISSING CHILDREN

More than three-quarters of abducted children who are murdered are killed within the first three hours after their disappearance.

This terrifying reality led a team of LexisNexis Risk Solutions employees to develop the Automated Delivery of Alerts on Missing Children (ADAM) Program, which assists in the safe recovery of missing children. The initiative's name is also in memory of a six-year old boy, Adam Walsh, who was kidnapped in 1981. ADAM alerts circulate missing child posters in minutes – more than 2m in 2013 – to police, news media, schools, businesses, medical centres, and other recipients within a specific geographic search area. Since launching in 2000, 139 children have been located, including four in 2013. ADAM is designated for use by the National Center for Missing and Exploited Children (NCMEC) in the US. The colleagues behind ADAM exemplify the Reed Elsevier values of innovation, boundarylessness, and valuing people.



WE ARE GRATEFUL TO LEXISNEXIS FOR ITS LONG-STANDING COMMITMENT TO HELPING FIND MISSING CHILDREN THROUGH THE ADAM PROGRAM. BY ENABLING THE RAPID DISTRIBUTION OF PHOTOGRAPHS, THEY ARE HELPING BRING MISSING CHILDREN HOME AND DELIVERING HOPE TO THEIR FAMILIES.



John Ryan

CEO, National Centre for Missing and Exploited Children

139

children recovered since 2000


Making The World Safer For Children
NATIONAL CENTER FOR
MISSING & EXPLOITED
CHILDREN
ADAM

Boston-based Cabot Corporation was chosen overall winner and winner of the Innovation with Best Environmental Benefit award for its aerogel building insulation technology (lightweight, silica materials consisting of 90% air which prevent heat transfer) which increases energy efficiency and cost savings, and reduces carbon footprints.

LexisNexis Legal & Professional promotes justice through its products and services. In 2013, in association with the Atlantic Council, it launched a draft set of Global Rule of Law Business Principles to help businesses, law firms, non-governmental organisations, and other institutions promote and uphold the rule of law. In conjunction with the launch, the first-ever LexisNexis Rule of Law Awards were awarded to UN Secretary-General Ban Ki-moon, former President of Ireland, Mary Robinson, and former President of the American Bar Association, Laurel Bellows, all of whom have each made significant contributions to the rule of law around the world. Aung San Su Kyi, Chair of the National League for Democracy and Parliamentary Rule of Law and Tranquility Committee (Pyithu Hluttaw), also received an inaugural award and accepted from Myanmar. LexisNexis Legal & Professional will be working with the UN to refine and advance the Principles in the year ahead. In 2013, staff in South Africa launched the Human Trafficking Awareness Index, building on a tool developed by UK colleagues in 2012. It uses the business unit's Nexis news service to highlight emerging trends within and across national borders to aid campaigners and the South African Police Service in their efforts to combat trafficking.

Reed Exhibitions' trade shows provide platforms for supporting our corporate responsibility focus areas. During the 2013 PSI Trade Show, the leading European show for the promotional products industry, Reed Exhibitions, with the European Promotional Products Association (EPPA), launched the EPPA Certification Program for CSR. The aim is to help industry companies comply with laws and regulations and International Labor Organization standards. At the 2013 World Travel Market, its global event for the travel industry, Reed Exhibitions hosted World Responsible Tourism Day with events available to the show's more than 50,000 attendees on topics ranging from poverty reduction to wildlife protection and reducing greenhouse gas emissions. Over the past 10 years, Reed Exhibitions has given free space at the London Book Fair to Book Aid International, which annually provides more than 500,000 books – including those donated from across Reed Elsevier – to readers in the developing world, enabling the charity to engage with a wide range of potential book and financial donors.

Drawing on expertise in alternative energy across Reed Elsevier, in 2013, we launched the Alternative Energy Roundtable to facilitate cross-business understanding of our products and new developments in alternative energy. At meetings held during the year, more than 30 colleagues from our business units discussed topics such as emerging markets, R&D, and customer engagement. In addition, it was the theme of our 2013 CR Forum Stakeholder Session with internal and external specialists, including Jan Paul Grollé, Elsevier's Managing Director of Alternative Energy; Richard Sobelsohn, LexisNexis Legal & Professional's Director of Content and Product Initiatives; Blaine Collison, Director of the US Environmental Protection Agency's Green Power Partnership; and Professor Jinyue Yan, Director of Future Energy at Sweden's Royal Institute of Technology.

During the year, we progressed our collaboration with UNICEF on the report, *Social protection, Disaster Risk Reduction*, and *Climate Change Adaptation in East Asia and the Pacific*, providing access to content and subject experts, and editorial assistance. The report, featuring in-depth case studies from Thailand and the Philippines, was profiled at a workshop for corporate peers and NGOs to advance awareness of climate change resilience. A follow-up workshop will be held in 2014 for academics, practitioners, and policymakers to explore translating the report's findings into programming and policy for children in East Asia and the Pacific.

2013 OBJECTIVES	Progress
New partnerships through Reed Elsevier Environmental Challenge to share water and sanitation expertise	Partnership with Dutch WASH Alliance: • Funded $15,000 third prize and collaboration on 2013 prize ceremony at World Water Week in Stockholm • Provided judge and reviewers • Contributed $2,500 for training to advance winners' personal development
Create cross-business alternative energy round table to foster knowledge sharing and product development	• Over 30 cross-business participants • Meetings on emerging topics; also presentations by internal/external experts • Renewable energy industry event planned
Deliver workshops with UNICEF on child-centred climate change adaptation in high-risk locations	• Hosted workshop for corporate peers and NGOs to advance awareness of climate change resilience, focusing on Philippine case study in the wake of Typhoon Haiyan • Continued in-kind assistance including access to information, subject experts, and editorial support

2014 OBJECTIVES

- Partner with United Nations Global Compact to refine and launch stakeholder consultation on the Global Rule of Law Business Principles
- Develop media and/or academic partnership to further awareness and engagement with the Reed Elsevier Environmental Challenge
- Collaboration with Oxfam to advance the Raising Her Voice women's leadership programme in Nepal

2. Governance

The Reed Elsevier Code of Ethics and Business Conduct (The Code) is disseminated to every employee, setting the standard for our corporate and individual conduct. It covers topics such as fair competition, anti-bribery, conflicts of interest, employment practices, and protecting intellectual property. It also encourages the reporting of violations, and prohibits retaliation. The Code makes clear our commitment to human rights, incorporating the principles of the United Nations Global Compact (UNGC). In accordance with the UN's Guiding Principles on Business and Human Rights, we have considered where and how we operate and have concluded that there is low human rights risk in our direct employment activities (for more information on human rights see Supply Chain).

All employees complete training on the Code, both as part of their new hire induction and at regular intervals, to update their understanding and acknowledgement of the Code. We also provide mandatory online training on anti-bribery, competition laws, protecting data, and preventing workplace harassment, supplemented by in-person training for higher risk roles. We achieve 100% completion rates for all courses within six months of issuance.

In 2013, we remained diligent in our ongoing efforts to ensure compliance with applicable bribery laws, including the UK Bribery Act and US Foreign Corrupt Practices Act, through intermediary due diligence and monitoring, strict limits on gifts, hospitality and gratuities, and employee awareness efforts, among other steps. Also this year, we developed employee training on intellectual property and using social media, and enhanced internal investigation procedures and training of investigators for all types of alleged employee misconduct. We also translated our Record Management Policy, Record Retention Schedule, and related resources for non-English-speaking employees to help them properly manage company records.

As a signatory to UNGC and its principles, encompassing labour, environment, anti-corruption, as well as human rights, we demonstrated leadership in 2013 by serving on the UNGC Advisory Group for the UK and the UNGC Supply Chain Advisory Group. We were also part of the UNGC's CEO Water Mandate Steering Group and represented the initiative on the board of the Alliance for Water Stewardship. A member of the UNGC Caring for Climate Advisory Group, we participated in the Caring for Climate Business Forum in Warsaw, held during the UN Climate Change Conference (COP 19), to support innovation and collaboration on climate action. The UNGC judged our 2013 Communication on Progress, required of signatories each year, to have attained Advanced Level. In the year, we provided content for the UNGC Lawyers as Leaders video series, and hosted UNGC meetings in London and New York.

2013 OBJECTIVES	Progress
Achieve 100% completion of all computer-based compliance courses	• 100% completion achieved within six months of issuance
Advance Record Management Policy implementation and roll out translations	• Translations completed and disseminated to relevant employees • Implementation guidelines and tools available in multiple languages; ongoing collaboration with business unit teams
Enhanced training programme for internal investigators of Code of Ethics and Business Conduct breaches	• Completed training of US HR personnel, data privacy and security investigators, and Corporate Audit Services representatives. • 2014 training of HR representatives outside the US planned

2014 OBJECTIVES

- Implement updated corporate governance policies
- Conduct a review and refresh of the Reed Elsevier Code of Ethics and Business Conduct
- Evaluate Reed Elsevier's Export and Trade Controls Policy and compliance efforts

3. People

Our 28,200 people are our strength. Our workforce is 53% female and 47% male, with an average length of service of eight years. There were 44% female and 56% male managers and 30% female and 70% male senior operational managers.

The Reed Elsevier Nominations Committee considers the knowledge, experience and background of individual Board Directors. By year end 2013, women made up 30% of the members of the Reed Elsevier NV Board and 22% of the members of the Reed Elsevier PLC Board. The two Executive Directors of the Board, who constitute senior management, are male.

The Reed Elsevier Diversity and Inclusion (D&I) Statement (www.reedelsevier.com/go/Diversity), articulates our commitment to a diverse workforce and environment that respects individuals and their contributions, regardless of their gender, race, or other characteristics. Our D&I Strategy is focused on translating the Statement into practical action. Among its commitments is maintaining a D&I Advisory Group comprised of a senior business and HR leader from each business unit, supported by a broader D&I Working Group. We expanded D&I training in the year, with in-person sessions for Elsevier managers in six US cities; online training for LexisNexis Risk Solutions US managers; in-person sessions for LexisNexis Legal & Professional UK managers, and Reed Elsevier head office managers. Course content includes making the business case for D&I on ethical, economic, regulatory, and reputational grounds. We encourage both affinity groups, such as women's forums, which provide support and mentoring, and community involvement.

In 2012, we conducted a global Employee Opinion Survey (EOS) to understand how our people view Reed Elsevier. We donated $1 for every completed survey to our global fundraising effort for Plan UK focused on education for girls in Peru and pre-school education for ethnic minority children in China, and had 77% EOS participation. Overall, employees rate Reed Elsevier as a company that employs strong, ethical principles in its business practices with improved scores since the last survey in 2009 in overall satisfaction, innovation, and customer focus. Local action plans led by managers have been undertaken in all business units; at LexisNexis Risk Solutions for example, follow-up has included focus groups and manager coaching, and senior leaders have key performance objectives to improve EOS and pulse survey (shorter, more frequent staff polling) results.

Our employees have the right to a healthy and safe workplace as outlined in the Reed Elsevier Global Health and Safety Policy. We concentrate on areas of greatest risk, for example, warehouses, events, and exhibitions. However, as a primarily office-based company, our key impact areas are manual handling, slips, trips and falls. To reduce our severity rate (lost days per 200,000 hours worked), we conduct risk assessments, and work with a third party in the US to assign a nurse case manager to each complex or severe claim. The number of lost time reportable cases decreased in the year (36 in 2013 vs 49 in 2012).

In the US, where we have our largest concentration of employees, the REACH programme promotes workplace wellbeing through health screenings, online assessments, stress awareness training, and weight loss and smoking cessation programmes, with financial incentives for participation. In 2013, we have launched a health coach programme to provide personalised support, available to all US employees. Of them, 226 have made contact with a coach for help with issues such as diet, exercise, and smoking cessation, and 2,808 calls were made to Care Connect, a health concierge service.

Our annual re:fit2win global wellbeing competition encourages employees to establish fitness teams to compete for cash prizes for the charities of their choice. Across Reed Elsevier 79 teams took part and ran, walked, cycled and swam a total of 73,382 miles/118,097 kilometres, with an increase of 50 miles/80 kilometres per person over 2012.

2013 OBJECTIVES	Progress
Expand diversity and inclusion training across business units	• Training expanded across the US and into the UK
Follow up on global Employee Opinion Survey results	• Extensive efforts across all business units; tracking improvements in interim pulse survey scores
Institute health coach programme to provide personalised support to staff	• 2,808 calls logged; 226 staff engaged in a lifestyle management programme

2014 OBJECTIVES

- Sign up to the UN Women's Empowerment Principles; review practice relative to Principles
- Develop inclusive leadership as a core management competency
- 10% increase in re:fit2win participants

4. Customers

In 2013, we surveyed approximately 500,000 customers through Net Promoter Score (measuring customer loyalty) and business dashboard programmes. This allows us to deepen understanding of their needs and further drives forward a customer-centric culture across Reed Elsevier. Results, reviewed by the CEO and senior operational managers and communicated to staff, highlight where we are doing well and where we must do better. To aid colleagues who work with customers, during the year, we have worked to incorporate CR into customer-facing staff training with outreach to key sales and marketing teams. We have updated our intranet resource, CR as a Sales Tool; created a CR Fast Facts document for distribution across the business; and developed new CR Sales Academy content.

In the year, we shared the Reed Elsevier Editorial Policy with all employees in an email from the Chief Legal Officer and Company Secretary highlighting its importance and key provisions, including our responsibility to make clear distinctions between fact and opinion and user-generated or other content. With help from our cross-business Editorial Policy Working Group, we created a new section of our global intranet with input from our editors and others who have shared what the principles mean to them and their businesses.

ENVIRONMENTAL CHALLENGE: ADVANCING ACCESS TO SAFE WATER AND SANITATION



BY SHARING OUR INFORMATION, EXPERTISE, AND NETWORKS THROUGH THE REED ELSEVIER ENVIRONMENTAL CHALLENGE, WE HELP INDIVIDUALS AND ORGANISATIONS ADVANCE ACCESS TO SAFE WATER AND SANITATION.



Youngsuk 'YS' Chi
Director of Corporate Affairs

The Reed Elsevier Environmental Challenge advances sustainable access to safe water and sanitation where it is presently at risk.

Projects must be innovative, scalable, involve local communities, and address issues such as health, education, and non-discrimination. The $50,000 2013 first prize winner was WaterSHED, an NGO which works with local enterprises and governments to develop sustainable, market-based approaches to effective water and sanitation provision in Cambodia, Laos and Vietnam.

The $25,000 2013 second prize winner was Gadgil Laboratory at UC Berkeley, for its scalable arsenic remediation of groundwater project in South Asia.

For the first time, a $15,000 WASH Alliance prize was awarded to the third place finisher, Text to Change, for a project mapping Uganda's water points using smart phone technology in order to alert water providers when repairs are needed. The WASH Alliance is a consortium of six Dutch NGOs promoting hygienic use of sustainable water and sanitation.



A WaterSHED project in Cambodia.



$240,000 *awarded over the past three years*

Text to Change uses mobile technology to benefit communities in Africa, South America, and Asia.

We are committed to improving access to our products and services for all users, regardless of physical ability. In 2013, we consulted on a new Reed Elsevier Accessibility Policy that aims to lead the industry in providing accessibility solutions to customers, while contributing to international standards with products that are operable, understandable, and robust. The Accessibility Policy was formally launched to all managers before the close of the year, with a launch in early 2014 to all employees by the Chief Strategy Officer. In 2013, members of the Accessibility Working Group logged over 80 accessibility projects and Elsevier's Global Books Digital Archive fulfilled more than 4,000 disability requests, 60% of them through AccessText.org, a service it helped establish.

2013 OBJECTIVES	Progress
Incorporate corporate responsibility component into regular customer-facing staff training	• Engagement of key sales and marketing teams • Updated intranet resource, CR as a Sales Tool • Created a CR Fast Facts document for distribution across the business • Developed new CR Sales Academy content
Embed updated Editorial Policy	• Launched by Chief Legal Officer and Company Secretary in a communication to all employees • New Editorial Policy resource created on global intranet with input from editors and others across the business
Consult on Reed Elsevier Accessibility Policy and begin implementation	• Consultation with Reed Elsevier Accessibility Working Group • Launched to managers across the company • Chief Strategy Officer named senior accessibility champion; engaged business unit chief technology officers

2014 OBJECTIVES

- Roll out translations of the Reed Elsevier Editorial Policy; launch related Reed Elsevier Data Quality Standards
- Create CR 'blueprint' to help sales staff enhance their customer conversations; put CR on the agenda at five key sales conferences
- Embed Accessibility Policy and conduct accessibility review of at least 10 key product sites

5. Community

RE Cares, our global community programme, promotes education for disadvantaged young people aligned with our unique contributions as a business, and allows staff up to two days' paid leave per year for their own community work. We donated £2.5m in cash (including through matching gifts) and the equivalent of £3.1m in products, services, and staff time in 2013. 31% of employees were engaged in volunteering through RE Cares and we reached more than 17,000 disadvantaged young people through time, in-kind, and cash donations. In the year, we spotlighted the benefit of skills-based volunteering through awareness-raising campaigns, RE Cares on the global intranet, and the involvement of 172 cross-business RE Cares Champions.

Each September, we hold RE Cares Month to celebrate our community activities and in 2013, 56% of Reed Elsevier locations around the world were involved. Among them, LexisNexis Legal & Professional New Zealand ran a Live Below the Line Challenge; staff attempted to live on $2.25 per day (the extreme poverty line) for a week, with funds they would have spent on food donated to Habitat for Humanity to aid poor families. Reed Elsevier Philippines held a science fair for 51 students at their office.

During RE Cares Month, we held our annual global book drive yielding more than 9,200 books for local and developing world readers, and announced the winners of the third Recognising Those Who Care Awards to highlight the contributions to RE Cares of eight individuals and four RE Cares teams. Individual winners from across the business spent a week with Afrikids, a child rights organisation working to raise standards for children in Northern Africa, which Reed Elsevier has supported for 10 years. The trip was led by one of Reed Elsevier's senior leaders, Youngsuk "YS" Chi, Director of Corporate Affairs. Among the winning teams was the Amsterdam Slootermeer School Project Group, comprised of 30 Elsevier, RBI, and LexisNexis Legal & Professional volunteers who help children with reading skills on a weekly basis, and the RBI Skokie, Illinois Accuity in Action Team, which over a 12 month period organised 22 volunteer programmes to benefit staff and the local community.

2013 OBJECTIVES	Progress
Skills-based Two Days volunteer drive (all staff have two days each year for community work of their own choosing)	• Drive consisted of awareness-raising efforts – collateral, intranet content, and the involvement of 172 RE Cares Champions across the business
25% of locations involved in RE Cares Month	• 56% achieved

2014 OBJECTIVES

- Increase use of Two Days volunteering by 10%
- Expand RE Cares Champions network and create new induction programme

6. Supply chain

We require our suppliers to meet the high standards we set for ourselves. Our Supplier Code of Conduct stipulates adherence to all laws and best practice in areas such as human rights, labour, and the environment. Through our Socially Responsible Supplier (SRS) database, in 2013, we tracked 613 critical, preferred and strategic suppliers, and those we deem high risk according to criteria encompassing the Corporate Executive Board's Global Country Analysis Support Tool, human trafficking data from the US State Department, and the Environmental Performance Index produced by Yale University and Columbia University. The tracking list changes year-on-year based on the number of suppliers we do business with who meet the required criteria. We started 2013 with 51% of suppliers on the SRS tracking list as signatories to the Supplier Code and reached 79% by year end. We have embedded signing the Supplier Code into our e-sourcing tool as one of the criteria for doing business with us and an additional 2,784 suppliers have signed up.

Specialist supply chain auditors undertook 56 external audits of high-risk suppliers in 2013. Any incidence of non-compliance with the Supplier Code identified in the audit process triggers a corrective action plan with supplier remediation required on all issues. In the year, we began using our external audit partner's Workplace Conditions Assessment template to benchmark high-risk supplier audit performance.

We developed a new US Supplier Diversity Plan in 2013 to identify and create opportunities for diverse suppliers. Among its provisions is providing successful and non-awarded diverse suppliers with feedback after competitive bidding and capacity building opportunities.

2013 OBJECTIVES	Progress
78% of key suppliers as Supplier Code of Conduct signatories	79% (487 of 613 key suppliers); 2,784 other Supplier Code signatories
55 external audits of high risk suppliers	56 completed
Develop new US Supplier Diversity Plan	Plan and implementation process developed

2014 OBJECTIVES

- Supplier Code of Conduct incorporated into terms and conditions of purchase orders
- Expand use of Workplace Conditions Assessment tool to enhance high-risk supplier audits
- Implement new US Supplier Diversity programme

7. Environment

Our targets reflect our performance and key issues and can be found along with full details in the 2013 Corporate Responsibility Report at www.reedelsevier.com/go/CRReport.

We attained 40% of our electricity from renewable sources in the year and were ranked among the top FTSE 350 companies for disclosure and performance in the 2013 CDP Leadership Index, representing 722 investors with assets of $87,000bn.

Our Environmental Champions network, employee-led Green Teams, and engagement through networks such as Publishers database for Responsible Ethical Paper Sourcing, inform how we address our environmental impact. Among them is the Reed Elsevier Environmental Standards programme, which sets benchmark performance levels and inspires green competition among offices. In 2013, 77 sites (64% of key locations) achieved five or more standards attaining green status. Reed Elsevier's Chief Financial Officer wrote to all staff recognising their achievement on World Environment Day and also identified Green Heroes across the company, nominated by their peers for their environmental efforts.

We have a positive environmental impact through our environmental publications and services which spread good practice, encourage debate, and aid researchers and decision makers. The most recent results from independent Market Analysis System show our share of citations in environmental science represented 40% of the total market, and 81% in energy and fuels. In the year, we mapped the range of Reed Elsevier environmental products and services which includes 490 products encompassing topics such as ocean and coastal management, forestry, environmental law, waste management, and trade shows on environmental engineering, renewable energy, and water.

2013 OBJECTIVES	Progress
35% of electricity from renewable energy or offsets	40% achieved
60% of key locations to achieve five or more updated RE Environmental Standards	64% achieved (77 locations vs. 69 in 2012)
Map range of Reed Elsevier environmental products and services	490 products identified; information shared across the business

2014 OBJECTIVES

- 45% of electricity from renewable energy or offsets
- 70% of key locations to achieve five or more RE Environmental Standards
- Expand Green Heroes programme recognising employee action

KEY ENVIRONMENTAL PERFORMANCE INDICATORS

		Target 2015 vs 2010	Intensity achievement to date 2013 vs 2010	Absolute achievement to date 2013 vs 2010	2013 Absolute figure	2013 Intensity figure (per £ million turnover)
Climate change	Scope 1	–20% intensity	–11%	–11%	11,810 tCO_2e	1.96 tCO_2e
	Scope 2	–10% intensity	–25%	–25%	111,036 tCO_2e	18.40 tCO_2e
Energy	Office energy use intensity	–20% intensity	–26%	–27%	107,951 MWh	17.89 MWh
	Percentage of energy from renewable or offset	50% absolute		40%	77,384 MWh	
	Average data centre Power Usage Effectiveness (PUE)	1.69 absolute		1.68	107,265 MWh	
Water	Percentage of key locations in water stressed areas achieving usage of 10m^3 of water per person per year	100% absolute		67%	20 locations	
Waste	Waste diverted from landfill	75% absolute		69%	7,156 tonnes	

We have reported on all emission sources required under the Companies Act 2006 (Strategic Report and Directors' Report), Regulations 2013. These sources fall within our consolidated financial statement. We do not have responsibility for any emission sources not included in our consolidated statement.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition) and the data has been assured by an independent third party. Further details of methodology and the assurance statement can be viewed in the 2013 Corporate Responsibility report at www.reedelsevier.com/go/CRReport.

Recognition in 2013 included:



Business in the Community CR Index
– Platinum status


CDP
CLIMATE PERFORMANCE LEADER 2013
CDP
CLIMATE DISCLOSURE LEADER 2013

CDP Performance and Disclosure Leadership Indices
– included


ECPI
Sense in sustainability

ECPI Ethical Funds
– included

MEMBER OF
Dow Jones
Sustainability Indices
In Collaboration with RobecoSAM

Dow Jones Sustainability Indices
– included



Ethibel Pioneer and Ethibel Excellence Investment Registers
– included (reconfirmed October 2013)



FTSE4Good

FTSE4Good Index
– included


NATIONAL
BUSINESS

UK National Business Awards
– Sustainability Awards finalist


Corporate
Responsibility
Prime
rated by
oekom research

Oekom
– best media company for sustainability of 46 companies


NYSE
EURONEXT
vigeo
BENELUX 20

Vigeo top 20
– Benelux region

RobecoSAM Sustainability Yearbook 2013
– media sector sustainability leader runner up

Triodos Bank

Triodos Sustainable Equity/Bond Fund
– Best in class in the publishing sector


DECOUPLING
LEADER

Natural Capital Leaders Index
– included



Financial review

In this section

Chief Financial Officer's report



Duncan Palmer
Chief Financial Officer

In 2013 we maintained the trends in financial performance delivered in 2012. Underlying revenue and adjusted operating profit growth was 3% (excluding exhibition cycling) and 5% respectively. Return on invested capital improved to 12.1%. Our balance sheet remains strong with net debt/ EBITDA of 2.1 times (on a pensions and lease adjusted basis).

Adjusted figures

Underlying revenue growth was 2%, or 3% excluding the effects of biennial event cycling in our exhibitions business. Reported revenue was £6,035m (2012: £6,116m), down 1%.

RECONCILIATION OF REVENUE YEAR-ON-YEAR

YEAR TO 31 DECEMBER	£m	Change
2012 revenue	6,116	
Underlying growth	136	2%/3%*
Acquisitions	69	+1%
Disposals	(362)	-6%
Currency effects	76	+2%
2013 revenue	6,035	-1%

* Excluding biennial exhibition cycling.

The overall impact of disposals in 2013 was to reduce revenues by 6%, partially offset by a 1% increase from acquisitions. There have been disposals in each of our businesses, but the effect is most significant in Risk Solutions, where we sold the pre-employment screening business, in Business Information where we made a number of disposals, and in Legal where Martindale-Hubbell, the US legal directory business, was spun out into a joint venture. Disposals made throughout 2013 will continue to impact reported revenues and operating profit growth rates in 2014.

The impact of currency movements was to increase revenues by 2%, principally due to the strengthening of the US dollar, on average, against sterling during 2013.

Underlying adjusted operating profit grew 5%. Total adjusted operating profit was £1,749m (2012: £1,688m), up 4%.

RECONCILIATION OF ADJUSTED OPERATING PROFIT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	£m	Change
2012 adjusted operating profit	1,688	
Underlying growth	75	+5%
Acquisitions	11	–
Disposals	(62)	-4%
Currency effects	37	+3%
2013 adjusted operating profit	1,749	+4%

The impact of disposals was to reduce adjusted operating profit by 4%. Currency effects increased adjusted operating profit by 3%.

REVENUE


£m
6,055
6,002
6,116
6,035
2010
2011
2012
2013

	2013 £m	2012** £m	Change	Change at constant currencies	Change underlying
Reported figures					
Revenue	**6,035**	6,116	−1%	−3%	+2%/**+3%***
Operating profit	**1,376**	1,333	+3%	+1%	
Profit before tax	**1,196**	1,151	+4%	+2%	
Net profit	**1,110**	1,044	+6%	+3%	
Net margin	**18.4%**	17.1%			
Net borrowings	**3,072**	3,127			
Adjusted figures					
Operating profit	**1,749**	1,688	+4%	+1%	**+5%**
Operating margin	**29.0%**	27.6%			
Profit before tax	**1,572**	1,472	+7%	+4%	
Net profit	**1,197**	1,121	+7%	+4%	
Net margin	**19.8%**	18.3%			
Operating cash flow	**1,703**	1,603	+6%	+4%	
Operating cash flow conversion	**97%**	95%			
Return on invested capital	**12.1%**	11.7%			

* Excluding biennial exhibition cycling.
** 2012 comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see the accounting policies section in the combined financial statements on page 106.

Reed Elsevier uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliation between the reported and adjusted figures are set out in note 10 to the combined financial statements on page 120. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2012 full year average and hedge exchange rates.

Underlying costs were up 2%, reflecting investment in global technology platforms and launching of new products and services, partly offset by continued process improvements. Actions were taken across our businesses, especially Legal, to improve cost efficiency. Total operating costs, including the impact of acquisitions and disposals, decreased by 3%.

The net pension expense, excluding the net pension financing charge, was £61m (2012: £89m), including settlement and past service credits of £59m (2012: £20m), mainly arising from benefits changes in the US, which will reduce future costs for our US businesses.

The overall adjusted operating margin of 29.0% was 1.4 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio changes as well as a 0.3 percentage point benefit from currency effects.

Interest expense was £177m (2012: £216m). The reduction primarily reflects the benefit of term debt refinancing at lower rates.

Adjusted profit before tax was £1,572m (2012: £1,472m), up 7%, and up 4% at constant currencies, reflecting the increase in adjusted operating profits and lower interest expense.

The adjusted effective tax rate on adjusted profit before tax was 23.5%, in line with the prior year. The effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of these discussions cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

The adjusted net profit attributable to shareholders of £1,197m (2012: £1,121m) was up 7%, and up 4% at constant currencies.

ADJUSTED OPERATING PROFIT


£m
1,555
1,626
1,688*
1,749
2010
2011
2012
2013

* 2012 restated for IAS19.

ADJUSTED OPERATING PROFIT MARGIN


25.7%
27.1%
27.6%*
29.0%
2010
2011
2012
2013

* 2012 restated for IAS19.

Reported figures

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £1,376m (2012: £1,333m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £318m (2012: £329m). Acquisition related costs were £43m (2012: £21m), including a charge for deferred consideration payments required to be expensed under IFRS.

The reported profit before tax was £1,196m (2012: £1,151m).

RECONCILIATION OF ADJUSTED AND REPORTED PROFIT BEFORE TAX

YEAR TO 31 DECEMBER	2013 £m	2012 £m
Adjusted profit before tax	**1,572**	1,472
Amortisation of acquired intangible assets	**(318)**	(329)
Acquisition related costs	**(43)**	(21)
Reclassification of tax in joint ventures	**(12)**	(5)
Net pension financing charge	**(19)**	(11)
Disposals and other non-operating items	**16**	45
Reported profit before tax	**1,196**	1,151

Reported net finance costs include a charge of £19m (2012: £11m) in respect of the defined benefit pension schemes. Net pre-tax disposal gains were £16m (2012: £45m) arising from a gain on the sale of Risk Solutions' pre-employment screening business, offset by a net loss on other disposals. These were offset by a related tax charge of £34m (2012: £58m credit).

RECONCILIATION OF ADJUSTED AND REPORTED TAX CHARGE

YEAR TO 31 DECEMBER	2013 £m	2012 £m
Adjusted tax charge	**(370)**	(346)
Tax on disposals and other non-operating items	**(34)**	58
Deferred tax credits from intangible assets	**300**	84
Exceptional prior year tax credit	**–**	96
Other items	**23**	6
Reported tax charge	**(81)**	(102)

The reported tax charge was £81m (2012: £102m). This included a deferred tax credit of £221m arising on the alignment of certain business assets with their global management structure. The reported net profit attributable to the parent companies' shareholders was £1,110m (2012: £1,044m).

Cash flows

Adjusted operating cash flow was £1,703m (2012: £1,603m), up 6% compared with the prior year and up 4% at constant currencies. Adjusted operating cash flow conversion was 97% (2012: 95%).

CONVERSION OF ADJUSTED OPERATING PROFIT INTO CASH

YEAR TO 31 DECEMBER	2013 £m	2012 £m
Adjusted operating profit	**1,749**	1,688
Capital expenditure	**(308)**	(333)
Depreciation and amortisation of internally developed intangible assets	**249**	227
Working capital and other items	**13**	21
Adjusted operating cash flow	**1,703**	1,603
Cash flow conversion	**97%**	95%

Capital expenditure was £308m (2012: £333m), including £251m (2012: £263m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in the Legal business. Depreciation and amortisation of capitalised development costs were £249m (2012: £227m). Capital expenditure was 5.1% of revenue (2012: £5.5%). Depreciation and amortisation were 4.1% of revenue (2012: 3.7%).

Free cash flow – after interest and taxation – was £1,161m (2012: £1,098m) before acquisition related spend and cash flows relating to prior year exceptional restructuring programmes. Cash taxes paid were £347m (2012: £281m), reflecting increased taxable profits, predominantly in the US.

Payments made in respect of acquisition related costs amounted to £28m (2012: £37m). Payments for exceptional restructuring programmes from prior years were £12m (2012: £25m), principally property costs.

Free cash flow before dividends was £1,131m (2012: £1,075m). Ordinary dividends paid to shareholders in the year, being the 2012 final and 2013 interim dividends, amounted to £549m (2012: £521m). Free cash flow after dividends was £582m (2012: £554m).

RETURN ON INVESTED CAPITAL


10.6%
11.2%
11.7%*
12.1%
2010
2011
2012
2013
* 2012 restated for IAS19.

ADJUSTED OPERATING CASH FLOW CONVERSION


98%
93%
95%*
97%
2010
2011
2012
2013
* 2012 restated for IAS19.

FREE CASH FLOW

YEAR TO 31 DECEMBER	2013 £m	2012 £m
Adjusted operating cash flow	**1,703**	1,603
Interest paid	**(195)**	(224)
Tax paid	**(347)**	(281)
Acquisition related/restructuring costs*	**(30)**	(23)
Free cash flow before dividends	**1,131**	1,075
Ordinary dividends	**(549)**	(521)
Free cash flow post dividends	**582**	554

*Including cash tax relief.

Cash spent on acquisitions was £221m (2012: £316m), including deferred consideration of £21m (2012: £30m) on past acquisitions. Spend on venture capital investments was £10m (2012: £7m).

Total consideration from disposal transactions closed in 2013 was £331m, including £6m in respect of freehold properties. The net cash received in the calendar year from business disposals, after timing differences and separation and transaction costs, was £195m (2012: £160m). Net tax paid in respect of disposals was £25m (2012: tax recovered £26m).

Share repurchases by the parent companies in 2013 were £600m (2012: £250m), with a further £100m repurchased in 2014 as at 26 February. Proceeds from the exercise of share options were £125m (2012: £48m).

RECONCILIATION OF NET DEBT YEAR-ON-YEAR

YEAR TO 31 DECEMBER	2013 £m	2012 £m
Net debt at 1 January	**(3,127)**	(3,433)
Free cash flow post dividends	**582**	554
Net disposal proceeds	**195**	160
Acquisitions	**(231)**	(323)
Share repurchases	**(600)**	(250)
Net proceeds from share options exercised	**125**	48
Other*	**(44)**	10
Currency translation	**28**	107
Net debt at 31 December	**(3,072)**	(3,127)

* Cash tax relief/payments on disposals, distributions to minorities and finance leases.

Funding

Debt
Net borrowings at 31 December 2013 were £3,072m, a decrease of £55m since 31 December 2012. The majority of our borrowings are denominated in US dollars and the strengthening of sterling against the dollar since the start of the year resulted in slightly lower net borrowings when translated at year-end rates. Excluding currency translation effects, net borrowings decreased by £27m. Expressed in US dollars, net borrowings at 31 December 2013 were $5,089m, in line with the prior year.

Gross borrowings after fair value adjustments at 31 December 2013 amounted to £3,281m (2012: £3,892m). The fair value of related derivative assets was £77m (2012: £124m). Cash balances have been reduced to £132m (2012: £641m), increasing the efficiency of our balance sheet.

The effective interest rate on gross borrowings was 4.8% in 2013, down from 5.6% in the prior year. As at 31 December 2013, after taking into account interest rate and currency derivatives, a total of 57% of Reed Elsevier's gross borrowings were at fixed rates with a weighted average remaining life of 6.0 years.

The ratio of net debt to 12 months trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) as at 31 December 2013 was 2.1x (31 December 2012: 2.2x) on a pensions and lease adjusted basis. On an unadjusted basis net debt to EBITDA was 1.6x (31 December 2012: 1.7x).

Liquidity
During July 2013, Reed Elsevier's committed bank facility, maturing in June 2015, was cancelled and replaced with a new $2,000m facility, maturing in July 2018. This back-up facility provides security of funding for short-term debt issuance and is undrawn.

In March 2013, $309m of US dollar denominated fixed rate term debt maturing in January 2019, with a coupon of 8.625%, was exchanged for $389m of the 3.125% term debt due in 2022 and cash. In June 2013, $282m of Swiss franc denominated fixed rate term debt due in 2018 was issued at a coupon of 1.0%.

In December 2013, $461m of US term debt maturing in January 2014 was redeemed, taking advantage of the make-whole election.

Reed Elsevier has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing operational requirements.

NET DEBT


£m
3,455
3,433
3,127
3,072
2010
2011
2012
2013

TERM DEBT MATURITY PROFILE


$m
476
286
663
532
282
420
758
0
993
150
357
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
>2023

Invested capital and returns

SUMMARY BALANCE SHEET

AS AT 31 DECEMBER	2013 £m	2012 £m
Goodwill and acquired intangible assets*	**6,980**	7,173
Internally developed intangible assets*	**720**	647
Property, plant and equipment* and investments	**454**	443
Net assets held for sale	**18**	201
Net pension obligations	**(379)**	(466)
Working capital	**(1,156)**	(1,139)
Net capital employed	**6,637**	6,859

* Net of accumulated depreciation and amortisation.

Net capital employed was £6,637m at 31 December 2013 (2012: £6,859m), a decrease of £222m.

The carrying value of goodwill and acquired intangible assets fell by £193m, reflecting the annual amortisation charge, divestments and currency effects, partly offset by acquisitions in 2013. An amount of £133m was capitalised in the year reflecting acquired intangible assets and £157m was recorded as goodwill.

Development costs of £251m (2012: £261m) were capitalised within internally developed intangible assets, most notably investment in new products and related infrastructure in the Legal business.

Net pension obligations, i.e. pension obligations less pension assets, decreased to £379m (31 December 2012: £466m). There was a deficit of £219m (31 December 2012: £306m) in respect of funded schemes, which were on average 95% funded at the end of the year on an IFRS basis. The lower deficit reflects improvements in assets values during 2013 and benefits changes in the US.

Negative working capital, driven by advanced receipts in our subscription and exhibition businesses, was largely unchanged at £1,156m.

Gross capital employed at 31 December 2013 was £11,155m (2012: £11,338m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £183m principally reflects business divestments and currency effects.

The post-tax return on average invested capital in the year was 12.1% (2012: up 0.4 percentage points as restated). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the gross capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The increase in the return reflects the improved trading performance.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and reinsurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Reed Elsevier Properties SA ("REPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA is the principal treasury centre for the Reed Elsevier combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions, product development and other general requirements and manages cash pools, investments and debt programmes on their behalf.

REPSA actively manages intellectual property assets including trademarks such as *The Lancet* and databases such as *Reaxys* and *PharmaPendium*. ERSA is responsible for reinsurance activities for Reed Elsevier.

Major developments

In 2013, EFSA was active in arranging the financing and foreign currency contracts for Reed Elsevier Group plc companies related to cross border dividends and acquisitions. EFSA issued $282m of term debt notes in June 2013. It negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest rate and foreign currency management and certain other financial exposures.

The average balance of cash under management by EFSA in 2013, on behalf of Reed Elsevier Group plc and its parent companies, was approximately US$0.4bn (2012: US$0.5bn).

Liabilities and assets

At 31 December 2013, 85% (2012: 82%) of ERF's gross assets were held in US dollars and 10% (2012: 17%) in euros, including US$8.2bn (2012: US$8.4bn) and €0.5bn (2012: €0.6bn) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long-term debt of US$1.9bn and short-term debt of US$0.3bn backed by committed bank facilities. Sources of long-term debt include Swiss domestic public bonds, euro notes, bilateral term loans, private placements and syndicated bank facilities. Short-term debt is primarily derived from euro and US commercial paper programmes.

Parent companies

Reed Elsevier PLC	2013 £m	2012* £m	Change	Change at constant currencies
Reported net profit	**572**	538	+6%	
Adjusted net profit	**633**	593	+7%	+4%
Reported earnings per share	**48.8p**	44.8p	+9%	
Adjusted earnings per share	**54.0p**	49.4p	+9%	+7%
Ordinary dividend per share	**24.6p**	23.0p	+7%	
Reed Elsevier NV	**€m**	€m		
Reported net profit	**655**	642	+2%	
Adjusted net profit	**707**	689	+3%	+4%
Reported earnings per share	**€0.91**	€0.87	+5%	
Adjusted earnings per share	**€0.99**	€0.94	+5%	+7%
Ordinary dividend per share	**€0.506**	€0.467	+8%	

* 2012 comparative financial information has been restated following the adoption of IAS19 Employee Benefits (revised), see the accounting policies section in each of the parent company consolidated financial statements on page 164 and page 184.

The reported earnings per share for Reed Elsevier PLC shareholders was 48.8p (2012: 44.8p) and for Reed Elsevier NV shareholders was €0.91 (2012: €0.87), reflecting the improved trading performance and deferred tax credits.

Adjusted earnings per share were up 9% at 54.0p (2012: 49.4p) and 5% at €0.99 (2012: €0.94) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant rates of exchange, the adjusted earnings per share of both companies increased by 7%.

The equalised final dividends proposed by the respective Boards are 17.95p per share for Reed Elsevier PLC and €0.374 per share for Reed Elsevier NV, 6% and 11% higher respectively against the prior year final dividends. This gives total dividends for the year of 24.60p (2012: 23.0p) and €0.506 (2012: €0.467), up 7% and 8% respectively. The difference in growth rates in the equalised final dividends, and in the earlier interim dividends, reflects changes in the euro: sterling exchange rate since the respective prior year dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2x (2012: 2.2x) for Reed Elsevier PLC and 2.0x (2012: 2.0x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share while maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

During 2013, 41.9m Reed Elsevier PLC shares and 25.2m Reed Elsevier NV shares (including R shares) were repurchased. As at 31 December 2013, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,157.4m and 709.7m. A further 6.0m Reed Elsevier PLC shares and 3.5m Reed Elsevier NV shares have been repurchased in January and February 2014.

ADJUSTED EARNINGS PER SHARE


Reed Elsevier PLC
pence
Growth +9%
49.4
54.0
2012
2013
Reed Elsevier NV
€
Growth +5%
0.94
0.99
2012
2013

DIVIDENDS


Reed Elsevier PLC
pence
Growth +7%
23.0
24.6
2012
2013
Reed Elsevier NV
€
Growth +8%
0.467
0.506
2012
2013

Accounting policies

The combined financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and as issued by the International Accounting Standards Board following the accounting policies shown on pages 102 to 107. The accounting policies and estimates which require the most significant judgement relate to the valuation of goodwill and intangible assets, the capitalisation of development costs and taxation. Further detail is provided in the accounting policies on pages 105 and 106.

Amendments to IAS19 – Employee Benefits
With effect from 1 January 2013, IAS19 Employee Benefits (revised) inter alia changed the methodology used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are calculated by reference to the discount rate of high-quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and are no longer based on the expected returns on scheme assets. The effect is to reduce the asset returns recognised in the income statement.

Adoption of IAS19 (revised) has had no impact on Reed Elsevier's combined statement of financial position and statement of cash flows. The net pension financing credit or charge is now presented within net finance costs in Reed Elsevier's combined income statement, rather than within operating profit as previously reported. Given that the revised standard may introduce greater volatility to the income statement, the net pension financing credit or charge has been excluded from the adjusted figures used by Reed Elsevier as additional performance measures.

As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, operating profits are £25m lower and net finance costs are £11m higher than previously reported. On an adjusted basis, profit before tax is £25m lower.

2014 revised methodology for allocation of corporate and shared costs

Following a review of activities, assets and costs across the business, Reed Elsevier will introduce a new method for the allocation of corporate and shared costs from January 2014. Previously unallocated items will be attributed to the business areas, as will costs relating to shared activities and resources, on the basis of benefits accrued. This new allocation reflects an increased level of shared resources and capitalised costs. Had this new method of allocation been applied during 2013, it would have resulted in the adjusted operating profit figures shown below.

AS AT 31 DECEMBER	New method 2013 £m	Old method 2013 £m
Adjusted operating profit		
Scientific, Technical & Medical	**787**	826
Risk Solutions	**401**	414
Business Information	**106**	107
Legal	**250**	238
Exhibitions	**210**	213
Unallocated items	**(5)**	(49)
	1,749	1,749

Treasury policies

The Boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies. Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The Boards of the parent companies agree overall policy guidelines for managing each of these risks and the Boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in line with parent company guidelines) for their respective business and treasury centres. A summary of these policies is given below.

Capital and liquidity management
The capital structure is managed to support Reed Elsevier's objective of maximising long-term shareholder value through appropriate security of funding, ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities while maintaining appropriate leverage to ensure an efficient capital structure.

Over the long-term, Reed Elsevier seeks to maintain cash flow conversion of 90% or higher and credit metrics that are consistent with a solid investment grade credit rating. The typical credit metrics are net debt to EBITDA, on a pensions and lease adjusted and on an unadjusted basis, and free cash flow as percentage of net debt.

Reed Elsevier's uses of free cash flow over the longer-term balance the dividend policy, selective acquisitions and share repurchases, while retaining the balance sheet strength to maintain access to cost effective sources of borrowing.

The balance of long-term debt, short-term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation cycle of the business and the uncertain size and timing of acquisition spend. Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. Consistent with the significance of Reed Elsevier Group plc's US operations, the majority of debt is denominated in US dollars. The policy is that no more than US$1.5bn of term debt issues should mature in any 12-month period and no more than US$3.0bn in any 36-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt and free cash flow. From time to time, Reed Elsevier may redeem term debt early or repurchase outstanding debt in the open market depending on market conditions.

There were no changes to Reed Elsevier's long-term approach to capital and liquidity management during the year.

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy aims to reduce the exposure of the combined businesses to changes in interest rates at efficient cost. To achieve this Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at 31 December 2013 interest expense was fixed on 57% of Reed Elsevier's gross borrowings which had a weighted average remaining life of 6.0 years.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. Some of these exposures are offset by denominating borrowings in US dollars. Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 24 months (50 months for the Scientific, Technical & Medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at 31 December 2013, the amount of outstanding foreign exchange cover against future transactions was £1.3bn (2012: £1.2bn).

Credit risk

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non-performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are controlled by monitoring the credit quality of counterparties, principally licensed commercial banks and investment banks with strong long-term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier treasury policies do not allow concentrations of risk with individual counterparties and limit significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch. At 31 December 2013, cash and cash equivalents totalled £132m, of which 90% was held with banks rated A-/A3 or better.

Duncan Palmer
Chief Financial Officer

Principal risks

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses, based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The principal risks facing Reed Elsevier, which have been considered by the Audit Committees and Boards, are described below. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance. Our risk management and internal control processes are described in the Structure and Corporate Governance section. A description of the business and a discussion of factors affecting performance is set out in the Chief Executive Officer's report and Business Review. Financial risks are discussed in the Chief Financial Officer's report and in note 18 to the combined financial statements. Our approach to managing environmental and other non-financial risks is set out in the Business Review and the separate Corporate Responsibility Report. Important specific risks identified include:

EXTERNAL RISKS

Risk	Description and impact	Mitigation
Economy and market conditions	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.	Our businesses are focused on professional markets which have generally been more resilient in periods of economic downturn. We deliver information solutions, many on a subscription basis, which are important to our customers' effectiveness and efficiency. We have extended our position in long-term global growth markets through organic new launches supported by the selective acquisition of small content and data sets. We continue to dispose of businesses that no longer fit our strategy.
Intellectual property rights	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.	We actively engage in developing and promoting the legal protection of intellectual property rights. Our subscription contracts with customers contain provisions regarding the use of proprietary content. We are vigilant as to the use of our content and, as appropriate, take legal action to challenge illegal distribution sources.
Data resources	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them could adversely affect our products and services.	We seek as far as possible to have proprietary content. Where content is supplied to us by third parties, we aim to have contracts which provide mutual commercial benefit. We also maintain an active dialogue with regulatory authorities on privacy and other data related issues, and promote, with others, the responsible use of data.
Paid subscriptions	Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published largely on a paid subscription basis. There is debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors or authors' funders and/or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.	We engage extensively with stakeholders in the STM community to better understand their needs and deliver value to them. We are open to serving the STM community under any payment model that can sustainably provide researchers with the critical information tools that they need. We focus on the integrity and quality of research through the editorial and peer review process; we invest in efficient editorial and distribution platforms and in innovation in platforms and tools to make content and data more accessible and actionable; and we ensure vigilance on plagiarism and the long-term preservation of research findings.

STRATEGIC RISKS

Risk	Description and impact	Mitigation
Customer acceptance of products	Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.	We are focused on the needs and economics of our customers and seek to provide content and innovative solutions that help them achieve better outcomes and enhance productivity.
Competition	Our businesses operate in highly competitive markets, which continue to evolve in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.	We continuously invest significant resources in our products and services, and the infrastructure to support them. We gain insights into our markets, evolving customers' needs, the potential application of new technologies and business models, and the actions of competitors. These insights inform our market strategies and operational priorities.
Acquisitions	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.	Acquisitions are made within the framework of our overall strategy, which emphasises organic development. We have a well formulated process for reviewing and executing acquisitions and for managing the post-acquisition integration. This process is underpinned with clear strategic, financial and ethical criteria. We closely monitor the integration and performance of acquisitions.

OPERATIONAL RISKS

Risk	Description and impact	Mitigation
Technology failure	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.	We have established procedures for the protection of our technology assets. These include the development of business continuity plans, including IT disaster recovery plans and back-up delivery systems, to reduce business disruption in the event of a major technology failure.
Data security	Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.	We have established data privacy and security programmes. We test and re-evaluate our procedures and controls with the aim of ensuring that personal data is protected and that we comply with relevant legislation, regulatory and contractual requirements.
Supply chain dependencies	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.	We select our vendors with care and establish contractual service levels that we closely monitor, including through key performance indicators and targeted supplier audits. We have developed business continuity plans to reduce disruption in the event of a major failure by a vendor.
Talent	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high-quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.	We have well established management development and talent review programmes. We monitor capability needs and remuneration schemes are tailored to attract and motivate the best talent available at an appropriate level of cost. We actively seek feedback from employees, which feeds into plans to enhance employee engagement and motivation.

FINANCIAL RISKS

Risk	Description and impact	Mitigation
Pensions	We operate a number of pension schemes around the world. Historically, the largest schemes have been local versions of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.	We have professional management of our pension schemes and we focus on maintaining appropriate asset allocation and plan designs. We review our funding requirements on a regular basis with the assistance of independent actuaries and ensure that the funding plans are appropriate.
Tax	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.	We have clear and consistent tax policies and tax matters are dealt with by a professional tax function, supported by external tax advisors. We maintain an open dialogue with the relevant tax authorities and are vigilant in ensuring that we comply with tax legislation.
Treasury	The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. Macro economic, political and market conditions may also adversely affect the availability of short and long-term funding, volatility of interest rates, currency exchange rates and inflation.	Reed Elsevier's approach to funding and management of interest rate and foreign currency exposures is described on pages 58 and 59. The approach to the management of financial risks is described in note 18 to the combined financial statements.

REPUTATIONAL RISKS

Risk	Description and impact	Mitigation
Ethics	As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.	The Reed Elsevier Code of Ethics and Business Conduct is provided to every employee and is supported by training. It encompasses such topics as fair competition, anti-bribery and human rights and encourages open and principled behaviour. We have well established processes for reporting and investigating instances of unethical conduct. Our major suppliers are required to adopt our Supplier Code of Conduct.
Environmental	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.	We are committed to reducing these environmental impacts by limiting resource use and efficiently employing sustainable materials and technologies. We require our major suppliers and contractors to meet the same objectives. We seek to ensure that all Reed Elsevier businesses are compliant with relevant environmental regulation.

The Strategic Report, as set out on pages 2 to 62, has been approved by the Board.

By order of the Board
Henry Udow
Company Secretary
26 February 2014

Registered Office
1-3 Strand
London
WC2N 5JR

Governance

In this section

Executive Directors



Erik Engstrom (50)
Chief Executive Officer

Appointed: Chief Executive Officer since 2009. Joined Reed Elsevier as Chief Executive Officer of Elsevier in 2004.
Nationality: Swedish
Past appointments: Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was President and Chief Operating Officer of Random House Inc and, before its merger with Random House, President and Chief Executive Officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a Non-Executive Director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA.
Education: Holds a BSc from Stockholm School of Economics, an MSc from the Royal Institute of Technology in Stockholm, and gained an MBA from Harvard Business School as a Fulbright Scholar.



Duncan Palmer (48)
Chief Financial Officer

Appointed: 2012
Nationality: British and American
Other appointments: Non-Executive Director of Oshkosh Corporation.
Past appointments: Prior to joining Reed Elsevier was Chief Financial Officer and Senior Vice President of Owens Corning Inc. from 2007 having previously held various senior finance positions within Royal Dutch Shell for 20 years in the UK, the Netherlands and the US.
Education: Holds an MA in Mathematics from Cambridge University and an MBA from Stanford University, and is a UK-qualified Chartered Management Accountant.

Non-Executive Directors



Anthony Habgood (67) R N C
Chairman

Appointed: 2009
Nationality: British
Other appointments: Chairman of Whitbread plc, Preqin Holding Limited and Norwich Research Partners LLP.
Past appointments: Chairman of Bunzl plc and of Mölnlycke Health Care Limited and served as Chief Executive of Bunzl plc, Chief Executive of Tootal Group plc and a Director of The Boston Consulting Group. Formerly Non-Executive Director of Geest plc, Marks and Spencer plc, National Westminster Bank plc, Norfolk and Norwich University Hospitals Trust, Powergen plc, and SVG Capital plc.
Education: Holds an MA in Economics from Cambridge University and an MS in Industrial Administration from Carnegie Mellon University. He is a visiting Fellow at Oxford University.



Wolfhart Hauser (64) R C
Chairman of the Remuneration Committee

Appointed: 2013
Nationality: German
Other appointments: Chief Executive Officer of Intertek Group plc.
Past appointments: Chairman of Dragenopharm GmbH & Co AG from 2002 to 2006. Prior to that he was Chief Executive Officer of TÜV Suddeutschland between 1998 and 2002 and Chief Executive Officer of TÜV Product Service GmbH for 10 years. Served as a Non-Executive Director of Logica Plc and Intertek Group plc before his current position at the company.



Marike van Lier Lels (54) C
Non-Executive Director
of Reed Elsevier NV

Appointed: 2010
Nationality: Dutch
Other appointments: Member of the Supervisory Boards of KPN NV, USG People NV, TKH Group NV and Eneco Holding NV, and a member of the Executive Committee of the Aegon Association. A member of various Dutch governmental advisory boards.
Past appointments: Member of the Supervisory Board of Maersk BV, Executive Vice President and Chief Operating Officer of the Schiphol Group. Prior to joining Schiphol Group, was a member of the Executive Board of Deutsche Post Euro Express and held various senior positions with Nedlloyd.



Robert Polet (58) R C
Non-Executive Director

Appointed: 2007
Nationality: Dutch
Other appointments: Chairman of Safilo Group S.p.A. and a Non-Executive Director of Philip Morris International Inc, William Grant & Sons Limited, Scotch and Soda NV and Crown Topco Limited, parent company of Vertu. Member of the Supervisory Board of Nyenrode Foundation.
Past appointments: President and Chief Executive Officer of Gucci Group from 2004 to 2011, having previously spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world, including President of Unilever's Worldwide Ice Cream and Frozen Foods division. Formerly a Non-Executive Director of Wilderness Holdings Limited.



Adrian Hennah (56)
Non-Executive Director

Appointed: 2011
Nationality: British
Other appointments: Chief Financial Officer of Reckitt Benckiser Group plc.
Past appointments: Chief Financial Officer of Smith & Nephew plc from 2006 to 2012. Before that was Chief Financial Officer of Invensys plc, having previously held various senior finance and management positions with GlaxoSmithKline for 18 years.



Lisa Hook (55)
Senior Independent Director

Appointed: 2006
Nationality: American
Other appointments: President and Chief Executive Officer of Neustar Inc and a Director of Island Press.
Past appointments: President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously Chief Operating Officer of Time Warner Telecommunications and has served as senior advisor to the Federal Communications Commission Chairman and a senior counsel to Viacom Cable. Formerly a Director of The Ocean Foundation.



Linda Sanford (61)
Non-Executive Director

Appointed: 2012
Nationality: American
Other appointments: Senior Vice President, Enterprise Transformation, IBM Corporation. Serves on the board of directors of The Business Council of New York State and the Partnership for New York City. Also serves on the board of trustees of the State University of New York, St John's University, Rensselaer Polytechnic Institute and the New York Hall of Science.
Past appointments: Non-Executive Director of ITT Corporation until May 2013.



Ben van der Veer (62)
Chairman of the Audit Committees

Appointed: 2009
Nationality: Dutch
Other appointments: Member of the Supervisory Boards of Aegon NV, TomTom NV and Koninklijke FrieslandCampina NV.
Past appointments: Chairman of the Executive Board of KPMG in the Netherlands and a member of the Management Committee of the KPMG International board until his retirement in 2008, having joined KPMG in 1976. Formerly a member of the Supervisory Board of Siemens Nederland NV.

Board Committee Membership

- A Audit Committees: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
- R Remuneration Committee: Reed Elsevier Group plc
- N Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
- C Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

Both of the Executive Directors are directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Marike van Lier Lels is a Non-Executive Director of Reed Elsevier NV. All of the other Non-Executive Directors are directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Reed Elsevier Business Leaders

Senior Business Executives



Mark Kelsey
Chief Executive Officer
Risk Solutions and Business Information

Joined in 1989. Appointed CEO Business Information in 2010 and CEO Risk Solutions 2012.

Has held a number of senior positions across Reed Elsevier over the past 30 years. Studied at Liverpool University and received his MBA from Bradford University.

Mike Rusbridge
Chief Executive Officer
Exhibitions

Joined in 1994. Appointed to current position in 1996.

Previously President of Reed Exhibitions Europe and Asia and President Reed Exhibitions North America. Prior to that worked with leading US exhibition organiser, Clapp and Poliak. Studied at Manchester University and Harvard Business School.

Ron Mobed
Chief Executive Officer
Scientific, Technical & Medical

Joined in 2011. Appointed to current position in 2012.

Previously President of Cengage Learning's Academic & Professional Group and Co-President and Co-Chief Operating Officer with information services company, IHS. Holds a degree from Trinity College, Cambridge and a master's degree from Imperial College, London.

Mike Walsh
Chief Executive Officer
Legal

Joined in 2003. Appointed to current position in 2011.

Previously CEO of LexisNexis US Legal Markets and Director of Strategic Business Development Home Depot. Prior to that was a practising attorney at Weil, Gotshal and Manges in Washington D.C. and served as a consultant with The Boston Consulting Group. Holds a Juris Doctor degree from Harvard Law School and is a graduate of Yale University.

Corporate Executives



Ian Fraser
Human Resources Director

Joined in 2005. Appointed to current position at that time.

Previously Global HR Director at BHP Billiton (1998 to 2005). Holds an MBA in Finance and International Business from London's City University and an MA from Edinburgh University. Ian is also a Chartered Psychologist.

Kumsal Bayazit
Chief Strategy Officer

Joined in 2004. Appointed to current position in 2012.

Previously Executive Vice President of Global Strategy and Business Development for LexisNexis Legal and Professional. Prior to that she worked with Bain & Company in New York, Los Angeles, Johannesburg and Sydney. Holds an MBA from Harvard Business School and is a Graduate of the University of California at Berkeley.

Youngsuk "YS" Chi
Director of Corporate Affairs and Chairman Elsevier

Joined in 2005. Appointed to current position in 2011.

Previously he was President and Chief Operating Officer of Random House, founding Chairman of Random House Asia and Chief Operating Officer for Ingram Book Group. Holds an MBA from Columbia University and is a Graduate of Princeton University.

Henry Udow
Chief Legal Officer and Company Secretary

Joined in 2011. Appointed to current position at that time.

Previously Chief Legal Officer and Company Secretary of Cadbury plc having spent 23 years working with the company. Prior to that he worked at Shearman & Sterling in New York and London. Holds a Juris Doctor degree from the University of Michigan Law School and a bachelor's degree from the University of Rochester.

Chairman's introduction to corporate governance

"Effective boards are essential to high standards of corporate governance and integral to the sustainable success of Reed Elsevier over the long term."

The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are committed to high standards of corporate governance and believe that such standards are integral to the success of Reed Elsevier. The Boards have put in place policies and procedures that promote transparency, accountability and probity, and include the Reed Elsevier Code of Ethics and Business Conduct which sets the standard for our corporate and individual behaviour. The Code of Ethics and Business Conduct applies to all Directors and employees of Reed Elsevier and more information on its application can be found in the Corporate Responsibility section on page 45.

As Reed Elsevier is listed in the UK, the Netherlands and the US, it is subject to corporate governance requirements in those jurisdictions. The following report describes Reed Elsevier's governance structures and procedures, and the work of the Boards and their Committees. It is intended to provide shareholders with a clear view of Reed Elsevier's governance arrangements and how Reed Elsevier has complied with the applicable corporate governance codes of best practice during the year. Statements with regard to compliance with corporate governance codes and in particular the UK Corporate Governance Code published by the Financial Reporting Council in September 2012 (the UK Code) are set out on page 69.

Reed Elsevier keeps under review developments and trends in corporate governance. During 2013, there were a number of changes in the Netherlands and the UK which became effective:

- In January 2013, legislation to formalise the unitary board structure in the Netherlands Civil Code was enacted. The then Combined Board of Reed Elsevier NV resolved to establish a unitary board and shareholders approved the necessary changes to the articles of association at the Annual General Meeting in April 2013. The unitary board structure was implemented in May 2013 and further aligns the governance structures of the two parent companies.
- New principles and provisions included in the UK Code applied to Reed Elsevier for the first time during 2013. The Boards have applied the changes in the UK Code and these are reflected in the Report of the Nominations Committee and the Report of the Audit Committees. In addition, regulations introducing a new form Strategic Report and a revised Directors' Remuneration Report also applied to Reed Elsevier for the first time. The Strategic Report is set out on pages 2 to 62, and the Directors' Remuneration Report is set out on pages 78 to 94.

During 2013, there were a number of changes to our Boards. Details of these are set out in the Structure and Corporate Governance section on page 71. In September, Duncan Palmer, Chief Financial Officer, offered his resignation from the Boards as a result of family circumstances which unexpectedly required him to return to the US. In January 2014, we announced that Nick Luff would take over from Duncan at a date to be confirmed. Biographical details for Nick can be found on page 71. We will be asking shareholders to elect Nick as a Director, with effect from a future date in 2014, at the forthcoming Annual General Meetings in April and more details of this are contained in the Notices of the 2014 Annual General Meetings.

In accordance with the UK Code, we conducted, through the Corporate Governance Committee, evaluations of the Boards, their Committees and the performance of the individual Directors. The outcome of these evaluations confirmed that the Boards and the Committees continue to function effectively, and that all of our Directors are committed to their roles. More information regarding these evaluations is set out on page 70. All the current Directors will stand for re-election at the Annual General Meetings in April 2014 and their biographical details are set out on pages 64 and 65.

Following the changes to the Boards during the year and given the outcome of the evaluations of the Boards, their Committees and the individual Directors, I believe that the current composition of the Boards and their Committees continues to provide an appropriate balance of skills, experience, independence, knowledge and diversity to ensure that they can discharge their duties effectively. I also believe that the corporate governance arrangements in place are appropriate and continue to support the growth and success of Reed Elsevier.

Anthony Habgood
Chairman
26 February 2014

Areas of significant skills and expertise of the Non-Executive Directors on the Boards	Percentage of the Non-Executive Directors
Executive board experience in a large international listed company	63
Knowledge of corporate governance issues for listed companies	100
Operational experience in Reed Elsevier's product markets	38
Operational experience in Reed Elsevier's main geographical markets	100
Marketing, customer relations	88
Operational experience with telecommunication/computer technology, electronic publishing	63
Management of human resources, selection and remuneration of executives	100
Corporate responsibility	100
Legal matters	88
Banking, tax and corporate finance	38
Financial and organisational audit	75
Corporate strategy and organisation	100

Structure and corporate governance

Corporate structure


REED ELSEVIER PLC
REED ELSEVIER NV
REED ELSEVIER GROUP PLC
Publishing and Information Businesses
ELSEVIER REED FINANCE BV
Financing Activities

Reed Elsevier was created in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their respective businesses to two jointly owned companies, Reed Elsevier Group plc, a UK-registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch-registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly-held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York. Following the merger of their respective businesses, Reed Elsevier PLC and Reed Elsevier NV entered into a Governing Agreement to regulate their relationship, including the economic interests of the parties and the composition of their Boards and those of Reed Elsevier Group plc and of Elsevier Reed Finance BV.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in the Reed Elsevier combined businesses, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in the Reed Elsevier combined businesses. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The Boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights. The exchange rate used for each dividend calculation is the spot euro/sterling exchange rate, averaged over a period of five consecutive business days commencing on the tenth business day before the announcement of the proposed dividend.

Corporate governance

Compliance with codes of best practice

The Boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the UK, the Netherlands and the US. The effect of this is that a standard applying to one will, where not in conflict, also be observed by the other.

The Boards of Reed Elsevier PLC and Reed Elsevier NV support the principles and provisions of corporate governance contained in the UK Corporate Governance Code issued by the Financial Reporting Council in September 2012 (the UK Code) and those contained in the Dutch Corporate Governance Code issued in December 2008 (the Dutch Code).

This report and the compliance statement set out below are made in relation to the UK Code. The principles and provisions set out in the UK Code and the Dutch Code have applied throughout the financial year ended 31 December 2013. Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the year with the UK Code. Reed Elsevier NV, which has its primary listing on the NYSE Euronext Amsterdam Stock Exchange, has also complied throughout the year with the UK Code, and subject to limited exceptions, as explained in the Reed Elsevier NV Report of the Board on pages 179 and 180, has applied the best practice provisions of the Dutch Code. The ways in which Reed Elsevier PLC and Reed Elsevier NV have applied the main principles of the UK Code are described below. For further information on the application of the Dutch Code by Reed Elsevier NV, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

Business model

As required by Provision C.1.2 of the UK Code, pages 2 to 39 describe the business and the progress made in 2013 against Reed Elsevier's long-term business priorities, aimed at delivering better outcomes for our customers and creating value for Reed Elsevier and shareholders.

Relations with shareholders
Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders. Presentations on the Reed Elsevier combined businesses are made by the Chairman, Chief Executive Officer and Chief Financial Officer following the announcement of the interim and full-year results and these are simultaneously webcast. A conference call with investors was also held following the third quarter Interim Management Statement. In addition, two investor presentations focusing on the LexisNexis Risk Solutions insurance business and Reed Travel Exhibitions were held during the year. These presentations which described the market background, business activities and growth plans for the businesses were also made available on the Reed Elsevier website. The Chief Executive Officer, the Chief Financial Officer and the investor relations team meet institutional shareholders on a regular basis and the Chairman also makes himself available to major institutions as appropriate. A trading update is provided ahead of the Annual General Meetings of the two companies and towards the end of the financial year through Interim Management Statements. The interim and annual results announcements and presentations, together with the Interim Management Statements, investor seminar presentations, other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com. In accordance with the provisions of the Dutch Code, Reed Elsevier NV has adopted a bilateral shareholder contact policy, which is also published on the Reed Elsevier website. The Boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are presented to the respective Boards.

Both Reed Elsevier PLC and Reed Elsevier NV offer electronic voting facilities in relation to proxy voting at shareholder meetings. The Annual General Meetings provide an opportunity for the Boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the chairmen of the Board Committees, other Directors and a representative of the external auditors are available to answer questions from shareholders.

Board induction and information
Following appointment and as required, Directors receive training appropriate to their level of experience and knowledge. This includes the provision of a tailored induction programme so as to provide newly appointed Directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-Executive Directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All Directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled Board and Board Committee meetings held during the year, the Directors attend other meetings and site visits. Where a Director is unable to attend a Board or Board Committee meeting he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective chairman and other Board and Committee members.

Board evaluation
During the year, the Corporate Governance Committee, supported by the company secretaries, assessed the performance of individual Directors and, led by the Senior Independent Director, also assessed the performance of the Chairman. Using questionnaires completed by all of the Directors, the Committee reviewed the functioning and constitution of the Boards and their Committees, including the balance of skills, experience, independence, knowledge of Reed Elsevier, and diversity, including gender. The Chairman conducted interviews with each member of the Boards to discuss individually Board effectiveness. The results were subsequently considered in a meeting of the Boards. The Chairman of the Boards was not present during a discussion by the Non-Executive Directors as it related to him. Based on these assessments, and the board effectiveness review, the Committee believes that the performance of each Director continues to be effective and that they demonstrate commitment to their respective roles. The Committee also believes that the Boards and their Committees function effectively and collaboratively and with an appropriate level of engagement with management, and that the diverse membership provides a broad range of skills and perspectives. The effectiveness review confirmed that adequate steps had been taken in response to the prior year's recommendations to ensure that the Boards appropriately reviewed risk-related matters alongside strategic, financial and operational issues. The review suggests that the Boards continue to monitor the level of detail provided to and balance of focus by the Boards between financial data and strategic matters. The outcome of the last externally-facilitated evaluation process was reported in the 2011 Annual Report and Accounts.

The Boards

The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. All of the Directors of Reed Elsevier Group plc are also Directors of Reed Elsevier PLC and Reed Elsevier NV. Reed Elsevier NV may nominate for appointment to the Board up to two Non-Executive Directors who are not appointed to the Boards of either Reed Elsevier PLC or Reed Elsevier Group plc. Currently, one such Director, Marike van Lier Lels, has been appointed to the Board of Reed Elsevier NV. The names, nationalities and biographical details of each Director at the date of this report appear on pages 64 and 65.

Following the enactment on 1 January 2013 of legislation to formalise the unitary board governance structure in the Netherlands Civil Code, the then Combined Board of Reed Elsevier NV resolved to take the necessary steps to establish such a board governance structure. Amendments to the articles of association of Reed Elsevier NV were approved by shareholders at the Annual General Meeting of Reed Elsevier NV in April 2013 and the unitary Board structure was implemented in May 2013.

There is a schedule of matters reserved to the Boards and approved delegated authorities to the Chief Executive Officer and other senior executives. There is a clear separation of the roles of the Chairman and the Chief Executive Officer which are set out in writing.

The Boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of Executive and Non-Executive Directors who bring a wide range of skills and experience to the deliberations of the Boards. The Boards of Reed Elsevier PLC and Reed Elsevier NV review the independence of the Non-Executive Directors every year, based on the criteria for independence set out in the UK Code. The UK Code does not consider the Chairman to be independent due to the unique role he has in corporate governance. Notwithstanding this, Anthony Habgood met the independence criteria contained in the UK Code when he was appointed Chairman in 2009. The Boards consider all Non-Executive Directors (other than the Chairman) to be independent of management and free from any business or other relationship which could materially interfere with their ability to exercise independent judgement.

The Boards of Reed Elsevier PLC and Reed Elsevier NV have appointed Lisa Hook to act as Senior Independent Director, who is available to meet with institutional shareholders and assist in resolving concerns in cases where alternative channels are deemed inappropriate. The Senior Independent Director also leads the annual assessment of the performance of the Chairman of Reed Elsevier PLC and Reed Elsevier NV. A profile, which identifies the skills and experience of the Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV, is set out on page 68 and is available on the Reed Elsevier website, www.reedelsevier.com.

Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective Boards in accordance with the provisions of the articles of association of these companies. Subject to this, no individual may be appointed to the Boards of Reed Elsevier PLC, Reed Elsevier NV or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

As a general rule, letters of appointment in respect of Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV provide that individuals will serve for an initial term of three years, and are typically expected to serve two three-year terms, although the Boards may invite an individual to serve for an additional period of three years.

The respective articles of association of Reed Elsevier PLC and Reed Elsevier NV provide that all Directors should be subject to retirement at least every three years and are then able to make themselves available for re-election by shareholders at subsequent Annual General Meetings. Notwithstanding the provisions of the articles of association, it is the Boards' policy to comply with the recommendations contained in the UK Code, and all Directors will seek re-election by shareholders annually.

Board changes

Changes during the year in the composition of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are set out in the table on page 72.

Mark Elliott and Sir David Reid retired from the Boards of Reed Elsevier NV and Reed Elsevier PLC following the conclusion of the Annual General Meetings in April 2013. Wolfhart Hauser was elected to the Boards in April 2013 and succeeded Mark Elliott as Chairman of the Remuneration Committee. Lisa Hook succeeded Sir David Reid as the Senior Independent Director in April 2013.

In accordance with the UK Code, all Directors will retire from the Boards of Reed Elsevier NV and Reed Elsevier PLC at the respective Annual General Meetings and, being eligible, they will offer themselves for re-election. Based on the assessments made by the Corporate Governance Committee of the qualifications, performance and effectiveness of each individual seeking re-election, the Boards have accepted a recommendation from the Nominations Committee that each of these Directors be proposed for re-election at the 2014 Annual General Meeting of the respective company.

In September 2013, Duncan Palmer gave notice of his resignation as Chief Financial Officer effective as of 25 September 2014, or such other earlier date as Reed Elsevier may designate.

The Nominations Committee retained an external search consultancy to conduct a rigorous search process in conjunction with the Boards to identify a suitable candidate to succeed Mr Palmer. Following the conclusion of the search process and on the recommendation of the Nominations Committee, the Boards announced, in January 2014, the appointment of Nick Luff as Chief Financial Officer to be effective at a date to be confirmed but is expected to be no later than 15 December 2014.

Nick Luff has been Chief Financial Officer of Centrica plc, the UK's biggest consumer energy group, since 2007. Prior to that, he was at P&O, the FTSE 100 logistics and shipping group as well as its affiliated companies, including P&O Princess Cruises and Royal Nedlloyd. While at P&O, he worked for 15 years in a variety of senior finance roles, including Chief Financial Officer of the parent company for seven years. He is a Non-Executive Director of Lloyds Banking Group plc and a former Non-Executive Director of QinetiQ Group plc and Royal P&O Nedlloyd NV. He has a first class degree in mathematics from the University of Oxford and is a qualified UK Chartered Accountant.

In accordance with the articles of association of Reed Elsevier PLC, Directors are normally subject to election by shareholders at the first Annual General Meeting following their appointment by the Board. Notwithstanding the date of Nick Luff's appointment remains to be confirmed, shareholders will be asked to elect Mr Luff at the Reed Elsevier Annual General Meetings in April 2014. Subject to his election at the Annual General Meetings, Mr Luff will be appointed to the Board of Reed Elsevier Group plc in due course.

BOARD ATTENDANCE

Members	Date of appointment/ (cessation) during the year	Reed Elsevier PLC		Reed Elsevier NV		Reed Elsevier Group plc	
		Number of meetings held while a director	Number of meetings attended	Number of meetings held while a director	Number of meetings attended	Number of meetings held while a director	Number of meetings attended
Anthony Habgood (Chairman)		6	6	6	6	7	7
Mark Elliott	(April 2013)	2	1	2	1	2	1
Erik Engstrom		6	6	6	6	7	7
Wolfhart Hauser	April 2013	4	3	4	3	5	4
Adrian Hennah		6	6	6	6	7	7
Lisa Hook		6	6	6	6	7	7
Marike van Lier Lels		n/a	n/a	6	6	n/a	n/a
Duncan Palmer		6	6	6	6	7	7
Robert Polet		6	5	6	5	7	6
Sir David Reid	(April 2013)	2	0	2	0	2	0
Linda Sanford		6	6	6	6	7	6
Ben van der Veer		6	6	6	6	7	7

Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and a Management Board. The Supervisory Board consists of Rudolf van den Brink (Chairman), Duncan Palmer, Ben van der Veer and Marike van Lier Lels, with the Management Board consisting of Alberto Romaneschi, Gerben de Jong and Jans van der Woude. Duncan Palmer gave notice of his resignation as a member of the Supervisory Board effective as of 25 September 2014 or such other earlier date as the Boards may designate. Appointments to the Supervisory Board and the Management Board are made by Elsevier Reed Finance BV's shareholders, in accordance with the company's articles of association.

Members	Date of appointment/ (cessation) during the year	Number of meetings held while a director	Number of meetings attended
Rudolf van den Brink		3	2
Gerben de Jong		3	3
Marike van Lier Lels		3	2
Duncan Palmer		3	3
Alberto Romaneschi		3	3
Ben van der Veer		3	3
Jans van der Woude		3	3

Board Committees

In accordance with the principles of good corporate governance, the following Committees have been established by the respective Boards. All of the Committees have written terms of reference, which are published on the Reed Elsevier website, www.reedelsevier.com. Membership of each Committee and attendance during the year are set out below.

Audit Committees

The Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only independent Non-Executive Directors. The Committees are chaired by Ben van der Veer. A report of the Audit Committees, setting out their role and main activities during the year, appears on pages 95 and 96.

Members	Date of appointment/ (cessation) during the year	Number of meetings held while a Committee member	Number of meetings attended
Ben van der Veer (Committee Chairman)		5	5
Adrian Hennah		5	3
Sir David Reid	(April 2013)	2	2
Linda Sanford		5	5

The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV.

Remuneration Committee

The Board of Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for considering the remuneration of the Executive Directors and the Chairman. The Committee comprises only Non-Executive Directors and is chaired by Wolfhart Hauser who succeeded Mark Elliott as Chairman in April 2013. A Directors' Remuneration Report, which has been approved by the Boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 78 to 94. This report serves as disclosure of the Directors' Remuneration Policy and Annual Remuneration Report which contains the remuneration of the Directors and their interests in the shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Members	Date of appointment/ (cessation) during the year	Number of meetings held while a Committee member	Number of meetings attended
Wolfhart Hauser (Committee Chairman)	April 2013	3	3
Mark Elliott	(April 2013)	2	1
Anthony Habgood		5	5
Lisa Hook		5	5
Robert Polet		5	5
Sir David Reid	(April 2013)	2	1

Nominations Committee

The Boards of Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee. The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood. A report of the Nominations Committee, setting out its role and main activities during the year, appears on page 77.

Members	Date of appointment/ (cessation) during the year	Number of meetings held while a Committee member	Number of meetings attended
Anthony Habgood (Committee Chairman)		5	5
Mark Elliott	(April 2013)	2	1
Lisa Hook		5	5
Sir David Reid	(April 2013)	2	1
Ben van der Veer		5	4

Corporate Governance Committee

The Boards of Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which is responsible for reviewing ongoing developments and best practice in corporate governance. The Committee is also responsible for assessing the performance of the Directors and recommending the structure and operation of the various Committees of the Boards and the qualifications and criteria for membership of each Committee, including the independence of members of the Boards. The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood.

Members	Date of appointment/ (cessation) during the year	Number of meetings held while a Committee member	Number of meetings attended
Anthony Habgood (Committee Chairman)		5	5
Mark Elliott	(April 2013)	2	1
Wolfhart Hauser	April 2013	3	2
Adrian Hennah		5	5
Lisa Hook		5	5
Marike van Lier Lels		5	5
Robert Polet		5	5
Sir David Reid	(April 2013)	2	0
Linda Sanford		5	4
Ben van der Veer		5	5

Internal control

Parent companies

The Boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The Boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the Boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the Boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the Boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The Board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the Boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their systems of internal control.

The Boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have each implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. These processes have been in place throughout the year ended 31 December 2013 and up to the date of the approvals of the Annual Reports and Financial Statements 2013.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The Board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The principal risks facing Reed Elsevier are set out on pages 60 to 62.

The major risks facing the Reed Elsevier Group plc businesses are regularly reported to and considered by the Board and Audit Committee. With the close involvement of business management and the central functions, the risk management and control procedures ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal regulatory matters are managed by legal directors in Europe and the US.

The Reed Elsevier Group plc Audit Committee receives regular reports on the identification and management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the Board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied to all Elsevier Reed Finance BV companies. The respective Boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the Boards.

Annual review

As part of the year-end procedures, the Audit Committees and Boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss. The Boards have confirmed, subject to the above, that as regards financial reporting risks, the respective risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the year.

Responsibilities in respect of the financial statements

The Directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, in accordance with applicable law and regulations, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The Directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the Directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Having taken into account all the matters considered by the Boards and brought to the attention of the Boards, the Directors are satisfied that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the company's performance, business model and strategy.

Going concern

The Directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2013 financial statements. In reaching this conclusion, the Directors of Reed Elsevier PLC and Reed Elsevier NV have had due regard to the combined businesses' financial position as at 31 December 2013, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2013 is set out in the Chief Financial Officer's report on pages 52 to 59. This shows that after taking account of available cash resources and committed bank facilities that back up short-term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 58 and 59. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 60 to 62.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2013 on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;
- evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;
- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier's internal controls; and
- presented in the Reed Elsevier Annual Report 2013 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV to certify in the respective Annual Reports 2013 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2013 on Form 20-F.

Report of the Nominations Committee

This report has been prepared by the joint Nominations Committee of Reed Elsevier PLC and Reed Elsevier NV and has been approved by the respective Boards.

Role of the Committee

The principal role of the Committee is to provide assistance to the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc by identifying individuals qualified to become Directors and recommending to the Boards the appointment of such individuals. The responsibilities of the Committee are set out in written terms of reference (available at www.reedelsevier.com) and include:

(i) to develop and agree the desired profile for potential candidates for Board membership;

(ii) in consultation with external search consultants, agree the specification for the recruitment of new directors which provides a formal and transparent procedure for the selection and appointment of new directors to the Boards;

(iii) to recommend to the Boards the appointment of candidates subject, where appropriate, to the approval of shareholders of Reed Elsevier PLC and Reed Elsevier NV;

(iv) to recommend to the Boards Directors to serve on Board Committees, having regard to the criteria for service on each committee as set out in the terms of reference for such committees, and to recommend members to serve as the Chair of those committees; and

(v) to make recommendations to the Boards in relation to the election or re-election of Directors at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV.

Committee membership

The Committee comprises only Non-Executive Directors, and is chaired by Anthony Habgood. The other members are Lisa Hook and Ben van der Veer. The Committee met five times during the year.

Composition of the Boards and Committees

During the year, the main areas of focus for the Committee were:

- the appointment of a Non-Executive Director;
- the appointment of a Senior Independent Director in place of Sir David Reid who retired from the Boards in April 2013;
- the appointment of a Chairman of the Remuneration Committee in place of Mark Elliott who retired from the Boards in April 2013;
- the appointment of a Chief Financial Officer to succeed Duncan Palmer who gave notice of his resignation in September 2013; and
- progress against Reed Elsevier's aspirational goals regarding the percentage of women on its Boards.

The Committee seeks to ensure that the Boards and their Committees comprise an appropriate balance of skills, experience, independence, knowledge of Reed Elsevier's businesses, and diversity, including gender and in doing so takes into account the outcome of Board evaluations. More information on Board evaluation can be found on page 70.

The Committee has established a formal, rigorous and transparent procedure for the recruitment of candidates to the Boards and recommendations by the Committee are made on the basis of a candidate's merit, against objective criteria and with due regard for the benefits of diversity. The Committee retained recruitment consultants specialising in senior and non-executive appointments to carry out searches for a Non-Executive Director and a new Chief Financial Officer. Spencer Stuart was retained in connection with the search for a Non-Executive Director. Spencer Stuart is an independent executive search consulting firm with no other connection to Reed Elsevier. The Committee worked closely with the consultants and following a rigorous process of interviews and assessments, recommended to the Boards the appointment of Wolfhart Hauser as a Non-Executive Director and Nick Luff as Chief Financial Officer. The Boards approved these recommendations.

In light of the retirement of Mark Elliott and Sir David Reid, the Committee undertook a review of the roles and responsibilities of the Non-Executive Directors. Following the review, the Committee recommended to the Boards the appointment of Lisa Hook as the Senior Independent Director and Wolfhart Hauser as the Chairman of the Remuneration Committee. The Boards approved these recommendations.

In response to the publication of the Davies Review, "Women on Boards" in 2011, the Boards announced their aspirational goals that by 2013 the Reed Elsevier NV Board would be comprised of 30% women and the Reed Elsevier PLC Board would be comprised of 22% women. Following the Annual General Meetings held in April 2013, the Boards met these goals. The Committee will continue to monitor the composition of the Boards against their aspirational goals while taking into account the benefits of diversity more generally.

Details of Reed Elsevier's approach to diversity and inclusion in its workforce can be found in the Corporate Responsibility report on page 46.

Directors' Remuneration Report

The Directors' Remuneration Report (the Report) describes how Reed Elsevier applies the principles of good governance relating to directors' remuneration. This Report has been prepared by the Remuneration Committee of Reed Elsevier Group plc in accordance with the UK Corporate Governance Code, the UK Listing Rules, the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the new UK Regulations) and the Dutch Corporate Governance Code (the Dutch Code).

The Report was approved by the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. This year, shareholders will be invited to approve both our remuneration policy (by way of a binding vote) and our 2013 Annual Remuneration Report (by way of a non-binding advisory vote) at the 2014 Annual General Meeting of Reed Elsevier PLC.

Our remuneration policy is set out on pages 79 to 85 (the Policy Report) and the 2013 Annual Remuneration Report is set out on pages 86 to 94.

The audited sections of the Report are clearly marked.

Introduction from Remuneration Committee Chairman

I am pleased to present my first Report as Chairman of the Reed Elsevier Remuneration Committee.

As you will have read elsewhere in this Annual Report, 2013 was another year of good progress for the company. 2013 annual incentive payments for the Executive Directors were just above target and performance measures under the 2011-13 cycle of the BIP (Bonus Investment Plan) and the ESOS (Executive Share Option Scheme) will result in respective outcomes for the CEO close to and at the full amount of the original awards. In line with increases for the wider employee population, the Remuneration Committee has approved a 2014 salary increase for the CEO of 2.5%.

At the Annual General Meetings in 2013, shareholders approved our proposed new LTIP (Long-Term Incentive Plan) and our renewed ESOS and the first grants were made under these plans to Executive Directors in May 2013. The Executive Directors also participated in the 2013-15 cycle of the BIP. The 2013 awards granted to the CFO, Duncan Palmer, under these plans lapsed on his notice of resignation in September 2013.

For 2014 we are introducing claw-back provisions for the annual incentive, similar to the provisions which are already in place for our multi-year incentives.

Earlier this year, we announced the appointment of Nick Luff as CFO. At a date to be determined later in 2014, Nick Luff will take over from Duncan Palmer, who will leave the business when a hand-over has been completed. The remuneration arrangements for Nick Luff will be provided in the 2014 Notices of Annual General Meetings which will be available on the company's website.

Subject to shareholder approval, our remuneration policy will apply from the conclusion of the 2014 Reed Elsevier PLC Annual General Meeting until the Reed Elsevier PLC Annual General Meeting in 2017. It is intended to be comprehensive, but also sufficiently flexible to allow it to operate throughout this time period. It is designed for a global business with two parent companies, with listings in London, Amsterdam and New York. The policy is based on the following principles:

- Performance-related pay with demanding performance measures linked to our strategy;
- Creation of shareholder value;
- Competitive remuneration to attract and retain the best talent globally;
- A balance between fixed and variable elements, and annual and longer-term performance;
- Aligning the interests of Executive Directors with shareholders and other stakeholders;
- Operating the company consistent with long-term sustainability; and
- Discouraging inappropriate risk taking.

The performance measures for the annual and multi-year incentives are designed to drive management behaviour in a way which supports the company's strategy to transform the core business through organic investment and the organic build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The annual incentive is focused on operational excellence, measured by revenue, profit and cash generation and on the achievement of individual key performance objectives which align with our strategic plans. The performance measures in the multi-year incentives, which focus on return on capital, returns to shareholders and sustained earnings growth, further support our strategy.

This year's Report has been prepared in a manner which balances the specific local requirements of the new UK Regulations and the Dutch Code with the desire to provide additional information which may be helpful to our broader investor base.

Wolfhart Hauser
Chairman, Remuneration Committee

Remuneration Policy Report

Set out in this section is the company's remuneration policy for Directors, which, subject to shareholder approval, will apply from the conclusion of the Reed Elsevier PLC Annual General Meeting to be held on 24 April 2014.

Remuneration policy table – Executive Directors

All footnotes to the policy table can be found on page 82.

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Remuneration Committee (the Committee) with changes typically taking effect on 1 January. In exceptional circumstances, the Committee may review more frequently. The following factors are considered:

- The executive's role and sustained value to the company in terms of skill, experience and overall contribution.
- Competitiveness with companies which are comparable in respect of industry, size, international scope and complexity. Examples of global peers include Thomson Reuters, WPP, Pearson, John Wiley, Wolters Kluwer, Experian, McGraw-Hill and Equifax.
- The company's guidelines for salaries for all employees for the year.

For the last two years, Executive Directors' salary increases have been 2.5% per annum.

Maximum value

Salary increases to Executive Directors are within the range of increases for the wider employee population. However, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business, inflation or alignment to market level.

Performance framework

n/a

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Our policy is to offer competitive long-term sustainable defined contribution plans. Any amount above applicable limits, for example HMRC's annual allowance in the UK, will be paid in cash and will be subject to tax and social security deductions. In certain circumstances, executives can take cash instead of pension contributions.

The UK defined benefit scheme is closed to new hires. Continued membership of legacy defined benefit schemes requires annual increases to contributions or participation fees from all members, who have a choice to switch to the defined contribution plan at any time.

The CEO is a member of a UK legacy defined benefit pension arrangement, accruing 1/30th of final year pensionable earnings (base salary) for each year (pro-rated for part years) of service, with a normal retirement age of 60. The CEO contributes 7% of salary up to the scheme earnings cap. In line with all UK defined benefit scheme members, the CEO's contributions will increase to 8% from April 2014 and then by a further 1% each year to a rate of 11% in April 2017. In addition, the CEO currently pays a participation fee equal to 1% of the amount of his base salary in excess of the scheme earnings cap. On 1 April 2014, and each April thereafter, this fee will increase by 2% of the amount of his base salary in excess of the scheme earnings cap.

Maximum value

Defined benefit scheme – accrual of 1/30th of salary for every year of service up to a maximum of 2/3rds of salary.

Defined contribution plan – maximum company contribution of 30% of salary per annum or equivalent cash in lieu.

Performance framework

n/a

Recovery of sums paid

No provision.

OTHER BENEFITS

Purpose and link to strategy
To provide competitive benefits at appropriate cost.

Operation
Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors' and officers' liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Maximum value
Over the past three years, ongoing benefits for Executive Directors (excluding relocation benefits) have amounted to between 3% and 5% of salary, in line with our policy that the maximum payable should not exceed 5% of salary. However, the Committee may provide reasonable benefits beyond this amount in unexpected situations, such as a change in the individual's circumstances caused by the company, or if there is a significant increase in the cost of the benefit.

Performance framework
n/a

Recovery of sums paid
No provision.

AIP (ANNUAL INCENTIVE PLAN)

Purpose and link to strategy
Provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the company's strategy and create a platform for sustainable future performance.

Why performance measures are chosen and how targets are set
Performance measures include a balanced set of financial targets and Key Performance Objectives (KPOs), which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure.

The targets are designed to be challenging. They are set with reference to the previous year's performance and internal and external forecasts for the following year.

Operation
The Committee reviews and sets the financial targets and KPOs annually, taking into account internal forecasts and strategic plans. It approves four to six KPOs for each Executive Director, reflecting critical business priorities for which each is accountable. At least one KPO will relate to the achievement of sustainability targets.

Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of individual KPOs.

Maximum value
The maximum potential annual incentive for Executive Directors is 150% of annual base salary.

Performance framework
The measures include financial targets, which have a weighting of at least 70%, and individual KPOs, with each element assessed separately.

- The minimum payout is zero.
- If the financial measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout for financial measures is 5% of salary. If threshold is reached for each of the financial measures, the overall payout for the financial measures is 26% of salary. There is no threshold level for KPOs.
- Payout for target performance (financial measures and KPOs) is 100% of salary.

Following an assessment of achievement and scoring of KPOs, the Committee agrees the overall payout level for each Executive Director.

Committee discretion applies.[1,2]

Recovery of sums paid
Claw-back applies.[3]

CURRENT MULTI-YEAR INCENTIVE PLANS

Purpose and link to strategy

The multi-year incentive plans are the main component of Executive Directors' pay. They are designed to provide long-term incentives for Executive Directors to achieve the key performance measures that support the company's strategy, and to align their interests with shareholders. The BIP encourages annual personal investment in Reed Elsevier shares.

Why performance measures are chosen and how targets are set

Our strategic focus is on transforming the core business through organic investment and the build out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the multi-year incentives are chosen to support this strategy by focusing on return on capital, returns to shareholders and sustained earnings growth.

Targets are set with regard to previous results and internal and external forecasts for the performance period. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

	BIP (BONUS INVESTMENT PLAN)	LTIP (LONG-TERM INCENTIVE PLAN)	ESOS (EXECUTIVE SHARE OPTION SCHEME)
Operation	Annually, Executive Directors may use up to an amount equal to their AIP target for investment in Reed Elsevier shares. In return, they receive a matching award which vests subject to: • performance measured over three financial years; • continued employment; and • retention of the underlying investment shares. Dividend equivalents accrued during the performance period are payable in respect of the matching shares that vest. Vesting may be accelerated on a change of control.[4]	Annual awards of performance shares, with vesting subject to: • performance measured over three financial years; • continued employment; and • meeting shareholding requirements. Executive Directors are required to retain their net vested shares for a period of at least six months after release. Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest. Vesting may be accelerated on a change of control.[4]	Annual awards of market value options that vest, subject to performance measured over three financial years, and remain exercisable, subject to continued employment, until the tenth anniversary of grant. Vesting may be accelerated on a change of control.[4]
Maximum value	Up to 100% of the amount invested.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.	The maximum grant in any year is up to 250% of base salary for the CEO and up to 200% of base salary for other Executive Directors.
Performance framework	The performance measures are earnings per share (EPS) and return on invested capital (ROIC), weighted equally and assessed independently, such that a payout can be received under either one of the measures. • The minimum payout is zero. • If one measure pays out at threshold and the other does not pay out at all, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%. • Payout in line with expectations is 67% Dividend equivalents are not taken into account in the above payout levels. Committee discretion applies.[1,2]	The performance measures are relative Total Shareholder Return (TSR), EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups). • The minimum payout is zero. • If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 32%. • Payout in line with expectations is 50%. Dividend equivalents are not taken into account in the above payout levels. Committee discretion applies.[1,2]	The vesting of options is subject to EPS measured over three years. • The minimum payout is zero. • Payout at threshold performance is 33%. • Payout in line with expectations is 80%. Committee discretion applies.[1,2]
Recovery of sums paid	Claw-back applies.[3]	Claw-back applies.[3]	Claw-back applies.[3]

DISCONTINUED/ONE-OFF MULTI-YEAR INCENTIVE PLAN

REGP (REED ELSEVIER GROWTH PLAN)

Purpose and link to strategy
The REGP was introduced in 2010 during a challenging and volatile business environment following the appointment of the current CEO. It was designed as a one-off, five-year plan for the Executive Directors instead of LTIP grants in 2010, 2011 and 2012.

Operation
The only current participant is the CEO and no further awards will be granted under this plan.

The CEO must retain a personal shareholding in the REGP of 300% of salary (in addition to shares held under the BIP) until vesting in H1 2015.

Initial performance share awards vested, based on performance measured over 2010-2012, at 66.8%. 50% of the vested shares were released (along with a cash dividend equivalent) and 50% were deferred and will only be released in H1 2015. The full 66.8% has been included in the 2012 Single Total Figure on page 86. Matching awards, equal to the number of personal shares and deferred performance shares, were granted in 2013 and vest, subject to performance, in H1 2015.

Dividend equivalents will be payable in respect of the matching awards and deferred performance shares which vest in H1 2015.

Vesting will be accelerated on a change of control.[4]

Maximum value
The maximum vesting over the five-year period (2010 -14) of the plan (including what has already vested after year three) is 150% of the shares comprised in the original performance share award (of 600% of 2010 base salary).

Performance framework
Matching awards – TSR, EPS and ROIC, weighted equally and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups). TSR is measured over the five-year period 2010-2014, EPS is measured over the two-year period 2013-2014 and ROIC is measured at the end of 2014.

- The minimum payout is zero.
- If the measure with the lowest payout at threshold pays out at threshold and the others do not pay out at all, the overall payout is 3%. If each of the measures pays out at threshold, the overall payout is 50%.
- Payout in line with expectations is 50%.

Committee discretion applies.[1,2]

Recovery of sums paid/withholding
Claw-back applies.[3]

1. **Discretion in respect of annual and multi-year incentive plan payout levels:** In determining the level of payout under the AIP and vesting under the multi-year incentives, the Committee takes into account Reed Elsevier's overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next remuneration report the extent to which it has been exercised and the reasons for doing so.
2. **Discretion to vary performance measures applying to existing annual and multi-year incentives:** The Committee may vary the financial measures applying to a current annual incentive year and performance measures for multi-year incentives if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.
3. **Application of claw-back to annual and multi-year incentives:** The Committee has discretion to apply claw-back if the payout was calculated on the basis of materially misstated financial or other data, in which case it can seek to recover the difference in value between the incorrect award and the amount that would have been paid had the correct data been used. In respect of multi-year incentives, the Committee also has discretion to apply claw-back if a participant breaches post-termination restrictive covenants, in which case it may require repayment of gains arising during a specified period.
4. **Multi-year incentives – change of control:** Under the BIP 2010, LTIP 2013 and ESOS 2013, the default position is that awards vest on a change of control on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that awards will not vest and will instead be exchanged for equivalent awards in the acquiring company. Under the REGP, awards vest within 30 days of the change of control on a pro-rated basis subject to performance.
5. **Explanation of differences between the company's policy on Directors' remuneration and the policy for other employees:** A larger percentage of Executive Directors' remuneration is performance related than that of other employees. All managers participate in an annual incentive plan, but participation levels, measures and targets vary according to their role and local business priorities. Approximately 100 senior executives participate in BIP and LTIP and about 1,000 in ESOS. Grant levels under all plans vary according to role. All participants in BIP and LTIP (including the Executive Directors) are subject to the same performance measures. Under ESOS, performance measures apply only to the Executive Directors and all other participants can choose restricted shares instead of options on the basis of a pre-determined exchange ratio. The range and level of benefits provided vary according to role and local market practice.

Remuneration outcomes in different performance scenarios

The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The chart is an illustration of how the CEO's regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios and are based on 2014 salary, the 2013 benefits figure from the Single Total Figure table and the 2013 pension disclosure (consistent with prior disclosure). Annual and multi-year incentives (BIP, LTIP and ESOS) are based on the policy table and 2014 salary. Given the one-off nature of the REGP (see page 82 for further details), potential final payouts in H1 2015 are not reflected in this chart. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no multi-year incentives vesting. In line with expectations means AIP payout at 100% of salary, BIP vesting at 67% of the award, LTIP vesting at 50% of the award and ESOS vesting at 80% of the award. Maximum means AIP payout at 150% of salary and multi-year incentives vesting at 100% of the awards.

No share price movement is assumed and dividend equivalents payable in respect of the BIP and LTIP are not included. For options vesting in line with expectations, a valuation factor of 20% of the face value of the award at grant has been applied. This is our internal valuation assumption for options, based on the exchange ratio applied to participants in ESOS below Board level who can choose options or shares at a ratio of 5:1. For options vesting at maximum, a higher valuation factor (to reflect the higher performance achievement) of 33% of the face value of the award at grant has been applied. This is in line with the report on pay and performance published in March 2013 by the Financial Reporting Council, an independent UK regulator.

We have not included a chart for the CFO role as Duncan Palmer is leaving the company in 2014. His salary, regular ongoing benefits (excluding relocation expenses) and pension will continue in line with 2013 levels (see Single Total Figure table on page 86) until his leaving date. As he is not eligible for a pro-rated AIP in respect of time employed in 2014, and his BIP, LTIP and ESOS awards have lapsed, his remuneration for 2014 is not variable according to performance. Duncan Palmer's successor will join the company at a date which is still to be determined.


CEO Remuneration (£'000)
8,090
5,325
1,660
100%
21%
31%
48%
20%
21%
59%
Minimum
In line with expectations
Maximum
Multi-year incentives (BIP, LTIP and ESOS)
Annual incentive
Salary, benefits and pension

Approach to recruitment remuneration – Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table. However, on an internal promotion to the Board, any existing contractual obligations and commitments may continue to be honoured, even if not consistent with the prevailing policy. For example, if the individual is a member of the legacy defined benefit pension plan, the Committee will consider the pension arrangements in the context of the package as a whole and may allow continued participation.

The Committee's general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. The various components and the company's approach are as follows:

Standard package on recruitment*
To offer remuneration in line with the policy table (including the limits), taking into account the principles set out above.

Compensation for forfeited entitlements
The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash, share awards and options. Claw-back provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption in the UK Listing Rules.

Relocation allowances and expenses
The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

* The standard package comprises annual base salary, AIP, other benefits, annual awards under BIP, LTIP and ESOS and retirement benefits.

Shareholding requirement

The Executive Directors are subject to shareholding requirements. These are a minimum of 300% of annual base salary for the CEO and 200% of annual base salary for the CFO. On joining or promotion to the Board, Executive Directors are given a period of time to build up to their requirement.

Policy on payments for loss of office

In line with the company's policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director's employment is terminated will affect the Committee's determination of any payment for loss of office, but it expects to apply the principles outlined in the table on the next page. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

Restricted shares were granted to Duncan Palmer on his recruitment in 2012 as compensation for forfeited entitlements from his former employer. This award has been pro-rated for service to the date of notice of resignation, with the result that 74,042 PLC ordinary shares and 51,378 NV ordinary shares will vest on leaving. As the pro-rated shares will only be released upon his yet to be determined leaving date, rather than the original vesting dates, a cash adjustment may be paid to him if required to ensure that the value of the pro-rated award received on leaving is equivalent to that which would have been received under the original arrangements. Dividend equivalents on the shares will be paid on vesting.

Policy on payments for loss of office (continued)

GENERAL[1] | MULTI-YEAR INCENTIVES

Mutually agreed termination/termination by the company other than for cause[2]

General

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date (including any unpaid annual incentive for any prior year) and would be paid for any accrued but untaken holiday.

Salary: Payment of up to 12 months' salary.

Annual incentive: Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable, with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any part of unserved notice). The annual incentive claw-back provisions would apply.

Other benefits: Where possible, benefits would be continued for up to the duration of the unserved notice period (not exceeding the maximum stated in the policy table) or, the Executive Director would receive a cash payment (not exceeding the cost to the company of providing those benefits).

Pension: Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension arrangements for members leaving company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other: The company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill health or death, the Committee reserves the right to vary the treatment outlined in this section.

Multi-year incentives

BIP 2010, LTIP 2013 and ESOS 2013: The default position is that unvested awards will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the relevant performance period. Options are typically exercisable for a period of two years following vesting. In respect of the BIP, a pro-rata number of investment shares will remain in the plan, with the balance being released on cessation of employment.

The Committee has discretion to allow unvested awards to vest earlier and to adjust the application of time pro-rating, performance conditions and exercise periods subject to the rules of the respective plans.

REGP: The default position is that unvested matching shares will be pro-rated to reflect time employed and will vest subject to performance measured at the end of the 2013-14 performance period. A pro-rata number of personal shares and deferred performance shares will remain in the plan, with the balance being released on cessation of employment. The Committee has discretion to allow the matching shares to vest earlier.

ESOS 2003: The default position is that options will typically become exercisable for a six-month period (two years on retirement) from the termination date, subject to time pro-rating and performance conditions. The Committee may adjust the application of time pro-rating, performance conditions and exercise periods, subject to the rules of the plan.

Employee instigated resignation

General

The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday. The Executive Director will be entitled to receive an annual incentive for a completed previous year, but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Annual incentive claw-back provisions would apply. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of notice. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

Dismissal for cause

General

The Executive Director would not receive any payments for loss of office. A deferred or immediate pension would be payable in accordance with the scheme rules.

Multi-year incentives

All outstanding awards lapse on date of dismissal. Any related personal or investment shares (e.g. under the REGP and the BIP) will be released.

1. In addition to what is set out in the table, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his "Retirement Account". Before he joined the company's UK defined benefit arrangement, he was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of base salary to a deferred compensation plan. Contributions to this Retirement Account ceased when he became a member of the UK defined benefit arrangement.
2. As outlined in the multi-year incentives column, in cases where the approved leaver treatment applies, the multi-year incentive plans have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

Non-Executive Directors

Remuneration policy table – Non-Executive Directors

FEES

Purpose and link to strategy
To enable Reed Elsevier to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Boards and Committees of a dual-listed global business.

Operation
Reed Elsevier Chairman: Receives an aggregate annual fee with no additional fees, e.g. Committee Chairman fees. In respect of Reed Elsevier PLC and Reed Elsevier Group plc, the Committee determines, on the advice of the Senior Independent Director, the Chairman's fee. In respect of Reed Elsevier NV, the Committee makes a recommendation, on the advice of the Senior Independent Director, to the Board of Reed Elsevier NV, which determines the Chairman's fee.

Other Non-Executive Directors: Receive an aggregate annual fee in respect of their memberships of the Boards of Reed Elsevier plc, Reed Elsevier NV and Reed Elsevier Group plc.* Additional fees are payable to the Senior Independent Director and Committee Chairmen. Since 1 January 2014, fees are also payable for membership of Board Committees. In future, attendance fees may be paid. The Boards determine the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies, with reference also to the NYSE Euronext Amsterdam (AEX) index and US-listed companies.

Maximum value
The fees paid to the Chairman and the Non-Executive Directors are in respect of their memberships of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The shareholders of Reed Elsevier PLC and Reed Elsevier Group plc have approved a maximum annual fee limit of £500,000 and £700,000 respectively (excluding additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, all of which are not subject to a maximum limit). The shareholders of Reed Elsevier NV have approved a maximum annual fee limit of €600,000 for the fees borne by Reed Elsevier NV. The aggregate annual fee limit is therefore approximately £1.7m.

OTHER BENEFITS

Purpose and link to strategy
To provide customary benefits at an appropriate cost.

Operation
Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits and car benefits, including, where appropriate, the tax on such benefits.

Maximum value
There is no prescribed maximum amount.

* The fees paid to a Non-Executive Director who serves only on the Board of Reed Elsevier NV reflect the time commitment to that company and to other companies within the Reed Elsevier combined businesses.

Approach to recruitment remuneration – Non-Executive Directors
Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the company's remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office – Non-Executive Directors
In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month's fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment
There are no further obligations in the Directors' service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All Directors' service contracts and letters of appointment are available for inspection at the company's registered office. The Executive Directors' service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the company
When the Committee reviews the Executive Directors' salaries annually, it takes into account the company's guidelines for salaries for all employees for the forthcoming year. We do not currently use any other remuneration comparison metrics when determining the quantum and structure of Directors' pay. We do not think it is appropriate to consult with employees in connection with our policy on Directors' remuneration.

Consideration of shareholder views
Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. For example, in early 2013 we consulted with a number of shareholders in connection with the proposals for a new LTIP and the renewal of the ESOS. The feedback helped shape the design of the plans.

Prior commitments
The Committee reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to an individual being appointed as a Director or prior to the approval of the policy.

Annual Remuneration Report

Single Total Figure of Remuneration – Executive Directors (audited)

		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Short-term employee benefits			Share-based awards			Pension			Total		
£'000		Salary	Benefits[5]	Annual Incentive	New UK basis[1,4,7]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3,4,7]	New UK basis[1]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3]	New UK basis[1]	Dutch Civil Code basis[2]	Consistent with prior disclosure[3]
Erik Engstrom	2013	1,077	28	1,134	2,467	3,300	1,301	719	528	528	5,425	6,067	4,068
	2012	1,051	28	1,150	8,302	2,744	5,312	614	470	470	11,145	5,443	8,011
Duncan Palmer[6]	2013	600	232	609	0	598	0	114	114	114	1,555	2,153	1,555
	2012	214	10	230	867	268	914	41	41	41	1,362	763	1,409

1. **New UK basis (columns (d), (g) and (j)):** These figures are calculated in accordance with the methodology set out in the new UK Regulations. They include, for performance related share-based awards, the value attributable to share price appreciation since the date the award was granted. In the case of the CEO's figures, the amount included that relates to share price appreciation is £3m for 2012 and £1.2m for 2013.
2. **Dutch Civil Code basis (columns (e), (h) and (k)):** These figures comply with the requirements of the Dutch Civil Code. The figures for share-based awards comprise the multi-year incentives charges in accordance with IFRS2 – Share-Based Payment. These IFRS2 charges do not reflect the actual value received on vesting. The figures for pensions reflect the cost of pension provision which comprises (i) for defined benefit schemes, the transfer value of the increase in accrued pension during the year (net of inflation, Directors' contributions and participation fee) and (ii) for defined contribution schemes, payments made to the scheme or to the Executive Director in lieu of pension.
3. **Consistent with prior disclosure (columns (f), (i) and (l)):** We believe including these figures is helpful for our non-UK shareholders as the calculation methodology for share-based awards and defined benefit pensions is consistent with what has been used in previous reports (although we have reflected amounts in the same year as required by the New UK basis to facilitate comparison). Accordingly, values are calculated as follows: (i) for share-based awards, the value of the vested award at grant excluding any subsequent share price movement (as shown in the share-based award tables in prior reports) and including dividend equivalents if applicable; (ii) for options, 20% of face value at grant (based on our previously disclosed 5:1 exchange ratio for options to shares applicable to ESOS participants below the Board, as described in the 2013 Notices of Annual General Meetings); (iii) for defined benefit pension, the transfer value of the increase in accrued pension during the year (net of inflation, Directors' contributions and participation fee) and (iv) for defined contribution pension schemes, payments made to the scheme or to the Executive Director in lieu of pension.
4. **Share-based awards for Erik Engstrom (columns (d) and (f)):** The 2012 figures reflect the vesting of tranche 1 of the REGP and the 2010 BIP, both measured over the 2010-12 period. The vesting percentages under these plans were determined on 25 April 2013 and are in line with estimates in the 2012 Remuneration Report (pages 81 and 82). The figures include the related dividend equivalent payments paid out in cash in 2013 in respect of both plans. The 2012 REGP figures reflect the entire amount that was performance tested over the 2010-12 period, including the 50% of shares deferred until 2015 in accordance with the plan rules. The 2013 figures represent the 2011-13 cycle of the BIP and ESOS. As the BIP vests after the approval date of the Report, and the ESOS vests in May 2014, the average share prices for the last quarter of 2013 have been used to arrive at an estimated figure under the New UK basis in respect of both awards. The proportion of the value of the CEO's share-based awards under the New UK basis that relates to share price appreciation between the dates of grant and vesting is 36% (or £3m) for 2012 and 47% (or £1.2m) for 2013 using, as required, the average share prices for the last quarter of 2013.
5. **Benefits:** Each Executive Director receives a car allowance, private medical/dental insurance and the company meets the cost of tax return preparation. In 2013, Duncan Palmer received a one-off cash relocation allowance of £500,000 which was paid to him in May 2013 in recognition of him and his family being required to relocate to the UK from the US (see page 84 of last year's report). As a result of his resignation, Duncan Palmer became required to repay this to the company through payroll deductions, by deduction from his 2013 annual incentive payment, so it has not been included in column (b). He also received reimbursement of direct relocation expenses, under Reed Elsevier's relocation policy, amounting to £200,907, which is included.
6. **Duncan Palmer's 2012 figures:** Columns (a) to (c), (g) and (i) reflect the amount Duncan Palmer received from his date of joining Reed Elsevier (24 August 2012) until the end of the year. The 2012 share-based award figures in columns (d) and (f) relate to the restricted shares granted to compensate him for the forfeiture of awards from his former employer (as disclosed in last year's report), reduced to reflect time served up to the point of giving notice of resignation. The figure in column (f) includes estimated dividend equivalents of £46,977.
7. **Exchange rates used for share-based awards:** The exchange rates used to convert share-based awards to pounds sterling are (i) for the New UK basis, those that applied at the vesting dates or, if vesting has not occurred, the average exchange rates for the last quarter of 2013, (ii) for consistent with prior disclosure, those that applied at the grant dates, (iii) for dividend equivalents, the exchange rates at the time of payment and (iv) for estimated dividend equivalents yet to be paid, the 31 December 2013 rates disclosed under "Statement of Financial Position" in note 30 to the combined financial statements.
8. **Total remuneration for Directors:** This is set out in note 29 to the combined financial statements on pages 136 and 137. The table above includes remuneration for the Executive Directors employed during 2013, whereas note 29 also includes the previous CFO, who retired at the end of 2012.

2013 Annual Incentive

Reed Elsevier continued to deliver on its long term strategic and financial priorities in 2013. Underlying revenue growth was 2% (3% excluding the cycling effect of biennial exhibitions), with underlying revenue growth across all five major business areas. Improved profitability was driven by process innovation and portfolio development. Underlying adjusted operating profit grew ahead of revenue at 5%. Adjusted operating cash flow was £1,703m and the rate of conversion of adjusted operating profits into cash flow was 97%. The post-tax return on average invested capital increased in the year to 12.1%.

Set out below is a summary of performance against each financial measure and the resulting annual incentive payments for 2013 (payable in March 2014):

Performance measure	*Relative weighting*	*Achievement versus target*		*Payout as % of salary Erik Engstrom*	*Payout as % of salary Duncan Palmer*
Revenue	30%	At target		Close to 30%	Close to 30%
Adjusted profit after tax	30%	Just above target		Just above 30%	Just above 30%
Cash flow conversion rate	10%	Just above target		Just above 10%	Just above 10%
Key Performance Objectives (KPOs)	30%	CEO Substantially all objectives met	CFO Most objectives met	Close to 30%	Just below 30%
				105.3%	101.4%
				£1,134,235	£608,550

We do not disclose our annual financial targets or details of the individual KPO targets. The Board believes that these are commercially sensitive and that disclosing them would give competitors an unfair insight into our strategic direction and annual execution plans.

Multi-year incentives

Awards were granted to Erik Engstrom under the BIP and the ESOS in May 2011. The Committee assessed the performance measures for these awards and the outcome is summarised below.

BIP: 2011-13 cycle performance outcome

Performance measure	*Weighting*	*Performance range and vesting levels set at grant*[1]		*Achievement against the performance range*	*Resulting vesting percentage*
Average growth in adjusted EPS over the three-year performance period[2]	50%	below 4% p.a.	0%	7.1% p.a.	81%
		4% p.a.	50%		
		6.5% p.a.	75%		
		9% p.a. or above	100%		
ROIC in the third year of the performance period[2]	50%	below 10.4%	0%	11.7%	100%
		10.4%	50%		
		10.9%	75%		
		11.4% or above	100%		
Total vesting percentage:					90.5%

1. Calculated on a straight-line basis for performance between the minimum and maximum levels.
2. The calculation methodology for EPS and ROIC is set out in the 2010 Notices of Annual General Meetings, which can be found on the company's website.

ESOS: 2011-13 cycle performance outcome

Performance measure	*Weighting*	*Performance range and vesting levels set at grant*		*Achievement against the performance range*	*Resulting vesting percentage*
Average growth in adjusted EPS over the three-year performance period	100%	below 6% p.a.	0%	above 6% p.a.	100%
		6% p.a. or above	100%		

Single Total Figure of Remuneration – Non-Executive Directors (audited)

	Total fee		Benefits[1]		Total	
	2013	2012	2013	2012	2013	2012
Anthony Habgood	£550,000	£550,000	£1,900	£1,689	£551,900	£551,689
Mark Elliott (until 25 April 2013)	£21,250	£85,000	£1,000	£300	£22,250	£85,300
Wolfhart Hauser (from 25 April 2013)	£65,058				£65,058	
Adrian Hennah	£65,000	£65,000	£500	£300	£65,500	£65,300
Lisa Hook[2]	£80,462	£65,000	£1,000	£300	£81,462	£65,300
Marike van Lier Lels[3]	£55,085	£52,846			£55,085	£52,846
Robert Polet	£65,000	£65,000	£500	£300	£65,500	£65,300
Sir David Reid (until 25 April 2013)	£21,250	£85,000	£500	£300	£21,750	£85,300
Linda Sanford (from 4 December 2012)	£65,000	£5,416	£1,000		£66,000	£5,416
Ben van der Veer[3]	£93,220	£89,431	£500	£300	£93,720	£89,731

1. Benefits comprise the notional benefit of tax filing support provided to Non-Executive Directors for filings outside their home country resulting from their directorships with Reed Elsevier. The incremental assessable benefit charge per tax return has been agreed by PwC for 2013 to amount to £500. Anthony Habgood's benefits also include £1,400 (£1,389 in 2012) in respect of private medical insurance.
2. Lisa Hook became Senior Independent Director on 23 April 2013 and received additional fees for this role from that date.
3. The fees for Marike van Lier Lels and Ben van der Veer were paid in euros and were €65,000 and €110,000 respectively for 2013. For reporting purposes these were converted into pounds sterling at the average exchange rate for 2013. The 2012 figures were converted into pounds sterling at the average exchange rate for 2012.
4. The total remuneration for Directors is set out in note 29 to the combined financial statements on pages 136 to 137.

2013 Non-Executive Directors' fees

The fees in the Single Total Figure table for Non-Executive Directors reflect the following fees in 2013 (unchanged from 2012):

	Annual fee 2013
Chairman	£550,000
Non-Executive Directors	£65,000/€80,000
Senior Independent Director	£20,000
Chairman of:	
– Audit Committee	£25,000/€30,000
– Remuneration Committee	£20,000

Total pension entitlements (audited)

Erik Engstrom is a member of the UK Reed Elsevier defined benefit pension arrangements. Further details are provided in the Policy Report on page 79 and below.

Pension – Standard information

Age at December 2013	Normal retirement age	Director's contributions	Participation fee
50	60	£9,807	£2,340

Since October 2013, the CEO pays a participation fee equal to 1% of the amount of his base salary which exceeds the UK earnings cap. On 1 April 2014, and each April thereafter, this fee will increase by 2% of base salary which exceeds the UK earnings cap.

Pension – New UK Regulations

Accrued annual pension at 31 December 2012 adjusted for inflation	Accrued annual pension at 31 December 2013	Single figure pension value
£184,940	£221,383	£719,053

Pension – Consistent with prior disclosure

Increase in accrued pension during the year (net of inflation)	Transfer value[1] at 31.12.13 of increase in accrued pension during the year (net of inflation and Directors' contributions)
£34,814	£530,417/£528,077[2]

1. The transfer value represents a liability in respect of Directors' pension entitlements, and is not an amount paid or payable to the Director.
2. After deducting Erik Engstrom's participation fee.

Scheme interests awarded during the financial year (audited)

CURRENT MULTI-YEAR INCENTIVE PLANS

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved[3]	End of performance period
BIP – matching share awards					
Erik Engstrom	Opportunity to invest cash and/or shares up to value of target bonus opportunity and receive 1 for 1 matching award	£1,050,606	£703,906	If one measure pays out at threshold, the overall payout is 25%. If both measures pay out at threshold, the overall payout is 50%.	31 December 2015
Duncan Palmer		£599,984[4]	£0[4]		
LTIP – performance share awards					
Erik Engstrom	250% of salary	£2,626,557	£1,313,279	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 32%.	31 December 2015
Duncan Palmer	200% of salary	£1,199,998[4]	£0[4]		
ESOS – market value options					
Erik Engstrom	250% of salary	£2,626,557	£420,249	33%	31 December 2015
Duncan Palmer	200% of salary	£1,199,998[4]	£0[4]		

DISCONTINUED/ONE-OFF MULTI-YEAR INCENTIVE PLAN

	Basis on which award is made	Face value of award at grant[1]	Value of awards if vest in line with expectations[2]	Percentage of maximum that would be received if threshold performance achieved[3]	End of performance period
REGP – matching share awards					
Erik Engstrom	In accordance with the REGP plan rules[5]	£7,546,000	£3,773,000	If the measure with the lowest payout at threshold pays out at threshold, the overall payout is 3%. If each measure pays out at threshold, the overall payout is 50%.	31 December 2014

1. The face value of the LTIP and ESOS awards is calculated using the middle market quotation of PLC ordinary shares (£7.345), the closing price of NV ordinary shares (€12.530) and the exchange rate on the day before grant (8 May 2013). These share prices are used to determine the number of awards granted, as well as to set option exercise prices. The face value of the ESOS options shown in this column has not been reduced to reflect the fact that the aggregate option price is payable on exercise. The face value of the BIP awards is calculated using the average price of participants' investment shares purchased by the trustee, between 9 and 13 May 2013, the price for NV ADRs (which is the security which the Executive Directors invested in) being $33.251. The face values for BIP, LTIP and REGP do not take into account the dividend equivalents relating to those awards. The face value of REGP matching share awards has been determined using the applicable middle market quotations, closing prices and exchange rates on the date of grant (25 April 2013).
2. For BIP, LTIP and ESOS, vesting in line with expectations is as per the performance scenario chart on page 83. For the REGP, it is as per the policy table on page 82.
3. Threshold payout levels for each measure have been included. Where there are multiple measures, it is possible to achieve threshold, and hence payout, in respect of just one of the measures (or, for TSR, in respect of one of the three TSR comparator groups). A summary of the performance measures and targets for awards granted in 2013 under each of the plans is set out on page 89.
4. These awards lapsed on the date Duncan Palmer gave his notice of resignation.
5. The number of shares comprised in Erik Engstrom's REGP matching award was determined in accordance with the plan rules and equals the number of deferred performance shares and personal shares held in the plan at the date of the matching award grant (25 April 2013).

The following targets and vesting scales apply to awards granted in 2013:

BIP: 2013-15 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 11.2%
50%	4% p.a.	11.2%
75%	6.5% p.a.	11.7%
100%	9% p.a. or above	12.2% or above

* EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2013-15 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.[1]

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1. The calculation methodology for TSR, EPS and ROIC, and the components of the TSR comparator groups, are set out in the 2013 Notices of Annual General Meetings, which can be found on the company's website.
2. Vesting is on a straight-line basis for performance between the minimum and maximum levels.

The three TSR comparator groups (Sterling, Euro and US Dollar) reflect the fact that Reed Elsevier accesses equity capital markets through three exchanges – London, Amsterdam and New York – in three currency zones. Reed Elsevier's TSR performance is measured separately against each comparator group and each ranking achieved will produce a payout, if any, in respect of one-third of the TSR measure. The proportion of the TSR measure that vests will be the sum of the three payouts.

Each comparator group comprises approximately 40 companies, selected on the following basis for the 2013-15 LTIP cycle:

(a) they were in a relevant market index or are the largest listed companies on the relevant exchanges at the end of the year before the start of the performance period: the FTSE 100 for the Sterling group; AEX, NYSE Euronext and the Frankfurt Stock Exchange for the Euro group; and the S&P 500 for the US Dollar group;
(b) certain companies were then excluded:
  - those with mainly domestic revenues (as they do not reflect the global nature of Reed Elsevier's customer base);
  - those engaged in extractive industries (as they are exposed to commodity cycles); and
  - financial services companies (as they have a different risk/reward profile);
(c) the remaining companies were then ranked by market capitalisation and, for each comparator group, the 20 companies above and below Reed Elsevier were taken;
(d) relevant listed global peers operating in businesses similar to those of Reed Elsevier but not otherwise included were added.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.2%
33%	5% p.a.	11.2%
52.5%	6% p.a.	11.45%
65%	7% p.a.	11.7%
75%	8% p.a.	11.95%
85%	9% p.a.	12.2%
92.5%	10% p.a.	12.45%
100%	11% p.a. or above	12.7% or above

* Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2013-2015 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

* Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

REGP: matching awards

As disclosed in previous reports, vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.

Vesting percentage of each third of the TSR tranche*	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

* Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the two-year performance period*	ROIC in the second year of the performance period*
0%	below 7% p.a.	below 10.7%
60%	7% p.a.	10.7%
100%	13% p.a. or above	12.7% or above

* Vesting is on a straight-line basis for performance between the minimum and maximum levels.

External appointments

The Committee believes that the experience gained by allowing Executive Directors to serve as Non-Executive Directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, Executive Directors may, subject to the approval of the Chairman and the CEO (or the Chairman only in the case of the CEO), serve as Non-Executive Directors on the boards of up to two non-associated companies (of which only one may be a major company) and they may retain remuneration arising from such appointments.

Duncan Palmer is a Non-Executive Director of Oshkosh Corporation and received fees of £63,141 for 2013.

Payments to past Directors and payments for loss of office (audited)

There have been no payments to past Directors or payments for loss of office in 2013.

Statement of Directors' shareholdings and other share interests (audited)

Shareholding requirement

The Committee believes that a closer alignment of interests can be created between senior management and shareholders if executives build and maintain a significant personal stake in Reed Elsevier. The shareholding requirements applicable to the Executive Directors are set out in the table below. Shares that count for this purpose are any type of Reed Elsevier security owned outright by the individual and their spouse, civil partner or dependent child.

Meeting the shareholding requirement is both a vesting condition for awards granted and a requirement to maintain eligibility for future awards. Shareholding requirements fall away on leaving the company.

On 31 December 2013, the Executive Directors' shareholdings were as follows (valued using the middle market closing prices of Reed Elsevier securities):

	Shareholding requirement (% of 31 December 2013 annual base salary)	Actual shareholding as at 31 December 2013 (% of 31 December 2013 annual base salary)
Erik Engstrom	300%	734%
Duncan Palmer*	200%	69%

* Duncan Palmer had been given until 31 December 2015 to build up to his required level of shareholding, which meant retaining net shares earned from incentive plans until he reached this level. On resignation, he forfeited his regular annual multi-year incentive awards and will not fulfil the requirement, which will cease to apply on leaving.

Share interests

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2013	31 December 2013	1 January 2013	31 December 2013
Erik Engstrom	107,040	114,552	509,556	513,765
Anthony Habgood	50,000	50,000	25,000	25,000
Wolfhart Hauser*				750
Adrian Hennah	5,163	5,163		
Lisa Hook			4,800	4,800
Marike van Lier Lels				
Duncan Palmer		88		30,022
Robert Polet	1,000	1,000		
Linda Sanford		3,600		
Ben van der Veer			5,000	5,000

* Wolfhart Hauser was appointed on 25 April 2013.

There have been no changes in these share interests at the date of this Report.

Multi-year incentive interests (audited)

All outstanding unvested options and share awards in the tables below and on page 91 are subject to performance conditions, except for the deferred 50% of Erik Engstrom's already performance-tested 2010 REGP performance share award (see page 82) and the RSP award granted to Duncan Palmer on joining Reed Elsevier (see page 83). For disclosure purposes, any PLC and NV ADRs awarded under the BIP or the REGP have been converted into ordinary share equivalents. Between 31 December 2013 and the date of this Report, there have been no changes in the options or share awards held by Executive Directors.

Erik Engstrom

OPTIONS	Year of grant	Type of security	No. of options held on 1 Jan 2013	No. of options granted during 2013	Option price	No. of options exercised during 2013	Market price per share at exercise	No. of options held on 31 Dec 2013	Unvested options vesting on	Options exercisable until
ESOS	2004	PLC ord	63,460		£4.780	63,460	£7.531			
		NV ord	43,866		€10.300	43,866	€12.810			
	2005	PLC ord	154,517		£5.335	154,517	£8.774			
		NV ord	105,412		€11.310	105,412	€15.277			
	2006	PLC ord	178,895		£5.305			178,895		13 May 16
		NV ord	120,198		€11.470			120,198		13 May 16
	2011	PLC ord	139,146		£5.390			139,146	05 May 14	05 May 21
		NV ord	92,953		€8.969			92,953	05 May 14	05 May 21
	2012	PLC ord	198,836		£5.155			198,836	02 May 15	02 May 22
		NV ord	139,742		€9.030			139,742	02 May 15	02 May 22
	2013	PLC ord		178,799	£7.345			178,799	09 May 16	09 May 23
		NV ord		124,337	€12.530			124,337	09 May 16	09 May 23
LTIP	2004	PLC ord	325,163		£4.780	325,163	£7.531			
		NV ord	224,766		€10.300	224,766	€12.810			
Total PLC ords			1,060,017	178,799		543,140		695,676		
Total NV ords			726,937	124,337		374,044		477,230		

Erik Engstrom (continued)

SHARES

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2013	No. of shares awarded during 2013	Market price per share at award	No. of shares vested/ performance tested during 2013	Market price per share at vesting/ performance testing	No. of unvested/non-performance tested shares held on 31 Dec 2013	End of performance period	Date of release
BIP	2010	NV ord	140,378		€8.310	125,638	€13.100		Dec 2012	H1 2013
	2011[1]	NV ord	122,352		€8.969			122,352	Dec 2013	H1 2014
	2012	NV ord	136,950		€9.030			136,950	Dec 2014	H1 2015
	2013	NV ord		96,830	€12.530			96,830	Dec 2015	H1 2016
LTIP	2013	PLC ord		178,799	£7.345			178,799	Dec 2015	H1 2016
		NV ord		124,337	€12.530			124,337	Dec 2015	H1 2016
REGP	2010	PLC ord	643,086		£4.665	429,710[2]	£7.774		Dec 2012	50% H1 2013 50% H1 2015
		NV ord	422,310		€8.310	282,187[2]	€13.100		Dec 2012	50% H1 2013 50% H1 2015
	2013	PLC ord		321,895	£7.760			321,895	Dec 2014	H1 2015
		NV ord		450,494	€13.150			450,494	Dec 2014	H1 2015
Total PLC ords			643,086	500,694		429,710		500,694		
Total NV ords			821,990	671,661		407,825		930,963		

1. The performance outcome for the BIP 2011 is set out on page 87.
2. The number of shares shown represents the entire amount which was performance tested in H1 2013. 50% of this has been deferred and is subject to release in H1 2015.

Duncan Palmer

OPTIONS

	Year of grant	Type of security	No. of options held on 1 Jan 2013	No. of options granted during 2013	Option price	No. of options exercised during 2013	Market price per share at exercise	No. of options held on 31 Dec 2013	Unvested options vesting on	Options exercisable until
ESOS	2012	PLC ord	67,331		£6.015			lapsed		
		NV ord	48,018		€10.560			lapsed		
	2013	PLC ord		81,688	£7.345			lapsed		
		NV ord		56,806	€12.530			lapsed		
Total PLC ords			67,331	81,688						
Total NV ords			48,018	56,806						

SHARES

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2013	No. of shares awarded during 2013	Market price per share at award	No. of shares vested/ performance tested during 2013	Market price per share at vesting/ performance testing	No. of unvested/non-performance tested shares held on 31 Dec 2013	End of performance period	Date of release
BIP	2013	NV ord		55,298	€12.530			lapsed		
PSP	2012	PLC ord	179,551		£6.015			lapsed		
LTIP	2013	PLC ord		81,688	£7.345			lapsed		
		NV ord		56,806	€12.530			lapsed		
RSP*	2012	PLC ord	249,376		£6.015			72,042		Termination date
		NV ord						51,378		
Total PLC ords			428,927	81,688				72,042		
Total NV ords				112,104				51,378		

* Duncan Palmer's RSP award has been subject to time pro-rating following his resignation. The number of unvested shares held on 31 December 2013 is the number that will vest on termination. In accordance with the terms of the award, half of it is being settled with Reed Elsevier NV ordinary shares.

Performance graphs and CEO historic pay table

The graphs below show total shareholder returns for Reed Elsevier PLC and Reed Elsevier NV, calculated on the basis of the average share price in the 30 trading days before the respective year end and assuming dividends were reinvested. Reed Elsevier PLC's performance is compared with the FTSE 100 and Reed Elsevier NV with the AEX Index (to reflect their respective memberships of those indices), over the five years from 31 December 2008 to 31 December 2013. Charts showing performance over a four-year period are included to reflect the current CEO's tenure and the launch of the one-off REGP in 2010. The three-year charts cover the performance period of the 2011-2013 cycles of BIP and ESOS.

3 years


REED ELSEVIER PLC vs FTSE 100 – 3 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+86%
Δ=59%
+27%
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier PLC
FTSE 100


REED ELSEVIER NV vs AEX – 3 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+90%
Δ=65%
+25%
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier NV
AEX Index

4 years


REED ELSEVIER PLC vs FTSE100 – 4 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+111%
Δ=67%
+44%
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier PLC
FTSE 100


REED ELSEVIER NV vs AEX – 4 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+122%
Δ=83%
+39%
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier NV
AEX Index

5 years


REED ELSEVIER PLC vs FTSE100 – 5 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+112%
Δ=23%
+89%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier PLC
FTSE 100


REED ELSEVIER NV vs AEX – 5 YEARS TSR
%
250
225
200
175
150
125
100
75
50
+123%
Δ=33%
+90%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Reed Elsevier NV
AEX Index

Performance graphs and CEO historic pay table (continued)

The table below shows the historic CEO pay over a six-year period. 2008 has been included to show the pre-2009 position, as 2009 was a transition year with three CEO incumbents.

£'000	2008	2009[4]			2010	2011	2012	2013
CEO	Sir Crispin Davis	Sir Crispin Davis	Ian Smith	Erik Engstrom	Erik Engstrom	Erik Engstrom	Erik Engstrom	Erik Engstrom
Annualised base salary	1,181	1,181	900	1,000	1,000	1,025	1,051	1,077
Annual incentive payout as a % of maximum	61%	30%	37%	71%	67%	66%	73%	70%
Multi-year incentive vesting as a % of maximum	100%	0%	0%	0%	0%	0%	70%[5]	96%[5]
CEO total (New UK basis)[1]	7,193	706	1,033	426	3,140	2,738	11,145[6]	5,425
CEO total (Dutch Civil Code basis)[2]	6,631	(514)	1,033	431	2,675	5,045	5,443	6,067
CEO total (Consistent with prior disclosure)[3]	7,673	693	1,033	378	2,737	2,535	8,011[6]	4,068

1. **New UK basis:** This is described in footnote 1 to the Single Total Figure table on page 86.
2. **Dutch Civil Code basis:** This is described in footnote 2 to the Single Total Figure table on page 86.
3. **Consistent with prior disclosure:** This is described in footnote 3 to the Single Total Figure table on page 86.
4. Sir Crispin Davis was CEO from 1 January to 31 March, Ian Smith was CEO from 1 April to 10 November and Erik Engstrom was CEO from 11 November to 31 December.
5. The 2012 percentage reflects BIP and REGP and the 2013 percentage reflects BIP and ESOS.
6. The 2012 figure for Erik Engstrom reflects the vesting of tranche 1 of the REGP and the 2010 BIP, both measured over the 2010-12 period. The REGP figure reflects the entire amount that was performance tested over the 2010-12 period, including the 50% of shares deferred until 2015 in accordance with the plan rules.

Comparison of change in CEO pay with change in employee pay

The table below shows the percentage change in remuneration (salary, benefits and annual incentive) from 2012 to 2013 for the CEO compared with the average employee.

	% change from 2012 to 2013	
	CEO	Average employee*
Salary	2.5%	2.5%
Benefits	-1.5%	2.5%
Annual incentive	-1.4%	2.5%

* This reflects a substantial proportion of our global employee population.

Relative importance of spend on pay

The following table sets out the total employee costs for all employees, as well as the amounts paid in dividends and share repurchases.

	2013 (£m)	2012 (£m)	% change
Employee costs*	1,775	1,845	-4%
Dividends	549	521	5%
Share repurchases	600	250	140%

* Employee costs include wages and salaries, social security costs, pensions and share-based and related remuneration.

Implementation of remuneration policy in 2014

Salary: The Committee has awarded a salary increase of 2.5% to Erik Engstrom, which means that, from 1 January 2014, his salary rose to £1,103,813. This is within the guidelines agreed for employees in Reed Elsevier's most significant locations globally for 2014. There was no increase to Duncan Palmer's salary.

AIP: The operation of the AIP in 2014 remains the same as in 2013, with the exception of the introduction of claw-back provisions. Annual financial targets and KPOs are not disclosed as the Board believes that these are commercially sensitive and that disclosing them would give competitors an unfair insight into our strategic direction and annual execution plans. The targets are designed to be challenging relative to the 2014 execution plan.

Multi-year incentives: The award levels (% of salary) for 2014 are:

	CEO	CFO
BIP opportunity	100%	100%
LTIP	250%	200%
ESOS	250%	200%

The targets and vesting scales for the multi-year incentive awards granted in 2014 are as follows:

BIP: 2014-16 cycle

Match earned on personal investment	Average growth in adjusted EPS over the three-year performance period*	ROIC in the third year of the performance period*
0%	below 4% p.a.	below 11.6%
50%	4% p.a.	11.6%
75%	6.5% p.a.	12.1%
100%	9% p.a. or above	12.6% or above

* EPS and ROIC have equal weighting and straight-line vesting applies to performance between the points.

LTIP: 2014-16 cycle

Vesting is dependent on three separate performance measures of equal weighting: a TSR measure, an EPS measure and a ROIC measure.[1]

Vesting percentage of each third of the TSR tranche[2]	TSR ranking within the relevant TSR comparator group
0%	Below median
30%	Median
100%	Upper quartile

1. The calculation methodology for TSR, EPS and ROIC is set out in the 2013 Notices of Annual General Meetings, which can be found on the company's website. The methodology for selecting the TSR comparator group companies is unchanged from 2013 (see page 89).
2. Vesting is on a straight-line basis for performance between the minimum and maximum levels.

Vesting percentage of EPS and ROIC tranches*	Average growth in adjusted EPS over the three-year performance period	ROIC in the third year of the performance period
0%	below 5% p.a.	below 11.6%
33%	5% p.a.	11.6%
52.5%	6% p.a.	11.85%
65%	7% p.a.	12.1%
75%	8% p.a.	12.35%
85%	9% p.a.	12.6%
92.5%	10% p.a.	12.85%
100%	11% p.a. or above	13.1% or above

* Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth/ROIC percentages.

ESOS: 2014-2016 cycle

Proportion of the award vesting	Average growth in adjusted EPS over the three-year performance period*
0%	below 4% p.a.
33%	4% p.a.
80%	6% p.a.
100%	8% p.a. or above

* Vesting is on a straight-line basis for performance between the stated average adjusted EPS growth percentages.

Non-Executive Directors' fees: Changes to Non-Executive Director fee levels, from 1 January 2014, are as follows:

- Fees for the Senior Independent Director and the Remuneration Committee Chairman will be increased from £20,000 to £25,000; and
- The following Committee membership fees apply:
  - Audit Committee member £12,500 per annum
  - Remuneration Committee member £12,500 per annum
  - Nominations Committee member £7,500/€9,000 per annum.

Remuneration Committee advice

The Committee consists of independent Non-Executive Directors and the Chairman of Reed Elsevier Group plc. Details of members and their attendance are contained in the section, "Structure and corporate governance", on page 73. The Chief Legal Officer and Company Secretary attends meetings as secretary to the Committee. At the invitation of the Chairman of the Committee, the CEO of Reed Elsevier Group plc attends appropriate parts of the meetings. The CEO of Reed Elsevier Group plc is not in attendance during discussions about his remuneration.

The Human Resources Director advised the Committee during the year.

Towers Watson is the external adviser, appointed by the Committee through a competitive process. Towers Watson also provided actuarial and other human resources consultancy services to some Reed Elsevier companies during the year. The Committee is satisfied that the firm's advice continues to be objective and independent, and that no conflict of interest exists. The individual consultants who work with the Committee do not provide advice to the Executive Directors, or act on their behalf. Towers Watson is a member of the Remuneration Consultants' Group and conducts its work in line with the UK Code of Conduct for executive remuneration consulting. During 2013, Towers Watson received fees of £58,172 for advice given to the Committee, charged on a time and expense basis.

Shareholder Vote at 2013 Annual General Meetings

At the Annual General Meeting of Reed Elsevier NV, on 24 April 2013, votes cast by proxy and at the meeting in respect of the Directors' remuneration were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Amendment to remuneration policy (approval)	458,169,301	97.49%	11,809,279	2.51%	469,978,580	2,019,615
New LTIP 2013 (approval)	458,632,132	97.42%	12,147,289	2.58%	470,779,421	1,218,774
Renewal of ESOS 2013 (approval)	437,897,046	93.02%	32,880,775	6.98%	470,777,821	1,220,374

At the Annual General Meeting of Reed Elsevier PLC, on 25 April 2013, votes cast by proxy and at the meeting in respect of the Directors' remuneration were as follows:

Resolution	Votes For	% For	Votes Against	% Against	Total votes cast	Votes Withheld
Remuneration Report (advisory)	756,447,901	84.99%	133,639,746	15.01%	890,087,647	32,006,721
New LTIP 2013 (approval)	816,986,538	91.78%	73,127,112	8.22%	890,113,650	31,981,467
Renewal of ESOS 2013 (approval)	826,736,423	89.84%	93,459,084	10.16%	920,195,507	1,899,610

Wolfhart Hauser
Chairman, Remuneration Committee
26 February 2014

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV in conjunction with the Audit Committee of Reed Elsevier Group plc (the Committees) and has been approved by the respective Boards. It provides an overview of the membership, responsibilities and activities of the Committees. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

Membership

The Committees comprise at least three independent Non-Executive Directors. The members of each of the Committees that served during the year are: Ben van der Veer (Chairman of the Committees), Sir David Reid (until April 2013), Adrian Hennah and Linda Sanford. Adrian Hennah, a UK chartered accountant, and Ben van der Veer, a registered accountant in the Netherlands, are considered to have significant, recent and relevant financial experience.

Responsibilities

The main role and responsibilities of the Committees are to assist the respective Boards in fulfilling their oversight responsibilities regarding:

- the integrity of Reed Elsevier's interim and financial statements and reporting process;
- risk management and internal controls, and the effectiveness of the internal auditors; and
- the effectiveness, performance and qualifications of the external auditors, including monitoring their independence and objectivity.

The Committees report to the respective Boards on their activities, identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of each Audit Committee are reviewed annually and a copy of each is published on the Reed Elsevier website, www.reedelsevier.com.

Committee meetings

The Committees met five times during 2013. The Audit Committee meetings are typically attended by the Chief Executive Officer, the Chief Financial Officer, the Reed Elsevier Group plc group financial controller, the Reed Elsevier Group plc chief legal officer and director of internal audit, and audit partners from the external auditors. Additionally, in 2013, senior representatives of the external auditors of Elsevier Reed Finance BV attended the July and February meetings of the parent company Audit Committees.

Financial reporting

In discharging their responsibilities in respect of the 2013 interim and financial statements, the Committees have:

- reviewed and discussed areas of significant judgement in the preparation of the financial statements, including in particular:
  1. the carrying values of goodwill and intangible assets – the judgements in respect of asset carrying values relate to the assumptions underlying the value in use calculations including discount rates and long-term growth assumptions. The Committees received and discussed a report from the Reed Elsevier Group plc group financial controller on the methodology and the basis of the assumptions used.
  2. capitalisation of internally generated intangible assets – the capitalisation of costs related to the development of new products and business infrastructure, together with the useful economic lives applied to the resulting assets, requires the exercise of judgement. The Committees received reports from the Reed Elsevier Group plc financial controller on the amounts capitalised and asset lives selected for major projects.
  3. uncertain tax positions – assessing potential liabilities across numerous jurisdictions is complex and requires judgement in making tax determinations. The Committees received and discussed reports from the Reed Elsevier Group plc head of group taxation on the potential liabilities identified and estimates applied.

  The Committees also received detailed written and verbal reports from the external auditors on these matters. The Committees were satisfied with the explanations provided and conclusions reached.
- reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and received regular update reports on accounting and regulatory developments.
- considered whether the annual report taken as a whole was fair, balanced and understandable.

Risk management and internal controls

With respect to their oversight of risk management and internal controls, the Committees have:

- received and discussed regular reports summarising the status of Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. Areas of focus in 2013 included: management of investment programmes; regulatory compliance and review of information security including the management of data privacy; business continuity planning; and continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting.
- reviewed and approved the internal audit plan for 2013 and monitored execution, including progress in respect of recommendations made.
- reviewed the resources, terms of reference and effectiveness of the Reed Elsevier Group plc risk management and internal audit functions.

- received presentations from: the Reed Elsevier Group plc chief compliance officer on the compliance programmes, including the operation of Reed Elsevier's codes of conduct, training programmes and whistleblowing arrangements; the Reed Elsevier Inc. general counsel on the management of data privacy, security and compliance; the Reed Elsevier Group plc IT security officer on information technology security; and the Reed Elsevier Group plc chief legal officer on legal issues and claims.
- received updates from the Reed Elsevier Group plc group treasurer on pension arrangements and funding, treasury policies and risk management, compliance with treasury policies, and global insurance arrangements.
- received presentations from the Reed Elsevier Group plc head of group taxation on tax policies and related matters.
- received regular updates from the Chief Financial Officer on developments within the finance function.
- received presentations on a rotational basis from the chief financial officers of major businesses on the priorities for the finance functions and the risk management and internal control activities.

External audit effectiveness

Reed Elsevier has a well-established policy on audit effectiveness and independence of auditors that sets out inter alia: the responsibilities of each Audit Committee in the selection of auditors to be proposed for appointment or re-appointment and for agreement on the terms of their engagement, scope and remuneration; the auditor independence requirements and the policy on the provision of non-audit services; the rotation of audit partners and staff; and the conduct of meetings between the auditors and the Audit Committees. The policy is available on the Reed Elsevier website, www.reedelsevier.com.

The auditors are precluded from engaging in non-audit services that would compromise their independence or violate any professional requirements or regulations affecting their appointment as auditors. The auditors may, however, provide non-audit services which do not conflict with their independence, and where their skills and experience make them a logical supplier, subject to pre-approval by the Audit Committees. The Committees have, each quarter, reviewed and agreed the non-audit services provided in 2013, together with the associated fees which are set out in note 3 to the combined financial statements. The non-audit services provided were in the areas of audit-related activities such as royalty assurance, tax advice and compliance, due diligence and other transaction-related services. Non-audit services performed in the Netherlands are limited to audit-related activities.

The external auditors have confirmed their independence and compliance with the Reed Elsevier policy on auditor independence to the Audit Committees.

Deloitte LLP and Deloitte Accountants BV or their predecessor firms were first appointed auditors of Reed Elsevier PLC and Reed Elsevier NV respectively for the financial year ended 31 December 1994. The auditors are required to rotate the lead audit partners responsible for the audit engagements every five years. The lead engagement partner for Reed Elsevier PLC has now completed his fifth year and is required to rotate off the audit. The lead engagement partner for Reed Elsevier NV has completed four years.

The Committees conducted their annual review of the performance of the external auditors and the effectiveness of the external audit process for the year ended 31 December 2013. The review was based on a survey of key stakeholders across Reed Elsevier, consideration of public reports by regulatory authorities on key Deloitte member firms and the quality of the auditors' reporting to and interaction with the Audit Committees. Based on this review, the Audit Committees were satisfied with the performance of the auditors and the effectiveness of the audit process.

Any decision to open the audit to tender is taken only on the recommendation of the Audit Committees. The Committees have monitored regulatory developments in the UK and the Netherlands regarding length of audit tenure, tendering and audit firm rotation. In light of the transition of the Reed Elsevier Chief Financial Officer and the continued objectivity, independence and effectiveness of Deloitte LLP and Deloitte Accountants BV, the Audit Committees have concluded that it will neither be appropriate nor necessary to change auditors or hold a tender during 2014.

The Committees have, therefore, recommended to the respective Boards that resolutions for the re-appointment of the external auditors be proposed at the forthcoming Annual General Meetings.

An audit tender will, however, be undertaken in due course in line with the transitional arrangements applicable in the UK and the Netherlands; the timing of this will be discussed by the Committees during 2014. Under current legislation in the Netherlands, Deloitte would not be eligible to participate in any such tender.

The effectiveness of the operation of the Audit Committees was reviewed as part of the effectiveness review of the Boards in February 2014.

Ben van der Veer
Chairman of the Audit Committees
26 February 2014

Financial statements and other information

In this section

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 £m	Restated 2012 £m
Revenue	1	**6,035**	6,116
Cost of sales		**(2,118)**	(2,139)
Gross profit		**3,917**	3,977
Selling and distribution costs		**(1,005)**	(1,015)
Administration and other expenses		**(1,565)**	(1,653)
Operating profit before joint ventures		**1,347**	1,309
Share of results of joint ventures		**29**	24
Operating profit	2	**1,376**	1,333
Finance income	7	**10**	16
Finance costs	7	**(206)**	(243)
Net finance costs		**(196)**	(227)
Disposals and other non operating items	8	**16**	45
Profit before tax		**1,196**	1,151
Current tax		**(352)**	(153)
Deferred tax		**271**	51
Tax expense	9	**(81)**	(102)
Net profit for the year		**1,115**	1,049
Attributable to:			
Parent companies' shareholders		**1,110**	1,044
Non-controlling interests		**5**	5
Net profit for the year		**1,115**	1,049

Combined statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 £m	Restated 2012 £m
Net profit for the year		**1,115**	1,049
Items that will not be reclassified to profit or loss:			
Actuarial gains/(losses) on defined benefit pension schemes	5	**40**	(293)
Tax on items that will not be reclassified to profit or loss	9	**(24)**	96
Total items that will not be reclassified to profit or loss		**16**	(197)
Items that may be reclassified subsequently to profit or loss:			
Exchange differences on translation of foreign operations		**(88)**	(136)
Transfer to net profit on disposal of available for sale investments		**-**	11
Fair value movements on cash flow hedges		**65**	70
Transfer to net profit from cash flow hedge reserve (net of tax)	18	**(2)**	21
Tax on items that may be reclassified to profit or loss	9	**(15)**	(19)
Total items that may be reclassified to profit or loss		**(40)**	(53)
Other comprehensive loss for the year		**(24)**	(250)
Total comprehensive income for the year		**1,091**	799
Attributable to:			
Parent companies' shareholders		**1,086**	794
Non-controlling interests		**5**	5
Total comprehensive income for the year		**1,091**	799

Combined statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 £m	2012 £m
Cash flows from operating activities			
Cash generated from operations	11	**1,943**	1,847
Interest paid		**(200)**	(231)
Interest received		**5**	7
Tax paid (net)		**(362)**	(216)
Net cash from operating activities		**1,386**	1,407
Cash flows from investing activities			
Acquisitions	11	**(221)**	(316)
Purchases of property, plant and equipment		**(57)**	(70)
Expenditure on internally developed intangible assets		**(251)**	(263)
Purchase of investments		**(10)**	(7)
Proceeds from disposals of property, plant and equipment		**6**	7
Gross proceeds from business disposals		**311**	235
Payments on business disposals		**(116)**	(82)
Dividends received from joint ventures		**22**	20
Net cash used in investing activities		**(316)**	(476)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(549)**	(521)
Distributions to non-controlling interests		**(6)**	(4)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		**169**	(434)
Issuance of term debt		**184**	592
Repayment of term debt		**(915)**	(437)
Repayment of finance leases		**(10)**	(4)
Disposal of non-controlling interests		**-**	7
Repurchase of ordinary shares		**(600)**	(250)
Proceeds on issue of ordinary shares		**125**	48
Net cash used in financing activities		**(1,602)**	(1,003)
Decrease in cash and cash equivalents	11	**(532)**	(72)
Movement in cash and cash equivalents			
At start of year		**641**	726
Decrease in cash and cash equivalents		**(532)**	(72)
Exchange translation differences		**23**	(13)
At end of year		**132**	641

Combined statement of financial position

AS AT 31 DECEMBER	Note	2013 £m	2012 £m
Non-current assets			
Goodwill	14	**4,576**	4,545
Intangible assets	15	**3,124**	3,275
Investments in joint ventures	16	**125**	100
Other investments	16	**92**	79
Property, plant and equipment	17	**237**	264
Deferred tax assets	19	**442**	79
Derivative financial instruments		**64**	138
		8,660	8,480
Current assets			
Inventories and pre-publication costs	20	**142**	159
Trade and other receivables	21	**1,416**	1,380
Derivative financial instruments		**124**	57
Cash and cash equivalents	11	**132**	641
		1,814	2,237
Assets held for sale	22	**21**	297
Total assets		**10,495**	11,014
Current liabilities			
Trade and other payables	23	**2,595**	2,544
Derivative financial instruments		**4**	11
Borrowings	24	**648**	730
Taxation		**588**	603
Provisions	26	**17**	30
		3,852	3,918
Non-current liabilities			
Derivative financial instruments		**13**	-
Borrowings	24	**2,633**	3,162
Deferred tax liabilities	19	**1,076**	919
Net pension obligations	5	**379**	466
Provisions	26	**116**	139
		4,217	4,686
Liabilities associated with assets held for sale	22	**3**	96
Total liabilities		**8,072**	8,700
Net assets		**2,423**	2,314
Capital and reserves			
Combined share capitals	27	**224**	223
Combined share premiums	27	**2,887**	2,727
Combined shares held in treasury	27	**(1,464)**	(899)
Translation reserve		**(137)**	(23)
Other combined reserves	28	**880**	252
Combined shareholders' equity		**2,390**	2,280
Non-controlling interests		**33**	34
Total equity		**2,423**	2,314

Combined statement of changes in equity

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2012		223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the year		–	–	–	(136)	930	794	5	799
Dividends paid	13	–	–	–	–	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses		1	47	–	–	–	48	–	48
Repurchase of ordinary shares		–	–	(250)	–	–	(250)	–	(250)
Increase in share based remuneration reserve		–	–	–	–	31	31	–	31
Settlement of share awards		–	–	7	–	(7)	–	–	–
Acquisitions		–	–	–	–	–	–	9	9
Disposal of non-controlling interests		–	–	–	–	6	6	1	7
Exchange differences on translation of capital and reserves		(1)	(43)	7	25	12	–	(2)	(2)
Balance at 1 January 2013		**223**	**2,727**	**(899)**	**(23)**	**252**	**2,280**	**34**	**2,314**
Total comprehensive income for the year		**–**	**–**	**–**	**(88)**	**1,174**	**1,086**	**5**	**1,091**
Dividends paid	13	**–**	**–**	**–**	**–**	**(549)**	**(549)**	**(6)**	**(555)**
Issue of ordinary shares, net of expenses		**1**	**124**	**–**	**–**	**–**	**125**	**–**	**125**
Repurchase of ordinary shares		**–**	**–**	**(600)**	**–**	**–**	**(600)**	**–**	**(600)**
Increase in share based remuneration reserve (net of tax)		**–**	**–**	**–**	**–**	**48**	**48**	**–**	**48**
Settlement of share awards		**–**	**–**	**40**	**–**	**(40)**	**–**	**–**	**–**
Exchange differences on translation of capital and reserves		**–**	**36**	**(5)**	**(26)**	**(5)**	**–**	**–**	**–**
Balance at 31 December 2013		**224**	**2,887**	**(1,464)**	**(137)**	**880**	**2,390**	**33**	**2,423**

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB). The combined financial statements are prepared on a going concern basis, as explained on page 76.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the acquisition method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling share of changes in equity since the date of acquisition.

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 2006 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 155 to 199. A list of principal businesses is set out on page 211.

Foreign exchange translation
The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 142 to 154.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; transactional – on despatch or occurrence of the transaction and advertising – on publication or over the period of online display.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Past service costs are recognised immediately at the earlier of when plan amendments or curtailments occur and when related restructuring costs or termination benefits are recognised. Settlements are recognised when they occur.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to bring to use are capitalised. All other interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing so as to produce a constant periodic rate of charge.

Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment when there is an indicator that the asset may be impaired and at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets

Intangible assets acquired as part of a business combination are stated in the statement of financial position at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the statement of financial position at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised on a straight line basis over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Accounting policies

Investments

Investments, other than investments in joint arrangements and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported in disposals and other non operating items in the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint arrangements and associates, are reported as disposals and other non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Advice from valuation experts is used as appropriate.

All joint arrangements are classified as joint ventures because Reed Elsevier shares joint control and has rights to the net assets of the arrangements. Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment

At each statement of financial position date, the carrying amounts of tangible and intangible assets and goodwill are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement in administration and other expenses.

Inventories and pre-publication costs

Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases

Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment or software and the corresponding liability to pay rentals is shown net of interest in the statement of financial position as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the statement of financial position at fair value.

Assets held for sale

Assets of businesses that are available for immediate sale in their current condition and for which a sales process is considered highly probable to complete are classified as assets held for sale, and are carried at the lower of carrying value and fair value less costs to sell. Fair value is based on anticipated disposal proceeds, typically derived from firm or indicative offers from potential acquirers. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Financial instruments

Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above. (These investments are typically classified as either Level 1 or 2 in the IFRS13 fair value hierarchy.) The fair value of such investments is based on either quoted market prices or other observable market inputs.

Trade receivables are carried in the statement of financial position at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings and payables are recorded initially at fair value and subsequently carried at amortised cost (other than fixed rate borrowings in designated hedging relationships for which the carrying amount of the hedged portion of the borrowings is subsequently adjusted for the gain or loss attributable to the hedged risk).

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS13 fair value hierarchy.)

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Provisions

Provisions are recognised when a present obligation exists as a result of a past event, the obligation is reasonably estimable, and it is probable that settlement will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

Shares held in treasury

Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, capitalisation of development spend and taxation.

Goodwill and acquired intangible assets

On acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of acquired intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to impairment review.

Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a forecast period of up to five years, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows.

The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each business. The pre-tax discount rates applied are 11.1% for Scientific, Technical & Medical, 11.6% for Risk Solutions, 11.5-12.8% for Business Information, 10.9-12.5% for Legal and 9.5-13.0% for Exhibitions. The nominal long term growth rates, which are based on historical growth rates and the growth prospects for businesses is 3%. There were no charges for impairment of acquired intangible assets and goodwill in 2013 (2012: nil).

A sensitivity analysis has been performed based on changes in key assumptions considered to be reasonably possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate for adjusted operating cash flow in the five-year forecast period of 2.0%; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that impairment charges resulting from these scenarios individually would be less than £5m. Further information is provided in note 14 to the combined financial statements.

Accounting policies

Development spend
Development spend embraces investment in new products and other initiatives, ranging from the building of online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other ongoing operating expenses of new products and services are expensed as incurred. The costs of building product applications, platforms and infrastructure are capitalised as intangible assets, where the investment they represent has demonstrable value and the technical and commercial feasibility is assured. Costs eligible for capitalisation must be incremental, clearly identified and directly attributable to a particular project. The resulting assets are amortised over their estimated useful lives. Impairment reviews are carried out at least annually. Judgement is required in the assessment of the potential value of a development project, the identification of costs eligible for capitalisation and the selection of appropriate asset lives.

Taxation
Reed Elsevier is subject to tax in numerous jurisdictions, giving rise to complex tax issues that require management to exercise judgement in making tax determinations. While Reed Elsevier is confident that tax returns are appropriately prepared and filed, amounts are provided in respect of uncertain tax positions that reflect the risk with respect to tax matters under active discussion with tax authorities, or which are otherwise considered to involve uncertainty. Amounts are provided using the best estimate of tax expected to be paid based on a qualitative assessment of all relevant factors. However, it is possible that at some future date liabilities may be adjusted as a result of audits by taxing authorities. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of these discussions cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

In addition, estimation of income taxes includes assessments of the recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The recoverability of these assets is reassessed at the end of each reporting period, and changes in recognition of deferred tax assets will affect the tax liability in the period of that reassessment.

Other significant accounting policies
The accounting policies in respect of revenue recognition, pre-publication costs, property provisioning and pensions are also significant in determining the financial condition and results of the Reed Elsevier combined businesses, although the application of these policies is more straightforward.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are typically deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Reed Elsevier has exposures to sub lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. Estimation of the provisions requires judgement in respect of future head lease costs, sub lease income and the length of vacancy periods. The charge for property provisions was nil (2012: £62m) relating to surplus property arising on the restructuring, sale and closure of Business Information businesses and includes expected losses on sub leases entered into during 2013 and an estimate of vacancy periods and future market conditions. Further information is provided in note 26 to the combined financial statements.

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries. Details of key assumptions and sensitivity analysis is provided in note 5 to the combined financial statements.

Standards and amendments effective for the year
With effect from 1 January 2013, IAS19 – Employee Benefits (revised) *inter alia* changes the methodology used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and are no longer based on the expected returns on scheme assets. The effect is to reduce the asset returns recognised in the income statement.

Adoption of IAS19 (revised) has had no impact on Reed Elsevier's combined statement of financial position and statement of cash flows. The net pension financing credit or charge is now presented within net finance costs in Reed Elsevier's combined income statement, rather than within operating profit as previously reported. Given that the revised standard may introduce greater volatility to the income statement, the net pension financing credit or charge has been excluded from the adjusted figures used by Reed Elsevier as additional performance measures.

As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, operating profits are £25m lower and net finance costs are £11m higher than previously reported. On an adjusted basis, profit before tax is £25m lower.

With effect from 1 January 2013, Reed Elsevier adopted IAS1 – Presentation of Items of Other Comprehensive Income (amendments to IAS1). The standard amends the grouping of items presented in the statement of comprehensive income into items that may be reclassified to the profit or loss in a future period and items that will never be reclassified.

With effect from 1 January 2013, Reed Elsevier also adopted IFRS10 Consolidated Financial Statements, IFRS11 Joint Arrangements, IFRS12 Disclosure of Interests in Other Entities, and IFRS13 Fair Value Measurement, in addition to amendments to IAS27 Consolidated and Separate Financial Statements and IAS28 Investments in Associates. Adoption of these new accounting standards and amendments has not had a significant impact on Reed Elsevier's accounting policies or reporting. With the exception of IFRS13, these standards and amendments have been early adopted for the purposes of Reed Elsevier's application of IFRS as adopted by the EU.

Standards, amendments and interpretations not yet effective
New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS9 – Financial Instruments (effective for the 2015 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the combined financial statements.

Amendments to IAS36 – Impairment of Assets (effective for the 2014 financial year). These amendments require disclosure of the recoverable amounts for the assets or CGUs for which an impairment loss has been recognised or reversed during the reporting period and are effective retrospectively. Adoption of the standard is not expected to have a significant impact on disclosure in the combined financial statements.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

Notes to the combined financial statements

for the year ended 31 December 2013

1 Segment analysis

Reed Elsevier's reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating profit is reconciled to operating profit in note 10.

ANALYSIS BY BUSINESS SEGMENT	Revenue		Operating profit		Adjusted operating profit	
	2013 £m	2012 £m	2013 £m	Restated 2012 £m	2013 £m	Restated 2012 £m
Scientific, Technical & Medical	**2,126**	2,063	**742**	706	**826**	780
Risk Solutions	**933**	926	**312**	281	**414**	392
Business Information	**547**	663	**71**	76	**107**	119
Legal	**1,567**	1,610	**139**	146	**238**	234
Exhibitions	**862**	854	**161**	171	**213**	210
Sub-total	**6,035**	6,116	**1,425**	1,380	**1,798**	1,735
Corporate costs	**-**	-	**(49)**	(47)	**(49)**	(47)
Total	**6,035**	6,116	**1,376**	1,333	**1,749**	1,688

Share of post-tax results of joint ventures of £29m (2012: £24m) included in operating profit comprises £6m (2012: £2m) relating to Legal and £23m (2012: £22m) relating to Exhibitions.

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	2013 £m	2012 £m
North America	**3,103**	3,122
United Kingdom	**985**	966
The Netherlands	**656**	611
Rest of Europe	**698**	788
Rest of world	**593**	629
Total	**6,035**	6,116

ANALYSIS OF REVENUE BY GEOGRAPHICAL MARKET	2013 £m	2012 £m
North America	**3,082**	3,154
United Kingdom	**443**	442
The Netherlands	**166**	165
Rest of Europe	**1,074**	1,176
Rest of world	**1,270**	1,179
Total	**6,035**	6,116

1 Segment analysis continued

ANALYSIS OF REVENUE BY FORMAT	2013 £m	2012 £m
Electronic	**3,971**	3,896
Print	**1,168**	1,305
Face to face	**896**	915
Total	**6,035**	6,116

ANALYSIS OF REVENUE BY TYPE	2013 £m	2012 £m
Subscriptions	**3,112**	2,978
Transactional	**2,683**	2,788
Advertising	**240**	350
Total	**6,035**	6,116

ANALYSIS BY BUSINESS SEGMENT	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Scientific, Technical & Medical	**50**	120	**93**	106	**76**	68	**95**	82
Risk Solutions	**164**	15	**25**	21	**97**	109	**22**	23
Business Information	**5**	–	**18**	17	**31**	37	**10**	14
Legal	**15**	80	**170**	173	**74**	83	**108**	92
Exhibitions	**56**	178	**15**	25	**40**	32	**14**	16
Total	**290**	393	**321**	342	**318**	329	**249**	227

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of £1m (2012: £1m) in Exhibitions. Other than the depreciation and amortisation above, non cash items include £31m (2012: £31m) relating to the recognition of share based remuneration, comprising £6m (2012: £5m) in Scientific, Technical & Medical, £3m (2012: nil) in Risk Solutions, £2m (2012: £3m) in Business Information, £6m (2012: £7m) in Legal, £4m (2012: £4m) in Exhibitions and £10m (2012: £12m) in Corporate.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION	2013 £m	2012 £m
North America	**6,291**	6,514
United Kingdom	**584**	524
The Netherlands	**125**	120
Rest of Europe	**753**	729
Rest of world	**401**	376
Total	**8,154**	8,263

Non-current assets by geographical location exclude amounts relating to deferred tax and derivative financial instruments.

Notes to the combined financial statements

for the year ended 31 December 2013

2 Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2013 £m	Restated 2012 £m
Staff costs			
Wages and salaries		**1,508**	1,543
Social security costs		**175**	187
Pensions	5	**61**	89
Share based remuneration		**31**	26
Total staff costs		**1,775**	1,845
Depreciation and amortisation			
Amortisation of acquired intangible assets	15	**317**	328
Share of joint ventures' amortisation of acquired intangible assets		**1**	1
Amortisation of internally developed intangible assets	15	**160**	151
Depreciation of property, plant and equipment	17	**89**	76
Total depreciation and amortisation		**567**	556
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**2,118**	2,139
Operating lease rentals expense		**108**	112
Operating lease rentals income		**(10)**	(10)

The amortisation of acquired intangible assets is included within administration and other expenses.

3 Auditors' remuneration

	2013 £m	2012 £m
Auditors' remuneration		
Payable to the auditors of the parent companies	**0.6**	0.5
Payable to the auditors of the operating and financing businesses	**4.3**	4.4
For audit services	**4.9**	4.9
Audit related assurance services	**0.4**	0.7
Tax services	**1.8**	0.8
Due diligence and other transaction related services	**-**	0.3
For non audit services	**2.2**	1.8
Total auditors' remuneration	**7.1**	6.7

Amounts payable to the auditors of the operating and financing businesses include amounts for the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Non audit services performed in the Netherlands or by Deloitte B.V. are limited to audit related assurance services. Reed Elsevier's policy on auditor independence is set out in the Report of the Audit Committees on page 96.

4 Personnel

NUMBER OF PEOPLE EMPLOYED

	At 31 December		Average during the year	
	2013	2012	**2013**	2012
Business segment				
Scientific, Technical & Medical	**6,700**	7,000	**6,900**	7,000
Risk Solutions	**3,300**	4,100	**3,500**	4,000
Business Information	**3,900**	4,800	**4,200**	5,200
Legal	**10,000**	10,400	**10,400**	10,400
Exhibitions	**3,400**	3,200	**3,300**	3,000
Sub-total	**27,300**	29,500	**28,300**	29,600
Corporate/shared functions	**900**	900	**900**	900
Total	**28,200**	30,400	**29,200**	30,500
Geographical location				
North America	**13,900**	15,700	**14,800**	15,900
United Kingdom	**4,100**	4,100	**4,100**	4,200
The Netherlands	**1,600**	1,600	**1,600**	1,600
Rest of Europe	**2,800**	3,600	**3,100**	3,700
Rest of world	**5,800**	5,400	**5,600**	5,100
Total	**28,200**	30,400	**29,200**	30,500

5 Pension schemes

A number of pension schemes are operated around the world. Historically, the major schemes have been of the defined benefit type with assets held in separate trustee administered funds. The largest defined benefit schemes are in the UK, the US and the Netherlands.

The UK scheme is a final salary scheme and is closed to new hires. Members accrue a portion of their final pensionable earnings based on the number of years of service. The US scheme is a cash balance scheme and is closed to new hires. Members earn pay credits dependent on age and years of service which are added to an account balance that accrues interest at a minimum rate of 4% per annum. The Netherlands scheme is a career average salary scheme and remains open to new hires. Members accrue a portion of their current salary at a rate calculated to enable them to reach a pension level based on their average salary.

Each of the major defined benefit schemes is administered by a separate fund that is legally separated from Reed Elsevier. The trustees of the pension funds in the UK and the Netherlands and plan fiduciaries of the US scheme are required by law to act in the interest of the funds' beneficiaries. In the UK and in the Netherlands the trustees of the pension fund are responsible for the investment policy with regard to the assets of the fund. The boards of trustees consist of an equal number of Reed Elsevier appointed and member nominated directors. In the US, the fiduciary duties for the scheme are allocated between committees which are staffed by senior employees of Reed Elsevier; the investment committee has the primary responsibility for the investment and management of plan assets.

The funding of Reed Elsevier's major schemes reflects the different rules within each jurisdiction.

In the UK the level of funding is determined by statutory triennial actuarial valuations in accordance with pensions legislation. Where the scheme falls below 100% funded status, Reed Elsevier and the scheme trustees must agree on how the deficit is to be remedied. The UK Pensions Regulator has significant powers and sets out in codes and guidance the parameters for scheme funding.

The US scheme has an annual statutory valuation which forms the basis for establishing the employer contribution each year (subject to ERISA and IRS minimums). Should the statutory funded status fall to below 100%, the US Pensions Protection Act requires the deficit to be rectified with additional contributions over a 7 year period.

In the Netherlands, the scheme funding level is determined by an annual actuarial valuation as prescribed by the Dutch Pension Act. If the funding level falls below the statutory minimum a short term recovery plan is negotiated between the plan trustees and filed with the Dutch Central Bank (DCB). An evaluation of the recovery plan is required to be filed at the DCB annually.

Total regular employer contributions to defined benefit pension schemes in respect of 2014 are expected to be approximately £46m.

Notes to the combined financial statements

for the year ended 31 December 2013

5 Pension schemes continued

The pension expense recognised within operating expense is:

	2013 £m	Restated 2012 £m
Defined benefit pension expense	**14**	43
Defined contribution pension expense	**47**	46
Total	**61**	89

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2013				Restated 2012			
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Service cost	**29**	**29**	**15**	**73**	27	28	8	63
Settlement, past service and curtailment credits	**-**	**(51)**	**(8)**	**(59)**	(1)	(19)	-	(20)
Defined benefit pension expense	**29**	**(22)**	**7**	**14**	26	9	8	43
Net interest on net defined benefit obligation	**6**	**9**	**4**	**19**	5	7	(1)	11
Net defined benefit pension expense	**35**	**(13)**	**11**	**33**	31	16	7	54

Net interest on defined benefit pension scheme liabilities is presented within net finance costs in the income statement. Service cost, including settlements, past service credits and curtailments is presented within operating expenses.

Settlements and past service credits in 2013 principally relate to plan design changes and the transfer out of certain deferred members in the US scheme and a reduction in accrued benefits in respect of the scheme in the Netherlands. Settlements and curtailments recognised in 2012 were a result of changes to plan design and staff reductions.

The significant valuation assumptions, determined for each major scheme in conjunction with the respective independent actuaries are presented below. The net defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

	2013			2012		
As at 31 December	UK	US	NL	UK	US	NL
Discount rate	**4.60%**	**5.05%**	**3.60%**	4.65%	4.25%	3.50%
Inflation	**3.25%**	**3.00%**	**2.00%**	2.85%	3.00%	2.00%

Discount rates are set by reference to AA corporate bond yields.

Mortality assumptions make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics. The average life expectancy assumptions are set out below:

	2013			2012		
Male average life expectancy (at 31 December)	UK	US	NL	UK	US	NL
Member currently aged 60 years	**90**	**84**	**86**	90	84	86
Member currently aged 45 years	**92**	**83**	**87**	92	83	87

	2013			2012		
Female average life expectancy (at 31 December)	UK	US	NL	UK	US	NL
Member currently aged 60 years	**89**	**86**	**89**	89	86	89
Member currently aged 45 years	**91**	**85**	**89**	91	85	89

5 Pension schemes continued

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2013				Restated 2012			
	UK £m	US £m	NL £m	Total £m	UK £m	US £m	NL £m	Total £m
Defined benefit obligation								
At start of year	**(2,654)**	**(922)**	**(696)**	**(4,272)**	(2,479)	(858)	(539)	(3,876)
Service cost	**(29)**	**(29)**	**(15)**	**(73)**	(27)	(28)	(8)	(63)
Settlement, past service and curtailment credits	**–**	**51**	**8**	**59**	1	19	–	20
Interest on pension scheme liabilities	**(122)**	**(41)**	**(25)**	**(188)**	(124)	(44)	(30)	(198)
Actuarial (loss)/gain on financial assumptions	**(173)**	**86**	**18**	**(69)**	(92)	(145)	(145)	(382)
Actuarial (loss)/gain arising from experience assumptions	**8**	**(10)**	**(3)**	**(5)**	(15)	(18)	1	(32)
Contributions by employees	**(6)**	**–**	**(5)**	**(11)**	(7)	–	(4)	(11)
Benefits paid*	**94**	**93**	**19**	**206**	89	112	15	216
Exchange translation differences	**–**	**10**	**(17)**	**(7)**	–	40	14	54
At end of year	**(2,882)**	**(762)**	**(716)**	**(4,360)**	(2,654)	(922)	(696)	(4,272)
Fair value of scheme assets								
At start of year	**2,516**	**710**	**580**	**3,806**	2,371	726	537	3,634
Interest income on plan assets	**116**	**32**	**21**	**169**	119	37	31	187
Return on assets excluding amounts included in interest income	**111**	**4**	**(1)**	**114**	45	53	23	121
Contributions by employer	**36**	**33**	**14**	**83**	63	38	15	116
Contributions by employees	**6**	**–**	**5**	**11**	7	–	4	11
Benefits paid*	**(94)**	**(93)**	**(19)**	**(206)**	(89)	(112)	(15)	(216)
Exchange translation differences	**–**	**(10)**	**14**	**4**	–	(32)	(15)	(47)
At end of year	**2,691**	**676**	**614**	**3,981**	2,516	710	580	3,806
Net defined benefit obligation	**(191)**	**(86)**	**(102)**	**(379)**	(138)	(212)	(116)	(466)

* included in benefits paid are settlements of £52m (2012: £75m).

As at 31 December 2013 the defined benefit obligations comprise £4,200m (2012: £4,112m) in relation to funded schemes and £160m (2012: £160m) in relation to unfunded schemes.

The weighted average duration of defined benefit scheme liabilities for 2013 and 2012 is 19 years in the UK, 16 years in the US and 21 years in the Netherlands. Deferred tax assets of £104m (2012: £153m) are recognised in respect of the pension scheme deficits.

Amounts recognised in the statement of comprehensive income are set out below:

	2013 £m	Restated 2012 £m
Gains and losses arising during the year:		
Experience losses on scheme liabilities	**(5)**	(32)
Experience gains on scheme assets	**114**	121
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:		
– discount rates	**78**	(552)
– inflation	**(171)**	74
– other actuarial assumptions	**24**	96
	40	(293)
Net cumulative losses at start of year	**(515)**	(222)
Net cumulative losses at end of year	**(475)**	(515)

Notes to the combined financial statements

for the year ended 31 December 2013

5 Pension schemes continued

The major categories and fair values of scheme assets at the end of the reporting period are as follows:

FAIR VALUE OF SCHEME ASSETS	2013				2012			
	UK £m	**US £m**	**NL £m**	**Total £m**	UK £m	US £m	NL £m	Total £m
Equities	**1,351**	**174**	**222**	**1,747**	1,207	409	169	1,785
Government bonds	**1,089**	**68**	**358**	**1,515**	1,088	164	376	1,628
Corporate bonds	**-**	**411**	**-**	**411**	-	88	-	88
Cash	**87**	**4**	**-**	**91**	106	1	-	107
Other	**164**	**19**	**34**	**217**	115	48	35	198
Total	**2,691**	**676**	**614**	**3,981**	2,516	710	580	3,806

The actual return on scheme assets for the year ended 31 December 2013 was £283m (2012: £308m).

Assets and obligations associated with the schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, adverse changes to asset values, discount rates or inflation could increase future pension costs and funding requirements.

Typically Reed Elsevier's schemes are exposed to: investment risks, whereby actual returns on plan assets may be below those rates used to determine the defined benefit obligations and interest rate risks whereby scheme deficits may increase if bond yields in the UK, US and the Netherlands decline and are not offset by returns in government and corporate bond portfolios. The schemes are also exposed to other risks such as unanticipated future increases in: member mortality patterns; inflation; and future salaries, all potentially leading to an increase in scheme liabilities (particularly in the Netherlands which is the only major scheme which remains open to new members).

Investment policies of each scheme are intended to ensure continuous payment of defined benefit pensions in the short term and long term. Efforts are made to limit risks on marketable securities by adopting investment policies that diversify assets across geographies and among equities, government and corporate bonds and cash. Asset allocations are dependent on a variety of factors including the duration of scheme liabilities and the statutory funded status of the plan.

All equities and government and corporate bonds have quoted prices in active markets. The majority of other assets are investments in property funds which have quoted prices in active markets.

Sensitivity analysis

The valuation of Reed Elsevier's pension scheme liabilities involves significant actuarial assumptions, being the life expectancy of the members, inflation and the rate at which the future pension payments are discounted. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies that are reasonably possible would have the following approximate effects on the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	**191**
Increase/decrease of 0.25% in the expected inflation rate:	**113**
Increase/decrease of one year in assumed life expectancy:	**108**

The above analysis has been calculated on the same basis used to determine the defined benefit obligation recognised in the statement of financial position. There has been no change in the methods used to prepare the analysis compared with prior years. This sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the above assumptions would occur in isolation of one another as some of the assumptions may be correlated.

6 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to Directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Reed Elsevier Growth Plan (REGP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Conditional shares granted under REGP are exercisable for nil consideration if conditions are met after three and five years. Other awards principally relate to all employee share based saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than upon retirement or in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise.

Conditional shares granted under LTIP, REGP, RSP and BIP between 2010 and 2013 are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates as well as the achievement of a targeted percentage return on invested capital of Reed Elsevier PLC and Reed Elsevier NV. LTIP grants in 2011, 2012 and 2013 and REGP grants are also variable subject to the achievement of a total shareholder return performance target.

The weighted average fair value per award is based on full vesting on achievement of non market related performance conditions and stochastic models for market related components. The conditional shares and option awards are recognised in the income statement over the vesting period, being between three and five years, on the basis of expected performance against the non market related conditions, with the fair value related to market related components unchanging. Further details of performance conditions are given in the Directors' Remuneration Report on pages 78 to 94.

2013 GRANTS

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares '000	**Weighted average fair value per award £**	**Number of shares '000**	**Weighted average fair value per award £**
Share options				
- ESOS	**1,521**	**1.12**	**1,058**	**1.52**
- Other	**645**	**1.29**	**257**	**1.10**
Total share options	**2,166**	**1.17**	**1,315**	**1.44**
Conditional shares				
- ESOS	**524**	**6.51**	**365**	**9.28**
- LTIP	**1,338**	**6.14**	**930**	**8.90**
- RSP	**10**	**7.35**	**7**	**10.65**
- REGP	**322**	**6.49**	**450**	**9.34**
- BIP	**987**	**7.40**	**615**	**10.69**
Total conditional shares	**3,181**	**6.63**	**2,367**	**9.51**

2012 GRANTS

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares '000	Weighted average fair value per award £	Number of shares '000	Weighted average fair value per award £
Share options				
- ESOS	1,801	0.90	1,263	1.20
- Other	702	1.04	293	0.95
Total share options	2,503	0.94	1,556	1.15
Conditional shares				
- ESOS	797	4.60	560	6.41
- LTIP	1,807	4.45	1,144	6.13
- RSP	256	6.00	5	7.82
- BIP	1,542	5.20	696	7.41
Total conditional shares	4,402	4.83	2,405	6.57

Notes to the combined financial statements

for the year ended 31 December 2013

6 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below:

ASSUMPTIONS FOR GRANTS MADE DURING THE YEAR	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	2013	2012	**2013**	2012
Weighted average share price at date of grant				
- ESOS	**£7.35**	£5.19	**€12.53**	€9.07
- LTIP	**£7.35**	£5.25	**€12.54**	€8.91
- RSP	**£7.35**	£6.00	**€12.53**	€9.65
- BIP	**£7.39**	£5.20	**€12.53**	€9.15
- REGP	**£7.76**		**€13.15**	
- Other	**£7.45**	£5.49	**€11.89**	€9.63
Expected share price volatility	**28%**	30%	**28%**	30%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**4.1%**	3.9%	**4.7%**	4.5%
Risk free interest rate	**0.5%**	0.8%	**0.4%**	0.9%
Expected lapse rate	**2-5%**	2-5%	**2-4%**	2-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2013, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below:

SHARE OPTIONS	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	Number of shares under option '000	Weighted average exercise price (pence)	Number of shares under option '000	Weighted average exercise price (€)
Outstanding at 1 January 2012	29,540	534	21,641	10.99
Granted	2,503	497	1,556	9.19
Exercised	(6,694)	497	(1,913)	9.36
Forfeited	(1,022)	498	(581)	9.33
Expired	(4,992)	592	(5,121)	12.34
Outstanding at 1 January 2013	**19,335**	**529**	**15,582**	**10.63**
Granted	**2,166**	**694**	**1,315**	**12.41**
Exercised	**(9,102)**	**542**	**(7,628)**	**10.72**
Forfeited	**(112)**	**535**	**(167)**	**11.30**
Expired	**(560)**	**537**	**(462)**	**11.30**
Outstanding at 31 December 2013	**11,727**	**549**	**8,640**	**10.77**
Exercisable at 31 December 2012	12,573	553	12,329	11.12
Exercisable at 31 December 2013	**5,150**	**537**	**5,535**	**11.09**

6 Share based remuneration continued

CONDITIONAL SHARES

	In respect of Reed Elsevier PLC ordinary shares Number of shares '000	In respect of Reed Elsevier NV ordinary shares Number of shares '000
Outstanding at 1 January 2012	13,896	8,267
Granted	4,402	2,405
Vested	(601)	(391)
Forfeited/lapsed	(5,885)	(3,575)
Outstanding at 1 January 2013	**11,812**	**6,706**
Granted	**3,181**	**2,367**
Vested	**(3,256)**	**(1,966)**
Forfeited/lapsed	**(1,395)**	**(923)**
Outstanding at 31 December 2013	**10,342**	**6,184**

The weighted average share price at the date of exercise of share options and vesting of conditional shares during 2013 was 761p (2012: 593p) for Reed Elsevier PLC ordinary shares and €13.15 (2012: €10.43) for Reed Elsevier NV ordinary shares.

RANGE OF EXERCISE PRICES FOR OUTSTANDING SHARE OPTIONS

	2013		2012	
	Number of shares under option '000	**Weighted average remaining period until expiry (years)**	Number of shares under option '000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
401-450	**1,772**	**1.9**	1,925	2.8
451-500	**1,161**	**4.2**	4,415	3.5
501-550	**5,284**	**5.6**	8,981	5.7
551-600	**695**	**3.9**	189	5.4
601-650	**1,338**	**4.0**	3,825	4.8
701-750	**1,462**	**9.4**	–	–
801-850	**10**	**9.6**	–	–
851-900	**2**	**9.9**	–	–
901-950	**3**	**9.0**	–	–
Total	**11,727**	**5.1**	19,335	4.7
Reed Elsevier NV ordinary shares (euro)				
7.01-8.00	**41**	**5.0**	58	6.1
8.01-9.00	**1,834**	**6.8**	2,736	7.7
9.01-10.00	**1,813**	**7.2**	3,142	6.9
10.01-11.00	**619**	**1.4**	2,697	1.6
11.01-12.00	**1,670**	**2.3**	3,982	2.6
12.01-13.00	**1,864**	**7.1**	1,806	5.1
13.01-14.00	**134**	**4.7**	118	4.1
14.01-15.00	**663**	**3.1**	1,043	4.1
15.01-16.00	**2**	**9.9**	–	–
Total	**8,640**	**5.4**	15,582	4.6

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 27). Conditional shares will be met from shares held by the EBT.

Notes to the combined financial statements

for the year ended 31 December 2013

7 Net finance costs

	2013 £m	Restated 2012 £m
Interest on short term bank loans, overdrafts and commercial paper	**(11)**	(27)
Interest on term debt	**(168)**	(196)
Interest on obligations under finance leases	**(1)**	(1)
Total borrowing costs	**(180)**	(224)
Losses on loans and derivatives not designated as hedges	**(7)**	(8)
Net financing charge on defined benefit pension schemes	**(19)**	(11)
Finance costs	**(206)**	(243)
Interest on bank deposits	**4**	7
Gains on loans and derivatives not designated as hedges	**6**	9
Finance income	**10**	16
Net finance costs	**(196)**	(227)

Finance costs include £3m (2012: £16m) transferred from the hedge reserve. A net gain of £1m (2012: £2m loss) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

8 Disposals and other non operating items

	2013 £m	2012 £m
Revaluation of held for trading investments	**5**	19
Property provisions on disposed businesses	**-**	(60)
Gain on disposal of businesses and assets held for sale	**11**	86
Net gains on disposals and other non operating items	**16**	45

9 Taxation

	2013 £m	Restated 2012 £m
Current tax		
United Kingdom	**(50)**	(73)
The Netherlands	**(80)**	(68)
Rest of world	**(222)**	(12)
Total current tax charge	**(352)**	(153)
Deferred tax	**271**	51
Tax expense	**(81)**	(102)

The increase in the deferred tax credit in 2013 principally relates to the alignment of certain business assets with their global management structure. It does not affect cash tax paid of £362m in 2013. The decrease in UK current tax in 2013 reflects the settlement of prior year tax matters.

9 Taxation continued

The net tax expense charged on profit before tax differs from the theoretical amount that would arise using the weighted average of tax rates applicable to accounting profits and losses of the consolidated entities, as follows:

	2013 £m	Restated 2012 £m
Profit before tax	**1,196**	1,151
Tax at average applicable rates	**(280)**	(244)
Tax on share of results of joint ventures	**10**	7
Expenses not deductible for tax purposes and US state taxes	**(38)**	(30)
Non-taxable costs of share based remuneration	**3**	3
(Non-deductible)/non-taxable disposal related gains and losses	**(22)**	69
Tax losses of the period not recognised	**(4)**	(6)
Recognition and utilisation of tax losses that arose in prior years	**9**	6
Exceptional prior year tax credit	**-**	96
Deferred tax credit on the alignment of business assets	**221**	-
Other adjustments in respect of prior periods	**24**	(2)
Deferred tax effect of changes in tax rates	**(4)**	(1)
Tax expense	**(81)**	(102)

The weighted average applicable tax rate for the year was 23% (2012 restated: 21%). This increase is caused by a change in the relative profitability of Reed Elsevier entities in the countries in which they operate, partially offset by the impact of the reduction in the tax rate of the United Kingdom (see below).

During 2013, Reed Elsevier aligned certain business assets with their global management structure. As a result of this alignment the tax deductible value of these assets was updated to market value. As at 31 December 2013, Reed Elsevier has recognised a deferred tax credit of £221m in respect of these assets, which has been excluded from adjusted earnings.

During 2012, Reed Elsevier resolved a number of significant prior year tax matters and reassessed its exposure to other tax matters across the jurisdictions in which Reed Elsevier operates. As a result of this reassessment, current tax liabilities were reduced by £96m to reflect the lower cash tax expected to be payable.

The following tax has been recognised directly in equity during the year:

	2013 £m	Restated 2012 £m
Tax on items that will not be reclassified to profit or loss		
Tax on actuarial movements on defined benefit pensions schemes	**(24)**	91
Tax credit on other items	**-**	5
	(24)	96
Tax on items that may be reclassified to profit or loss		
Tax on fair value movements on cash flow hedges	**(15)**	(19)
	(15)	(19)
Net tax (debit)/credit recognised in other comprehensive income	**(39)**	77
Tax credit on share based remuneration recognised directly in equity	**20**	-

A number of changes to the UK corporation tax system, including reductions of the main rate of corporation tax from 23% to 21% with effect from 1 April 2014, and from 21% to 20% with effect from 1 April 2015, were substantively enacted on 2 July 2013. Reed Elsevier has therefore remeasured its UK deferred tax assets and liabilities at the end of the reporting period at 20%, which has resulted in recognition of a deferred tax debit of £4m in the income statement.

Notes to the combined financial statements

for the year ended 31 December 2013

10 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items, exceptional tax credits (in 2012 only) and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures, but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	2013 £m	Restated 2012 £m
Operating profit	**1,376**	1,333
Adjustments:		
Amortisation of acquired intangible assets	**318**	329
Acquisition related costs	**43**	21
Reclassification of tax in joint ventures	**12**	5
Adjusted operating profit	**1,749**	1,688
Profit before tax	**1,196**	1,151
Adjustments:		
Amortisation of acquired intangible assets	**318**	329
Acquisition related costs	**43**	21
Reclassification of tax in joint ventures	**12**	5
Net financing charge on defined benefit pension schemes	**19**	11
Disposals and other non operating items	**(16)**	(45)
Adjusted profit before tax	**1,572**	1,472
Tax charge	**(81)**	(102)
Adjustments:		
Deferred tax movements on goodwill and acquired intangible assets	**7**	7
Tax on acquisition related costs	**(12)**	(5)
Reclassification of tax in joint ventures	**(12)**	(5)
Tax on net financing charge on defined benefit pension schemes	**(6)**	(3)
Tax on disposals and other non operating items	**34**	(58)
Other deferred tax credits from intangible assets*	**(300)**	(84)
Exceptional prior year tax credit	**-**	(96)
Adjusted tax charge	**(370)**	(346)
Net profit attributable to parent companies' shareholders	**1,110**	1,044
Adjustments (post tax):		
Amortisation of acquired intangible assets	**325**	336
Acquisition related costs	**31**	16
Net financing charge on defined benefit pension schemes	**13**	8
Disposals and other non operating items	**18**	(103)
Other deferred tax credits from intangible assets*	**(300)**	(84)
Exceptional prior year tax credit	**-**	(96)
Adjusted net profit attributable to parent companies' shareholders	**1,197**	1,121
Cash generated from operations	**1,943**	1,847
Dividends received from joint ventures	**22**	20
Purchases of property, plant and equipment	**(57)**	(70)
Proceeds from disposals of property, plant and equipment	**6**	7
Expenditure on internally developed intangible assets	**(251)**	(263)
Payments in relation to exceptional restructuring costs	**12**	25
Payments in relation to acquisition related costs	**28**	37
Adjusted operating cash flow	**1,703**	1,603

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

11 Statement of cash flows

RECONCILIATION OF OPERATING PROFIT BEFORE JOINT VENTURES TO CASH GENERATED FROM OPERATIONS

	2013 £m	Restated 2012 £m
Operating profit before joint ventures	**1,347**	1,309
Amortisation of acquired intangible assets	**317**	328
Amortisation of internally developed intangible assets	**160**	151
Depreciation of property, plant and equipment	**89**	76
Share based remuneration	**31**	31
Total non cash items	**597**	586
Decrease in inventories and pre-publication costs	**10**	21
Decrease in receivables	**5**	4
Decrease in payables	**(16)**	(73)
Increase in working capital	**(1)**	(48)
Cash generated from operations	**1,943**	1,847

CASH FLOW ON ACQUISITIONS

	Note	2013 £m	2012 £m
Purchase of businesses	12	**(194)**	(276)
Investment in joint ventures		**(6)**	(10)
Deferred payments relating to prior year acquisitions		**(21)**	(30)
Total		**(221)**	(316)

RECONCILIATION OF NET BORROWINGS

	Cash and cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2013 £m	2012 £m
At start of year	**641**	**(3,892)**	**124**	**(3,127)**	(3,433)
Decrease in cash and cash equivalents	**(532)**	**-**	**-**	**(532)**	(72)
Net movement in short term bank loans, overdrafts and commercial paper	**-**	**(155)**	**(14)**	**(169)**	434
Issuance of term debt	**-**	**(184)**	**-**	**(184)**	(592)
Repayment of term debt	**-**	**915**	**-**	**915**	437
Repayment of finance leases	**-**	**10**	**-**	**10**	4
Change in net borrowings resulting from cash flows	**(532)**	**586**	**(14)**	**40**	211
Inception of finance leases	**-**	**(12)**	**-**	**(12)**	(13)
Fair value and other adjustments to borrowings and related derivatives	**-**	**32**	**(33)**	**(1)**	1
Exchange translation differences	**23**	**5**	**-**	**28**	107
At end of year	**132**	**(3,281)**	**77**	**(3,072)**	(3,127)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge the fair value of fixed rate borrowings, and payable/receivable balances in respect of cash collateral received/paid.

Notes to the combined financial statements

for the year ended 31 December 2013

12 Acquisitions

During the year a number of acquisitions were made for a total consideration of £239m (2012: £341m), after taking account of net cash acquired of £14m (2012: £12m). The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below:

	Fair value 2013 £m	Fair value 2012 £m
Goodwill	**157**	165
Intangible assets	**133**	229
Property, plant & equipment	**–**	1
Current assets	**9**	21
Current liabilities	**(21)**	(61)
Borrowings	**–**	–
Current tax	**–**	2
Deferred tax	**(39)**	(16)
Net assets acquired	**239**	341
Consideration (after taking account of £14m (2012: £12m) net cash acquired)	**239**	341
Less: consideration deferred to future years	**(36)**	(23)
Less: acquisition date fair value of equity interest	**(9)**	(42)
Net cash flow	**194**	276

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2014 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2012.

The businesses acquired in 2013 contributed £27m to revenue, increased adjusted operating profit by £8m, increased adjusted net profit by £8m, decreased net profit by £1m, and contributed a net cash outflow of £3m from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Reed Elsevier revenues, adjusted operating profit, adjusted net profit attributable to parent companies' shareholders and net profit attributable to parent companies' shareholders for the year would have been £6,067m, £1,751m, £1,199m and £1,112m respectively before taking account of acquisition financing costs.

13 Equity dividends

ORDINARY DIVIDENDS DECLARED IN THE YEAR	**2013 £m**	2012 £m
Reed Elsevier PLC	**278**	264
Reed Elsevier NV	**273**	259
Total	**551**	523

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2012 final dividend of 17p and a 2013 interim dividend of 6.65p giving a total of 23.65p (2012: 21.9p) for Reed Elsevier PLC; and a 2012 final dividend of €0.337 and a 2013 interim dividend of €0.132 giving a total of €0.469 (2012: €0.456) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 17.95p (2012: 17p). The directors of Reed Elsevier NV have proposed a final dividend of €0.374 (2012: €0.337). The total cost of funding the proposed final dividends is expected to be £422m, for which no liability has been recognised at the statement of financial position date.

13 Equity dividends continued

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	2013 £m	2012 £m
Reed Elsevier PLC	**286**	273
Reed Elsevier NV	**291**	262
Total	**577**	535

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

14 Goodwill

	2013 £m	2012 £m
At start of year	**4,545**	4,729
Acquisitions	**157**	165
Disposals/reclassified as held for sale	**(46)**	(152)
Exchange translation differences	**(80)**	(197)
At end of year	**4,576**	4,545

The carrying amount of goodwill is after cumulative amortisation of £1,154m (2012: £1,180m) which was charged prior to the adoption of IFRS and £9m (2012: £20m) of subsequent impairment charges recorded in prior years.

Impairment review

Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Goodwill impairment testing is performed on the basis of 25 CGUs (2012: 22 CGUs). CGUs which are not individually significant have been aggregated for presentation purposes. Typically, acquisitions are fully integrated into existing business units, and the goodwill arising is allocated to the CGUs, or groups of CGUs that are expected to benefit from the synergies of the acquisition.

The carrying value of goodwill recorded in the major groups of CGUs is set out below:

GOODWILL	2013 £m	2012 £m
Scientific, Technical & Medical	**1,051**	1,026
Risk Solutions	**1,604**	1,559
Business Information	**374**	408
Legal	**1,121**	1,150
Exhibitions	**426**	402
Total	**4,576**	4,545

Reed Elsevier's goodwill impairment testing methodology, assumptions and sensitivity analysis are disclosed within critical judgements and key sources of estimation uncertainty on pages 105 and 106.

Notes to the combined financial statements

for the year ended 31 December 2013

15 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2012	2,802	3,263	6,065	1,422	7,487
Acquisitions	201	27	228	1	229
Additions	–	–	–	261	261
Disposals/reclassified as held for sale	(56)	(97)	(153)	(114)	(267)
Exchange translation differences	(131)	(103)	(234)	(53)	(287)
At 1 January 2013	**2,816**	**3,090**	**5,906**	**1,517**	**7,423**
Acquisitions	**49**	**84**	**133**	**–**	**133**
Additions	**–**	**–**	**–**	**251**	**251**
Disposals/reclassified as held for sale	**(55)**	**(216)**	**(271)**	**(27)**	**(298)**
Exchange translation differences	**(65)**	**(16)**	**(81)**	**(24)**	**(105)**
At 31 December 2013	**2,745**	**2,942**	**5,687**	**1,717**	**7,404**
Accumulated amortisation					
At 1 January 2012	744	2,422	3,166	827	3,993
Charge for the year	173	155	328	151	479
Disposals/reclassified as held for sale	(11)	(89)	(100)	(79)	(179)
Exchange translation differences	(36)	(80)	(116)	(29)	(145)
At 1 January 2013	**870**	**2,408**	**3,278**	**870**	**4,148**
Charge for the year	**178**	**139**	**317**	**160**	**477**
Disposals/reclassified as held for sale	**(55)**	**(216)**	**(271)**	**(22)**	**(293)**
Exchange translation differences	**(26)**	**(15)**	**(41)**	**(11)**	**(52)**
At 31 December 2013	**967**	**2,316**	**3,283**	**997**	**4,280**
Net book amount					
At 31 December 2012	1,946	682	2,628	647	3,275
At 31 December 2013	**1,778**	**626**	**2,404**	**720**	**3,124**

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trademarks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £353m (2012: £431m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £347m (2012: £354m) of brands and imprints relating to Scientific, Technical & Medical determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in critical judgements and key sources of estimation uncertainty on pages 105 and 106.

Also included in market and customer related intangible assets are £952m (2012: £1,037m) of customer relationship assets arising on the acquisition of ChoicePoint in 2008 with a remaining useful economic life of approximately 15 years.

16 Investments

	2013 £m	2012 £m
Investments in joint ventures	**125**	100
Available for sale investments	**2**	3
Venture capital investments held for trading	**90**	76
Total	**217**	179

The value of venture capital investments held for trading, determined by reference to quoted market prices, amounted to £12m (2012: £27m). The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below:

	2013 £m	2012 £m
At start of year	**100**	124
Share of results of joint ventures	**29**	24
Dividends received from joint ventures	**(22)**	(20)
Disposals and transfers	**(3)**	(33)
Additions	**21**	10
Exchange translation differences	**–**	(5)
At end of year	**125**	100

The principal joint ventures at 31 December 2013 are exhibition joint ventures within Exhibitions and Giuffrè and Martindale within Legal.

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below:

	Total joint ventures		Reed Elsevier share	
	2013 £m	2012 £m	2013 £m	2012 £m
Revenue	**225**	187	**110**	91
Net profit for the year	**57**	45	**29**	24
Total assets	**246**	227	**117**	104
Total liabilities	**(134)**	(126)	**(64)**	(59)
Net assets	**112**	101	**53**	45
Goodwill			**72**	55
Total			**125**	100

Reed Elsevier's combined other comprehensive income includes nil (2012: nil) relating to joint ventures.

Notes to the combined financial statements

for the year ended 31 December 2013

17 Property, plant and equipment

	2013			2012		
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**218**	**537**	**755**	238	582	820
Acquisitions	**-**	**-**	**-**	-	1	1
Capital expenditure	**4**	**66**	**70**	10	70	80
Disposals/reclassified as held for sale	**(8)**	**(34)**	**(42)**	(21)	(97)	(118)
Exchange translation differences	**(4)**	**(11)**	**(15)**	(9)	(19)	(28)
At end of year	**210**	**558**	**768**	218	537	755
Accumulated depreciation						
At start of year	**116**	**375**	**491**	118	414	532
Disposals/reclassified as held for sale	**(6)**	**(32)**	**(38)**	(5)	(94)	(99)
Charge for the year	**9**	**80**	**89**	8	68	76
Exchange translation differences	**(2)**	**(9)**	**(11)**	(5)	(13)	(18)
At end of year	**117**	**414**	**531**	116	375	491
Net book amount	**93**	**144**	**237**	102	162	264

No depreciation is provided on freehold land of £14m (2012: £15m). The net book amount of property, plant and equipment at 31 December 2013 includes £17m (2012: £11m) in respect of assets held under finance leases relating to fixtures and equipment.

18 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments and capital management are set out on pages 58 and 59 of the Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

		Contractual cash flow						
At 31 December 2013	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(2,931)	(497)	(243)	(524)	(420)	(264)	(1,909)	(3,857)
Floating rate borrowings	(350)	(288)	(61)	-	(1)	-	(2)	(352)
Derivative financial liabilities								
Interest rate derivatives	(4)	-	-	-	(1)	(4)	(7)	(12)
Cross currency interest rate swaps	(6)	(180)	(3)	(5)	(7)	(193)	-	(388)
Forward foreign exchange contracts	(7)	(1,031)	(402)	(222)	-	-	-	(1,655)
Derivative financial assets								
Interest rate derivatives	19	13	11	6	1	-	-	31
Cross currency interest rate swaps	70	247	2	2	3	189	-	443
Forward foreign exchange contracts	99	1,082	431	233	-	-	-	1,746
Total	(3,110)	(654)	(265)	(510)	(425)	(272)	(1,918)	(4,044)

18 Financial instruments continued

At 31 December 2012	Carrying amount £m	Contractual cash flow Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(3,695)	(803)	(797)	(251)	(530)	(428)	(1,940)	(4,749)
Floating rate borrowings	(197)	(132)	(1)	(63)	–	(1)	(3)	(200)
Derivative financial liabilities								
Interest rate derivatives	(2)	(3)	–	–	–	–	(5)	(8)
Cross currency interest rate swaps	–	(166)	(180)	–	–	–	–	(346)
Forward foreign exchange contracts	(9)	(1,382)	(442)	(194)	–	–	–	(2,018)
Derivative financial assets								
Interest rate derivatives	47	35	13	12	9	6	–	75
Cross currency interest rate swaps	93	202	243	–	–	–	–	445
Forward foreign exchange contracts	55	1,400	460	202	–	–	–	2,062
Total	(3,708)	(849)	(704)	(294)	(521)	(423)	(1,948)	(4,739)

The carrying amount of derivative financial liabilities comprises £10m (2012: nil) in relation to fair value hedges, £7m (2012: £7m) in relation to cash flow hedges and nil (2012: £4m) not designated as hedging instruments. The carrying amount of derivative financial assets comprises £84m (2012: £124m) in relation to fair value hedges, £88m (2012: £46m) in relation to cash flow hedges and £29m (2012: £25m) not designated as hedging instruments, less £13m (2012: nil) of cash collateral received from swap counterparties which has been offset against the related derivative financial assets (see 'Credit risk' below). The expected cash flows in respect of the cash collateral have been included in the tables above together with the cash flows for the related cross currency interest rate swaps.

At 31 December 2013, Reed Elsevier had access to a $2,000m committed bank facility maturing in July 2018, which was undrawn. The bank facility, together with certain private placements, are subject to financial covenants typical to Reed Elsevier's size and financial strength. Reed Elsevier had significant headroom within these covenants for the year ended 31 December 2013. There are no financial covenants in any outstanding public bonds.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2013, and after utilising available cash resources, no borrowings mature within two years (2012: nil), no borrowings mature in the third year (2012: 27%), 50% in the fourth and fifth years (2012: 23%), 42% in the sixth to tenth years (2012: 39%), and 8% beyond the tenth year (2012: 11%).

Market risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2013, 57% of gross borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £12m (2012: £8m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2013. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £12m (2012: £8m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2013 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of nil (2012: £1m) and a 100 basis point increase in interest rates would increase net equity by an estimated £1m (2012: £2m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Notes to the combined financial statements

for the year ended 31 December 2013

18 Financial instruments continued

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. Some of these exposures are offset by denominating borrowings in US dollars (see note 24).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2013 would decrease the carrying value of net assets, excluding net borrowings, by £500m (2012: £495m). This would be offset to a degree by a decrease in net borrowings of £246m (2012: £286m). A strengthening of all currencies by 10% against sterling at 31 December 2013 would increase the carrying value of net assets, excluding net borrowings, by £500m (2012: £495m) and increase net borrowings by £246m (2012: £286).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £92m (2012: £80m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £92m (2012: £80m).

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

In certain situations, Reed Elsevier enters into credit support arrangements with derivative counterparties to mitigate the credit exposures arising from hedge gains on the related financial instruments. Under these arrangements, Reed Elsevier receives (or pays) cash collateral equal to the mark to market valuation of the related derivative asset (or liability) on monthly settlement dates. At 31 December 2013, £13m (2012: nil) of cash collateral had been received, and the resulting payable balance was offset against the related derivative assets of £12m (2012: nil) in the statement of financial position.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A-/A3 by Standard & Poor's, Moody's and Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £156m (2012: £148m); past due two to three months £76m (2012: £58m); past due four to six months £26m (2012: £14m); and past due greater than six months £7m (2012: £1m). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the creditworthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

18 Financial instruments continued

Hedge accounting

The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement. Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,104m (2012: £1,502m) were in place at 31 December 2013 swapping fixed rate term debt issues denominated in US dollars (USD), sterling, euros and Swiss francs (CHF) to floating rate USD, sterling, euro and USD debt respectively for the whole or part of their term.

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2013 were as follows:

GAINS/(LOSSES) ON BORROWINGS AND RELATED DERIVATIVES	1 January 2012 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	**1 January 2013 £m**	**Fair value movement gain/(loss) £m**	**Exchange gain/(loss) £m**	**31 December 2013 £m**
USD debt	–	–	–	–	**–**	**6**	**–**	**6**
Related interest rate swaps	–	–	–	–	**–**	**(6)**	**–**	**(6)**
	–	–	–	–	**–**	**–**	**–**	**–**
GBP debt	(30)	(6)	–	–	**(36)**	**17**	**–**	**(19)**
Related interest rate swaps	30	6	–	–	**36**	**(17)**	**–**	**19**
	–	–	–	–	**–**	**–**	**–**	**–**
EUR debt	(9)	(8)	9	–	**(8)**	**13**	**(1)**	**4**
Related interest rate swaps	9	8	(9)	–	**8**	**(13)**	**1**	**(4)**
	–	–	–	–	**–**	**–**	**–**	**–**
CHF debt	(84)	–	–	4	**(80)**	**14**	**1**	**(65)**
Related CHF to USD cross currency interest rate swaps	84	–	–	(4)	**80**	**(14)**	**(1)**	**65**
	–	–	–	–	**–**	**–**	**–**	**–**
Total USD, GBP, EUR and CHF debt	(123)	(14)	9	4	**(124)**	**50**	**–**	**(74)**
Total related interest rate derivatives	123	14	(9)	(4)	**124**	**(50)**	**–**	**74**
Net gain	–	–	–	–	**–**	**–**	**–**	**–**

All fair value hedges were highly effective throughout the two years ended 31 December 2013.

Gross borrowings as at 31 December 2013 included £31m (2012: £37m) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62m. £5m (2012: £5m) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Gross borrowings included nil (2012: £2m) in relation to fair value adjustments to borrowings previously designated in a fair value hedging relationship which were de-designated during 2012. £2m (2012: £7m) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Notes to the combined financial statements

for the year ended 31 December 2013

18 Financial instruments continued

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Debt hedges comprising interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt), and cross currency interest rate derivatives which hedge the cash flow exposure arising from foreign currency denominated debt.

(2) Revenue hedges comprising forward foreign exchange contracts which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Scientific, Technical & Medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2012 and 2013, including gains and losses on cash flow hedging instruments, were as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at 1 January 2012: losses deferred	(17)	(46)	(63)
(Losses)/gains arising in 2012	(2)	72	70
Amounts recognised in income statement	16	10	26
Exchange translation differences	1	1	2
Hedge reserve at 1 January 2013: (losses)/gains deferred	**(2)**	**37**	**35**
Gains arising in 2013	**1**	**64**	**65**
Amounts recognised in income statement	**3**	**(6)**	**(3)**
Exchange translation differences	**-**	**(1)**	**(1)**
Hedge reserve at 31 December 2013: gains deferred	**2**	**94**	**96**

All cash flow hedges were highly effective throughout the two years ended 31 December 2013.

A tax charge of £23m (2012: £9m) in respect of the above gains and losses at 31 December 2013 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £6m (2012: losses of £10m) were recognised in revenue, and losses of £3m (2012: £16m) were recognised in finance costs. A tax charge of £1m (2012: credit of £5m) was recognised in relation to these items.

The deferred gains and losses on cash flow hedges at 31 December 2013 are currently expected to be recognised in the income statement in future years as follows:

	Debt hedges £m	Revenue hedges £m	Total hedge reserve pre-tax £m
2014	**(2)**	**38**	**36**
2015	**(1)**	**37**	**36**
2016	**-**	**17**	**17**
2017	**-**	**2**	**2**
2018	**5**	**-**	**5**
Gains deferred in hedge reserve at end of year	**2**	**94**	**96**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

19 Deferred tax

	2013 £m	2012 £m
Deferred tax assets	**442**	79
Deferred tax liabilities	**(1,076)**	(919)
Total	**(634)**	(840)

Movements in deferred tax liabilities and assets (before taking into consideration the offsetting of balances within the same jurisdiction) are summarised as follows:

	Deferred tax liabilities			Deferred tax assets				
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at 1 January 2012	(231)	(900)	(105)	16	48	86	62	(1,024)
(Charge)/credit to profit	(5)	85	(9)	(3)	(19)	(21)	23	51
(Charge)/credit to equity/other comprehensive income	–	–	(3)	–	–	91	(6)	82
Acquisitions	1	(10)	–	(3)	(2)	–	(2)	(16)
Disposals/reclassified as held for sale	2	18	7	–	(1)	–	(1)	25
Exchange translation differences	10	35	2	(1)	(3)	(3)	2	42
Deferred tax (liability)/asset at 1 January 2013	**(223)**	**(772)**	**(108)**	**9**	**23**	**153**	**78**	**(840)**
(Charge)/credit to profit	**(138)**	**98**	**(106)**	**346**	**(8)**	**(26)**	**105**	**271**
(Charge)/credit to equity/other comprehensive income	**–**	**–**	**(6)**	**–**	**–**	**(24)**	**12**	**(18)**
Acquisitions	**–**	**(39)**	**–**	**–**	**–**	**–**	**–**	**(39)**
Disposals/reclassified as held for sale	**(3)**	**(18)**	**(9)**	**–**	**–**	**–**	**–**	**(30)**
Exchange translation differences	**13**	**13**	**4**	**(6)**	**(1)**	**1**	**(2)**	**22**
Deferred tax (liability)/asset at 31 December 2013	**(351)**	**(718)**	**(225)**	**349**	**14**	**104**	**193**	**(634)**

Other deferred tax liabilities includes temporary differences in respect of plant, property and equipment, capitalised development spend and financial instruments. Other deferred tax assets includes temporary differences in respect of share based remuneration and provisions.

Deferred tax assets in respect of tax losses and other deductible temporary differences have only been recognised to the extent that it is more likely than not that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused trading losses of approximately £84m (2012: £129m) carried forward at year end. The deferred tax asset not recognised in respect of these losses is approximately £20m (2012: £34m). Of the unrecognised losses, £56m (2012: £47m) will expire if not utilised within 10 years, and £28m (2012: £82m) will expire after more than 10 years.

Deferred tax assets of approximately £14m (2012: £9m) have not been recognised in respect of tax losses and other temporary differences carried forward of £69m (2012: £41m) which can only be used to offset future capital gains.

20 Inventories and pre-publication costs

	2013 £m	2012 £m
Raw materials	**3**	3
Pre-publication costs	**90**	101
Finished goods	**49**	55
Total	**142**	159

Notes to the combined financial statements

for the year ended 31 December 2013

21 Trade and other receivables

	2013 £m	2012 £m
Trade receivables	1,299	1,256
Allowance for doubtful debts	(57)	(51)
	1,242	1,205
Prepayments and accrued income	174	175
Total	1,416	1,380

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2013 £m	2012 £m
At start of year	51	63
Charge for the year	17	13
Trade receivables written off	(11)	(18)
Disposals	-	(6)
Exchange translation differences	-	(1)
At end of year	57	51

22 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2013 £m	2012 £m
Goodwill	16	134
Intangible assets	-	84
Property, plant & equipment	-	3
Deferred tax assets	-	4
Inventories	-	1
Trade and other receivables	5	71
Total assets held for sale	21	297
Trade and other payables	3	69
Deferred tax liabilities	-	27
Total liabilities associated with assets held for sale	3	96

23 Trade and other payables

	2013 £m	2012 £m
Payables and accruals	1,192	1,150
Deferred income	1,403	1,394
Total	2,595	2,544

The carrying amount of trade and other payables approximates to their fair value.

24 Borrowings

	2013			2012		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**287**	**–**	**287**	131	–	131
Term debt	**–**	**1,223**	**1,223**	–	1,526	1,526
Finance leases	**9**	**8**	**17**	7	9	16
Term debt in fair value hedging relationships	**240**	**938**	**1,178**	102	1,036	1,138
Term debt previously in fair value hedging relationships	**112**	**464**	**576**	490	591	1,081
Total	**648**	**2,633**	**3,281**	730	3,162	3,892

In 2013, £186m principal amount of term debt maturing in 2019 was exchanged for £235m principal amount of term debt maturing in 2022 and cash. The exchange is treated as a debt modification for accounting purposes. The premium arising is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is £1,709m (2012: £1,996m). The total fair value of term debt in fair value hedging relationships is £1,288m (2012: £1,177m). The total fair value of term debt previously in fair value hedging relationships is £650m (2012: £1,189m).

Analysis by year of repayment

	2013				2012			
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
Within 1 year	**287**	**352**	**9**	**648**	131	592	7	730
Within 1 to 2 years	**–**	**174**	**5**	**179**	–	644	6	650
Within 2 to 3 years	**–**	**400**	**3**	**403**	–	178	3	181
Within 3 to 4 years	**–**	**341**	**–**	**341**	–	400	–	400
Within 4 to 5 years	**–**	**181**	**–**	**181**	–	359	–	359
After 5 years	**–**	**1,529**	**–**	**1,529**	–	1,572	–	1,572
After 1 year	**–**	**2,625**	**8**	**2,633**	–	3,153	9	3,162
Total	**287**	**2,977**	**17**	**3,281**	131	3,745	16	3,892

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2013 by a $2,000m (£1,207m) committed bank facility maturing in July 2018, which was undrawn.

Analysis by currency

	2013				2012			
	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m	Short term bank loans, overdrafts and commercial paper £m	Term debt £m	Finance leases £m	Total £m
US dollars	**87**	**1,800**	**17**	**1,904**	25	2,059	16	2,100
£ sterling	**27**	**719**	**–**	**746**	–	736	–	736
Euro	**167**	**458**	**–**	**625**	103	950	–	1,053
Other currencies	**6**	**–**	**–**	**6**	3	–	–	3
Total	**287**	**2,977**	**17**	**3,281**	131	3,745	16	3,892

Included in the US dollar amounts for term debt above is £427m (2012: £347m) of debt denominated in Swiss francs (CHF 625m; 2012: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2013, had a fair value of £81m (2012: £80m). £65m (2012: £80m) of these derivatives were designated as fair value hedges of the related Swiss franc debt, and £16m (2012: nil) were undesignated.

Notes to the combined financial statements

for the year ended 31 December 2013

25 Lease arrangements

Finance leases

At 31 December 2013 future finance lease obligations fall due as follows:

	2013 £m	2012 £m
Within one year	**9**	7
In the second to fifth years inclusive	**8**	9
	17	16
Less future finance charges	**–**	–
Total	**17**	16

	2013 £m	2012 £m
Present value of future finance lease obligations payable:		
Within one year	**9**	7
In the second to fifth years inclusive	**8**	9
Total	**17**	16

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2013 outstanding commitments under non-cancellable operating leases fall due as follows:

	2013 £m	2012 £m
Within one year	**103**	117
In the second to fifth years inclusive	**275**	309
After five years	**169**	184
Total	**547**	610

Of the above outstanding commitments, £528m (2012: £577m) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2013 £m	2012 £m
Within one year	**16**	16
In the second to fifth years inclusive	**43**	33
After five years	**25**	17
Total	**84**	66

26 Provisions

	2013			2012		
	Property £m	**Restructuring £m**	**Total £m**	Property £m	Restructuring £m	Total £m
At start of year	**164**	**5**	**169**	109	17	126
Transfers	**-**	**-**	**-**	22	-	22
Charged	**-**	**-**	**-**	62	-	62
Utilised	**(32)**	**(3)**	**(35)**	(24)	(12)	(36)
Exchange translation differences	**(1)**	**-**	**(1)**	(5)	-	(5)
At end of year	**131**	**2**	**133**	164	5	169

Property provisions relate to estimated sub lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 predominantly relates to property exposures on disposed businesses.

At 31 December 2013 provisions are included within current and non-current liabilities as follows:

	2013 £m	2012 £m
Current liabilities	**17**	30
Non-current liabilities	**116**	139
Total	**133**	169

27 Combined share capitals, share premiums and shares held in treasury

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC. Disclosures in respect of share capital are given in note 12 to the Reed Elsevier PLC consolidated financial statements and note 13 to the Reed Elsevier NV consolidated financial statements. Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

During the year Reed Elsevier repurchased 41,961,920 Reed Elsevier PLC ordinary shares, 24,282,106 Reed Elsevier NV ordinary shares and 94,053 Reed Elsevier NV R shares for consideration of £600m. These shares are held in treasury.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2013, shares held by the EBT were £112m (2012: £152m) at cost.

Details of the shares held in treasury are provided in note 12 of the Reed Elsevier PLC consolidated financial statements and note 13 of the Reed Elsevier NV consolidated financial statements.

Notes to the combined financial statements

for the year ended 31 December 2013

28 Other combined reserves

	Hedge reserve 2013 £m	Other reserves 2013 £m	Total 2013 £m	Total Restated 2012 £m
At start of year	26	226	252	(199)
Profit attributable to parent companies' shareholders	-	1,110	1,110	1,044
Dividends paid	-	(549)	(549)	(521)
Actuarial gains/(losses) on defined benefit pension schemes	-	40	40	(293)
Transfer to net profit on disposal of available for sale investments	-	-	-	11
Fair value movements on cash flow hedges	65	-	65	70
Tax recognised in other comprehensive income	(15)	(24)	(39)	77
Increase in share based remuneration reserve (net of tax)	-	48	48	31
Settlement of share awards	-	(40)	(40)	(7)
Transfer to net profit from cash flow hedge reserve (net of tax)	(2)	-	(2)	21
Disposal of non-controlling interests	-	-	-	6
Exchange translation differences	(1)	(4)	(5)	12
At end of year	73	807	880	252

Other reserves principally comprise retained earnings and the share based remuneration reserve.

29 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £1m (2012: £1m). As at 31 December 2013, amounts owed by joint ventures were £7m (2012: £1m) and amounts due to joint ventures were £6m (2012: £1m). Key management personnel are also related parties as defined by IAS24 – Related Party Disclosures and comprise the Executive and Non-Executive Directors of Reed Elsevier PLC and Reed Elsevier NV.

Key management personnel remuneration is set out below: The remuneration details of Executive Directors employed during 2013 are given in the Directors' Remuneration Report single total remuneration table (page 86), with these details forming an integral part of the financial statements. In addition to the Directors reported in the Remuneration Report, Mark Armour served as an Executive Director until 31 December 2012. Details of Mr Armour's remuneration are shown below. For reporting purposes, salary, benefits and annual incentive payments are considered short term employee benefits.

KEY MANAGEMENT PERSONNEL REMUNERATION	2013 £m	2012 £m
Salaries, other short term employee benefits and non-executive fees	4	5
Post employment benefits	1	1
Share based remuneration*	4	5
Total	9	11

EXECUTIVE DIRECTORS		Salary £'000	Benefits £'000	Annual Incentive £'000	Cost of share based remuneration* £'000	Cost of pension provision* £'000	Total £'000
	2013	1,677	260	1,743	3,898	642	8,220
Total Executive Directors	2012	1,910	62	2,074	5,079	770	9,895
	2013	-	-	-	-	-	-
Of which: Mark Armour**	2012	645	24	694	2,067	259	3,689

* The share based remuneration charge comprises the multi-year incentive scheme charges in accordance with IFRS2 – Share Based Payment. These IFRS2 charges do not reflect the actual value received on vesting. The cost of pension provision comprises the transfer value of the increase in accrued pension during the year (net of inflation, Directors' contributions and participation fee) for defined benefit schemes and payments made to defined contribution schemes or in lieu of pension.

** Mark Armour served as an Executive Director until 31 December 2012.

29 Related party transactions continued

NON-EXECUTIVE DIRECTORS

	2013 £'000	2012 £'000
Fees and benefits	**1,088**	1,066

The remuneration details of Non-Executive Directors are set out in the Remuneration Report (page 87), with these details forming an integral part of the financial statements. No termination benefits were paid to any Director in 2013 (2012: nil). No loans, advances or guarantees have been provided on behalf of any Director. The aggregate gains made by Executive Directors on the exercise of options during 2013 were £2,526,305. Details are shown on page 90. As disclosed in last year's Remuneration Report, the current Executive Directors did not exercise any options during 2012. Details of Directors' remuneration are set out in the Directors' Remuneration Report on pages 78 to 94.

30 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Statement of financial position	
	2013	2012	**2013**	2012
Euro to sterling	**1.18**	1.23	**1.20**	1.23
US dollars to sterling	**1.56**	1.59	**1.66**	1.62

31 Approval of financial statements

The combined financial statements were approved and authorised for issue by the Boards of Directors of Reed Elsevier PLC and Reed Elsevier NV on 26 February 2014.

Independent auditors' report

to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Opinion on our audit of the combined financial statements of Reed Elsevier

In our opinion the combined financial statements:

- give a true and fair view of the state of affairs of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") as at 31 December 2013 and of their profit and their cash flows for the year then ended; and
- have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

We have audited the combined financial statements of the combined businesses which comprise the combined income statement, the combined statement of comprehensive income, the combined statement of cash flows, the combined statement of financial position, the combined statement of changes in equity, a summary of significant accounting policies and the related notes 1 to 31. The financial reporting framework that has been applied in their preparation is applicable law and IFRSs as adopted by the European Union.

Our assessment of risks of material misstatement

The assessed risks of material misstatement described below are those that, in our professional judgement, had the greatest effect on our audit strategy, the allocation of resources in the audit and directing the efforts of the engagement team:

RISK	HOW THE SCOPE OF OUR AUDIT RESPONDED TO THE RISK
The assessment of the carrying value of goodwill and acquired intangible assets; The combined businesses had £4,576m of goodwill and £2,404m of acquired intangible assets as at 31 December 2013. The quantum of these balances together with the inherent judgements required to be made when performing an impairment review have resulted in us considering this a significant risk.	We challenged management's assumptions used in the impairment model for goodwill and acquired intangible assets, described in note 14 to the combined financial statements, including specifically the cash flow projections, discount rate, perpetuity growth rates and sensitivities used.
The carrying value of internally developed intangible assets in accordance with IAS38 "Intangible Assets"; The closing net book value of all capitalised development projects is £720m. The quantum of these balances together with the inherent judgements required to be made when performing an impairment review have resulted in us considering this a significant risk.	We challenged management's assessment as to whether development projects in-progress were still expected to deliver sufficient positive economic benefits to the combined businesses upon their completion, and for completed development projects, considered whether the useful economic lives selected remained appropriate.
Revenue recognition, including the timing of revenue recognition and the accounting for multiple element arrangements; Reed Elsevier's businesses continue to evolve and new business models can result in new revenue arrangements. This can result in circumstances which require careful consideration to determine how revenue should be recognised.	We performed tests of controls over revenue recognition, including the timing of revenue recognition and the accounting for revenue recognition in multiple element arrangements, as well as substantive testing, analytical procedures and assessing whether the revenue recognition policies adopted complied with IFRS.
The valuation of amounts recorded for uncertain tax positions; Reed Elsevier operates in a significant number of jurisdictions around the world, all with differing tax regimes with complex cross-border arrangements, and is therefore open to challenge from multiple tax authorities.	We considered the appropriateness of management's assumptions and estimates in relation to uncertain tax positions, challenging those assumptions and considering advice received by management from external parties to support their position.

The above matters are selected from the matters communicated to the Audit Committees, but are not intended to represent all matters that were discussed with them. The Audit Committees' consideration of these risks is set out on page 95.

Our audit procedures relating to these matters were designed in the context of our audit of the financial statements as a whole, and not to express an opinion on individual accounts or disclosures. Our opinion on the financial statements is not modified with respect to any of the risks described above, and we do not express an opinion on these individual matters.

Our application of materiality

We have considered a number of benchmarks in order to guide our determination of our materiality. We determined materiality for the combined businesses to be £85m, which is around 7% of pre-tax profit and below 5% of equity. Our audit work at the operating locations was executed at levels of materiality lower than the materiality for the combined businesses and was capped at £30m or $50m.

We agreed with the Audit Committees that we would report to the Committees all audit differences in excess of £1.7m, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

An overview of the scope of our audit

Our audit of the combined financial statements was scoped by obtaining an understanding of the combined businesses and its environment, including the entity-wide controls, and assessing the risks of material misstatement at the combined businesses level. Based on that risk assessment, we designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. In making those risk assessments, we considered internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. As part of an audit in accordance with the applicable standards, we exercised professional judgment and maintained professional scepticism throughout the planning and performance of the audit.

Based on that assessment, our audit scope for the combined businesses focused primarily on the audits of seventeen operating locations, which represent the principal business units within the combined businesses' five reportable segments. These locations, together with the combined businesses' head office functions, which were also subject to a full scope audit, account for 95% of the combined businesses' total assets, 92% of the combined businesses' total liabilities, 80% of the combined businesses' revenue, 84% of the combined businesses' adjusted operating profit and 87% of the combined businesses' profit before tax. They were also selected to provide an appropriate basis for undertaking audit work to address the risks of material misstatement identified above.

The combined businesses' audit team continued to follow a programme of planned visits that has been designed so that the Audit Partners of Reed Elsevier PLC and Reed Elsevier NV frequently visit the key locations. The Audit Partners also attend audit close meetings with management of each of the combined businesses' five operating segments, alongside the local auditors of the business units.

We also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components not subject to audit.

We obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities to express an opinion on the combined financial statements. We are responsible for the direction, supervision and performance of the combined businesses' audit. We remain responsible for our audit opinion.

Going concern

The financial statements of the combined businesses have been prepared using the going concern basis of accounting. The use of this basis of accounting is appropriate unless management either intends to liquidate the combined businesses or to cease operations, or has no realistic alternative but to do so.

We have reviewed the Report of the Boards on page 76 where the Board has not identified a material uncertainty that may cast significant doubt on the combined businesses' ability to continue as a going concern. We confirm that:

- we have not identified material uncertainties related to events or conditions that may cast significant doubt on the combined businesses' ability to continue as a going concern which we believe would need to be disclosed in accordance with IFRSs as adopted by the European Union; and
- we have concluded that the Board's use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the combined businesses' ability to continue as a going concern.

Other matters

The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV, which have been audited under locally adopted auditing standards and which include the other opinions required by local laws and regulations, appear on pages 174 to 175 and 197 to 198.

Respective responsibilities of directors and auditor

As explained more fully in the Directors' responsibilities statement, the Boards are responsible for the preparation of the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for being satisfied that they give a true and fair view and for such internal control as they determine is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to audit and express an opinion on the combined financial statements in accordance with International Standards on Auditing (UK and Ireland) as issued by the United Kingdom Auditing Practices Board and Dutch Law, including the Dutch Standards on Auditing. The standards require us to comply with our respective professions' ethical requirements, including the Auditing Practices Board's Ethical Standards for Auditors and the International Ethical Standards Board of Accountants Code of Ethics. We are independent of the group within the meaning of the applicable law and regulation and have fulfilled our other responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are required to communicate with the Audit Committees regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We are also required to provide the Audit Committees with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable related safeguards.

Scope of the audit of the combined financial statements

An audit involves obtaining evidence about the amounts and disclosures in the combined financial statements sufficient to give reasonable assurance that the combined financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the combined businesses' circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the combined financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited combined financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants
and Statutory Auditor
London, United Kingdom
26 February 2014

A Sandler
Deloitte Accountants B.V.
Amsterdam
The Netherlands

26 February 2014

Summary combined financial information in euros

In this section

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros using the exchange rates provided in note 30 to the combined financial statements.

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 €m	Restated 2012 €m
Revenue	1	**7,121**	7,523
Cost of sales		**(2,499)**	(2,631)
Gross profit		**4,622**	4,892
Selling and distribution costs		**(1,186)**	(1,249)
Administration and other expenses		**(1,847)**	(2,033)
Operating profit before joint ventures	1	**1,589**	1,610
Share of results of joint ventures		**35**	29
Operating profit		**1,624**	1,639
Finance income		**12**	20
Finance costs		**(243)**	(299)
Net finance costs		**(231)**	(279)
Disposals and other non operating items		**19**	56
Profit before tax		**1,412**	1,416
Current tax		**(416)**	(189)
Deferred tax		**320**	63
Tax expense		**(96)**	(126)
Net profit for the year		**1,316**	1,290
Attributable to:			
Parent companies' shareholders		**1,310**	1,284
Non-controlling interests		**6**	6
Net profit for the year		**1,316**	1,290

Combined statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2013 €m	Restated 2012 €m
Net profit for the year	**1,316**	1,290
Items that will not be reclassified to profit or loss:		
Actuarial gains/(losses) on defined benefit pension schemes	**47**	(360)
Tax on items that will not be reclassified to profit or loss	**(28)**	118
Total items that will not be reclassified to profit or loss	**19**	(242)
Items that may be reclassified subsequently to profit or loss:		
Exchange differences on translation of foreign operations	**(171)**	(102)
Transfer to net profit on disposal of available for sale investments	**–**	14
Fair value movements on cash flow hedges	**77**	86
Transfer to net profit from cash flow hedge reserve (net of tax)	**(2)**	26
Tax on items that may be reclassified to profit or loss	**(18)**	(24)
Total items that may be reclassified to profit or loss	**(114)**	–
Other comprehensive loss for the year	**(95)**	(242)
Total comprehensive income for the year	**1,221**	1,048
Attributable to:		
Parent companies' shareholders	**1,215**	1,042
Non-controlling interests	**6**	6
Total comprehensive income for the year	**1,221**	1,048

Combined statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 €m	2012 €m
Cash flows from operating activities			
Cash generated from operations	4	**2,293**	2,272
Interest paid		**(236)**	(284)
Interest received		**6**	9
Tax paid (net)		**(427)**	(266)
Net cash from operating activities		**1,636**	1,731
Cash flows from investing activities			
Acquisitions	4	**(261)**	(389)
Purchases of property, plant and equipment		**(67)**	(86)
Expenditure on internally developed intangible assets		**(296)**	(323)
Purchase of investments		**(12)**	(9)
Proceeds from disposals of property, plant and equipment		**7**	9
Gross proceeds from business disposals		**367**	289
Payments on business disposals		**(137)**	(101)
Dividends received from joint ventures		**26**	25
Net cash used in investing activities		**(373)**	(585)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(648)**	(641)
Distributions to non-controlling interests		**(7)**	(5)
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		**199**	(534)
Issuance of term debt		**217**	728
Repayment of term debt		**(1,080)**	(538)
Repayment of finance leases		**(12)**	(5)
Disposal of non-controlling interests		**–**	9
Repurchase of ordinary shares		**(708)**	(308)
Proceeds on issue of ordinary shares		**148**	59
Net cash used in financing activities		**(1,891)**	(1,235)
Decrease in cash and cash equivalents	4	**(628)**	(89)
Movement in cash and cash equivalents			
At start of year		**788**	871
Decrease in cash and cash equivalents		**(628)**	(89)
Exchange translation differences		**(2)**	6
At end of year		**158**	788

Combined statement of financial position

AS AT 31 DECEMBER	Note	2013 €m	2012 €m
Non-current assets			
Goodwill		**5,491**	5,591
Intangible assets		**3,749**	4,028
Investments in joint ventures		**150**	123
Other investments		**110**	97
Property, plant and equipment		**285**	325
Deferred tax assets		**530**	97
Derivative financial instruments		**77**	170
		10,392	10,431
Current assets			
Inventories and pre-publication costs		**171**	196
Trade and other receivables		**1,699**	1,697
Derivative financial instruments		**149**	70
Cash and cash equivalents	4	**158**	788
		2,177	2,751
Assets held for sale		**25**	365
Total assets		**12,594**	13,547
Current liabilities			
Trade and other payables		**3,114**	3,129
Derivative financial instruments		**5**	14
Borrowings	6	**778**	898
Taxation		**705**	742
Provisions	7	**20**	37
		4,622	4,820
Non-current liabilities			
Derivative financial instruments		**16**	-
Borrowings	6	**3,159**	3,889
Deferred tax liabilities		**1,291**	1,130
Net pension obligations	2	**455**	573
Provisions	7	**139**	171
		5,060	5,763
Liabilities associated with assets held for sale		**4**	118
Total liabilities		**9,686**	10,701
Net assets		**2,908**	2,846
Capital and reserves			
Combined share capitals		**269**	274
Combined share premiums		**3,464**	3,354
Combined shares held in treasury		**(1,757)**	(1,106)
Translation reserve		**25**	161
Other combined reserves	8	**867**	121
Combined shareholders' equity		**2,868**	2,804
Non-controlling interests		**40**	42
Total equity		**2,908**	2,846

Combined statement of changes in equity

	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Combined share-holders' equity €m	Non-controlling interests €m	Total equity €m
Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive income for the year	–	–	–	(102)	1,144	1,042	6	1,048
Dividends paid	–	–	–	–	(641)	(641)	(5)	(646)
Issue of ordinary shares, net of expenses	1	58	–	–	–	59	–	59
Repurchase of ordinary shares	–	–	(308)	–	–	(308)	–	(308)
Increase in share based remuneration reserve	–	–	–	–	38	38	–	38
Settlement of share awards	–	–	9	–	(9)	–	–	–
Acquisitions	–	–	–	–	–	–	11	11
Disposal of non-controlling interests	–	–	–	–	8	8	1	9
Exchange differences on translation of capital and reserves	5	28	(11)	(34)	12	–	(1)	(1)
Balance at 1 January 2013	**274**	**3,354**	**(1,106)**	**161**	**121**	**2,804**	**42**	**2,846**
Total comprehensive income for the year	**–**	**–**	**–**	**(171)**	**1,386**	**1,215**	**6**	**1,221**
Dividends paid	**–**	**–**	**–**	**–**	**(648)**	**(648)**	**(7)**	**(655)**
Issue of ordinary shares, net of expenses	**1**	**147**	**–**	**–**	**–**	**148**	**–**	**148**
Repurchase of ordinary shares	**–**	**–**	**(708)**	**–**	**–**	**(708)**	**–**	**(708)**
Increase in share based remuneration reserve (net of tax)	**–**	**–**	**–**	**–**	**57**	**57**	**–**	**57**
Settlement of share awards	**–**	**–**	**47**	**–**	**(47)**	**–**	**–**	**–**
Exchange differences on translation of capital and reserves	**(6)**	**(37)**	**10**	**35**	**(2)**	**–**	**(1)**	**(1)**
Balance at 31 December 2013	**269**	**3,464**	**(1,757)**	**25**	**867**	**2,868**	**40**	**2,908**

Notes to the summary combined financial information in euros

1 Segment analysis

ANALYSIS BY BUSINESS SEGMENT	Revenue		Operating profit		Adjusted operating profit	
	2013 €m	2012 €m	2013 €m	Restated 2012 €m	2013 €m	Restated 2012 €m
Scientific, Technical & Medical	**2,509**	2,538	**876**	868	**975**	960
Risk Solutions	**1,101**	1,139	**368**	346	**489**	482
Business Information	**645**	815	**84**	93	**126**	146
Legal	**1,849**	1,980	**164**	180	**281**	288
Exhibitions	**1,017**	1,051	**190**	210	**251**	258
Sub-total	**7,121**	7,523	**1,682**	1,697	**2,122**	2,134
Corporate costs	**–**	–	**(58)**	(58)	**(58)**	(58)
Total	**7,121**	7,523	**1,624**	1,639	**2,064**	2,076

Share of post-tax results of joint ventures of €35m (2012: €29m) included in operating profit comprises €7m (2012: €2m) relating to Legal and €28m (2012: €27m) relating to Exhibitions.

ANALYSIS OF REVENUE BY GEOGRAPHICAL ORIGIN	2013 €m	2012 €m
North America	**3,661**	3,840
United Kingdom	**1,162**	1,188
The Netherlands	**774**	752
Rest of Europe	**824**	969
Rest of world	**700**	774
Total	**7,121**	7,523

ANALYSIS OF REVENUE BY GEOGRAPHICAL MARKET	2013 €m	2012 €m
North America	**3,637**	3,879
United Kingdom	**523**	544
The Netherlands	**196**	203
Rest of Europe	**1,267**	1,447
Rest of world	**1,498**	1,450
Total	**7,121**	7,523

ANALYSIS OF REVENUE BY FORMAT	2013 €m	2012 €m
Electronic	**4,686**	4,792
Print	**1,378**	1,605
Face to face	**1,057**	1,126
Total	**7,121**	7,523

1 Segment analysis continued

ANALYSIS OF REVENUE BY TYPE

	2013 €m	2012 €m
Subscriptions	**3,672**	3,663
Transactional	**3,166**	3,429
Advertising	**283**	431
Total	**7,121**	7,523

ANALYSIS BY BUSINESS SEGMENT

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2013 €m	2012 €m	2013 €m	2012 €m	2013 €m	2012 €m	2013 €m	2012 €m
Scientific, Technical & Medical	**59**	148	**110**	130	**90**	84	**112**	101
Risk Solutions	**193**	18	**30**	26	**114**	134	**26**	28
Business Information	**6**	–	**21**	21	**37**	46	**12**	17
Legal	**18**	98	**200**	213	**87**	102	**127**	113
Exhibitions	**66**	219	**18**	31	**47**	39	**17**	20
Total	**342**	483	**379**	421	**375**	405	**294**	279

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes amounts in respect of joint ventures of €1m (2012: €1m) in Exhibitions. Other than the depreciation and amortisation above, non cash items include €37m (2012: €38m) relating to the recognition of share based remuneration and comprise €7m (2012: €6m) in Scientific, Technical & Medical, €4m (2012: nil) in Risk Solutions, €2m (2012: €4m) in Business Information, €7m (2012: €8m) in Legal, €5m (2012: €5m) in Exhibitions and €12m (2012: €15m) in Corporate.

ANALYSIS OF NON-CURRENT ASSETS BY GEOGRAPHICAL LOCATION

	2013 €m	2012 €m
North America	**7,549**	8,012
United Kingdom	**701**	645
The Netherlands	**150**	148
Rest of Europe	**904**	897
Rest of world	**481**	462
Total	**9,785**	10,164

Non-current assets by geographical location exclude amounts relating to deferred tax assets and derivative financial instruments.

Notes to the summary combined financial information in euros

2 Pension schemes

The pension expense recognised within operating expense is:

ANALYSIS OF REVENUE BY FORMAT	2013 €m	Restated 2012 €m
Defined benefit pension expense	**16**	53
Defined contribution pension expense	**56**	56
Total	**72**	109

The amounts recognised in the income statement in respect of defined benefit pension schemes during the year are presented by major scheme as follows:

	2013				Restated 2012			
	UK €m	**US €m**	**NL €m**	**Total €m**	UK €m	US €m	NL €m	Total €m
Service cost	**34**	**34**	**18**	**86**	33	35	10	78
Settlement, past service and curtailment credits	**–**	**(60)**	**(10)**	**(70)**	(1)	(24)	–	(25)
Defined benefit pension expense	**34**	**(26)**	**8**	**16**	32	11	10	53
Net interest on net defined benefit obligation	**7**	**10**	**5**	**22**	6	9	(1)	14
Net defined benefit pension expense	**41**	**(16)**	**13**	**38**	38	20	9	67

Net interest on defined benefit pension scheme liabilities is presented within net finance costs in the income statement. Service cost, including settlements, past service credits and curtailments is presented within operating expenses.

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2013				Restated 2012			
	UK €m	**US €m**	**NL €m**	**Total €m**	UK €m	US €m	NL €m	Total €m
Defined benefit obligation								
At start of year	**(3,264)**	**(1,135)**	**(856)**	**(5,255)**	(2,975)	(1,029)	(647)	(4,651)
Service cost	**(34)**	**(34)**	**(18)**	**(86)**	(33)	(35)	(10)	(78)
Settlements, past service and curtailment credits	**–**	**60**	**10**	**70**	1	24	–	25
Interest on pension scheme liabilities	**(144)**	**(49)**	**(30)**	**(223)**	(153)	(54)	(37)	(244)
Actuarial (loss)/gain on financial assumptions	**(204)**	**101**	**21**	**(82)**	(113)	(179)	(178)	(470)
Actuarial (loss)/gain arising from experience assumptions	**9**	**(12)**	**(3)**	**(6)**	(18)	(22)	1	(39)
Contributions by employees	**(7)**	**–**	**(6)**	**(13)**	(9)	–	(5)	(14)
Benefits paid*	**111**	**110**	**22**	**243**	110	138	18	266
Exchange translation differences	**75**	**44**	**1**	**120**	(74)	22	2	(50)
At end of year	**(3,458)**	**(915)**	**(859)**	**(5,232)**	(3,264)	(1,135)	(856)	(5,255)
Fair value of scheme assets								
At start of year	**3,095**	**874**	**713**	**4,682**	2,845	871	645	4,361
Interest income on plan assets	**137**	**39**	**25**	**201**	147	45	38	230
Return on assets excluding amounts included in interest income	**131**	**5**	**(1)**	**135**	56	65	28	149
Contributions by employer	**42**	**39**	**17**	**98**	78	47	18	143
Contributions by employees	**7**	**–**	**6**	**13**	9	–	5	14
Benefits paid*	**(111)**	**(110)**	**(22)**	**(243)**	(109)	(138)	(19)	(266)
Exchange translation differences	**(72)**	**(36)**	**(1)**	**(109)**	69	(16)	(2)	51
At end of year	**3,229**	**811**	**737**	**4,777**	3,095	874	713	4,682
Net defined benefit pension obligation	**(229)**	**(104)**	**(122)**	**(455)**	(169)	(261)	(143)	(573)

* included in benefits paid are settlements of €61m (2012: €92m).

As at 31 December 2013 the defined benefit obligations comprise €5,040m (2012: €5,058m) in relation to funded schemes and €192m (2012: €197m) in relation to unfunded schemes.

3 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items, exceptional tax credits (in 2012 only) and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	2013 €m	Restated 2012 €m
Operating profit	**1,624**	1,639
Adjustments:		
Amortisation of acquired intangible assets	**375**	405
Acquisition related costs	**51**	26
Reclassification of tax in joint ventures	**14**	6
Adjusted operating profit	**2,064**	2,076
Profit before tax	**1,412**	1,416
Adjustments:		
Amortisation of acquired intangible assets	**375**	405
Acquisition related costs	**51**	26
Reclassification of tax in joint ventures	**14**	6
Net financing charge on defined benefit pension schemes	**22**	14
Disposals and other non operating items	**(19)**	(56)
Adjusted profit before tax	**1,855**	1,811
Tax charge	**(96)**	(126)
Adjustments:		
Deferred tax movements on goodwill and acquired intangible assets	**9**	8
Tax on acquisition related costs	**(14)**	(6)
Reclassification of tax in joint ventures	**(14)**	(6)
Tax on net financing charge on defined benefit pension schemes	**(7)**	(4)
Tax on disposals and other non operating items	**40**	(71)
Other deferred tax credits from intangible assets*	**(354)**	(103)
Exceptional prior year tax credit	**-**	(118)
Adjusted tax charge	**(436)**	(426)
Profit attributable to parent companies' shareholders	**1,310**	1,284
Adjustments (post tax):		
Amortisation of acquired intangible assets	**384**	413
Acquisition related costs	**37**	20
Net financing charge on defined benefit pension schemes	**15**	10
Disposals and other non operating items	**21**	(127)
Other deferred tax credits from intangible assets*	**(354)**	(103)
Exceptional prior year tax credits	**-**	(118)
Adjusted profit attributable to parent companies' shareholders	**1,413**	1,379
Cash generated from operations	**2,293**	2,272
Dividends received from joint ventures	**26**	25
Purchases of property, plant and equipment	**(67)**	(86)
Proceeds from disposals of property, plant and equipment	**7**	9
Expenditure on internally developed intangible assets	**(296)**	(323)
Payments in relation to exceptional restructuring costs	**14**	30
Payments in relation to acquisition related costs	**33**	45
Adjusted operating cash flow	**2,010**	1,972

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

Notes to the summary combined financial information in euros

4 Statement of cash flows

RECONCILIATION OF OPERATING PROFIT BEFORE JOINT VENTURES TO CASH GENERATED FROM OPERATIONS	2013 €m	Restated 2012 €m
Operating profit before joint ventures	**1,589**	1,610
Amortisation of acquired intangible assets	**374**	404
Amortisation of internally developed intangible assets	**189**	186
Depreciation of property, plant and equipment	**105**	93
Share based remuneration	**37**	38
Total non cash items	**705**	721
Decrease in inventories and pre-publication costs	**12**	26
Decrease in receivables	**6**	5
Decrease in payables	**(19)**	(90)
Increase in working capital	**(1)**	(59)
Cash generated from operations	**2,293**	2,272

CASH FLOW ON ACQUISITIONS	2013 €m	2012 €m
Purchase of businesses	**(229)**	(339)
Investment in joint ventures	**(7)**	(13)
Deferred payments relating to prior year acquisitions	**(25)**	(37)
Total	**(261)**	(389)

RECONCILIATION OF NET BORROWINGS	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2013 €m	2012 €m
At start of year	**788**	**(4,787)**	**153**	**(3,846)**	(4,119)
Decrease in cash and cash equivalents	**(628)**	**-**	**-**	**(628)**	(89)
Net movement in short term bank loans, overdrafts and commercial paper	**-**	**(182)**	**(17)**	**(199)**	534
Issuance of term debt	**-**	**(217)**	**-**	**(217)**	(728)
Repayment of term debt	**-**	**1,080**	**-**	**1,080**	538
Repayment of finance leases	**-**	**12**	**-**	**12**	5
Change in net borrowings resulting from cash flows	**(628)**	**693**	**(17)**	**48**	260
Inception of finance leases	**-**	**(14)**	**-**	**(14)**	(16)
Fair value and other adjustments to borrowings and related derivatives	**-**	**38**	**(39)**	**(1)**	1
Exchange translation differences	**(2)**	**133**	**(4)**	**127**	28
At end of year	**158**	**(3,937)**	**93**	**(3,686)**	(3,846)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge the fair value of fixed rate borrowings, and payable/receivable balances in respect of cash collateral received/paid.

5 Acquisitions

During the year a number of acquisitions were made for a total consideration of €282m (2012: €419m), after taking account of net cash acquired of €17m (2012: €15m). The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and of the assets and liabilities acquired are summarised below.

	Fair value 2013 €m	Fair value 2012 €m
Goodwill	**185**	203
Intangible assets	**157**	281
Property, plant & equipment	**-**	1
Current assets	**11**	26
Current liabilities	**(25)**	(75)
Current tax	**-**	3
Deferred tax	**(46)**	(20)
Net assets acquired	**282**	419
Consideration (after taking account of €17m (2012: €15m) net cash acquired)	**282**	419
Less: consideration deferred to future years	**(42)**	(28)
Less: acquisition date fair value of equity interest	**(11)**	(52)
Net cash flow	**229**	339

Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2014 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2012.

The businesses acquired in 2013 contributed €32m to revenue, increased adjusted operating profit by €9m, increased adjusted net profit by €9m, decreased reported net profit by €1m, and contributed a net cash outflow of €4m from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a pro forma basis the Reed Elsevier revenues, adjusted operating profit, adjusted net profit attributable to parent companies' shareholders and net profit attributable to parent companies' shareholders for the year would have been €7,159m, €2,066m, €1,415m and €1,312m respectively before taking account of acquisition financing costs.

Notes to the summary combined financial information in euros

6 Borrowings

	2013			2012		
	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**344**	**-**	**344**	161	-	161
Term debt	**-**	**1,468**	**1,468**	-	1,877	1,877
Finance leases	**11**	**9**	**20**	9	11	20
Term debt in fair value hedging relationships	**288**	**1,126**	**1,414**	125	1,274	1,399
Term debt previously in fair value hedging relationships	**135**	**556**	**691**	603	727	1,330
Total	**778**	**3,159**	**3,937**	898	3,889	4,787

In 2013, €223m principal amount of term debt maturing in 2019 was exchanged for €282m principal amount of term debt maturing in 2022 and cash. The exchange is treated as a debt modification for accounting purposes. The premium is offset against the carrying amount of the newly issued term debt maturing in 2022 and will be amortised over its life.

The total fair value of financial liabilities measured at amortised cost is €2,051m (2012: €2,455m). The total fair value of other loans in fair value hedging relationships is €1,546m (2012: €1,448m). The total fair value of other loans previously in fair value hedging relationships is €780m (2012: €1,462m).

Analysis by year of repayment

	2013				2012			
	Short term bank loans, overdrafts and commercial paper €m	Term debt €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Term debt €m	Finance leases €m	Total €m
Within 1 year	**344**	**423**	**11**	**778**	161	728	9	898
Within 1 to 2 years	**-**	**209**	**6**	**215**	-	792	7	799
Within 2 to 3 years	**-**	**480**	**3**	**483**	-	219	4	223
Within 3 to 4 years	**-**	**409**	**-**	**409**	-	492	-	492
Within 4 to 5 years	**-**	**217**	**-**	**217**	-	442	-	442
After 5 years	**-**	**1,835**	**-**	**1,835**	-	1,933	-	1,933
After 1 year	**-**	**3,150**	**9**	**3,159**	-	3,878	11	3,889
Total	**344**	**3,573**	**20**	**3,937**	161	4,606	20	4,787

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2013 by a $2,000m (€1,448m) committed bank facility maturing in July 2018, which was undrawn.

6 Borrowings continued

Analysis by currency

	2013				2012			
	Short term bank loans, overdrafts and commercial paper €m	Term debt €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Term debt €m	Finance leases €m	Total €m
US dollars	**104**	**2,160**	**20**	**2,284**	30	2,532	20	2,582
£ sterling	**32**	**863**	**-**	**895**	–	905	–	905
Euro	**201**	**550**	**-**	**751**	127	1,169	–	1,296
Other currencies	**7**	**-**	**-**	**7**	4	–	–	4
Total	**344**	**3,573**	**20**	**3,937**	161	4,606	20	4,787

Included in the US dollar amounts for term debt above is €512m (2012: €427m) of debt denominated in Swiss francs (CHF 625m; 2012: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments which, as at 31 December 2013, had a fair value of €97m (2012: €98m). €78m (2012: €98m) of these derivatives were designated as fair value hedges of the related Swiss franc debt, and €19m (2012: nil) were undesignated.

7 Provisions

	2013			2012		
	Property €m	Restructuring €m	Total €m	Property €m	Restructuring €m	Total €m
At start of year	**202**	**6**	**208**	131	21	152
Transfers	**-**	**-**	**-**	27	–	27
Charged	**-**	**-**	**-**	76	–	76
Utilised	**(38)**	**(4)**	**(42)**	(30)	(15)	(45)
Exchange translation differences	**(7)**	**-**	**(7)**	(2)	–	(2)
At end of year	**157**	**2**	**159**	202	6	208

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. The charge in 2012 predominantly relates to property exposures on disposed businesses.

At 31 December 2013 provisions are included within current and non-current liabilities as follows:

	2013 €m	2012 €m
Current liabilities	**20**	37
Non-current liabilities	**139**	171
Total	**159**	208

Notes to the summary combined financial information in euros

8 Other combined reserves

	Hedge reserve 2013 €m	Other reserves 2013 €m	Total 2013 €m	Total Restated 2012 €m
At start of year	**32**	**89**	**121**	(431)
Profit attributable to parent companies' shareholders	**-**	**1,310**	**1,310**	1,284
Dividends paid	**-**	**(648)**	**(648)**	(641)
Actuarial gains/(losses) on defined benefit pension schemes	**-**	**47**	**47**	(360)
Transfer to net profit on disposal of available for sale investments	**-**	**-**	**-**	14
Fair value movements on cash flow hedges	**77**	**-**	**77**	86
Tax recognised in other comprehensive income	**(18)**	**(28)**	**(46)**	94
Increase in share based remuneration reserve (net of tax)	**-**	**57**	**57**	38
Settlement of share awards	**-**	**(47)**	**(47)**	(9)
Transfer to net profit from cash flow hedge reserve (net of tax)	**(2)**	**-**	**(2)**	26
Disposal of non-controlling interests	**-**	**-**	**-**	8
Exchange translation differences	**(1)**	**(1)**	**(2)**	12
At end of year	**88**	**779**	**867**	121

Other reserves principally comprise retained earnings and the share based remuneration reserve.

9 Exchange rates

	Income statement		Statement of financial position	
	2013	2012	**2013**	2012
Sterling to euro	**0.85**	0.81	**0.83**	0.81
US dollars to euro	**1.32**	1.29	**1.38**	1.32

Reed Elsevier PLC Annual Report and Financial Statements

In this section

Company number: 77536

Directors' report

The Directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2013.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 69, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This Directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 139. A review of the Reed Elsevier combined businesses and their performance in the year is set out on pages 7 to 39, a summary of the principal risks facing Reed Elsevier is set out on pages 60 to 62, and the Reed Elsevier statement on corporate responsibility is set out on pages 41 to 50.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduced the consolidated attributable earnings by £15m (2012: £14m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets, acquisition-related costs, disposal gains and losses and other non-operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities related to acquired intangible assets and include the benefit of tax amortisation where available on acquired goodwill and intangible assets.

Consolidated income statement

Comparative figures have been restated following the adoption of IAS19 Employee Benefits (revised). Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the Reed Elsevier combined businesses was £832m (2012: £779m). Reported profit before tax, including the Reed Elsevier PLC shareholders' share of amortisation charges, acquisition-related costs and disposals and other non-operating items, was £576m (2012: £532m). The increase reflects the improved trading performance offset by lower disposal gains.

Elsevier achieved good growth in primary research submissions and usage, and in databases and tools, across the scientific, technical and medical segments. At Risk Solutions, all business segments achieved strong growth. At Business Information underlying revenue growth accelerated reflecting continued good growth in data services, modest growth elsewhere, and portfolio development. Legal maintained positive underlying revenue growth despite subdued market conditions in the US and Europe. Exhibitions achieved strong underlying growth excluding the effect of biennial show cycling; while growth in Europe was modest, the US, Japan, Brazil and other markets grew well. The overall adjusted operating margin was 1.4 percentage points higher despite investment in global technology platforms and new products and services, reflecting a combination of process innovation, portfolio development and currency effects.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the combined businesses was £633m (2012: £593m). After deducting the company's share of the post tax charge for amortisation of acquired intangible assets, and acquisition-related costs, disposal-related and other non-operating items, the net financing charge on defined benefit pension schemes, exceptional prior year tax credits (in 2012 only) and movements on deferred taxes related to acquired intangible assets, the reported net profit for the year was £572m (2012: £538m).

Adjusted earnings per share increased 9% to 54.0p (2012: 49.4p). At constant rates of exchange, the adjusted earnings per share were 7% higher. Including the effect of the tax credit equalisation as well as amortisation of acquired intangible assets, acquisition-related costs, disposal-related and other non-operating items, the net financing charge on defined benefit pension schemes, and tax adjustments, the basic earnings per share were 48.8p (2012: 44.8p).

Consolidated statement of financial position

The consolidated statement of financial position of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier which as at 31 December 2013 was £1,264m (2012: £1,206m). The £58m increase in net assets reflects the company's share in the comprehensive income of Reed Elsevier partially offset by dividends paid and shares repurchased.

Dividends

The Board is recommending an equalised final dividend of 17.95p per ordinary share (2012: 17.0p). This gives total ordinary dividends for the year of 24.60p (2012: 23.0p). The final dividend will be paid on 23 May 2014 to shareholders on the Register on 2 May 2014.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2 times. The Boards of the company and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least 2.0 times over the longer term.

The total dividend paid on the ordinary shares in the financial year was £278m (2012: £264m).

Parent company financial statements
The individual parent company financial statements of Reed Elsevier PLC are presented on pages 172 to 173, and are prepared under UK Generally Accepted Accounting Practice. Parent company shareholders' funds as at 31 December 2013 were £3,044m (2012: £3,490m).

Corporate governance
The company has complied throughout the year with the provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in September 2012 (the UK Code). The UK Code is publicly available at www.frc.org.uk. Details of how the principles of the UK Code have been applied and the Directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 69 to 77.

Details of the role and responsibilities, membership and activities of the Reed Elsevier Audit Committees, including the company's Audit Committee, are set out in the Report of the Audit Committees on pages 95 and 96.

Greenhouse Gas Emissions
The company is required to state the annual quantity of emissions in tonnes of carbon dioxide equivalent from activities for which the group is responsible. Details of our emissions during the year ended 31 December 2013 and the actions being taken to reduce them are set out in the Corporate Responsibility section of the Strategic Report on pages 49 and 50 and form part of the Directors' report disclosures. Further details can be found in our online Corporate Responsibility Report at www.reedelsevier.com/go/CRReport.

Directors
The following served as Directors of the company during the year:

A J Habgood (Chairman)
E Engstrom (Chief Executive Officer)
D J Palmer (Chief Financial Officer)
M W Elliott (retired 25 April 2013)
W Hauser (appointed 25 April 2013)
A N Hennah
L Hook (Senior Independent Director as of 23 April 2013)
R B Polet
Sir David Reid (retired 25 April 2013)
L S Sanford
B van der Veer

Biographical details of the Directors at the date of this report are given on pages 64 and 65.

Directors are appointed in accordance with the Articles of Association (the Articles), which provide that any director appointed during the year holds office only until the next following Annual General Meeting (AGM) and is then eligible for election by the shareholders. The company's Articles provide that at every AGM of the company, one-third of the directors (or if their number is not a multiple of three the number nearest to one-third) shall retire from office and, if they wish, put themselves up for re-election by the shareholders. The UK Code recommends that all directors should seek re-election by shareholders annually. Accordingly, the Board has adopted this practice.

The office of director shall be vacated if he or she: (i) resigns; (ii) becomes bankrupt or compounds with his or her creditors generally; (iii) is or may be suffering from a mental illness; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to the company's Articles. Subject to the shareholders' rights to appoint individuals to the Board in accordance with the company's Articles, no individual may be appointed to the Board unless such appointment is recommended by the Nominations Committee.

Mark Elliott and Sir David Reid retired as Directors at the conclusion of the AGM in April 2013 and Wolfhart Hauser was appointed to the Board on 25 April 2013.

In accordance with the provisions of the UK Code, all of the Directors will retire from the Board at the AGM in 2014 and, being eligible, they will each offer themselves for re-election. Taking into account the assessment by the Corporate Governance Committee of the qualifications, performance and effectiveness of each individual Director seeking re-election, the Board has accepted a recommendation from the Nominations Committee that each Director be proposed for re-election at the 2014 AGM.

In September 2013, Duncan Palmer gave notice of his resignation as Chief Financial Officer effective as of 25 September 2014 or such earlier date as Reed Elsevier may designate. In January 2014, Reed Elsevier announced the appointment of Nick Luff as Chief Financial Officer to be effective at a date to be confirmed but is expected to be no later than 15 December 2014.

In accordance with the Articles, Directors are normally subject to election by shareholders at the first AGM following their appointment by the Board. Notwithstanding the effective date of Nick Luff's appointment remains to be confirmed, shareholders will be asked to elect Mr Luff at the AGM in April 2014.

The notice period applicable to the service contracts of Erik Engstrom, Duncan Palmer and Nick Luff is 12 months. The remaining Directors seeking re-election at the 2014 AGM do not have service contracts.

Details of Directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 78 to 94.

Share capital
The company's issued share capital comprises a single class of ordinary shares, all of which are listed on the London Stock Exchange. All issued shares are fully paid up and carry no additional obligations or special rights. Each share carries the right to one vote at general meetings of the company. In a general meeting, subject to any rights and restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). Subject to any rights or restrictions attached to

Directors' report

any shares, on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Proxy appointments and voting instructions must be received by the company's registrars not less than 48 hours before a general meeting. There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles and prevailing legislation. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights attached to the shares.

At the 2013 AGM, shareholders passed a resolution authorising the Directors to allot shares up to a nominal value of £9m, representing less than 5% of the company's issued share capital. Since the 2013 AGM, no shares have been issued under this authority. The shareholder authority also permitted the Directors to allot shares in order to satisfy entitlements under employee share plans, and details of such allotments are noted below. The authority to allot shares will expire at the 2014 AGM, and a resolution to further extend the authority will be submitted to the shareholders at the 2014 AGM.

During the year, 9,438,719 ordinary shares in the company were issued in order to satisfy entitlements under employee share plans as follows:

- 440,685 under a UK Sharesave option scheme at prices between 401.60p and 596p per share;
- 7,983,028 under executive share option schemes at prices between 420p and 734.50p per share; and
- 1,015,006 under the Long Term Incentive Plan at prices between 478p and 487.25p per share.

The issued share capital as at 31 December 2013 is shown in note 12 to the consolidated financial statements.

Authority to purchase shares

At the 2013 AGM, shareholders passed a resolution authorising the purchase of up to 125.9 million ordinary shares in the company (representing less than 10% of the issued ordinary shares) by market purchase. During the year, 41,961,920 ordinary shares were purchased under this and the previous authority. As at 31 December 2013 there were 99,446,834 ordinary shares held in treasury, representing 7.8% of the issued ordinary shares. A further 6,045,270 ordinary shares were purchased between 1 January 2014 and the date of this report. The authority to make market purchases will expire at the 2014 AGM, at which a resolution to further extend the authority will be submitted to shareholders.

Substantial share interests

As at 26 February 2014, the company had been notified by the following shareholders that they held an interest of 3% or more in voting rights of the issued share capital of the company:

- Franklin Mutual Advisers LLC 5.04%
- BlackRock Inc. 5.03%
- Invesco Limited 5.03%
- Lloyds Banking Group plc 3.47%
- Legal & General Group plc 3.40%

The percentage interests stated above are as disclosed at the date on which the interests were notified to the company.

Employee benefit trust

The Trustee of the Reed Elsevier Group plc Employee Benefit Trust held an interest in 10,120,537 ordinary shares in the company (representing 0.80% of the issued ordinary shares) as at 31 December 2013. The Trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Significant agreements – change of control

The Governing Agreement between Reed Elsevier PLC and Reed Elsevier NV states that upon a change of control of Reed Elsevier PLC (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier NV, Reed Elsevier NV may serve notice upon Reed Elsevier PLC varying certain provisions of the Governing Agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier PLC and Reed Elsevier NV and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Powers of directors

Subject to the provisions of the Companies Act 2006, the company's Articles and any directions given by special resolutions, the business of the company shall be managed by the Board which may exercise all the powers of the company.

Directors' indemnity

In accordance with the company's Articles, the company has granted Directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. The company also purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its Directors.

Related party transactions

Internal controls are in place to ensure that any related party transactions involving Directors or their connected persons are carried out on an arm's length basis and are properly recorded.

Conflicts of interest

The Company's Articles permit the Board to approve situations where a Director has an interest that conflicts, or may possibly conflict, with the interests of the company. The Board has established a formal system whereby the Nominations Committee considers any such conflict or potential conflict and makes a recommendation to the Board on whether to authorise it. In reaching its decision, the Board is required to act in a way it considers would be most likely to promote the success of the company and may impose limits or conditions when giving its authorisation, if it thinks this is appropriate.

Political donations

Reed Elsevier does not make donations to European Union (EU) political organisations or incur EU political expenditure. In the United States, Reed Elsevier companies donated £48,000 (2012: £57,201) to political organisations. In line with US law, these donations were not made at federal level, but only to candidates and political parties at the state and local levels.

Financial Statements and accounting records
The Directors are responsible for preparing the Directors' report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors are required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and Article 4 of the IAS Regulation. The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the Directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing the parent company financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; state whether applicable UK Accounting Standards have been followed, subject to any material departures being disclosed and explained in the financial statements; and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing the group financial statements, IAS1 requires that directors: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' responsibility statement
The Board confirms that, to the best of its knowledge:

- the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and
- the Directors' report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Having taken into account all the matters considered by the Board and brought to the attention of the Board during the year, the Directors are satisfied that the Annual Report and Accounts taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's performance, business model and strategy.

Neither the company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with Section 90A of the Financial Services and Markets Act 2000.

Disclosure of information to auditors
As part of the process of approving the company's 2013 financial statements, the Directors have taken steps pursuant to section 418(2) of the Companies Act 2006 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the Directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Going concern
The Directors, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2013 financial statements. In reaching this conclusion, the Directors have had due regard to the combined businesses' financial position as at 31 December 2013, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2013 is set out in the Chief Financial Officer's Report on pages 52 to 59. This shows that, after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 58 and 59. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 60 to 62.

Auditors
Resolutions for the re-appointment of Deloitte LLP as auditors of the company and to authorise the Directors to fix their remuneration will be submitted to shareholders at the 2014 AGM.

By order of the Board

Henry Udow
Company Secretary
26 February 2014

Registered Office
1-3 Strand
London
WC2N 5JR

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 £m	Restated 2012 £m
Administrative expenses	1	**(2)**	(2)
Effect of tax credit equalisation on distributed earnings	2	**(15)**	(14)
Share of results of joint ventures	11	**583**	547
Operating profit		**566**	531
Finance income	5	**10**	1
Profit before tax		**576**	532
Tax (expense)/credit	6	**(4)**	6
Profit attributable to ordinary shareholders		**572**	538

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2013 £m	Restated 2012 £m
Profit attributable to ordinary shareholders	**572**	538
Share of joint ventures' other comprehensive loss for year	**(13)**	(132)
Total comprehensive income for the year	**559**	406

Earnings per ordinary share

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 pence	Restated 2012 pence
Basic earnings per share	8	**48.8**	44.8
Diluted earnings per share	8	**48.2**	44.3

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 £m	2012 £m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest received		**10**	1
Tax paid		**(3)**	(2)
Net cash used in operating activities		**5**	(3)
Cash flows from investing activities			
Dividends received from joint ventures	11	**102**	694
Net cash received from investing activities		**102**	694
Cash flows from financing activities			
Equity dividends paid	7	**(278)**	(264)
Repurchase of ordinary shares		**(326)**	(143)
Proceeds on issue of ordinary shares		**50**	33
Decrease/(increase) in net funding balances due from joint ventures	10	**447**	(317)
Net cash used in financing activities		**(107)**	(691)
Movement in cash and cash equivalents		**–**	–

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2013 £m	2012 £m
Non-current assets			
Investments in joint ventures	11	**1,266**	1,207
Total assets		**1,266**	1,207
Current liabilities			
Taxation		**2**	1
Total liabilities		**2**	1
Net assets		**1,264**	1,206
Capital and reserves			
Called up share capital	12	**182**	181
Share premium account		**1,257**	1,208
Shares held in treasury (including in joint ventures)		**(752)**	(447)
Capital redemption reserve		**4**	4
Translation reserve		**40**	87
Other reserves	13	**533**	173
Total equity		**1,264**	1,206

The consolidated financial statements were approved by the Board of Directors, 26 February 2014.

A J Habgood
Chairman

D J Palmer
Chief Financial Officer

Consolidated statement of changes in equity

FOR THE YEAR ENDED 31 DECEMBER

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2012		180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the year		–	–	–	–	(72)	478	406
Equity dividends paid	7	–	–	–	–	–	(264)	(264)
Issue of ordinary shares, net of expenses		1	32	–	–	–	–	33
Repurchase of ordinary shares		–	–	(143)	–	–	–	(143)
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	–	16	16
Share of joint ventures' settlement of share awards by the employee benefit trust		–	–	4	–	–	(4)	–
Share of joint ventures' disposal of non-controlling interests		–	–	–	–	–	3	3
Equalisation adjustments		–	–	–	–	–	6	6
Balance at 1 January 2013		**181**	**1,208**	**(447)**	**4**	**87**	**173**	**1,206**
Total comprehensive income for the year		**–**	**–**	**–**	**–**	**(47)**	**606**	**559**
Equity dividends paid	7	**–**	**–**	**–**	**–**	**–**	**(278)**	**(278)**
Issue of ordinary shares, net of expenses		**1**	**49**	**–**	**–**	**–**	**–**	**50**
Repurchase of ordinary shares		**–**	**–**	**(326)**	**–**	**–**	**–**	**(326)**
Share of joint ventures' increase in share based remuneration reserve (net of tax)		**–**	**–**	**–**	**–**	**–**	**25**	**25**
Share of joint ventures' settlement of share awards by the employee benefit trust		**–**	**–**	**21**	**–**	**–**	**(21)**	**–**
Equalisation adjustments		**–**	**–**	**–**	**–**	**–**	**28**	**28**
Balance at 31 December 2013		**182**	**1,257**	**(752)**	**4**	**40**	**533**	**1,264**

Group accounting policies

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, comprehensive income, cash flow, financial position and changes in equity of Reed Elsevier PLC (incorporated and domiciled in the United Kingdom), and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 159. Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 69.

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit. The accounting policies adopted in the preparation of the combined financial statements are set out on pages 102 to 107.

Investments
Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method. The results of the Reed Elsevier combined businesses are set out on pages 98 to 137.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised; and reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on pages 105 to 106.

Standards and amendments effective for the year
As described on page 106 of the combined accounts, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, Reed Elsevier PLC's share of results of joint ventures is £14m lower and basic earnings per share is 1.2p lower than previously reported. On an adjusted basis, earnings per share is 0.7p lower than previously reported.

With effect from 1 January 2013, the combined businesses also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier's accounting policies or reporting.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 107 of the combined financial statements.

Notes to the consolidated financial statements
for the year ended 31 December 2013

1 Administrative expenses

Administrative expenses include £972,000 (2012: £877,000) paid in the year to Reed Elsevier Group plc under a contract for the services of Directors and administrative support. Reed Elsevier PLC has no employees (2012: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 164.

3 Auditor's remuneration

Audit fees payable by Reed Elsevier PLC were £29,000 (2012: £28,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 3 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the Executive Directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 29 to the combined financial statements.

5 Finance income

	2013 £m	2012 £m
Finance income from joint ventures	**10**	1

6 Taxation

	2013 £m	2012 £m
UK corporation tax (expense)/credit	**(4)**	6

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2013 £m	Restated 2012 £m
Profit before tax	**576**	532
Tax at applicable rate 23.25% (2012: 24.5%)	**(134)**	(131)
Tax at applicable rate on share of results of joint ventures	**136**	134
Other	**(6)**	3
Tax (expense)/credit	**(4)**	6

Notes to the consolidated financial statements

for the year ended 31 December 2013

7 Equity dividends

ORDINARY DIVIDENDS PAID IN THE YEAR	**2013 pence**	2012 pence	**2013 £m**	2012 £m
Ordinary shares				
Final for prior financial year	**17.0p**	15.9p	**200**	191
Interim for financial year	**6.65p**	6.0p	**78**	73
Total	**23.65p**	21.9p	**278**	264

The Directors of Reed Elsevier PLC have proposed a final dividend of 17.95p (2012: 17.0p). The cost of funding the proposed final dividend is expected to be £208m. No liability has been recognised at the statement of financial position date.

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	**2013 pence**	2012 pence
Ordinary shares		
Interim (paid)	**6.65p**	6.0p
Final (proposed)	**17.95p**	17.0p
Total	**24.60p**	23.0p

8 Earnings per ordinary share (EPS)

	2013			2012		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**	Weighted average number of shares (millions)	Restated Earnings £m	Restated EPS pence
Basic earnings per share	**1,172.2**	**572**	**48.8**	1,200.6	538	44.8
Based on 52.9% interest in total operations of the combined businesses	**1,172.2**	**587**	**50.1**	1,200.6	552	46.0
Diluted earnings per share	**1,187.2**	**572**	**48.2**	1,215.1	538	44.3

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

8 Earnings per ordinary share (EPS) continued

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2013 are shown below.

NUMBER OF ORDINARY SHARES

	Year ended 31 December			
	Shares in issue (millions)	Treasury shares (millions)	2013 Shares in issue net of treasury shares (millions)	2012 Shares in issue net of treasury shares (millions)
At start of year	1,257.6	(71.0)	1,186.6	1,202.6
Issue of ordinary shares	9.4	-	9.4	6.7
Repurchase of ordinary shares	-	(41.9)	(41.9)	(23.3)
Net release of shares by the employee benefit trust	-	3.3	3.3	0.6
At end of year	1,267.0	(109.6)	1,157.4	1,186.6
Weighted average number of equivalent ordinary shares during the year			1,172.2	1,200.6

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2013 £m	Restated 2012 £m	2013 pence	Restated 2012 pence
Reported figures	572	538	48.8	44.8
Effect of tax credit equalisation on distributed earnings	15	14	1.3	1.2
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	587	552	50.1	46.0
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	172	178	14.6	14.8
Acquisition related costs	16	8	1.4	0.7
Net financing charge on defined benefit pension schemes	7	5	0.6	0.4
Disposals and other non operating items	10	(55)	0.9	(4.6)
Other deferred tax credits from intangible assets*	(159)	(44)	(13.6)	(3.7)
Exceptional prior year tax credit	-	(51)	-	(4.2)
Adjusted figures	633	593	54.0	49.4

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

Notes to the consolidated financial statements

for the year ended 31 December 2013

10 Statement of cash flows

RECONCILIATION OF ADMINISTRATIVE EXPENSES TO CASH USED BY OPERATIONS	2013 £m	2012 £m
Administrative expenses	**(2)**	(2)
Cash used by operations	**(2)**	(2)

RECONCILIATION OF NET FUNDING BALANCES DUE FROM JOINT VENTURES	2013 £m	2012 £m
At start of year	**949**	632
Cash flow	**(447)**	317
At end of year	**502**	949

11 Investments in joint ventures

	2013 £m	Restated 2012 £m
Share of results of joint ventures	**583**	547
Share of joint ventures' other comprehensive loss	**(13)**	(132)
Share of joint ventures' disposal of non-controlling interests	**–**	3
Share of joint ventures' increase in share based remuneration reserve (net of tax)	**25**	16
Equalisation adjustments	**13**	(8)
Dividends received from joint ventures	**(102)**	(694)
(Decrease)/increase in net funding balances due from joint ventures	**(447)**	317
Net movement in the year	**59**	49
At start of year	**1,207**	1,158
At end of year	**1,266**	1,207

During the year the company received dividends of £102m from Elsevier Reed Finance BV.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below:

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2013 £m	Restated 2012 £m	2013 £m	Restated 2012 £m
Revenue	**6,035**	6,116	**3,193**	3,235
Net profit for the year	**1,115**	1,049	**583**	547

Reed Elsevier PLC's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier PLC of £4m (2012: £5m).

Reed Elsevier PLC's other comprehensive income includes a loss of £13m (2012: £132m) relating to joint ventures.

11 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2013 £m	2012 £m	**2013 £m**	2012 £m
Total assets	**10,495**	11,014	**5,552**	5,826
Total liabilities	**(8,072)**	(8,700)	**(4,788)**	(5,568)
Net assets	**2,423**	2,314	**764**	258
Attributable to:				
Joint ventures	**2,390**	2,280	**764**	258
Non-controlling interests	**33**	34	**-**	-
	2,423	2,314	**764**	258
Funding balances due from joint ventures			**502**	949
Total			**1,266**	1,207

The above amounts for Reed Elsevier PLC's shareholders' share of total assets and total liabilities exclude assets and liabilities held by Reed Elsevier PLC, but include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £70m (2012: £339m) and borrowings of £1,736m (2012: £2,059m) respectively.

12 Share capital and shares held in treasury

CALLED UP SHARE CAPITAL - ISSUED AND FULLY PAID	No. of shares	2013 £m	No. of shares	2012 £m
At start of year	**1,257,597,977**	**181**	1,250,913,565	180
Issue of ordinary shares	**9,438,719**	**1**	6,684,412	1
At end of year	**1,267,036,696**	**182**	1,257,597,977	181

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends, except for shares held in treasury by the parent company, which do not attract voting or dividend rights. There are no restrictions on the rights to transfer shares.

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 6 to the Reed Elsevier combined financial statements.

At 31 December 2013, shares held in treasury related to 10,120,537 (2012: 13,451,468) Reed Elsevier PLC ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 99,446,834 (2012: 57,484,914) Reed Elsevier PLC ordinary shares held by the parent company.

The EBT purchases Reed Elsevier PLC shares which, at the Trustee's discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2013, Reed Elsevier PLC shares held by the EBT were £64m (2012: £84m) at cost.

Notes to the consolidated financial statements

for the year ended 31 December 2013

13 Other reserves

	2013 £m	Restated 2012 £m
At start of year	**173**	(62)
Profit attributable to ordinary shareholders	**572**	538
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**21**	(155)
Transfer to net profit on disposal of available for sale investments	**-**	6
Fair value movements on cash flow hedges	**34**	37
Tax recognised in other comprehensive income	**(20)**	41
Increase in share based remuneration reserve (net of tax)	**25**	16
Settlement of share awards	**(21)**	(4)
Transfer to net profit from cash flow hedge reserve (net of tax)	**(1)**	11
Disposal of non-controlling interests	**-**	3
Equalisation adjustments	**28**	6
Equity dividends paid	**(278)**	(264)
At end of year	**533**	173

14 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2013 £m	2012 £m
Guaranteed jointly and severally with Reed Elsevier NV	**3,063**	3,595

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

15 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	18,385 ordinary R shares	100%
1-3 Strand	18,385 ordinary E shares	–
London WC2N 5JR	100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, risk management, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	100%
Radarweg 29	205 ordinary E shares	–
1043 NX Amsterdam, the Netherlands Holding company for financing businesses	Equivalent to a 39% equity interest	

The E shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

16 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	191 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, the Netherlands		

At 31 December 2013 Reed Holding BV owned 4,146,785 (2012: 4,240,838) shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Parent company balance sheet

AS AT 31 DECEMBER	Note	2013 £m	2012 £m
Fixed assets			
Investments in subsidiary undertakings	1	**309**	309
Investments in joint ventures	1	**2,312**	2,310
		2,621	2,619
Current assets			
Debtors: amounts due from joint ventures		**502**	949
		502	949
Creditors: amounts falling due within one year			
Taxation		**(2)**	(1)
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(79)	(78)
Net current assets		**423**	871
Net assets		**3,044**	3,490
Capital and reserves			
Called up share capital		**182**	181
Share premium account		**1,257**	1,208
Shares held in treasury		**(693)**	(367)
Capital redemption reserve		**4**	4
Other reserves		**152**	150
Profit and loss reserve		**2,142**	2,314
Shareholders' funds		**3,044**	3,490

The parent company financial statements were approved by the Board of directors, 26 February 2014.

A J Habgood
Chairman

D J Palmer
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Total £m
At 1 January 2012	180	1,176	(224)	4	148	1,879	3,163
Profit attributable to ordinary shareholders	–	–	–	–	–	699	699
Equity dividends paid	–	–	–	–	–	(264)	(264)
Repurchase of ordinary shares	–	–	(143)	–	–	–	(143)
Issue of ordinary shares, net of expenses	1	32	–	–	–	–	33
Equity instruments granted to employees of combined businesses	–	–	–	–	2	–	2
At 1 January 2013	**181**	**1,208**	**(367)**	**4**	**150**	**2,314**	**3,490**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**–**	**106**	**106**
Equity dividends paid	**–**	**–**	**–**	**–**	**–**	**(278)**	**(278)**
Repurchase of ordinary shares	**–**	**–**	**(326)**	**–**	**–**	**–**	**(326)**
Issue of ordinary shares, net of expenses	**1**	**49**	**–**	**–**	**–**	**–**	**50**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**–**	**2**	**–**	**2**
At 31 December 2013	**182**	**1,257**	**(693)**	**4**	**152**	**2,142**	**3,044**

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Practice (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The parent company financial statements are prepared on a going concern basis, as explained on page 159.

As permitted by section 408 of the Companies Act 2006, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments

Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier PLC ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures and subsidiaries are set out in notes 15 and 16 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury

The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 12 of the Reed Elsevier PLC consolidated financial statements and note 27 of the Reed Elsevier combined financial statements.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred tax is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred tax balances are not discounted.

Note to the parent company financial statements

1 Investments

	Subsidiary undertaking £m	Joint ventures £m	Total £m
At 1 January 2012	309	2,308	2,617
Equity instruments granted to Reed Elsevier employees	–	2	2
At 1 January 2013	**309**	**2,310**	**2,619**
Equity instruments granted to Reed Elsevier employees	**–**	**2**	**2**
At 31 December 2013	**309**	**2,312**	**2,621**

Independent auditor's report to the members of Reed Elsevier PLC

Opinion on our audit of the consolidated and parent company financial statements of Reed Elsevier PLC ("the Company")

In our opinion:

- the financial statements give a true and fair view of the state of the Company's affairs as at 31 December 2013 and of the consolidated profit and their cash flows for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the consolidated financial statements which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated statement of financial position, the consolidated statements of changes in equity, a summary of the consolidated accounting policies and the related notes 1 to 16. The financial reporting framework that has been applied in the preparation of the consolidated financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The parent company financial statements comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds, a summary of the parent company significant accounting policies and the related note. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards.

Our assessment of risks of material misstatement, application of materiality and overview of the scope of our audit

Given the nature of the Reed Elsevier PLC and Reed Elsevier NV legal structure, our assessment of risks of material misstatement, materiality and audit scoping for the Combined Businesses equally applies to the audit of the parent company and the consolidated financial statements of Reed Elsevier PLC. See page 138 for further details.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Respective responsibilities of directors and auditor

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

We are required to communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We are also required to provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable related safeguards.

Going Concern

As required by the Listing Rules we have reviewed the directors' statement contained on page 76 that the Company is a going concern. We confirm that given the nature of the Reed Elsevier PLC and Reed Elsevier NV legal structure, our assessment of the combined businesses' ability to continue as a going concern equally applies to the parent company and the consolidated financial statements of Reed Elsevier PLC.

However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Company's ability to continue as a going concern.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Strategic Report and the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records
Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not received all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

Directors' remuneration
Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the Directors' Remuneration Report to be audited is not in agreement with the accounting records and returns. Under the Listing Rules we are required to review certain elements of the Directors' Remuneration Report. We have nothing to report arising from these matters or our review.

Corporate Governance Statement
Under the Listing Rules we are also required to review the part of the Corporate Governance Statement relating to the company's compliance with nine provisions of the UK Corporate Governance Code. We have nothing to report arising from our review.

Our duty to read other information in the Annual Report
Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the annual report is:

- materially inconsistent with the information in the audited financial statements; or
- apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Company acquired in the course of performing our audit; or
- is otherwise misleading.

In particular, we are required to consider whether we have identified any inconsistencies between our knowledge acquired during the audit and the directors' statement that they consider the annual report is fair, balanced and understandable and whether the annual report appropriately discloses those matters that we communicated to the Audit Committee which we consider should have been disclosed.

We have nothing to report in respect of these matters.

Douglas King (Senior statutory auditor)

For and on behalf of
Deloitte LLP
Chartered Accountants and Statutory Auditor
London
United Kingdom
26 February 2014

5 year summary

		IAS19 (revised)[5]		As reported			
	Note	2013 £m	2012 £m	2012 £m	2011 £m	2010 £m	2009 £m
Combined financial information							
Revenue		**6,035**	6,116	6,116	6,002	6,055	6,071
Reported operating profit		**1,376**	1,333	1,358	1,205	1,090	787
Adjusted operating profit	1	**1,749**	1,688	1,713	1,626	1,555	1,570
Reported net profit attributable to shareholders		**1,110**	1,044	1,069	760	642	391
Adjusted net profit attributable to shareholders	1	**1,197**	1,121	1,138	1,060	983	982
Reed Elsevier PLC consolidated financial information							
Reported net profit attributable to shareholders	2	**572**	538	552	389	327	195
Adjusted net profit attributable to shareholders	3	**633**	593	602	561	520	519
Reported earnings per ordinary share (pence)	2	**48.8**	44.8p	46.0p	32.4p	27.3p	17.2p
Adjusted earnings per ordinary share (pence)	3	**54.0**	49.4p	50.1p	46.7p	43.4p	45.9p
Dividend per ordinary share (pence)	4	**24.60p**	23.0p	23.0p	21.55p	20.4p	20.4p

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, the net financing cost on defined benefit pension schemes, exceptional restructuring (2008 - 2010) and acquisition related costs, exceptional prior year tax credits (in 2012 only), and in respect of attributable net profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. Acquisition related financing costs and profit and loss from disposal gains and losses and other non operating items are also excluded from the adjusted figures.

(2) Reported net profit attributable to shareholders and reported earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to shareholders, adjusted to equalise the benefit of the UK dividend tax credit with Reed Elsevier NV shareholders as a reduction in reported profits.

(3) Adjusted net profit attributable to shareholders and adjusted earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to Reed Elsevier PLC shareholders.

(4) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year.

(5) Comparative figures for 2012 have been restated following the adoption of IAS19 Employee Benefits (revised).

Reed Elsevier NV Annual Report and Financial Statements

In this section

Report of the Board

The non-executive and executive directors present their joint report, together with the financial statements of the group and of the company, for the year ended 31 December 2013.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC in 1993, described on page 69, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier NV and Reed Elsevier PLC ("the combined businesses" or "Reed Elsevier").

This report of the Board and the consolidated and parent company financial statements should be read in conjunction with the Reed Elsevier combined financial statements and other reports set out on pages 2 to 154, which are incorporated by reference herein. Summary combined financial information in euros is set out on pages 141 to 154. The combined financial statements on pages 97 to 139 are to be considered as part of the notes to the statutory financial statements. The annual report of Reed Elsevier NV within the meaning of article 2:391 of the Dutch Civil Code consists of pages 177 to 181 and, incorporated by reference, pages 2 to 154. The Corporate Governance Statement of Reed Elsevier NV dated 26 February 2014 is published on the Reed Elsevier website (www.reedelsevier.com) and is incorporated by reference herein as per the Vaststellingsbesluit nadere voorschriften inhoud jaarverslag January 2010 article 2a under 1 sub b.

Principal activities
The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its direct 61% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier PLC.

Reed Elsevier NV and Reed Elsevier PLC have retained their separate legal identities and are publicly held companies. Reed Elsevier NV's securities are listed in Amsterdam and New York and Reed Elsevier PLC's securities are listed in London and New York.

Financial statement presentation
The consolidated financial statements of Reed Elsevier NV include the 50% economic interest that its shareholders (including Reed Elsevier PLC, which has an indirect 5.8% interest in the company) have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude in relation to the results of joint ventures, the company's share of amortisation of acquired intangible assets, acquisition related costs, disposal related and other non operating items, the net pension financing charge or credit, exceptional prior year tax credits and movements in deferred taxation assets and liabilities not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets.

Consolidated income statement
Comparative figures have been restated following the adoption of IAS19 Employee Benefits (revised). Reed Elsevier NV's shareholders' 50% share of the adjusted profit before tax of the Reed Elsevier combined businesses was €928m (2012: €906m). Reported profit before tax, including the Reed Elsevier NV shareholders' share of amortisation, acquisition related costs and disposals and non operating items, was €659m (2012: €644m). The increase reflects the improved trading performance offset by lower disposal gains.

Elsevier achieved good growth in primary research submissions and usage, and in databases & tools, across the scientific, technical and medical segments. At Risk Solutions, all business segments achieved strong growth. At Business Information underlying revenue growth accelerated reflecting continued good growth in data services, modest growth elsewhere, and portfolio development. Legal maintained positive underlying revenue growth despite subdued market conditions in the US and Europe. Exhibitions achieved strong underlying growth excluding the effect of biennial show cycling; while growth in Europe was modest, the US, Japan, Brazil and other markets grew well. The overall adjusted operating margin was 1.4 percentage points higher despite investment in global technology platforms and new products and services, reflecting a combination of process innovation, portfolio development and currency effects.

Reed Elsevier NV's shareholders' share of the adjusted profit attributable of the combined businesses was €707m (2012: €689m). After deducting the company's share of the post tax charge for amortisation of acquired intangible assets, acquisition related costs, disposal related and other non operating items, the net financing charge on defined benefit pension schemes exceptional prior year tax credits (in 2012 only) and movements in deferred taxes related to acquired intangible assets the reported net profit for the year was €655m (2012: €642m).

Adjusted earnings per share increased 5% to €0.99 (2012: €0.94). At constant rates of exchange, the adjusted earnings per share were 7% higher. Including amortisation of acquired intangible assets, acquisition related costs, disposal related and other non operating items, the net financing charge on defined benefit pension schemes and tax adjustments, the basic earnings per share were €0.91 (2012: €0.87).

Consolidated statement of financial position
The consolidated statement of financial position of Reed Elsevier NV reflects its 50% economic interest in the net assets of Reed Elsevier which as at 31 December 2013 was €1,434m (2012: €1,402 m). The €32m increase in net assets reflects the company's share in the comprehensive income of Reed Elsevier partially offset by dividends paid and shares repurchased.

Parent company financial statements
In accordance with article 2:362(1) of the Dutch Civil Code, the individual parent company financial statements of Reed Elsevier NV (presented on pages 194 to 198) are prepared under UK Generally Accepted Accounting Practice (UK GAAP). The profit attributable to the shareholders of Reed Elsevier NV was €199m (2012: €758m) and net assets as at 31 December 2013, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €4,579m (2012: €4,948 m). Free reserves as at 31 December 2013 were €4,329m (2012: €4,701m), comprising reserves and paid-in surplus less shares held in treasury.

Dividends
The Board is recommending an equalised final dividend of €0.374 per ordinary share, up 11% compared with the prior year. This gives total ordinary dividends for the year of €0.506 (2012: €0.467), up 8% on 2012. The final dividend will be paid on 23 May 2014.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0 times. The Boards of the company and Reed Elsevier PLC have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The total dividend paid on the ordinary shares in the financial year was €321m (2012: €319m).

Share capital
During 2013, 8,165,731 ordinary shares in the company were issued as follows:

- under convertible debentures at prices between €11.19 and €15.87
- under executive share option schemes at prices between €11.155 and €15.825

Information regarding shares outstanding at 31 December 2013 is shown in note 13 to the consolidated financial statements.

At 31 December 2013 the total shares held in treasury were 67,451,493. Of these 4,992,360 ordinary shares were held by the Reed Elsevier Group plc Employee Benefit Trust and 60,895,193 ordinary shares and 156,394 R shares (equivalent to 1,563,940 ordinary shares) were held by Reed Elsevier NV.

Substantial holdings
As at 26 February 2014, based on the public database of and on notification received from the Netherlands Authority for the Financial Markets, the company is aware of interests in the capital and voting rights of the issued share capital of the company of at least 3% by the following persons or organisations:

- FIL Limited
- The Bank of New York Mellon Corporation
- Causeway Capital Management LLC
- BlackRock, Inc
- Credit Suisse Group AG
- ING Groep N.V.
- Reed Elsevier PLC

Authority to purchase shares
At the 2013 Annual General Meeting, shareholders passed a resolution delegating the authority to the Board to acquire shares in the Company for a period of 18 months from the date of the Annual General Meeting of Shareholders and therefore up to and including 23 October 2014, for the maximum amount of 10% of the issued capital. During the year, 24,282,106 ordinary shares and additionally 94,053 R shares (equivalent to 940,530 ordinary shares), were purchased under this and the previous delegation of authority. As at 31 December 2013 there were 65,887,553 ordinary shares held in treasury, representing 9% of the issued ordinary shares. A further 3,511,668 ordinary shares were purchased between 1 January 2014 and the date of this report.

A resolution to renew the delegation of the authority to the Board will be submitted to the shareholders at the 2014 Annual General Meeting.

Corporate Governance
Reed Elsevier NV and Reed Elsevier PLC are subject to various corporate governance principles and best practice codes, in particular the Dutch Corporate Governance Code issued in December 2008 (the Dutch Code) and the UK Corporate Governance Code issued by the UK Financial Reporting Council in September 2012 (the UK Code). Reed Elsevier NV may not apply fully the verbatim language of these codes, but does fully apply the principles and best practice provisions other than, in respect of the Dutch Code, the following for reasons explained below:

- **Best practice provision II.2.5:** Executive directors are required to build up a minimum shareholding and meeting the relevant shareholding requirement is both a condition of the vesting of awards as well as a pre-requisite to maintain eligibility to receive future awards under the multi-year incentives. Reed Elsevier uses long term incentive arrangements in the form of awards of shares which may vest after three years. The intent of this shareholding policy is to align the interests of senior executives and shareholders. This intent is in compliance with the Dutch Code. Shares received on joining Reed Elsevier in compensation for benefits forfeited under incentive schemes from a previous employer are not to be considered as part of the minimum shareholding in this context.
- **Best practice provision II.2.8:** Reed Elsevier has arrangements that are commensurate with local and legal requirements to ensure a competitive employment offer to its Board Members. Executive directors have service contracts under English law that provide for notice periods not exceeding one year. There are currently no executive directors with employment agreements under Dutch law. In the event of dismissal, notice is given in accordance with the agreed notice period. The notice period applicable to the service contracts of executive directors is 12 months. The payment during the notice period may be mitigated if the director finds other employment within this period. The application of this arrangement may fall within the best practice provision that remuneration in the event of dismissal may not exceed the fixed component of one year's salary. There are no other severance arrangements in place for the executive directors and none of the service contracts contain severance pay arrangements. Although the principle that severance pay should not exceed the fixed component of one year's salary is supported, there

may be exceptional circumstances where this maximum would be manifestly unreasonable that could justify additional compensation on termination for loss of variable remuneration components. Full disclosure on remuneration in event of dismissal is provided in the Directors' Remuneration Report.

- **Best practice provisions II.2.13 and II.2.14:** In view of their detailed specificity and complexity and because of the confidential or potentially commercially sensitive nature of the information concerned, individual performance targets and achievements relevant for variable executive remuneration will only be disclosed in general terms.
- **Best practice provision II.3.4 and III.6.3:** The disclosure of transactions where directors have a conflict of interest, as required by these provisions, shall be qualified to the extent required under applicable rules and laws pertaining to the disclosure of price sensitive information, confidentiality and justified aspects of competition.
- **Principle III.7:** The remuneration of non-executive directors is determined by the Board in the context of the board harmonisation with Reed Elsevier PLC and Reed Elsevier Group plc, having regard for the maximum per annum approved by the general meeting of shareholders.
- **Best practice provision IV.1.1:** Appointments, suspensions and removal procedures for executive directors are set out in the Reed Elsevier NV Corporate Governance Statement 2013. In order to safeguard the agreed board harmonisation with the Board of Reed Elsevier PLC, the articles of association of Reed Elsevier NV provide that a resolution of the General Shareholders' Meeting to appoint an executive director other than in accordance with the proposal of the Board shall require a majority of at least two thirds of the votes cast if less than one half of the company's issued capital is represented at the meeting. Given the still generally low attendance rate at shareholders' meetings in the Netherlands, the Board believes that this qualified majority requirement is appropriate for this purpose.
- **Best practice provision IV.3.1:** It is considered impractical and unnecessary to provide access for shareholders to all meetings with analysts and all presentations to investors in real time. Price sensitive and other information relevant to shareholders is disclosed as required or as appropriate and made available on the website. Presentations made following the announcement of the interim and full year results are simultaneously webcast. Investor seminars are also webcast.

For further information on the application of the Dutch Code, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

The Board

The implementation of the unitary board governance structure at Reed Elsevier NV was approved at the Annual General Meeting of Shareholders in April 2013. On 8 May 2013, the articles of association of Reed Elsevier NV were amended and the unitary governance structure became effective. Reed Elsevier NV now has a unitary board comprising both executive and non-executive directors. At the same time, it was determined that Executive Board members would become executive directors and members of the Supervisory Board would become non-executive directors.

The Boards of Reed Elsevier PLC and Reed Elsevier Group plc are also unitary boards. It is established board practice at Reed Elsevier NV that the executive and the non-executive directors meet together.

Significant agreements – change of control

The Governing Agreement between Reed Elsevier NV and Reed Elsevier PLC states that upon a change of control of Reed Elsevier NV (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier PLC, Reed Elsevier PLC may serve notice upon Reed Elsevier NV varying certain provisions of the Governing Agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier NV and Reed Elsevier PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors

The following individuals served as directors during the year:

Non-executive directors

A Habgood (Chairman)
M Elliott (retired 24 April 2013)
W Hauser (appointed 24 April 2013)
A Hennah
L Hook (senior independent director as of 23 April 2013)
M van Lier Lels
R Polet
Sir David Reid (retired 24 April 2013)
L Sanford
B van der Veer

Executive directors

E Engstrom (Chief Executive Officer)
D Palmer (Chief Financial Officer)

At the Annual General Meeting held in April 2013, Wolfhart Hauser was appointed as a non-executive director with effect from 24 April 2013. Mark Elliott and Sir David Reid retired as non-executive directors at the conclusion of the Annual General Meeting in April 2013.

In September 2013, Duncan Palmer gave notice of his resignation as Chief Financial Officer effective as of 25 September 2014 or such earlier date as Reed Elsevier may designate. The Nominations Committee retained an external search consultancy to conduct a search process in conjunction with the Boards to identify a suitable candidate to succeed Mr Palmer. Following the conclusion of the search process and on the recommendation of the Nominations Committee, the Board selected Nick Luff as Chief Financial Officer. In January 2014, Reed Elsevier announced that Nick Luff will be appointed to the Boards of Reed Elsevier PLC, Reed Elsevier Group plc and Reed Elsevier NV as Chief Financial Officer subject to the approval of shareholders at the Annual General Meetings in April 2014. The effective date of his appointment remains to be confirmed but is expected to be no later than 15 December 2014.

All directors will stand for re-appointment at the Annual General Meeting in April 2014.

Biographical details of the Directors at the date of this report are given on pages 64 and 65. Details of the remuneration of the Directors and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 78 to 94.

Financial statements and accounting records

The financial statements provide a true and fair view of the state of affairs of the company and the group as of 31 December 2013 and of the profit or loss in 2013. In preparing the financial statements, the Board ensures that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used and applicable accounting standards have been followed. The Board is responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law. The Board has general responsibility for taking reasonable steps to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Internal control

As required under sections II.1.4. and II.1.5. of the Dutch Code, the Audit Committee and the Board have reviewed the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss. The outcome of this review has been discussed with the external auditors. The Board confirmed that as regards financial reporting, the risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the financial year.

Directors' responsibility statement

The Board confirms, to the best of its knowledge, that:

- the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and
- the Report of the Board includes a fair review of the development and performance of the business during the financial year and the position of the group as at 31 December 2013 together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability arises under Dutch law.

Disclosure of information to auditors

As part of the process of approving the company's 2013 financial statements, the Board has taken steps to ensure that all relevant information was provided to the company's auditors and, so far as the Board is aware, there is no relevant audit information of which the company's auditors are unaware.

Going concern

The Directors, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2013 financial statements. In reaching this conclusion, the Directors have had due regard to the combined businesses' financial position as at 31 December 2013, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2013 is set out in the Chief Financial Officer's Report on pages 52 to 59. This shows that, after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 58 and 59. Further information on liquidity of the combined businesses can be found in note 18 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 60 to 62.

Auditors

Resolutions for the re-appointment of Deloitte Accountants BV as auditors of the company and to authorise the Board to determine their remuneration will be submitted to the forthcoming Annual General Meeting on 23 April 2014.

Signed by:

Non-executive directors
A Habgood (Chairman)
W Hauser
A Hennah
L Hook
M van Lier Lels
R Polet
L Sanford
B van der Veer

Executive directors
E Engstrom
(Chief Executive Officer)
D Palmer
(Chief Financial Officer)

Registered office
Radarweg 29
1043 NX The Netherlands

Chamber of Commerce Amsterdam
Register file No: 33155037
26 February 2014

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 €m	Restated 2012 €m
Administrative expenses	2	**(2)**	(2)
Share of results of joint ventures	11	**642**	638
Operating profit		**640**	636
Finance income	5	**19**	8
Profit before tax		**659**	644
Tax expense	6	**(4)**	(2)
Profit attributable to shareholders		**655**	642

Consolidated statement of comprehensive income

FOR THE YEAR ENDED 31 DECEMBER	2013 €m	Restated 2012 €m
Profit attributable to shareholders	**655**	642
Share of joint ventures' other comprehensive loss for the year	**(48)**	(121)
Total comprehensive income for the year	**607**	521

Earnings per ordinary share

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 €	Restated 2012 €
Basic earnings per share	8	**0.91**	0.87
Diluted earnings per share	8	**0.90**	0.87

Consolidated statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	Note	2013 €m	2012 €m
Cash flows from operating activities			
Cash used by operations	10	**(3)**	(5)
Interest received		**19**	6
Tax paid		**(1)**	(2)
Net cash from/(used in) operating activities		**15**	(1)
Cash flows from investing activities			
Dividends received from joint ventures	11	**186**	754
Net cash from investing activities		**186**	754
Cash flows from financing activities			
Equity dividends paid	7	**(321)**	(319)
Repurchase of shares		**(337)**	(141)
Proceeds on issue of ordinary shares		**88**	18
Decrease/(increase) in net funding balances due from joint ventures	10	**370**	(313)
Net cash used in financing activities		**(200)**	(755)
Movement in cash and cash equivalents		**1**	(2)

Consolidated statement of financial position

AS AT 31 DECEMBER	Note	2013 €m	2012 €m
Non-current assets			
Investments in joint ventures	11	**1,488**	1,455
Current assets			
Amounts due from joint ventures		**4**	4
Cash and cash equivalents		**2**	1
		6	5
Total assets		**1,494**	1,460
Current liabilities			
Payables	12	**6**	7
Taxation		**54**	51
Total liabilities		**60**	58
Net assets		**1,434**	1,402
Capital and reserves			
Share capital issued	13	**55**	54
Paid-in surplus		**2,276**	2,189
Shares held in treasury (including in joint ventures)		**(881)**	(571)
Translation reserve		**(131)**	(42)
Other reserves	14	**115**	(228)
Total equity		**1,434**	1,402

Consolidated statement of changes in equity

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserves €m	Other reserves €m	Total equity €m
Balance at 1 January 2012		54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the year		–	–	–	(51)	572	521
Equity dividends paid	7	–	–	–	–	(319)	(319)
Issue of ordinary shares, net of expenses		–	18	–	–	–	18
Repurchase of shares		–	–	(141)	–	–	(141)
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	19	19
Share of joint ventures' settlement of share awards by the employee benefit trust		–	–	5	–	(5)	–
Share of joint ventures' disposal of non-controlling interests		–	–	–	–	4	4
Equalisation adjustments		–	–	–	–	(3)	(3)
Exchange translation differences		–	–	(3)	3	–	–
Balance at 1 January 2013		**54**	**2,189**	**(571)**	**(42)**	**(228)**	**1,402**
Total comprehensive income for the year		**–**	**–**	**–**	**(86)**	**693**	**607**
Equity dividends paid	7	**–**	**–**	**–**	**–**	**(321)**	**(321)**
Issue of ordinary shares, net of expenses		**1**	**87**	**–**	**–**	**–**	**88**
Repurchase of shares		**–**	**–**	**(337)**	**–**	**–**	**(337)**
Share of joint ventures' increase in share based remuneration reserve (net of tax)		**–**	**–**	**–**	**–**	**29**	**29**
Share of joint ventures' settlement of share awards by the employee benefit trust		**–**	**–**	**24**	**–**	**(24)**	**–**
Equalisation adjustments		**–**	**–**	**–**	**–**	**(34)**	**(34)**
Exchange translation differences		**–**	**–**	**3**	**(3)**	**–**	**–**
Balance at 31 December 2013		**55**	**2,276**	**(881)**	**(131)**	**115**	**1,434**

Group accounting policies

These consolidated financial statements, which have been prepared under the historical cost convention, report the consolidated statements of income, comprehensive income, cash flow, financial position and changes in equity of Reed Elsevier NV (incorporated and domiciled in the Netherlands). Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 181.

The Reed Elsevier combined financial statements presented in pounds sterling on pages 97 to 139 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 142 to 154.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 69, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier Combined Businesses. The Combined Businesses are composed of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries and joint ventures, together with the two parent companies, Reed Elsevier NV and Reed ElsevierPLC. The Combined Businesses are jointly controlled by Reed Elsevier NV and Reed Elsevier PLC.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier Combined Businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier Combined Businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus, other than in special circumstances, the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 102 to 107.

Basis of valuation of assets and liabilities

Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside profit or loss (either in other comprehensive income, directly in equity, or through a business combination) in which case the tax appears in the same statement as the transaction that gave rise to it.

Current tax is the amount of corporate income taxes payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the date of the statement of financial position. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised; and reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination. Deferred tax is not discounted.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on pages 105 to 106.

Standards and amendments effective for the year
As described on page 106, of the combined accounts, the combined businesses adopted IAS19 Employee Benefits (revised) with effect from 1 January 2013. As required under the revised standard, comparative figures have been restated. For the year ended 31 December 2012, Reed Elsevier NV's share of results of joint ventures is €16m lower and basic earnings per share is €0.03 lower than previously reported. On an adjusted basis earnings per share is €0.01 lower than previously reported.

With effect from 1 January 2013, the combined businesses also adopted various other standards, interpretations and amendments to IFRS, none of which have had a significant impact on Reed Elsevier's accounting policies or reporting.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 107 of the combined financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2013

1 Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

The Reed Elsevier combined financial statements are presented in pounds sterling, which is the functional currency of Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses of Reed Elsevier. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the Reed Elsevier combined financial statements.

REED ELSEVIER NV CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS	2013	Restated 2012
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling	**£1,110m**	£1,044m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates	**€1,310m**	€1,284m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros	**€1,310m**	€1,284m
Reed Elsevier NV's 50% share of combined net profit attributable to shareholders	**€655m**	€642m

REED ELSEVIER NV CONSOLIDATED TOTAL EQUITY	2013	2012
Reed Elsevier combined shareholders' equity in pounds sterling	**£2,390m**	£2,280m
Reed Elsevier combined shareholders' equity in pounds sterling translated into euros at year end exchange rates	**€2,868m**	€2,804m
Reed Elsevier NV's 50% share of combined equity	**€1,434m**	€1,402m

2 Administrative expenses

Administrative expenses include the remuneration for present and former Directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for Non-Executive Directors of Reed Elsevier NV of €0.3m (2012: €0.3m) are included in remuneration. Insofar as remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2012: nil).

3 Auditor's remuneration

Audit fees payable by Reed Elsevier NV were €129,000 (2012: €126,000). Further information on the audit and non audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 3 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the Directors of Reed Elsevier NV. The remuneration of key management personnel are set out in note 29 to the combined financial statements.

5 Finance income

	2013 €m	2012 €m
Finance income from joint ventures	**19**	8

6 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below:

	2013 €m	Restated 2012 €m
Profit before tax	**659**	644
Tax at applicable rate: 25% (2012: 25%)	**(165)**	(161)
Tax at applicable rate on share of results of joint ventures	**161**	159
Other	**–**	–
Tax expense	**(4)**	(2)

7 Equity dividends

ORDINARY DIVIDENDS PAID IN THE YEAR	2013 €	2012 €	2013 €m	2012 €m
Ordinary shares:				
Final for prior financial year	**€0.337**	€0.326	**230**	228
Interim for financial year	**€0.132**	€0.130	**91**	91
Total	**€0.469**	€0.456	**321**	319
R shares		–		–

The Board of Reed Elsevier NV has proposed a final dividend of €0.374 (2012: €0.337). The cost of funding the proposed final dividend is expected to be €252m. No liability has been recognised at the statement of financial position date.

ORDINARY DIVIDENDS PAID AND PROPOSED RELATING TO THE FINANCIAL YEAR	2013 €	2012 €
Ordinary shares:		
Interim (paid)	**€0.132**	€0.130
Final (proposed)	**€0.374**	€0.337
Total	**€0.506**	€0.467
R shares	**–**	–

Notes to the consolidated financial statements

for the year ended 31 December 2013

8 Earnings per ordinary share ("EPS")

	2013			2012		
	Weighted average number of shares (millions)	**Earnings €m**	**EPS €**	Weighted average number of shares (millions)	Restated Earnings €m	Restated EPS €
Basic earnings per share	**717.6**	**655**	**0.91**	734.0	642	0.87
Diluted earnings per share	**726.9**	**655**	**0.90**	742.1	642	0.87

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares reflects the equivalent ordinary shares amount taking into account the R shares and is after deducting shares held in treasury. Movements in the number of ordinary shares or equivalents for the year ended 31 December 2013 are shown below.

NUMBER OF ORDINARY SHARES OR EQUIVALENTS

	Year ended 31 December				
	Ordinary shares in issue (millions)	**R shares in issue (millions)**	**Treasury shares (millions)**	**2013 Ordinary share equivalents net of treasury shares (millions)**	2012 Ordinary share equivalents net of treasury shares (millions)
At start of year	**726.0**	**43.0**	**(44.2)**	**724.8**	735.8
Issue of ordinary shares	**8.1**	**–**	**–**	**8.1**	1.9
Repurchase of ordinary and R shares	**–**	**–**	**(25.2)**	**(25.2)**	(13.3)
Net release of shares by the employee benefit trust	**–**	**–**	**2.0**	**2.0**	0.4
At end of year	**734.1**	**43.0**	**(67.4)**	**709.7**	724.8
Weighted average number of equivalent ordinary shares during the year				**717.6**	734.0

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

At 31 December 2013 treasury shares included 156,394 R shares (2012: 62,341), equivalent to 1,563,940 Reed Elsevier NV ordinary shares (2012: 623,410).

At 31 December 2013, 4,146,785 R shares (2012: 4,240,838) were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to shareholders		Basic earnings per share	
	2013 €m	Restated 2012 €m	2013 €	Restated 2012 €
Reported figures	**655**	642	**0.91**	0.87
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**192**	207	**0.27**	0.28
Acquisition related costs	**18**	10	**0.03**	0.02
Net financing charge on defined benefit pension schemes	**8**	5	**0.01**	0.01
Disposals and other non operating items	**11**	(64)	**0.02**	(0.09)
Other deferred tax credits from intangible assets*	**(177)**	(52)	**(0.25)**	(0.07)
Exceptional prior year tax credit	**-**	(59)	**-**	(0.08)
Adjusted figures	**707**	689	**0.99**	0.94

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

10 Statement of cash flows

RECONCILIATION OF ADMINISTRATIVE EXPENSES TO CASH USED BY OPERATIONS	2013 €m	2012 €m
Administrative expenses	**(2)**	(2)
Net movement in payables	**(1)**	(3)
Cash used by operations	**(3)**	(5)

RECONCILIATION OF NET FUNDING BALANCES DUE FROM JOINT VENTURES	2013 €m	2012 €m
At start of year	**1,397**	1,084
Cash flow	**(370)**	313
At end of year	**1,027**	1,397

Notes to the consolidated financial statements

for the year ended 31 December 2013

11 Investments in joint ventures

	2013 €m	Restated 2012 €m
Share of results of joint ventures	**642**	638
Share of joint ventures' other comprehensive loss	**(48)**	(121)
Share of joint ventures' disposal of non-controlling interests	**-**	4
Share of joint ventures' increase in share based remuneration reserve (net of tax)	**29**	19
Equalisation adjustments	**(34)**	(3)
Dividends received from joint ventures	**(186)**	(754)
(Decrease)/increase in net funding balances due from joint ventures	**(370)**	313
Net movement in the year	**33**	96
At start of year	**1,455**	1,359
At end of year	**1,488**	1,455

During the year the company received dividends of €186m from Elsevier Reed Finance BV.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2013 €m	Restated 2012 €m	2013 €m	Restated 2012 €m
Revenue	**7,121**	7,523	**3,561**	3,762
Net profit for the year	**1,316**	1,290	**642**	638

Reed Elsevier NV's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €13m (2012: €4m).

Reed Elsevier NV's other comprehensive income includes a loss of €48m (2012: €121m) relating to joint ventures.

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2013 €m	2012 €m	2013 €m	2012 €m
Total assets	**12,594**	13,547	**6,295**	6,773
Total liabilities	**(9,686)**	(10,701)	**(5,834)**	(6,715)
Net assets	**2,908**	2,846	**461**	58
Attributable to:				
Joint ventures	**2,868**	2,804	**461**	58
Non-controlling interests	**40**	42	**-**	-
	2,908	2,846	**461**	58
Net funding balances due from joint ventures			**1,027**	1,397
Total			**1,488**	1,455

The above amounts for Reed Elsevier NV's shareholders share of total assets and total liabilities exclude assets and liabilities held by Reed Elsevier NV, but include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €77m (2012: €393m) and borrowings of €1,963m (2012: €2,386m) respectively.

12 Payables

Included within payables are employee convertible debenture loans of €5m (2012: €7m) with a weighted average interest rate of 1.95% (2012: 2.65%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

13 Share capital and shares held in treasury

AUTHORISED	No. of shares	€m
Ordinary shares of €0.07 each	**1,800,000,000**	**126**
R shares of €0.70 each	**26,000,000**	**18**
Total		**144**

ISSUED AND FULLY PAID	R shares number	Ordinary shares number	R shares €m	Ordinary shares €m	Total €m
At 1 January 2012	4,303,179	724,077,755	3	51	54
Issue of ordinary shares	–	1,906,470	–	–	–
At 1 January 2013	**4,303,179**	**725,984,225**	**3**	**51**	**54**
Issue of ordinary shares	**–**	**8,165,731**	**–**	**1**	**1**
At 31 December 2013	**4,303,179**	**734,149,956**	**3**	**52**	**55**

The issue of shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 6 to the Reed Elsevier combined financial statements.

At 31 December 2013, 4,146,785 (2012: 4,240,838) R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

At 31 December 2013, shares held in treasury related to 4,992,360 (2012: 6,990,101) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 60,895,193 (2012: 36,613,087) Reed Elsevier NV ordinary shares and 156,394 R shares (2012: 62,341) held by the parent company.

The EBT purchases Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards. At 31 December 2013, Reed Elsevier NV shares held by the EBT were €56m (2012: €84m) at cost.

Notes to the consolidated financial statements

for the year ended 31 December 2013

14 Other reserves

	2013 €m	Restated 2012 €m
At start of year	**(228)**	(496)
Profit attributable to shareholders	**655**	642
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**24**	(180)
Transfer to net profit on disposal of available for sale investments	**-**	7
Fair value movements on cash flow hedges	**38**	43
Tax recognised in other comprehensive income	**(23)**	47
Increase in share based remuneration reserve (net of tax)	**29**	19
Settlement of share awards	**(24)**	(5)
Transfer to net profit from cash flow hedge reserve (net of tax)	**(1)**	13
Disposal of non-controlling interests	**-**	4
Equalisation adjustments	**(34)**	(3)
Equity dividends paid	**(321)**	(319)
At end of year	**115**	(228)

15 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2013 €m	2012 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**3,676**	4,422

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 18 to the Reed Elsevier combined financial statements.

16 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	18,385 ordinary R shares	–
1–3 Strand	18,385 ordinary E shares	100%
London WC2N 5JR	100,000 7.5% cumulative preference non voting shares	–
Holding company for operating businesses involved in science & medical, risk management, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	–
Radarweg 29	205 ordinary E shares	100%
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The R shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds shares with special dividend rights in Reed Elsevier Overseas BV, a subsidiary of Reed Elsevier Group plc with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures and enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

17 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Board of Directors on 26 February 2014.

A J Habgood
Chairman of the Board

D J Palmer
Chief Financial Officer

Parent company profit and loss account

FOR THE YEAR ENDED 31 DECEMBER	2013 €m	2012 €m
Administrative expenses	**(2)**	(2)
Dividends received from joint ventures	**186**	754
Finance income from joint ventures	**19**	8
Tax expense	**(4)**	(2)
Profit attributable to ordinary shareholders	**199**	758

Parent company balance sheet

AS AT 31 DECEMBER	Note	2013 €m	2012 €m
Fixed assets			
Investments in joint ventures		**3,606**	3,604
Current assets			
Amounts due from joint ventures – funding		**1,027**	1,397
Amounts due from joint ventures – other		**4**	4
		1,031	1,401
Cash		**2**	1
		1,033	1,402
Creditors: amounts falling due within one year			
Taxation		**(54)**	(51)
Other creditors	1	**(6)**	(7)
		(60)	(58)
Net current assets		**973**	1,344
Net assets		**4,579**	4,948
Capital and reserves			
Share capital issued		**55**	54
Paid-in surplus		**2,276**	2,189
Shares held in treasury		**(814)**	(477)
Other reserves		**195**	193
Reserves		**2,867**	2,989
Shareholders' funds		**4,579**	4,948

The parent company financial statements were signed and authorised for issue by the Board of Directors on 26 February 2014.

A J Habgood
Chairman of the Board

D J Palmer
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus (i) €m	Shares held in treasury €m	Other reserves (ii) €m	Reserves (iii) €m	Total €m
At 1 January 2012	54	2,171	(336)	191	2,550	4,630
Profit attributable to shareholders	–	–	–	–	758	758
Equity dividends paid	–	–	–	–	(319)	(319)
Repurchase of shares	–	–	(141)	–	–	(141)
Issue of shares, net of expenses	–	18	–	–	–	18
Equity instruments granted to employees of combined businesses	–	–	–	2	–	2
At 1 January 2013	**54**	**2,189**	**(477)**	**193**	**2,989**	**4,948**
Profit attributable to shareholders	**–**	**–**	**–**	**–**	**199**	**199**
Equity dividends paid	**–**	**–**	**–**	**–**	**(321)**	**(321)**
Repurchase of shares	**–**	**–**	**(337)**	**–**	**–**	**(337)**
Issue of shares, net of expenses	**1**	**87**	**–**	**–**	**–**	**88**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**2**	**–**	**2**
At 31 December 2013	**55**	**2,276**	**(814)**	**195**	**2,867**	**4,579**

(i) Within paid-in surplus, an amount of €2,099m (2012: €2,012m) is free of tax.

(ii) Other reserves relate to equity instruments granted to employees of the combined businesses under share based remuneration arrangements. Other reserves do not form part of free reserves.

(iii) Free reserves of the company at 31 December 2013 were €4,329m (2012: €4,701m), comprising reserves and paid-in surplus less shares held in treasury.

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Dutch Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (UK GAAP), ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements.

The parent company financial statements are prepared on a going concern basis, as explained on page 181.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments

Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier NV ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures are set out in note 11 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury

The amount of consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in note 13 of the Reed Elsevier NV consolidated financial statements and note 27 of the Reed Elsevier combined financial statements.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €5m (2012: €7m) of employee convertible debenture loans with a weighted average interest rate of 1.95% (2012: 2.65%). Depending on the conversion terms, the surrender of €200 par value debenture loans qualifies for 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

YEAR ENDED 31 DECEMBER	2013 €m	Restated 2012 €m
Parent company profit attributable to shareholders	**199**	758
Share of results of joint ventures	**642**	638
Dividends received from joint ventures	**(186)**	(754)
Consolidated profit attributable to shareholders using the equity method	**655**	642

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

AS AT 31 DECEMBER	2013 €m	2012 €m
Parent company shareholders' funds	**4,579**	4,948
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(1,971)**	(2,427)
Cumulative currency translation adjustments	**(351)**	(262)
Cumulative equalisation and other adjustments	**41**	32
Share of treasury shares held by joint ventures' employee benefit trust	**(67)**	(94)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Equity instruments granted to employees of combined businesses	**(195)**	(193)
Consolidated shareholders' funds using the equity method	**1,434**	1,402

3 Other matters

Transactions with Directors including share based remuneration costs are set out in note 29 to the combined financial statements and details of the directors' remuneration are included in the directors' remuneration report on pages 78 to 94.

Additional information

R shares
Reed Elsevier NV has two types of shares: ordinary shares of €0.07 nominal value and R shares of €0.70 nominal value. Each R share is convertible into 10 ordinary shares and is entitled to cast 10 votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier NV may pay a lower dividend on it, but not less than 1% of the nominal value of an R share.

Profit allocation
The Articles of Association provide that distributions of dividend may only be made insofar as the company's equity exceeds the amount of the paid in capital, increased by the reserves which must be kept by virtue of the law and may be made in cash or in shares, at the proposal of the Board. Distribution of dividends on ordinary shares and on the class R shares shall be made in proportion to the nominal value of each share. The Board may resolve that the dividend to be paid on each class R share shall be lower than the dividend to be paid on each ordinary share, resolving at the same time what amount of dividend shall be paid on each ordinary share and each class R share, respectively.

PROPOSAL FOR ALLOCATION OF PROFIT	2013 €m	2012 €m
Final dividend on ordinary shares for prior financial year	**230**	228
Interim dividend on ordinary shares for financial year	**91**	91
Dividend on R shares	**–**	–
Retained (loss)/ profit	**(122)**	439
Total	**199**	758

Independent auditor's report to the shareholders of Reed Elsevier NV

Opinion on our audit of the consolidated and parent company financial statements of Reed Elsevier NV ("the Company")

In our opinion:

- The financial statements give a true and fair view of the state of the Company's affairs as at 31 December 2013 and of its profit and its cash flows for the year then ended;
- the consolidated financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and in accordance with Part 9 of Book 2 of the Dutch Civil Code; and
- the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and in accordance with Part 9 of Book 2 of the Dutch Civil Code.

We have audited the consolidated financial statements which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, the consolidated statement of financial position and the consolidated statement of changes in equity and the related notes 1 to 17, including a summary of the significant accounting policies. The financial reporting framework that has been applied in the preparation of the consolidated financial statements is applicable law and IFRSs as adopted by the European Union. The parent company financial statements comprise the parent company profit and loss account, the parent company balance sheet, the parent company reconciliation of shareholders' funds, a summary of the parent company significant accounting policies and the related notes 1 to 3. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable Dutch law and United Kingdom Accounting Standards.

Our assessment of risks of material misstatement, application of materiality and overview of the scope of our audit

Given the nature of the Reed Elsevier PLC and Reed Elsevier NV legal structure, our assessed risks of material misstatement, application of materiality and overview of the scope of our audit for the combined business equally applies to the audit of the consolidated and parent company financial statements of Reed Elsevier NV. See page 138 for further details.

Respective responsibilities of directors and auditor

As explained more fully in the Directors' responsibilities statement, the Board is responsible for the preparation of the financial statements in accordance with IFRSs as adopted by the European Union and for being satisfied that they give a true and fair view and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to audit and express an opinion on the financial statements in accordance with Dutch Law, including the Dutch Standards on Auditing. The standards require us to comply with our respective Dutch professions' ethical requirements, including the International Ethical Standards Board of Accountants Code of Ethics. We are independent of the Company within the meaning of the relevant Dutch ethical requirements and have fulfilled our other responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are required to communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We are also required to provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable related safeguards.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error, and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Dutch Law will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and parent company financial statements.

As part of an audit in accordance with Dutch law, we exercise professional judgement and maintain professional scepticism throughout the planning and performance of the audit. We also identify and assess the risks of material misstatement of the consolidated and parent company financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes an assessment of: whether the accounting policies are appropriate to the businesses' circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Board; and the overall presentation structure and content of the financial statements, including the disclosures and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. We obtain sufficient appropriate audit evidence regarding the financial information of the Company and business activities to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Going concern

The financial statements of the Company have been prepared using the going concern basis of accounting. The use of this basis of accounting is appropriate unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

We have reviewed the Report of the Board on page 76 where the Board has not identified a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. We confirm that given the nature of the Reed Elsevier PLC and Reed Elsevier NV legal structure, our assessment of the combined businesses' ability to continue as a going concern equally applies to the parent company and the consolidated financial statements of Reed Elsevier NV.

However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Company's ability to continue as a going concern.

Other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the Report of the Board, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.
A Sandler
Amsterdam
The Netherlands
26 February 2014

5 year summary

	Note	IAS19 (revised)[3] 2013 €m	2012 €m	As reported 2012 €m	2011 €m	2010 €m	2009 €m
Combined financial information							
Revenue		**7,121**	7,523	7,523	6,902	7,084	6,800
Reported operating profit		**1,624**	1,639	1,670	1,386	1,275	881
Adjusted operating profit	1	**2,064**	2,076	2,107	1,870	1,819	1,758
Reported net profit attributable to shareholders		**1,310**	1,284	1,315	874	751	438
Adjusted net profit attributable to shareholders	1	**1,413**	1,379	1,400	1,219	1,150	1,099
Reed Elsevier NV consolidated financial information							
Reported net profit attributable to shareholders		**655**	642	658	437	376	219
Adjusted net profit attributable to shareholders		**707**	689	700	610	575	550
Reported earnings per ordinary share (€)		**€0.91**	€0.87	€0.90	€0.59	€0.51	€0.32
Adjusted earnings per ordinary share (€)		**€0.99**	€0.94	€0.95	€0.83	€0.78	€0.79
Dividend per ordinary share (€)	2	**€0.506**	€0.467	€0.467	€0.436	€0.412	€0.400

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, the net financing cost on defined benefit pension schemes, exceptional restructuring (2008 - 2010) and acquisition related costs, exceptional prior year tax credits (in 2012 only), and in respect of attributable net profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. Acquisition related financing costs and profit and loss from disposal gains and losses and other non operating items are also excluded from the adjusted figures.

(2) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year.

(3) Comparative figures for 2012 have been restated following the adoption of IAS19 Employee Benefits (revised).

Other information

In this section

Reed Elsevier combined businesses

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION	Income statement		Statement of financial position	
	2013	2012	**2013**	2012
US dollars to sterling	**1.56**	1.59	**1.66**	1.62

Combined income statement

FOR THE YEAR ENDED 31 DECEMBER	**2013 US$m**	Restated 2012 US$m
Revenue	**9,415**	9,724
Operating profit	**2,147**	2,119
Profit before tax	**1,866**	1,830
Net profit attributable to parent companies' shareholders	**1,732**	1,660
Adjusted operating profit	**2,728**	2,684
Adjusted profit before tax	**2,452**	2,340
Adjusted net profit attributable to parent companies' shareholders	**1,867**	1,782

Combined statement of cash flows

FOR THE YEAR ENDED 31 DECEMBER	2013 US$m	2012 US$m
Net cash from operating activities	**2,162**	2,237
Net cash used in investing activities	**(493)**	(757)
Net cash used in financing activities	**(2,499)**	(1,594)
Decrease in cash and cash equivalents	**(830)**	(114)
Movement in cash and cash equivalents		
At start of year	**1,038**	1,125
Decrease in cash and cash equivalents	**(830)**	(114)
Exchange translation differences	**11**	27
At end of year	**219**	1,038
Adjusted operating cash flow	**2,657**	2,549

Combined statement of financial position

AS AT 31 DECEMBER	2013 US$m	2012 US$m
Non-current assets	**14,376**	13,738
Current assets	**3,011**	3,624
Assets held for sale	**35**	481
Total assets	**17,422**	17,843
Current liabilities	**6,395**	6,347
Non-current liabilities	**7,000**	7,591
Liabilities associated with assets held for sale	**5**	156
Total liabilities	**13,400**	14,094
Net assets	**4,022**	3,749

Reed Elsevier PLC

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier PLC consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION OF STERLING ($:£1)	**2013 US$:£**	2012 US$:£
Income statement	**1.56**	1.59
Statement of financial position	**1.66**	1.62

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	**2012 US$m**	Restated 2012 US$m
Profit attributable to ordinary shareholders	**892**	855
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**987**	943
Share of joint ventures':		
Amortisation of acquired intangible assets	**(267)**	(283)
Acquisition related costs	**(25)**	(13)
Net financing charge on defined benefit pension schemes	**(11)**	(8)
Disposals and other non operating items	**(16)**	88
Other deferred tax credits from intangible assets*	**248**	70
Exceptional prior year tax credit	**-**	81
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**916**	878

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure

DATA PER AMERICAN DEPOSITARY SHARE (ADS)	**2013 US$**	Restated 2012 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses:		
Adjusted	**$3.37**	$3.14
Basic	**$3.05**	$2.85
Net dividend per ADS paid in the year	**$1.48**	$1.39
Net dividend per ADS paid and proposed in relation to the financial year	**$1.54**	$1.46

Consolidated statement of financial position

AS AT 31 DECEMBER	**2013 US$m**	2012 US$m
Shareholders' equity	**2,098**	1,954

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition related costs, disposal related and other non operating items, the net financing charge or credit on defined benefit pension schemes, exceptional prior year tax credits (in 2012 only) and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares. (CUSIP No. 758205207; trading symbol, RUK; Bank of New York is the ADR Depositary.)

Reed Elsevier NV

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

EXCHANGE RATES FOR TRANSLATION OF EURO ($:€1)	2013 US$:€	2012 US$:€
Income statement	**1.32**	1.29
Statement of financial position	**1.38**	1.32

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER	2013 US$m	Restated 2012 US$m
Adjusted profit attributable to shareholders	**933**	889
Share of joint ventures':		
Amortisation of acquired intangible assets	**(253)**	(267)
Acquisition related costs	**(24)**	(13)
Net financing charge on defined benefit pension schemes	**(10)**	(7)
Disposals and other non operating items	**(15)**	83
Other deferred tax credits from intangible assets*	**234**	67
Exceptional prior year tax credit	**–**	76
Profit attributable to shareholders	**865**	828

* movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation and in 2013 non-recurring deferred tax credits arising on the alignment of certain business assets with their global management structure.

DATA PER AMERICAN DEPOSITARY SHARE (ADS)	2013 US$	Restated 2012 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses:		
Adjusted	**$2.61**	$2.43
Basic	**$2.40**	$2.24
Net dividend per ADS paid in the year	**$1.24**	$1.18
Net dividend per ADS paid and proposed in relation to the financial year	**$1.34**	$1.20

Consolidated statement of financial position

AS AT 31 DECEMBER	2013 US$m	2012 US$m
Shareholders' equity	**1,979**	1,851

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition related costs, disposal related and other non operating items, the net financing charge or credit on defined benefit pension schemes, exceptional prior year tax credits (in 2012 only) and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares. (CUSIP No. 758204200; trading symbol, ENL; Bank of New York is the ADR Depositary.)

Shareholder information

Annual Reports and Financial Statements 2013

The Annual Reports and Financial Statements for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2013, and the Corporate Governance Statement of Reed Elsevier NV are available on the Reed Elsevier website, and from the registered offices of the respective parent companies shown on page 209. Additional financial information, including the interim and full-year results announcements, Interim Management Statements and presentations is also available on the Reed Elsevier website, www.reedelsevier.com.

The Reed Elsevier combined financial statements set out in the Annual Reports and Financial Statements are expressed in sterling, with summary combined financial information expressed in euros. The financial statements of Reed Elsevier PLC and Reed Elsevier NV are expressed in sterling and euros respectively.

Interim results

Reed Elsevier PLC and Reed Elsevier NV no longer publish interim results in hard copy. The interim results are available on the Reed Elsevier website, www.reedelsevier.com.

Share price information

Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the NYSE Euronext Amsterdam Stock Exchange.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs). Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website, other online sources and the financial pages of some newspapers.

 FOR FURTHER INFORMATION VISIT **WWW.REEDELSEVIER.COM**

Information for Reed Elsevier PLC ordinary shareholders

Shareholder services

The Reed Elsevier PLC ordinary share register is administered by Equiniti Limited. Equiniti provides a free online portal for shareholders at www.shareview.co.uk. Shareview allows shareholders to monitor the value of their shareholdings, view their dividend payments and submit dividend mandate instructions. Shareholders can also submit their proxy voting instructions ahead of company meetings, as well as update their personal contact details. Shareview Dealing provides a share purchase and sale facility. Equiniti's contact details appear on page 209.

Electronic communications

While hard copy shareholder communications continue to be available to those shareholders requesting them, in accordance with the Companies Act 2006 and the company's articles of association, Reed Elsevier PLC uses the Reed Elsevier website as the main method of communicating with shareholders. By registering their details online at Shareview, shareholders can be notified by email when shareholder communications are published on the website. Shareholders can also use the Shareview website to appoint a proxy to vote on their behalf at shareholder meetings.

Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies for shareholder meetings through the CREST electronic proxy appointment service by using the procedures described in the CREST manual.

Dividend mandates

Shareholders are encouraged to have their dividends paid directly into a UK bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date. A dividend mandate form can be obtained online at www.shareview.co.uk, or by contacting Equiniti at the address shown on page 209.

Equiniti has established a service for overseas shareholders in over 90 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at www.shareview.co.uk or by contacting Equiniti at the address shown on page 209.

Dividend Reinvestment Plan

Shareholders can choose to reinvest their Reed Elsevier PLC dividends by purchasing further shares through the Dividend Reinvestment Plan (DRIP) provided by Equiniti. Further information concerning the DRIP facility, together with the terms and conditions and an application form can be obtained online at www.shareview.co.uk/dividends or by contacting Equiniti at the address shown on page 209.

Share dealing service

A telephone and internet dealing service is available through Reed Elsevier PLC's Registrar, Equiniti, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 08456 037 037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Individual savings account (ISA)

A single company ISA for Reed Elsevier PLC shares is available through Equiniti. Details may be obtained from www.shareview.co.uk/ISA, by writing to Equiniti at the address shown on page 209,or by calling their ISA helpline on 0871 384 2244.

ShareGift

The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website at www.sharegift.org, or by telephoning ShareGift on 020 7930 3737.

Sub-division of ordinary shares and share consolidation

On 28 July 1986, each Reed Elsevier PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997, each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008, the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of $14\frac{51}{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax

The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above results in an equivalent mid-market price of 40.72p for each existing ordinary share of $14\frac{51}{116}$p nominal value.

Warning to shareholders – unsolicited investment advice

- From time to time shareholders may receive unsolicited calls from fraudsters.
- Fraudsters use persuasive and high-pressure tactics to lure investors into scams, sometimes known as boiler room scams.
- They may offer to sell shares that turn out to be worthless or non-existent, or to buy shares at an inflated price in return for an upfront payment.
- While high profits are promised, if you buy or sell shares in this way you will probably lose your money.
- 5,000 people contact the Financial Conduct Authority about share fraud each year, with victims losing an average of £20,000.

How to avoid share fraud and boiler room scans

The Financial Conduct Authority (FCA) has issued some guidance on how to recognise and avoid investment fraud:

- Legitimate firms authorised by the FCA are unlikely to contact you unexpectedly with an offer to buy or sell shares.
- If you receive an unsolicited phone call, do not get into a conversation, note the name of the person and firm contacting you and then end the call.
- Check the Financial Services Register available at www.fca.org.uk to see if the person and firm contacting you is authorised by the FCA. If you wish to call the person or firm back, only use the contact details listed on the Register.
- Call the FCA on 0800 111 6768 if the firm does not have any contact details on the Register, or if you are told that they are out of date.
- Search the list of unauthorised firms to avoid at www.fca.org.uk/scams.
- If you do buy or sell shares through an unauthorised firm, you will not have access to the Financial Ombudsman Service or the Financial Services Compensation Scheme.
- Consider obtaining independent financial and professional advice before you hand over any money. If it sounds too good to be true it probably is.

How to report a scam

If you are approached by fraudsters, please tell the FCA using the share fraud reporting form at www.fca.org.uk/scams, where you can find out more about investment scams. You can also call the FCA Consumer Helpline on 0800 111 6768.

If you have already paid money to share fraudsters, you should contact Action Fraud on 0300 123 2040.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries
Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 209.

Dividends
Dividends on Reed Elsevier NV ordinary shares are declared and paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Dividend Reinvestment Plan
By instructing their bank or intermediary, shareholders can choose to reinvest their Reed Elsevier NV dividends by purchasing further shares through the Dividend Reinvestment Plan (DRIP) provided by ABN AMRO Bank NV. Further information concerning the DRIP facility can be obtained online at www.securitiesinfo.nl.

Consolidation of ordinary shares
On 7 January 2008, the Reed Elsevier NV ordinary share of €0.06 each were consolidated on the basis of 58 new ordinary shares of €0.07 each for every 67 ordinary shares of €0.06 each held.

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is BNY Mellon.

Reed Elsevier PLC's CUSIP number is 758205207 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares.

Reed Elsevier NV's CUSIP number is 758204200 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services
Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 209.

Dividends
Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F
The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV is filed electronically with the United States Securities and Exchange Commission. A copy of the Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 209.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Auditors
Deloitte LLP
2 New Street Square
London EC4A 3BZ
United Kingdom

Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
United Kingdom

WWW.SHAREVIEW.CO.UK

Tel: 0871 384 2960
(calls cost 8p per minute plus additional network charges where applicable)

Tel: +44 121 415 7047 (callers outside the UK)

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
BNY Mellon Depositary Receipts
PO Box 43006
Providence, RI 02940-3006
USA

WWW.ADRBNY.COM

Email: shrrelations@bnymellon.com
Tel: +1 888 269 2377
+1 201 680 6825 (callers outside the US)

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

Deloitte Accountants BV
Orlyplein 10
1043 DP Amsterdam
The Netherlands

Listing/paying agent
ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

WWW.SECURITIESINFO.NL

2014 financial calendar

27 February	**PLC/NV**	Results announcement for the year ended 31 December 2013
23 April	**PLC/NV**	Interim management statement issued in relation to the 2014 financial year
23 April	**NV**	Annual General Meeting – Reed Elsevier NV, Hotel Okura, Ferdinand Bolstraat 33, 1072 LH Amsterdam
24 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1K 2HP
30 April	**PLC/NV**	Ex-dividend date – 2013 final dividend, Reed Elsevier PLC ordinary shares and ADRs, and Reed Elsevier NV ordinary shares
1 May	**NV**	Ex-dividend date – 2013 final dividend, Reed Elsevier NV ADRs
2 May	**PLC**	Record date – 2013 final dividend, Reed Elsevier PLC ordinary shares and ADRs
5 May	**NV**	Record date – 2013 final dividend, Reed Elsevier NV ordinary shares and ADRs
23 May	**PLC/NV**	Payment date – 2013 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
30 May	**PLC/NV**	Payment date – 2013 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
24 July	**PLC/NV**	Interim results announcement for the six months to 30 June 2014
6 August	**PLC/NV**	Ex-dividend date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
8 August	**PLC/NV**	Record date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
28 August	**PLC/NV**	Payment date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
4 September	**PLC/NV**	Payment date – 2014 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs

The following tables set out dividends paid (or proposed) in relation to the three financial years 2011–2013.

	per PLC ordinary share	**per NV ordinary share**	**Payment date**
Final dividend for 2013*	17.95p	€0.374	23 May 2014
Interim dividend for 2013	6.65p	€0.132	29 August 2013
Final dividend for 2012	17.00p	€0.337	23 May 2013
Interim dividend for 2012	6.00p	€0.130	31 August 2012
Final dividend for 2011	15.90p	€0.326	21 May 2012
Interim dividend for 2011	5.65p	€0.110	26 August 2011

*Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2014.

	per PLC ADR	**per NV ADR**	**Payment date**
Final dividend for 2013	**	**	30 May 2014
Interim dividend for 2013	$0.412	$0.34948	5 September 2013
Final dividend for 2012	$1.02578	$0.86555	30 May 2013
Interim dividend for 2012	$0.37898	$0.32515	7 September 2012
Final dividend for 2011	$1.00379	$0.82940	29 May 2012
Interim dividend for 2011	$0.36860	$0.31618	2 September 2011

**Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 23 May 2014.

Note: The dividend rates shown for Reed Elsevier NV ordinary shares and ADRs are gross dividend rates before the deduction of Dutch withholding tax.

Principal operating locations

Reed Elsevier
1-3 Strand
London WC2N 5JR, UK
Tel: +44 (0)20 7166 5500
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 8100
Fax: +1 212 309 8187

FOR FURTHER INFORMATION OR CONTACT DETAILS, PLEASE CONSULT OUR WEBSITE: **WWW.REEDELSEVIER.COM**

Elsevier
Radarweg 29
1043 NX Amsterdam
The Netherlands
WWW.ELSEVIER.COM

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

1600 John F. Kennedy Blvd
Suite 1800, Philadelphia
PA 19103, USA

3251 Riverport Lane
Maryland Heights, MO 63043, USA

LexisNexis Risk Solutions
1000 Alderman Drive
Alpharetta, GA 30005, USA
WWW.LEXISNEXIS.COM/RISK

Reed Business Information
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
WWW.REEDBUSINESS.CO.UK

LexisNexis Legal & Professional
125 Park Avenue, 23rd Floor
New York, NY 10017, USA
WWW.LEXISNEXIS.COM

9443 Springboro Pike
Miamisburg, OH 45342, USA

Lexis House, 30 Farringdon Street
London EC4A 4HH, UK
WWW.LEXISNEXIS.CO.UK

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK
WWW.REEDEXPO.COM

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032



Credits

Designed and produced by
saslondon.com
Board photography by
Iain Crockart
Printed by
Pureprint Group, ISO14001, FSC® certified and CarbonNeutral®

The 2013 Annual Reports and Financial Statements is printed using paper containing a minimum of 75% recycled content, of which 100% is de-inked post-consumer waste. All of the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using their *alco***free**® and *pure***print**® environmental printing technology; vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both manufacturing mill and printer are ISO14001 registered and are Forest Stewardship Council® (FSC) chain-of-custody certified.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C022913

www.reedelsevier.com